

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

OR

☐ Transition Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the transition period from ______________ to ____________________

Commission file number 001-33364

Flagstone Reinsurance Holdings, S.A.

(Exact Name of Registrant as Specified in Its Charter)

Luxembourg	98-0481623
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

37 Val St André
L-1128 Luxembourg, Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

+352 273 515 30
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Shares, par value 1 cent per share
Name of exchange on which registered:
New York Stock Exchange
Bermuda Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of most recently completed second fiscal quarter (June 30, 2010), was $563,651,400 based on the closing sales price of the Registrant's common shares of $10.82 on June 30, 2010.

As of February 22, 2011, the Registrant had 68,713,348 common voting shares outstanding, net of treasury shares, with a par value $.01 per share.

Documents Incorporated by Reference:

Document	Part(s) Into Which Incorporated
Portions of the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the Registrant's Annual General Meeting of Shareholders scheduled to be held May 12, 2011 (the "Proxy Statement"), are incorporated by reference into Part III of this report. With the exception of the portions of the Proxy Statement specifically incorporated herein by reference, the Proxy Statement is not deemed to be filed as part of this report.	Part III

FLAGSTONE REINSURANCE HOLDINGS, S.A.
INDEX TO FORM 10-K

PART I

References in this Annual Report on Form 10-K (this "Annual Report") to the "Company", "Flagstone", "we", "us", and "our" refer to Flagstone Reinsurance Holdings, S.A. and/or its subsidiaries, including Flagstone Réassurance Suisse SA, its wholly-owned Switzerland reinsurance company, Flagstone Syndicate Management Limited (formerly Marlborough Underwriting Agency Limited), its United Kingdom Lloyd's managing agency, Island Heritage Holdings Ltd., its Cayman Islands based insurance holding company, Flagstone Alliance Insurance & Reinsurance PLC, its wholly-owned Cyprus insurance and reinsurance company, Flagstone Reinsurance Africa Limited, its wholly-owned South African reinsurance company, Mont Fort Re Ltd., its wholly-owned Bermuda reinsurance company, and any other direct or indirect wholly-owned subsidiary, unless the context suggests otherwise. References to "Flagstone Suisse" refer to Flagstone Réassurance Suisse SA, its wholly-owned subsidiaries and its Bermuda branch. References to "FSML" refer to Flagstone Syndicate Management Limited, its wholly-owned subsidiaries and Syndicate 1861. References to "Island Heritage" refer to Island Heritage Holdings Ltd. and its subsidiaries. References to "Flagstone Alliance" refer to Flagstone Alliance Insurance & Reinsurance PLC and its subsidiaries. References to "Flagstone Africa" refer to Flagstone Reinsurance Africa Limited. References to "Mont Fort" refer to Mont Fort Re Ltd. References in this Annual Report on Form 10-K to "dollars" or "$" are to the lawful currency of the United States of America (the "U.S."), unless the context otherwise requires. All amounts in the following tables are expressed in thousands of U.S. dollars, except share amounts, per share amounts, percentages or unless otherwise stated. References in this Annual Report to (i) "foreign currency" are to currencies other than U.S. dollars and (ii) "foreign exchange" transactions or "foreign investments" are to transactions or investments, respectively, involving currencies other than U.S. dollars, in each case unless the context otherwise requires. The Company's references to the URLs for third-party websites in this Annual Report are intended to be inactive textual references only, and none of the information contained on or connected to these websites is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements.

This Annual Report contains, and the Company may from time to time make, written or oral " forward-looking statements " within the meaning of the U.S. Federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may", "should", "estimate", "expect", "anticipate", "intend", "believe", "predict", "potential", or words of similar import generally involve forward-looking statements.

Important events and uncertainties that could cause the actual results to differ include, but are not necessarily limited to: market conditions affecting our common share price; the possibility of severe or unanticipated losses from natural or man-made catastrophes; the effectiveness of our loss limitation methods; our dependence on principal employees; the cyclical nature of the insurance and reinsurance business; the levels of new and renewal business achieved; opportunities to increase writings in our core property and specialty reinsurance and insurance lines of business and in specific areas of the casualty reinsurance market; the sensitivity of our business to financial strength ratings established by independent rating agencies; the estimates reported by cedents and brokers on pro-rata contracts and certain excess of loss contracts in which the deposit premium is not specified; the inherent uncertainties of establishing reserves for loss and loss adjustment expenses, and our reliance on industry loss estimates and those generated by modeling techniques; unanticipated adjustments to premium estimates; changes in the availability, cost or quality of reinsurance or retrocessional coverage; our exposure to many different counterparties in the financial service industry, and the related credit risk of counterparty default; changes in general economic conditions; changes in governmental regulation or tax laws in the jurisdictions where we conduct business; the amount and timing of reinsurance recoverables and reimbursements we actually receive from our reinsurers; the overall level of competition, and the related demand and supply dynamics in our markets relating to growing capital levels in the insurance and reinsurance industries; declining demand due to increased retentions by cedents and other factors; the impact of terrorist activities on the economy; and rating agency policies and practices.

These and other events that could cause actual results to differ are discussed in more detail in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. Federal securities laws. Readers are cautioned not to place undue reliance on these forward-looking statements, which are subject to significant uncertainties and speak only as of the date on which they are made.

ITEM 1. BUSINESS

General Development

The Company, a global reinsurance and insurance company, was originally incorporated under the laws of Bermuda in October 2005 and commenced operations in December 2005. On March 22, 2010, Flagstone Reinsurance Holdings Limited, the predecessor to Flagstone Reinsurance Holdings, S.A., announced that its Board of Directors (the "Board") recommended a proposal for a redomestication to change Flagstone's jurisdiction of incorporation from Bermuda to Luxembourg (the "Redomestication"). On May 14, 2010, the Company's shareholders approved the Redomestication and thereby discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act 1981 of Bermuda and continued its existence as a *société anonyme* under the laws of Luxembourg effective May 17, 2010. The Redomestication has not had, and the Company does not expect the Redomestication to have, a material impact on the way the Company operates or on its financial condition or results of operations.

The Company is currently organized into three business segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010). Our Reinsurance segment provides reinsurance through our property, property catastrophe and short-tail specialty and casualty reinsurance lines of business. Our Lloyd's segment primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. Our Island Heritage segment includes insurance business generated through Island Heritage, a property insurer based in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region. We diversify our risks across business lines by risk zones, each of which combines a geographic zone with one or more types of peril (for example, Texas Windstorm, Florida Hurricane or California Earthquake). The majority of our reinsurance contracts contain loss limitation provisions such as fixed monetary limits to our exposure and per event caps. We specialize in underwriting where we believe sufficient data exists to analyze effectively the risk/return profile, and where we are subject to legal systems we believe are reasonably fair and reliable.

Our largest business is providing property catastrophe reinsurance coverage to a broad range of select insurance companies. These policies provide coverage for claims arising from major natural catastrophes, such as hurricanes and earthquakes, in excess of a specified loss. We also provide coverage for claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornados. Our specialty lines, which includes our Lloyd's direct and facultative business, cover such risks as aviation, energy, hull and cargo, accident and health, agribusiness, engineering, satellite, space, marine, marine liability and workers' compensation catastrophe.

Our financial statements are prepared in accordance with accounting principles generally accepted in the U. S. ("U.S. GAAP") and our fiscal year ends on December 31. Since a substantial portion of the insurance and reinsurance we write provides protection from damages relating to natural and man-made catastrophes, our results depend to a large extent on the frequency and severity of such catastrophic events, and the specific coverages we offer to clients affected by these events. This may result in volatility in our results of operations and financial condition. In addition, the amount of premiums written with respect to any particular line of business may vary from quarter to quarter and year to year as a result of changes in market conditions.

We measure our financial success through long term growth in diluted book value per share plus accumulated distributions measured over intervals of three years, which we believe is the most appropriate measure of the performance of the Company, a measure that focuses on the return provided to the Company's shareholders. Diluted book value per share is obtained by dividing Flagstone shareholders' equity by the number of common shares and common share equivalents outstanding.

We derive our revenues primarily from net premiums earned from the reinsurance and insurance policies we write, net of any retrocessional or reinsurance coverage purchased, net investment income and net realized and unrealized gains from our investment portfolio, and fees for services provided. Premiums are generally a function of the number and type of contracts we write, as well as prevailing market prices. Premiums are normally due in installments and earned over the contract term.

Our expenses consist primarily of the following types: loss and loss adjustment expenses ("LAE") incurred on the policies of reinsurance and insurance that we sell; acquisition costs which typically represent a percentage of the premiums that we write paid to agents or brokers who produce the business; general and administrative expenses which primarily consist of salaries, benefits and related costs, including costs associated with awards under the Company's Performance Share Unit Plan ("PSU Plan") and Restricted Share Unit Plan ("RSU Plan"), and other general operating expenses; interest expenses related to our debt obligations; and minority interest, which represents the interest of external parties with respect to the net income of Mont Fort, Island Heritage, and Flagstone Africa (on November 10, 2009 Flagstone Africa became a wholly-owned subsidiary of Flagstone Suisse and has not been included in minority interest since that date).

Business Strategy

The Company is in the business of taking two kinds of risk which we refer to as our Franchise Risks: these are insurance risk and investment risk. Our goal with respect to these risks is to be well rewarded for the risks we take, and well diversified so as to produce an acceptable return on equity with moderate volatility. The ultimate responsibility for the levels of Franchise Risk rests with our Chief Executive Officer, reporting to the Board. We endeavor to minimize other risks such as operational and reputational risks, which we refer to as Enterprise Risks, and the responsibility for managing these lies with our Chief Enterprise Risk Officer, reporting to the Chief Operating Officer and to the Board.

Our two primary financial goals are to maintain multiple financial strength ratings in the "A" range, and to produce growth in diluted book value per share with moderate volatility. We believe that prudent management of our underwriting risks, relative to our capital base, together with effective investment of our capital and premium income will achieve our financial goals and deliver attractive risk-adjusted returns for our shareholders. To achieve this objective, our strategy is as follows:

Lead the Industry in the Utilization of Proprietary Analytics. We will continue our extensive use of proprietary analytics to select and manage a diversified portfolio of risks that we believe will generate an attractive return on capital over the long term.

Maintain Our Strong Broker and Customer Relationships Through Industry Leading Service. We will continue to enhance our relationships with brokers and customers and build our franchise. We will seek to enhance our reputation with brokers by responding promptly to submissions, as quickly as within one business day, if necessary, and by providing a reasoned analysis to support our pricing. Members of our senior management team will continue to spend a significant amount of time meeting with brokers and potential new clients and strengthening existing relationships.

Leverage Our Global Operating Platform. We will continue to integrate and grow our global operating platform. We believe that by accessing lower cost, yet highly educated and qualified talent, selected from certain of our locations outside of Switzerland, Bermuda and the United Kingdom, and integrating them into our operations through our technology platform, we will be able to achieve greater capabilities than other global reinsurance companies of comparable capital size.

Employ Our Capital Markets Expertise To Optimize Our Return And Expand Our Opportunities. The capital markets experience of our senior management team is being leveraged to access capital markets in innovative ways. For example, we have participated in catastrophe bond structures, including bond structures involving Montana Re Ltd. ("Montana Re") and Valais Re Ltd. ("Valais Re"), and each provides protection on our global reinsurance portfolio. Montana Re offers Flagstone protection on its insurance and reinsurance portfolio through multiple tranches.

Communicate Proactively and Effectively with the Investor Community. We endeavor to keep our investor base up to date on all recent developments via our website, earnings calls, investor conferences and one on one meetings as requested.

Maintain an Energetic Culture that Continuously Challenges Best Practices. Our team operates in a fast paced dynamic environment and is encouraged to actively challenge best practices in the industry.

Segment Information

To better align the Company's operating and reporting structure with its current strategy, as a result of our acquisition of FSML, the managing agency for Lloyd's Syndicate 1861, the Company modified its internal reporting process and the manner in which the business is managed and as a result, the Company revised its segment structure, effective January 1, 2009. As a result of this process, the Company is now reporting its results to the chief operating decision maker based on three reporting segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010). The gross premiums written in 2010 by each of the Reinsurance, Lloyd's and Island Heritage segments were 74.6%, 17.1% and 8.3%, respectively, (2009 – 76.7%, 14.8%, 8.5% and 2008 – 90.2%, nil, 9.8%) of total gross premium written during the year.

Management regularly reviews our financial results and assesses our performance on the basis of our three reporting segments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") topic on Segment Reporting. Financial data relating to our segments is included in Note 21 "Segment Reporting" to our consolidated financial statements (Item 8 below).

Segments, Products and Operations

Reinsurance Segment and Products

We write primarily property, property catastrophe, and short-tail specialty and casualty reinsurance from our offices in Switzerland, Bermuda, South Africa, Puerto Rico, and Dubai. For a discussion of our Global Operating Platform, please see "Operations—Global Operating Platform" below.

Substantially all of the reinsurance products we currently seek to write are in the form of treaty reinsurance contracts. When we write treaty reinsurance contracts, we do not evaluate separately each of the individual risks assumed under the contracts and are therefore largely dependent on the individual underwriting decisions made by the cedent. Accordingly, as part of our initial review and renewal process, we carefully review and analyze the cedent's risk management and underwriting practices in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

Our contracts can be written on either a pro rata or on an excess of loss basis, generally with a per-event or aggregate cap. With respect to pro rata reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the cedent and typically provide a ceding commission to the client in order to pay for part of their business origination expenses. In the case of reinsurance written on an excess of loss basis, we receive the premium for the risk assumed and indemnify the cedent against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount.

The bulk of our portfolio of risks is assumed pursuant to traditional reinsurance contracts. We may also from time to time take underwriting risk by purchasing a catastrophe-linked bond, or via a transaction booked as an industry loss warranty (as described below under "Property Catastrophe Reinsurance") or an indemnity swap. An indemnity swap is an agreement that provides for the exchange between two parties of different portfolios of catastrophe exposure with similar expected loss characteristics (for example, U.S. earthquake exposure for Asian earthquake exposure). We believe our internal capital markets experience is useful in being able to analyze and evaluate underwriting risks independently from their legal form. All underwriting risks, regardless of the form in which they are entered into, are managed by the underwriting team as part of our overall risk portfolio.

Presently, we primarily focus on writing the following products:

Property Catastrophe Reinsurance. Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, fires, winter storms, and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption. Property catastrophe reinsurance is our most significant product.

We write property catastrophe reinsurance primarily on an excess of loss basis. In the event of a loss, most contracts of this type require us to cover a subsequent event and generally provide for a premium to reinstate the coverage under the contract, which is referred to as a "reinstatement premium." These contracts typically cover only specific regions or geographical areas, but may be on a worldwide basis.

We also provide industry loss warranty covers, which are triggered by loss and loss adjustment expenses incurred by the cedent and some pre-determined absolute level of industry-wide losses resulting from an insured event or by specific parameters of a defined event (such as a magnitude 8 earthquake or a category 4 hurricane).

Property Reinsurance. We also provide reinsurance on a pro rata share basis and per risk excess of loss basis. Per risk reinsurance protects insurance companies on their primary insurance risks on a single risk basis, for example, covering a single large building. Generally, our property per risk and pro rata business is written with loss limitation provisions, such as per occurrence or per event caps, which serve to limit exposure to catastrophic events.

Short-tail Specialty and Casualty Reinsurance. We also provide short-tail specialty and casualty reinsurance for risks such as aviation, energy, personal accident and health, satellite, marine and workers' compensation. Generally, our short-tail specialty and casualty reinsurance is written with loss limitation provisions.

For the years ended December 31, 2010, 2009 and 2008, approximately 47%, 46% and 60%, respectively, of the risks we reinsured were related to natural catastrophes, such as hurricanes and earthquakes, in North America, the Caribbean and Europe, although we also have written a significant amount of catastrophe business in Japan and Australasia.

Lloyd's Segment and Products

Our Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and FSML. Syndicate 1861 primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. FSML generates fee income from the provision of services to syndicates and third parties. Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As such there are no comparative numbers for 2008.

On September 23, 2009, the Company announced a new Lloyd's property division and syndicate, Syndicate 1969. The new division began writing business for October 1, 2009, initially on behalf of FSML's existing Syndicate 1861, but was supported for the 2010 underwriting year by a third party new mixed-capital Syndicate 1969, which assumed 100% of international property risks and 75% of other risks, with Syndicate 1861 assuming the balance. Syndicate 1969 uses the managing agency services and systems provided by FSML and Flagstone.

Island Heritage Segment and Products

Island Heritage is a property insurer domiciled in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region. The Company gained a controlling interest in Island Heritage in the third quarter of 2007.

Operations - Global Operating Platform

Our principal operating offices are in Luxembourg, Bermuda, Switzerland, India, the U.K., Canada, Puerto Rico, Dubai, Cayman Islands and South Africa. Most of our senior management, primarily underwriting, investment, and risk management functions, are located in Luxembourg, Switzerland, Bermuda and London and use the support services from the other offices, with lower operating costs or specialized functions, to deliver products and services to brokers and customers. This provides significant efficiencies in our operations and provides us with access to a large and highly qualified staff at a relatively low cost. We believe that we are positioned to perform and grow these functions outside of Switzerland, Bermuda and London to an extent that distinguishes us among global reinsurance companies of comparable capital size.

Flagstone Suisse is based in Martigny in the canton of Valais, Switzerland. Through this local presence, we are in a position to closely follow and respond effectively to the changing needs of the various European and Bermuda insurance markets. Flagstone Suisse is licensed by the Swiss Financial Market Supervisory Authority, or FINMA, in Switzerland. Flagstone Suisse is also a licensed permit company registered in Bermuda as a Class 4 insurer under the Bermuda Insurance Act operating through its Bermuda branch which complements our Swiss based underwriters with a separately staffed Bermuda underwriting platform.

In London, England, we have FSML, the managing agency for Lloyd's Syndicate 1861 - a Lloyd's syndicate underwriting a specialist portfolio of short-tail insurance and reinsurance and an international reinsurance marketing operation promoting Flagstone to international and multinational clients. In addition, our U.K. operations, through Flagstone Representatives Limited, our London based market intermediary regulated by the Financial Services Authority ("FSA"), work alongside our underwriters to develop global business opportunities and maintain relationships with existing clients. During 2009, we opened further offices in Rio de Janeiro and New York. The Rio office allows us access to the growing Brazilian market, and the opening of our agency in New York has opened up the North American Marine and Energy market on both a primary and reinsurance basis.

Our research and development efforts, proprietary software development, systems implementation, part of our catastrophe modeling and risk analysis team, part of underwriting administration, finance and accounting, and our investments analysis team are based in Hyderabad, India. Our office is located in the state of Andhra Pradesh, a region with highly reputed educational institutes, many highly educated and talented financial analyst and software professionals, and with operating costs that are substantially below those in Switzerland, Bermuda and London. From support services perspective, Hyderabad center well complements our other support center, Halifax, Nova Scotia, Canada, and we are able to provide 24x7 support to our global underwriting operations.

In Halifax, Nova Scotia, Canada, we run support services such as accounting, claims, risk modeling systems implementation and support, IT infrastructure, proprietary systems development and high performance computing. Halifax has a concentration of university graduates with professional backgrounds and credentials in such areas as finance, information technology and science which are appropriate for our operational support functions. In general, the cost of employing a highly skilled work force in Halifax is lower than in Bermuda, Switzerland and London. In addition, Halifax is in the same time zone as Bermuda, which facilitates communications between our offices.

Our Puerto Rico office, established in 2007 and licensed with the Office of the Commissioner of Insurance of Puerto Rico, provides an underwriting platform targeting the Caribbean and Latin American regions, primarily on behalf of Flagstone Suisse.

In Dubai, we have established and licensed a reinsurance intermediary operation with the Dubai Financial Services Authority to provide marketing and underwriting support for the Middle East and North Africa on behalf of Flagstone Suisse.

In the Cayman Islands, we write insurance business generated through Island Heritage, which primarily is in the business of insuring homes, condominiums and office buildings in the Caribbean region.

Flagstone Africa, is licensed as a South African multi-line reinsurer and it writes multiple lines of reinsurance in the South African and sub-Saharan reinsurance markets.

In Luxembourg, we manage our investment portfolio within Flagstone Capital Management Luxembourg SICAF FIS ("FCML"). FCML is a fixed capital investment company qualifying as a specialized investment fund under the Luxembourg law of

February 13, 2007 and may be constituted with multiple sub funds each corresponding to a distinct part of the assets and liabilities of the investment company.

We believe our operating platform affords us the capability and flexibility to deploy our capital and expertise strategically, efficiently and tactically throughout the global markets. For example, compared to our competitors, we believe these capabilities allow us to process a large number of business submissions quickly and thoroughly, to review relatively more risks in the search for attractive opportunities and to explore new markets where the accumulation and analysis of data is a time-consuming activity.

Ratings

The following are the current financial strength ratings from internationally recognized rating agencies for Flagstone Suisse:

Rating Agency	Financial Strength Rating	
A.M. Best	A-	Excellent (Stable outlook)
Moody's Investor Services	A3	Strong (Negative outlook)
Fitch	A-	Adequate (Stable outlook)

Financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Ratings also play a significant role in the perception of a market participant's financial strength, one of the key factors in our ability to compete effectively. Rating organizations, such as A.M. Best, Moody's and Fitch, continually review the financial positions of insurers and reinsurers, including Flagstone, and provide ratings that are designed to reflect a company's ability to meet its financial obligations under its policies. Our ability to underwrite business is dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. In the event that our financial strength ratings are downgraded by any of the agencies, we believe our ability to write business would be adversely affected. In the ordinary course of business, we evaluate our capital needs to support the volume of business written in order to maintain our claims paying and financial strength ratings, and we regularly provide financial information to rating agencies to both maintain and enhance existing ratings. A downgrade by any rating organization could result in a significant reduction in the number of reinsurance and insurance contracts we write and in a substantial loss of business as our customers, and brokers that place such business, move to other competitors with higher financial strength ratings.

Our financial strength ratings do not refer to our ability to meet non-reinsurance and non-insurance obligations and are neither a recommendation to purchase any policy or contract issued by us nor are they evaluations directed to the investor community or recommendation to buy, hold or sell our securities. Our ratings may be revised or revoked at the sole discretion of the rating agencies.

Syndicate 1861 at Lloyd's of London: All Lloyd's syndicates, including Syndicate 1861, benefit from Lloyd's central resources, including the Lloyd's brand, its network of global licenses and the "Central Fund". The "Central Fund" is available at the discretion of the Council of Lloyd's to meet any valid claim that cannot be met by the resources of any member. As all Lloyd's policies are ultimately backed by this common security, a single market rating can be applied.

See Risk Factors— "The financial strength rating of Flagstone may be revised downward which could affect our standing among brokers and customers, result in a substantial loss of business and impede our ability to conduct business."

Underwriting and Risk Management

We view underwriting and risk management as an integrated process. We consider underwriting a risk only after we have an initial understanding of how its addition to our existing portfolio would impact our total single event loss potential by risk zone. After completing our detailed underwriting analysis, and before we provide an indication of terms and price, we ensure that we understand the change this risk will make in the overall risk of our insurance portfolio. We constantly review our global exposures as new opportunities are shown to us, as we bind new business, and as policies mature to ensure that we are continuously aware of our overall underwriting risk. A principal focus of Flagstone is to develop and effectively utilize sophisticated computer models and other analytical tools to assess the risks that we underwrite and to optimize our portfolio of underwriting and investment risks.

Underwriting

Our principal underwriting objective is to create a balanced portfolio of risks, diversified by lines of business and risk zone. Underwriting and pricing controls are exercised through our chief underwriting officers and our chief actuary. The underwriting team is supported by additional underwriters, catastrophe risk analysts, an actuarial pricing team, a catastrophe modeling and research team and a full complement of underwriting administrative support positions.

We underwrite to specific disciplines as set out in our underwriting guidelines developed by our senior executives and approved by the Underwriting Committee of our Board. In general our underwriting and risk management approach is to:

- focus on ceding insurers that are leaders in their geographic zone with high quality underlying data;
- devote significant time and resources to data evaluation and cleansing;
- use multiple analytical models to price each risk, including varying techniques and vendor models;
- ensure correct application of vendor model options for each specific risk factor (such as demand surge, which is the tendency for costs such as construction to increase following a large catastrophe);
- leverage our research and development team's in-depth knowledge of the strengths and weaknesses of third-party models in pricing and risk selection;
- subject all risks to peer review, which is the detailed review of each risk we plan to write by an underwriter other than the individual responsible for the transaction, and subject large risks to additional approval by the Chief Executive Officer, the Management Committee, or the Underwriting Committee of the Board of Directors, depending on the size of the risk;
- quickly reject risks that do not meet our requirements;
- identify attractive insurance and reinsurance programs, lines, and markets to enter; and
- devote significant time to data evaluation and cleansing and establish state of the art processes to ensure proper risk classification and selection.

Risk Management

We apply an integrated approach to risk management, employing a variety of tools, both proprietary and commercially available, along with prudent analysis and management from our actuarial and underwriting professionals.

We have invested significant resources in developing state of the art risk monitoring capabilities. Our Multiple Operational Sourced and Integrated Control Database & Applications, that we refer to as our MOSAIC platform, provides a flexible framework for assimilating various data and informational formats for risk modeling, pricing, risk controls, underwriting and reporting. Our proprietary systems allow us significant flexibility in evaluating our loss potential from a variety of commercial vendor models and varying segments of our business, primarily regional and peril.

Property catastrophe risks along with other aggregating exposures are monitored in a variety of fashions including probable maximum loss and absolute zonal limits exposed. Internal risk guidelines govern the maximum levels of risk the Company may assume including size of individual risk commitments. We limit risks on both an absolute zonal basis for property and probable maximum loss.

We limit risks on an absolute zonal basis for property reinsurance. Similarly we limit maximum aggregate insurance exposure to specified geographic concentrations through the use of geographic information systems technology.

Probable Maximum Loss ("PML"). We monitor our PML on both a per occurrence and annual aggregate basis as part of our internal risk guidelines. Per occurrence refers to the potential size of loss from a given event versus annual aggregate, which involves the use of simulation to define hypothetical years containing sequences of events. For example, Hurricanes Katrina, Wilma or Rita would qualify as individual events, but annual aggregate calculations identify the Company's exposure to all three of these events occurring in a single year.

We also manage the risk of estimation error by applying limits in each of our risk zones, which we refer to as zonal limits. Substantially all of our contracts include loss limitation provisions, and we limit the amount of exposure to a single event loss for a particular peril that we can take on or retain from those contracts in any one risk zone. Our approach to risk control imposes an absolute limit on our net maximum potential loss for any single event in any one risk zone, which we believe reduces the risk to Flagstone of model error or inaccuracy.

We apply similar scenario based approaches along with absolute aggregate loss limitations to non- natural catastrophe and/or non-property exposed risks. For example, airline exposure in the aviation line is highly concentrated and therefore essential to monitor maximum potential event and annual aggregate exposures; we have developed a model that simulates 20,000 years of potential airline losses including secondary losses to product manufacturers. In addition, we manage our maximum loss potential to various industry size losses. We apply similar methodologies to U.S. crop, satellite, marine, energy, and property risk.

Ceded Reinsurance. In addition to managing the risks in our portfolio by monitoring the zonal exposures resulting from each underwriting decision, we also may choose to protect our results and capital through the use of retrocessional coverage. This coverage may be purchased on an indemnity basis as well as on an industry basis (for example, industry loss warranties).

When we buy reinsurance and retrocessional coverage on an indemnity basis, we are paid for an agreed-upon portion of the losses we actually suffer. In contrast, when we buy an industry loss warranty cover, we are paid only if both the Company and the industry suffer a loss (as reported by one of a number of independent agencies) in excess of specified threshold amounts. With an industry loss warranty, we bear the risk that we may suffer a loss and yet receive no payment because the industry loss was less than the specified threshold amount.

We control our Caribbean coverage exposure through Island Heritage to both single and multiple catastrophe events through the use of catastrophe reinsurance. For individual non-catastrophe exposures we control our risk through the use of per risk reinsurance coverage. We control our individual risk exposure for risks written by Island Heritage through our underwriting guidelines which limit individual exposures by reference to our per risk reinsurance coverage limits.

We only purchase reinsurance and retrocessional coverage from reinsurers with a minimum financial strength rating of "A-" from A.M. Best or S&P or "A3" from Moody's, from affiliates with whom we are able to control credit risk, or on a collateralized basis.

We cede business to our sidecar, Mont Fort. Mont Fort raises capital from third-party investors through offerings of its preferred shares, and uses the proceeds of those offerings to underwrite reinsurance which will be ceded to Mont Fort by Flagstone. Mont Fort is organized to establish segregated accounts, referred to as cells. Each cell of Mont Fort has a distinct business strategy, underwriting strategy and underwriting risk management program. Flagstone may also cede business to reinsurance companies other than Mont Fort.

We also use capital markets instruments for risk management (e.g., catastrophe-linked bonds, or catastrophe bonds, which is a type of financial instrument that is tied to a specific catastrophic event, and other forms of risk securitization) where the pricing and capacity is attractive and the structures provide a high degree of security and clear loss settlement procedures.

Program Limits. We also seek to control our overall exposure to risk by limiting the amount of reinsurance we will supply in accordance with a particular program or contract. This helps us to diversify within and across risk zones. Our Underwriting Committee sets an absolute dollar limit on our maximum exposure to any one program or contract, which may be exceeded for specific situations at the discretion of the Underwriting Committee.

Marketing and Distribution

Our reinsurance customers generally are sophisticated, long-established insurers who seek the assurance not only that claims will be paid but also that reinsurance will continue to be available after claims are paid. Catastrophic losses can be expected to adversely affect our clients' financial results from time to time, and we believe that our financial stability, ratings, growth of capital, client service and innovation are essential for creating long term relationships. We believe that such relationships are critical to creating long term value for the Company and for our shareholders.

The majority of our business is produced through brokers and reinsurance intermediaries, who receive a brokerage commission on industry standard terms, usually equal to a percentage of gross premiums. We seek to become the first choice of brokers and clients by providing:

- a high level of technical expertise in the risks we write;
- rapid and informed quoting;
- timely payment of claims;

- large capacity within our underwriting guidelines on the high quality clients we target; and
- clear indications of the classes of risks we will and will not write.

Our objective is to build long term relationships with key reinsurance brokers, such as Aon Benfield, Guy Carpenter & Company, Inc. and Willis Group Holdings Ltd., and with many ceding companies.

Our Island Heritage segment operates from offices in the Cayman Islands. Island Heritage produces its business primarily through brokers from its headquarters in Cayman Islands and via its licensed agents in the Caribbean.

Gross premiums written by broker, shown individually where premiums are 10% or more of the total in any of the last three years, were as follows:

For the years ended December 31, 2010, 2009 and 2008, gross premiums written by brokers were as follows:

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total
Name of broker						
Aon Benfield	$ 343,234	31.3 %	$ 366,088	37.0 %	$ 369,037	47.2 %
Guy Carpenter	297,429	27.1 %	231,627	23.4 %	162,236	20.7 %
Willis Group	123,771	11.3 %	95,800	9.7 %	56,997	7.3 %
Other brokers [1]	333,416	30.3 %	294,976	29.9 %	193,619	24.8 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

[1]Other brokers includes the gross premiums related to Island Heritage segment

We believe that by maintaining close relationships with brokers, we are able to obtain access to a broad range of potential reinsureds. We meet frequently with brokers and senior representatives of clients and prospective clients.

Claims Management

The Company's reinsurance and insurance claims management process is initiated upon receipt of reports from ceding companies, brokers and insureds.

An initial review is conducted by a claims analyst to ensure claims are valid from a coverage perspective, with correct loss and reinstatement premium calculations (as appropriate) prior to approval/entry into our underwriting/claims/accounting system.

Claims and senior management review claims submissions prior to settlement. On occasions where legal contract review is necessary, claims are subject to internal legal review from counsel. Once the validity of the given claim is established, responsibility for management of the claim is transferred to our claims department. As the claim develops, the claims department is empowered to draw on those resources, both internal and external, it deems appropriate to settle the claim appropriately.

Where necessary, we will conduct or contract for on-site audits periodically, particularly for large accounts and for those whose performance differs from our expectations. Through these audits, we will be able to evaluate ceding companies and agents, brokers with claims settlement authority, claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

As part of a risk based approach to claims management, for catastrophe insurance claims through Island Heritage we reserve the right to remove agent's claims settlement authority in the case of catastrophe events to enable in-house claims management, thereby controlling the claims management process internally and limiting our overall risk exposure.

Loss Reserves

We establish reserves for losses and loss expenses that arise from our insurance and reinsurance products. Loss reserves represent estimates, including actuarial and statistical projections at a given point in time, of the ultimate settlement and administration costs of claims incurred. Loss and loss adjustment expense reserves (or loss reserves) are typically comprised of (1) case reserves, which are established for specific, individual reported claims and (2) reserves for losses that have been incurred but for which claims have not yet been reported to us, referred to as incurred but not reported ("IBNR") reserves. Our estimates are not precise in that, among other things, they are based on estimates of future developments and estimates of future trends in claims severity and frequency and other variable factors such as inflation. It is likely that the ultimate liability will be greater or less than such estimates and that, at times, this variance could be material.

On our reinsurance and Lloyd's book, the Company's actuarial group performs a quarterly loss reserve analysis. This analysis incorporates specific exposures, loss payment and reporting patterns, as well as additional loss-sensitive contractual features such as reinstatement premiums, profit commissions, and other relevant factors. This process involves the segregation of risks between catastrophic and non-catastrophic risks to ensure appropriate treatment.

For our property and other catastrophe policies, we initially establish our loss reserves based on loss payments and case reserves reported by ceding companies. We then add to these case reserves our estimates for IBNR. To establish our IBNR estimates, in addition to the loss information and estimates communicated by cedents, we also use industry information, knowledge of the business written by us, management's judgment and general market trends observed from our underwriting activities. We may also use our computer-based vendor and proprietary modeling systems to measure and estimate loss exposure under the actual event scenario, if available. Although the loss modeling systems assist with the analysis of the underlying loss, and provide us with information and the ability to perform an enhanced analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty of property catastrophe claims and the unique characteristics of each loss.

For non-catastrophe business, we utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business and specific contracts. The actuarial methods we use to perform our quarterly contract by contract loss reserve analysis include: Paid Loss Development Method, Reported Loss Development Method, Expected Loss Ratio Method, Bornheutter-Ferguson Paid Loss Method and Bornheutter-Ferguson Reported Loss Method. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Loss and Loss Adjustment Expense Reserves".

We reaffirm the validity of the assumptions we use in the reserving process on a quarterly basis during an internal review process. During this process, the actuaries verify that the assumptions continue to form a sound basis for projection of future liabilities.

Although we believe that we are prudent in our assumptions and methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period. We regularly review and update these estimates, using the most current information available to us.

Our estimates are reviewed annually by an independent actuary in order to provide additional insight into the reasonableness of our loss reserves.

The Company's reserve development is composed of the change in ultimate losses from what the Company originally estimated as well as the impact of the foreign exchange revaluation on reserves. The re-estimated ultimate claims and claim expenses reflect additional information received from cedents or obtained through reviews of industry trends, regarding claims incurred prior to the end of the preceding financial year. A redundancy (or deficiency) arises when the re-estimation of reserves is less (or greater) than previously estimated at the preceding year-end. The cumulative redundancies (or deficiencies) reflect cumulative differences between the initial reported net reserves and the currently re-estimated net reserves. Annual changes in the estimates are reflected in the income statement for each year, as the liabilities are re-estimated. Reserves denominated in foreign currencies are revalued at foreign exchange rates in effect as of each balance sheet date.

With respect to our insurance operations, we are notified of insured losses by brokers, agents and insureds and record a case reserve for the estimated amount of the ultimate expected liability arising from the claim. The estimate reflects the judgment of our claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel, loss adjusters and other relevant consultants.

Frequently our loss reserving is performed on a contract by contract basis. However, for insurance transactions (or some smaller reinsurance transactions) analysis is performed by grouping exposures with similar characteristics or attributes such as line of business, geography, management segment, average notice periods, settlement lags and claims latency.

The following table presents the development of our loss and loss adjustment expense reserves for December 31, 2006 through December 31, 2010, and the breakdown of our loss and loss adjustment expense reserves as at December 31, 2010 per accident year, net of claims paid:

	Years ended December 31,				
	2006	2007	2008	2009	2010
Gross liability for unpaid losses and loss expenses	$ 22,516	$ 180,978	$ 411,565	$ 480,660	$ 721,314
Retroceded liability for unpaid losses and loss expenses		(1,355)	(16,422)	(19,270)	(28,183)
Net liability for unpaid losses and loss expenses	**$ 22,516**	**$ 179,623**	**$ 395,143**	**$ 461,390**	**$ 693,131**
Net reserves re-estimated as of:					
One year later	$ 18,641	$ 163,946	$ 388,553	450,292	
Two years later	13,455	149,776	359,160		
Three years later	11,357	139,512			
Four years later	7,097				
Cumulative net (deficiency) redundancy	$ 15,419	$ 40,111	$ 35,983	11,098	
Cumulative amount of net liability paid through:					
One year later	$ 6,948	$ 80,651	$ 220,126	383,749	
Two years later	10,159	113,527	290,619		
Three years later	10,329	115,994			
Four years later	7,202				

Investments

The investment management guidelines of the Company are set by the Finance Committee of our Board. The Finance Committee establishes investment policies and guidelines for both internal and external investment managers.

Management, under the auspices of the Finance Committee, conducted a comprehensive asset allocation study, consistent with modern practice in portfolio optimization, and developed a sophisticated optimization model using asset classes the Company is allowed to invest in from fiscal, regulatory, and liquidity aspects. The model aims at achieving higher expected total returns while maintaining adequate liquidity to pay potential claims and preserving our financial strength rating. The asset class composition of the model output may include a significant allocation to high grade fixed maturities securities, with the balance invested between other asset classes, such as money markets, U.S. equities, developed and emerging market equities, commodities, private equity, real estate and cash equivalents. Typically a small portion of investments may be allocated to private equity, real estate and commodities. We optimize asset allocation periodically, by taking into consideration the financial market conditions. Currently, our portfolio is optimized to be conservative in response to the 2008 deterioration in the financial markets with about 87% concentration in fixed maturities and cash equivalents, with the remainder diversified between commodities and equities.

We have a bias against active management in favour of indexing and passive securities that are generally the most liquid. A number of our equity and other exposure implementations, when they form part of our asset allocation, use futures contracts and swaps, whereas the short term investments, support the futures contracts as if those assets were pledged and not available for liquidity purposes. This passive implementation strategy gives us a low cost and efficient way, using a mixture of liquid exchange-traded assets. From time to time we use external managers for implementing certain assets classes in order to get the advantage of scale. Our strategic asset allocation and indexing capabilities are also complemented by other in-house strengths for passively indexing fixed income strategies, short term (money markets) portfolio management, overall risk management, liquidity management and hedging.

Competition

We operate in highly competitive markets. We compete with major and mid-sized U.S., European, Swiss, Bermudian, U.K., Caribbean, South African and other international reinsurers and insurers, some of which have greater financial, marketing and management resources than we do. We also compete with government-sponsored insurers and reinsurers, and with new companies which continue to be formed to enter the reinsurance market. In addition, established competitors have completed or may be planning to complete additional capital raising transactions. Capital markets also offer alternative products that are intended to compete with traditional reinsurance products.

In particular, we compete with insurers and reinsurers that provide property-based lines of reinsurance, such as ACE Tempest Re, Aspen Insurance Holdings Limited, Allied World Assurance Company Holdings Limited, Alterra Capital Holdings, Ltd., Arch Capital

Group Limited, Axis Capital Holdings Limited, Endurance Specialty Holdings Limited, Everest Re Group Limited, Munich Re, PartnerRe Ltd., Platinum Underwriters Holdings Ltd., Renaissance Reinsurance Holdings Ltd., Swiss Re, Validus Re and XL Re and similar companies.

Competition in the types of business that we underwrite is based on many factors, including:

- premiums charged and contractual terms and conditions offered;
- services provided, products offered and scope of business (both by size and geographic location);
- strength of client relationships;
- financial strength ratings assigned by independent rating agencies;
- speed of claims payment;
- reputation;
- perceived financial strength; and
- experience of the reinsurer in the line of reinsurance to be written.

Increased competition could result in fewer submissions, lower premium rates, and less favorable policy terms, which could adversely impact our growth and profitability. In addition, capital market participants have recently created alternative products, such as catastrophe bonds, that are intended to compete with reinsurance products. We believe that we are well positioned in terms of client service and underwriting expertise. We also believe that our capitalization and strong financial ratios provide us with a competitive advantage in the marketplace.

In our Island Heritage segment, where competition is focused on price as well as availability, service and other considerations, we compete with insurers that provide property and casualty based lines of insurance such as other syndicates at Lloyd's of London and local Caribbean insurers.

Other Subsidiaries

Flagstone Africa

On June 26, 2008, Flagstone Suisse purchased 3,714,286 shares (representing a 65% interest) in Imperial Re. In July, 2008, the South Africa Registrar of Companies recorded a change of name from Imperial Re to Flagstone Africa. On November 10, 2009, Flagstone Suisse purchased an additional 1,999,998 shares, representing the remaining 35% interest in Flagstone Africa. Flagstone Africa is domiciled in South Africa and writes multiple lines of reinsurance in sub-Saharan Africa. This acquisition gives the Company capacity in a fast growing and technically adequate market.

Lloyd's

Our Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and FSML. Syndicate 1861 primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As such there are no comparative numbers for 2008.

On September 23, 2009, the Company announced a new Lloyd's property division and syndicate, Syndicate 1969. The new division began writing business for October 1, 2009, initially on behalf of FSML's existing Syndicate 1861, but was supported for the 2010 fiscal year by a new mixed-capital Syndicate 1969, which will provide the majority of the capacity and use the managing agency services and systems provided by FSML and Flagstone. Syndicate 1861 will assume 25% of all risks written by the division and Syndicate 1969, 75% in 2010.

Mont Fort

The Company owns all of the outstanding common shares of Mont Fort. Mont Fort is organized under the laws of Bermuda as an exempted company which is registered as both a general business Class 3 insurer and long term insurer and is also registered as a "segregated accounts" company under the Bermuda Segregated Accounts Companies Act 2000 (as amended) (the "SAC Act"). The SAC Act enables Mont Fort to establish segregated accounts, referred to as cells. Each cell of Mont Fort has a distinct business strategy, underwriting strategy and underwriting risk management program. Mont Fort has established three cells,: Mont Fort ILW ("ILW 1"), Mont Fort ILW 2 ("ILW 2") and Mont Fort High Layer ("High Layer") of which, High Layer is the only one remaining as of December 31, 2010. Each cell of Mont Fort raises capital through preferred shares issued by Mont Fort and linked to that cell, underwrites its own risks and, to the fullest extent provided by the SAC Act, is solely responsible for liabilities arising from those risks. Each cell uses the proceeds of those offerings to underwrite reinsurance which will be ceded to Mont Fort by Flagstone.

The results of Mont Fort are included in the Company's consolidated financial statements as the Company is the primary beneficiary of Mont Fort in accordance with FASB ASC Topic on Consolidations. The portions of Mont Fort's net income and shareholders' equity attributable to holders of the preferred shares for the years ended December 31, 2010, 2009 and 2008 are recorded in the consolidated financial statements of the Company as noncontrolling interest. During 2010, Mont Fort repurchased 50.0 million preferred shares relating to its second cell, ILW 2, for $79.5 million. As at December 31, 2010, the net assets of the remaining cell, High Layer, totalled $45.9 million.

In addition, the Company does not count Mont Fort's contracts against its zonal limits or otherwise consider Mont Fort as a subsidiary for its underwriting and risk management procedures.

Island Heritage

Island Heritage is a property insurer based in the Cayman Islands and Barbados which primarily is in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region. On July 3, 2007, the Company purchased 73,110 shares (representing a 21.4% interest) in Island Heritage for a purchase price of $12.6 million. With this acquisition, the Company took a controlling interest in Island Heritage by increasing its ownership to 54.6% of the voting shares. The Company had previously acquired 33.2% of the shares through three purchases in March 2006 (18.7% interest), October 2006 (9.8% interest) and May 2007 (4.7% interest). Following the acquisition, the Company's representation on Island Heritage's board and the close working relationship with its management allowed us to promote and support best practices in the underwriting of Island Heritage's underlying business and to consequently enhance the quality of data available to Flagstone to underwrite the reinsurance of such business. On June 30, 2008, the Company acquired an additional 16,919 shares in Island Heritage (representing 5% of its common shares) for total consideration of $3.3 million, taking its total shareholding in Island Heritage to 203,129 shares (representing a 59.6% interest). The Company recorded $1.3 million of goodwill on the acquisition. In July 2008, Island Heritage issued common shares to certain employees under a stock based compensation plan which resulted in a small dilution of the Company's ownership to 59.2%. In July 2009, Island Heritage issued common shares to certain employees under a stock based compensation plan which resulted in small dilutions of the Company's ownership to 58.8%.

As a result of the acquisition of the controlling interest, the results of operations of Island Heritage have been included in the Company's consolidated financial statements from July 1, 2007, with the portions of Island Heritage's net income and shareholders' equity attributable to minority shareholders recorded as minority interest in the Company's consolidated financial statements.

Employees

The Company had 440 employees at February 18, 2011. We believe that our relations with our employees are satisfactory.

Regulation

We conduct business through our Martigny, Switzerland; Hamilton, Bermuda; George Town, Grand Cayman, Cayman Islands; Johannesburg, South Africa; San Juan, Puerto Rico; Luxembourg; and Dubai, UAE offices, with our research and development effort and part of our catastrophe modeling and risk analysis team in our Hyderabad, India office, global marketing and business development in our London, England office, underwriting business commencing in 2009 through our Lloyd's platform in London and back office and operational support in our Halifax, Canada office. We do not intend to conduct any activities which may constitute the actual transaction of the business of insurance or reinsurance in any jurisdiction in which Flagstone or any other subsidiary of the Company is not licensed or otherwise authorized to engage in such activities. However, the definition of such activities is in some jurisdictions ambiguous and susceptible to judicial interpretation. Accordingly, there can be no assurance that enquiries or challenges to our insurance activities in such jurisdictions will not be raised in the future or that our location or regulatory status, or restrictions on its activities resulting therefrom, will not adversely affect us.

In addition to the regulatory requirements imposed by the jurisdictions in which a reinsurer is licensed, a reinsurer's business operations are affected by regulatory requirements governing "credit for reinsurance" in other jurisdictions in which its ceding companies are located. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction in which the ceding company files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and loss expense reserves ceded to the reinsurer. Many jurisdictions also permit ceding companies to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted reinsurers if certain prescribed security arrangements are made. Because we are licensed, accredited or approved in Switzerland, Bermuda, U.K., Cyprus, South Africa, Cayman Islands, Dubai and Puerto Rico, we expect that in certain instances our reinsurance clients will require us to post a letter of credit or enter into other security arrangements.

Luxembourg

Flagstone Reinsurance Holdings, S.A.

The Company is a *société anonyme*, a joint stock corporation which is registered with the *Registre de Commerce et des Sociétés Luxembourg* (the Luxembourg Trade Register) under registration number B153214. The Company is governed by the laws of Luxembourg and acts as a parent holding company.

The Company does not conduct the business of an insurer or reinsurer in Luxembourg and therefore is not required to be registered with the authority in Luxembourg which regulates insurers and reinsurers, being the *Commissariat aux Assurances.*

The Company complies with the rules and regulations of the New York Stock Exchange ("NYSE").

Flagstone Finance S.A. ("FFSA")

FFSA is a *société anonyme*, a joint stock corporation which is registered with the *Registre de Commerce et des Sociétés Luxembourg* (the Luxembourg Trade Register) under registration number B118871 and is governed by the laws of Luxembourg.

FFSA is an indirect subsidiary of the Company, which coordinates the financial holdings of Flagstone throughout Europe. FFSA is not registered with any financial regulator in Luxembourg and need not be registered as such to conduct its business.

Flagstone Capital Management Luxembourg SICAF-FIS, ("FCML")

Certain of the investment management activities of the group are based in Luxembourg and are managed through FCML.

FCML was incorporated on September 8, 2008 in Luxembourg as a *société anonyme*, a joint stock corporation with a fixed share capital qualifying as a specialized investment fund (*fonds d'investissement spécialisé*). FCML is governed by the Luxembourg law on specialised investment funds of February 13, 2007 (the SIF Law), as well as its articles of incorporation.

FCML is a closed ended investment fund. Provided that the conditions of the SIF Law are complied with, FCML may be constituted with multiple sub-funds, each sub-fund corresponding to a distinct part of the assets and liabilities of FCML. The terms and conditions of the ownership of shares in, and the functioning of FCML are contained in a Private Placement Memorandum dated January 6, 2010, which is available to shareholders of FCML.

FCML employs a number of senior investment professionals and its governing bodies are staffed with senior officers from other subsidiaries of Flagstone, including FFSA, a Luxembourg holding company coordinating the financial holdings of Flagstone throughout Europe. FFSA acts as the investment manager to FCML.

FCML is regulated by the *Commission de Surveillance du Secteur Financier,* the Luxembourg authority charged with supervising collective investments schemes in Luxembourg of this type. The subscription for shares in FCML is restricted to Well Informed Investors which are investors being, either institutional, professional or any other investor within the meaning of Article 2 of the SIF Law, which meet the following conditions:

- they have confirmed in writing that they are a well informed investor, and either
- they invest a minimum of EUR125,000 (or equivalent in US$) in the Specialised Investment Fund; or
- they have been the subject of an assessment made by a credit institution within the meaning of Directive 2006/48/EC, by an investment firm within the meaning of Directive 2004/39/EC, or by a management company within the meaning of Directive 2001/107/EC, certifying their expertise, their experience and their knowledge in adequately appraising an investment in the specialised investment fund.

Subscriptions for shares in FCML are not available to the general public.

As at January 6, 2010 FCML had one sub-fund called the "*FCM Sub Fund 1*" a sub-fund denominated in U.S. dollars. The minimum incremental investment in FCML is $100,000 with the Minimum Residual Holding being $1.0 million. The Net Asset Value per share is calculated monthly on the applicable valuation day and shareholders receive unaudited statements of the Net Asset Value of the shares in FCML within 30 business days of the end of the relevant month.

As at December 31, 2010, the investment assets of FCML amounted to $1.5 billion.

FCML has J.P. Morgan Bank Luxembourg S.A. as its custodian.

Bermuda Insurance Regulation

The Bermuda Insurance Act. The Bermuda Insurance Act and related regulations, regulate the insurance business of Flagstone Suisse which operates in Bermuda through its Bermuda branch and Mont Fort. The Bermuda Insurance Act provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the Bermuda Monetary Authority ("BMA"), which is responsible for the day-to-day supervision of insurers. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. Under the Bermuda Insurance Act, insurance business includes reinsurance business. The continued registration of a company as an insurer under the Bermuda Insurance Act is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions, and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Bermuda Insurance Act imposes solvency, liquidity and capital adequacy standards and auditing and reporting requirements on Bermuda insurance companies and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

In July 2008, the Insurance Amendment Act 2008 (the "Amendment Act") was promulgated, which among other things, created a new supervisory framework for Bermuda insurers by establishing new risk-based regulatory capital adequacy and solvency margin requirements. The implementation of the new supervisory framework is to occur in phases, commencing with Class 4 insurers before being extended to certain commercial Class 3, Class 3A and Class 3B insurers. Under the new regulatory framework ushered in by the Amendment Act on December 31, 2008, the BMA promulgated the Insurance (Prudential Standards) (Class 4 Solvency Requirement) Order 2008 , as amended by the Insurance (Prudential Standards) (Class 4 Solvency Requirement) Amendment Order 2009 which came into operation on December 31, 2009 (together the "Order") which mandates that a Class 4 insurer's Enhanced Capital Requirement ("ECR") be calculated by either (a) the model set out in Schedule 1 to the Order or (b) an internal capital model which the BMA has approved for use for this purpose. More information on the ECR and the new risk-based regulatory capital adequacy and solvency margin regime introduced under the Amendment Act can be found in the section below entitled "Enhanced Capital Requirements and Minimum Solvency".

On December 11, 2008, the Bermuda House of Assembly approved amendments to Bermuda's existing insurance regulations (the "Regulations"). The amended Regulations, which came into effect on December 31, 2008, complement and in certain respects, are consequential to the changes instituted under the Amendment Act.

The BMA utilizes a risk-based approach when it comes to licensing and supervising insurance companies in Bermuda. As part of the BMA's risk-based system, an assessment of the inherent risks within each particular class of insurer is utilized in the first instance to determine the limitations and specific requirements which may be imposed. Thereafter the BMA keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through the scrutiny of regular audited statutory financial statements, and, as appropriate, meeting with senior management during onsite visits. The initial meetings with senior management and any proposed onsite visit will primarily focus upon companies that are licensed as Class 4, Class 3, Class 3A and Class 3B insurers. The BMA has also recently issued guidance notes, or the Guidance Notes, in order to ensure those operating in Bermuda have a good understanding of the nature of the requirements of, and the BMA's approach in implementing, the Insurance Act.

Classification of Insurers. The Bermuda Insurance Act distinguishes between insurers carrying on long term business and insurers carrying on general business. There are six classifications of insurers carrying on general business, with Class 4 insurers subject to the most onerous regulation with the strictest limits on their types of business. Flagstone Suisse is registered to carry on general business as Class 4 and Class 3 insurers in Bermuda, respectively, and are regulated as such under the Bermuda Insurance Act. Flagstone Suisse and Haute Route will not be permitted to carry on long term business. In general, long term business includes life and long term disability insurance. Mont Fort is registered to carry on general business as a Class 3 insurer and long term business in Bermuda although it does not currently write any long term business.

While Mont Fort is a registered Class 3 insurer in Bermuda the following disclosure focuses on Flagstone Suisse operating through its Bermuda branch, as it is subject to the most onerous regulation and supervision.

Restrictions on Business. While an insurer is permitted to reinsure risks undertaken by any company incorporated in Bermuda and permitted to engage in the insurance and reinsurance business, generally it is not permitted without a special license granted by the Bermuda Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

Cancellation of Insurer's Registration. An insurer's registration may be cancelled by the BMA on certain grounds specified in the Bermuda Insurance Act, including failure of the insurer to comply with its obligations under the Bermuda Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. The Flagstone Suisse principal representative is David Brown and our principal office is Crawford House, 23 Church Street, Hamilton HM 11, Bermuda.

Independent Approved Auditor and GAAP Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Flagstone Suisse, are required to be filed annually with the BMA. With effect from December 31, 2008, every Class 4 insurer is required to appoint an auditor of Generally Accepted Accounting Principles ("GAAP") financial statements. The independent auditor of Flagstone Suisse must be approved by the BMA and may be the same person or firm which audits Flagstone Suisse's financial statements and reports for presentation to its shareholders. The independent auditor and GAAP Auditor for Flagstone Suisse's Bermuda branch is Deloitte & Touche, Bermuda.

Loss Reserve Specialist. As a registered Class 4 insurer, Flagstone Suisse is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist, who will normally be a qualified property casualty actuary, must be approved by the BMA. Our Reserving Actuary has been approved as our loss reserve specialist. Our Chief Actuary is also the loss reserve specialist for Mont Fort and Haute Route.

Statutory Financial Statement. Flagstone Suisse must prepare annual statutory financial statements. The Bermuda Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). Flagstone Suisse is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the shareholders of the Company. Flagstone Suisse, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

GAAP or IFRS Financial Statements. The Amendment Act introduced additional financial statement requirements for Class 4 insurers. With effect from December 31, 2008, Class 4 insurers, like Flagstone Suisse, are required to prepare and file with the BMA audited annual financial statements prepared in accordance either with GAAP (that apply in Bermuda, U.K., U.S. or such other GAAP as the BMA may recognize) or International Financial Reporting Standards ("IFRS"). The GAAP or IFRS statements must be submitted within four months from the end of the financial year to which they relate or such longer period as may be specified by the BMA upon application but no longer than seven months. The BMA will publish a Class 4 insurer's audited financial statements.

Annual Statutory Financial Return. Flagstone Suisse is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended upon application to the BMA). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, as to whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether, in its opinion, it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.

Capital and Solvency Return. With effect from December 31, 2008, Class 4 insurers are required to file with the BMA a capital and solvency return ("CSR") no later than four months after its financial year end (unless specifically extended upon application to the BMA). The CSR is the return comprising a Class 4 insurer's Bermuda Solvency Capital Requirement or, if relevant, approved internal model (see " *Enhanced Capital Requirements and Minimum Solvency" below*) and setting out the insurers risk management practices and, if appropriate, other information used by the insurer to calculate its approved internal model.

Enhanced Capital Requirement and Minimum Solvency. The new risk-based regulatory capital adequacy and solvency margin regime introduced under the Amendment Act, which came into effect on December 31, 2008, provides a risk-based capital model as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization (termed the Bermuda Solvency Capital Requirement ("BSCR")). BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to the capital that is dedicated to their business. The framework that has been developed and is set out in the Order, published on December 31, 2008, applies a standard measurement format to the risk associated with an insurer's assets, liabilities and premiums, including a formula to take account of the catastrophe risk exposure.

Where the insurer believes that its own internal model for measuring risk and determining appropriate levels of capital better reflects the inherent risk of its business, it may make application to the BMA for approval to use its internal capital model in substitution for the BSCR model. The BMA may approve an insurer's internal model provided certain conditions have been established and may revoke approval of an internal model in the event that the conditions are no longer met or where it determines that such revocation is appropriate. The BMA will review the internal model regularly to confirm that the model continues to meet the conditions.

In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA seeks that insurers operate at or above a threshold capital level which is referred to as the Target Capital Level ("TCL"), which exceeds the BSCR or approved internal model minimum amounts.

The capital requirements require Class 4 insurers to hold available statutory capital and surplus equal to or exceeding ECR and set TCL at 120% of ECR. The BMA also has a degree of discretion enabling it to impose ECR on insurers in particular cases, for instance where an insurer falls below the TCL. In those cases, the new risk-based capital model should be supplemented by a requirement for the affected insurers to conduct certain stress and scenario testing in order to assess their potential vulnerability to defined extreme events. Where the results of scenario and stress-testing indicate potential capital vulnerability, the BMA would be able to require a higher solvency 'cushion' by increasing the 120% TCL figure. In circumstances where an insurer has failed to comply with an ECR given by the BMA in respect of that insurer, such insurer is prohibited from declaring or paying any dividends until the failure is rectified and the insurer is obliged to (i) provide the BMA, within fourteen days of the failure, with a written report as to why the failure occurred and remedial steps to be taken; and (ii) within forty-five days of the failure to provide the BMA with unaudited interim financial statements. In addition the opinion of the loss reserve specialist, a general business solvency certificate in respect of the unaudited financials and a CSR reflecting an ECR prepared using post-failure data must also be filed.

The new risk-based solvency capital regime described above is the minimum solvency margin test set out in the Insurance Returns and Solvency Amendment Regulations 1980 (as amended). While it must calculate its ECR annually by reference to either the BSCR or an approved internal model, a Class 4 insurer such as Flagstone Suisse must also ensure that, at all times, its ECR is at least equal to the minimum solvency margin for a Class 4 insurer in respect of its general business, which is the greater of:

- 100,000,000 Bermuda Dollars;
- 50% of net premiums written (being gross premiums written less any reinsurance premiums ceded (not exceeding 25% of gross premiums written)); or
- 15% of net loss and loss expense provisions and other general business insurance reserves.

Where an insurer falls below the TCL, the BMA will have discretion to supplement the risk-based model by requiring the affected insurers to conduct certain stress and scenario testing in order to assess its potential vulnerability to defined extreme events. Where the results of scenario and stress testing indicated potential capital vulnerability, the BMA would be able to require a higher solvency "cushion" by increasing the 120% TCL figure.

Restrictions on Dividends and Distributions. In addition, under the Bermuda Insurance Act, a Class 4 insurer is prohibited from declaring or paying any dividends of more than 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends it files with the BMA an affidavit that it will continue to meet its required solvency margins. Flagstone Suisse as a Class 4 insurer must obtain the BMA's prior approval before reducing its total statutory capital, as shown on its previous financial year statutory balance sheet, by 15% or more.

Furthermore, under the Companies Act, the Company may only declare or pay a dividend, or make a distribution out of contributed surplus as the case may be, if the Company has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would not be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio. The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers, such as Flagstone Suisse. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. Relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax, sundry liabilities (by interpretation, those not specifically defined), letters of credit and guarantees.

Section 6A Orders. The enhancement of the new risk-based supervisory approach allows the BMA to analyze the impact and probability of failures among insurers and target those insurers, insurer classes, situations and/or activities that the BMA identifies as being "at risk." In such cases, the BMA would issue a Section 6A Order prescribing additional capital and surplus requirements to be met by insurers.

In determining whether an insurer conducts its business in a prudential manner, the BMA will consider whether it maintains sufficient capital to enable it to meet its obligations in light of the size, business mix and risk-profile of the insurer's business.

The BMA is empowered, upon the application of an insurer, to exempt such insurer from any ECR imposed upon it under a Section 6A Order. An exemption to a Section 6A Order may be granted where the BMA concludes that an exemption does not prejudice the policyholders of that insurer and that insurer's risk profile deviates materially from the assumptions which led the BMA to imposing the Section 6A Order. Should the BMA elect not to exercise its discretion in favor of an applicant insurer, then a right of appeal against a decision of the BMA in respect of an adjustment to ECR and available statutory capital and surplus, is available to the Appeals Tribunal.

Failure to Comply with ECR. Should an insurer fail to comply with an ECR applicable to it under a Section 6A Order then such insurer is prohibited from declaring or paying any dividends until such failure is rectified and the onus falls upon the insurer:

- within 14 days of becoming aware of such failure, to provide a written report to the BMA regarding why it failed to comply and proposed steps to be taken to rectify the failure; and
- within 45 days of becoming aware of such failure, to provide to the BMA:
  - unaudited interim statutory financial statements;
  - the opinion of a loss reserve specialist;
  - a general business solvency certificate in respect of those financials; and
  - a capital and solvency return reflecting an ECR prepared using post failure data.

Shareholder Controller Notification. Any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of the Company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having become such a holder, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense. In addition, Flagstone Suisse will be responsible for giving written notice to the BMA of the fact that any person has become or ceases to be 10%, 20%, 33% or 50% controller of Flagstone Suisse. The notice has to be given within 45 days of Flagstone Suisse becoming aware of the relevant facts.

Flagstone Suisse is also required to notify the BMA in writing in the event of any person ceasing to be a controller, a controller being a managing director, chief executive or other person in accordance with whose directions or instructions the directors of Flagstone Suisse are accustomed to act, including any person who holds, or is entitled to exercise, 10% or more of the voting shares or voting power or is able to exercise a significant influence over the management of Flagstone Suisse.

Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer's business. The BMA in discharging its supervisory function also conducts on-site visits with Bermuda insurance companies. Flagstone Suisse has had one on-site visit from the BMA in the last twelve months.

If it appears to the BMA that there is a risk of Flagstone Suisse becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, or is in breach of the ECR or a person has become or remains a controller in breach of the Bermuda Insurance Act, the BMA may, among other things, direct the insurer: (1) not to take on any new insurance business; (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities; (3) not to make certain investments; (4) to realize certain investments; (5) to maintain in, or transfer to the custody of a specified bank, certain assets; (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments; (7) to limit its premium income; (8) to remove a controller or officer; and/or (9) to file a petition for the winding up of Flagstone Suisse.

Disclosure of Information. In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to them. The BMA also may assist other regulatory authorities, including foreign insurance regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda, subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority, and the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Under the Bermuda Companies Act, the Bermuda Minister of Finance has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Bermuda Minister of Finance's powers include requiring a person to furnish him with information, to produce documents to him, to attend and answer questions and to give assistance in connection with enquiries. The Bermuda Minister of Finance must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Bermuda Minister of Finance must consider, among other things, whether it is in the public interest to give the information sought.

Bermuda Guidance Notes. The BMA has issued Guidance Notes through its website at www.bma.bm on the application of the Bermuda Insurance Act in respect of the duties, requirements and standards to be complied with by persons registered under the Bermuda Insurance Act or otherwise regulated under it and the procedures and sound principles to be observed by such persons and by auditors, principal representatives and loss reserve specialists. The Guidance Notes provides guidance on, among other things, the roles of the principal representative, approved auditor, and approved actuary and corporate governance for Bermuda insurers. The BMA has stated that the Guidance Notes should be understood as reflecting the minimum standard that the BMA expects insurers such as Flagstone Suisse and other relevant parties to observe at all times.

The BMA has published a number of consultation and discussion papers covering the following proposed regulatory changes which may or may not become adopted in present or revised form in the future:

(a) the introduction of a group-wide supervision for insurance groups and insurance subgroups that form part of a financial group or mixed conglomerate;

(b) the introduction of a three tiered capital system designed to assess the quality of an insurer's capital resources eligible to satisfy an insurer's regulatory capital requirement level. It is intended that this regime be introduced effective December 31, 2010;

(c) the issuance of an Insurance Code of Conduct which establishes duties, requirements and standards to be complied with by insurers including the procedures and sound principles to be observed by such insurers;

(d) enhancements to the disclosure and transparency regime by introducing a number of additional qualitative and quantitative public and regulatory disclosure requirements;

(e) the introduction of own risk and solvency assessment which will require insurers to demonstrate the link between capital adequacy, risk governance process and strategic decision making.

Permit Company Regulation

Flagstone Suisse operates in Bermuda (through its Bermuda branch) under a permit dated April 14, 2008, granted by the Bermuda Minister of Finance and is subject to Bermuda law relating to permit companies, significant aspects of which are set forth below.

Annual Fees and Declaration. Bermuda law requires every permit company to pay during March each year its annual fee and at the same time file a declaration, which must be signed by two directors or a director and the secretary, indicating the permit company's principal business, assessable capital and amount of annual fee payable. If the permit company fails to pay the appropriate annual fee then it and every officer of the permit company are liable to a default fine (except where the Bermuda Registrar of Companies ("Registrar") is satisfied that such non compliance is not the result of wilful neglect or default by either the permit company or all of the officers of the permit company). If a permit company fails to pay the annual fee within three months its due date, the permit company shall cease to carry on business until a fee and any penalty that may have been incurred has been paid. If an appropriate fee is not paid within three months of the due date and the permit company continues to carry on business, the permit company shall be liable to a fine of 100.00 Bermuda dollars in respect of each day that it carries on business in contravention of not paying its annual fee.

Change of Particulars. Each permit company is required to notify the Registrar within 30 days of any of the following particulars changing: (a) its Memorandum of Association, or in the event of it not having a Memorandum of Association, the objects of such permit company, the names of the directors and their nationalities, the trade or business it is permitted to engage in or carry on in Bermuda and the amount of its authorized and share capital; (b) particulars of its place of business in Bermuda and the address of its registered office outside Bermuda; and (c) lists of persons resident in Bermuda authorized to accept on its behalf service of process and any notices required to be sent on it.

Revocation of Permit. The Bermuda Minister of Finance may at any time revoke the permit of an overseas company if: (a) the permit company or any of its servants or agents contravenes a condition of its permit; (b) in the opinion of the Bermuda Minister of Finance, the permit company is carrying on business in a manner detrimental to the public interest; (c) the permit company ceases to engage in or carry on any trade or business in Bermuda; (d) a court or other competent authority in any country makes an order for the winding up, dissolution or judicial management of the permit company or of any person who directly or indirectly controls the permit company; (e) the permit company is otherwise wound up or if any person who directly or indirectly controls the permit company is wound up or ceases to carry on business; (f) there is a substantial change in the effective control of the permit company; (g) there is a substantial change in the nature of the business carried on by the permit company; (h) the permit company does not pay its annual fee within thirty days of the due date; or (i) the permit company contravenes or fails to comply with certain provision of the Bermuda Companies Act.

Principal Representative. Every permit company shall appoint and retain a principal representative in Bermuda. If at any time the particulars of the principal representative are altered the permit company must notify the Registrar within 21 days after the alteration has been made. Flagstone Suisse's principal representative in Bermuda is David Brown.

Restrictions on Permit Companies. Flagstone Suisse is registered under the Bermuda Companies Act as a permit company. Under Bermuda law, permit companies are registered, for the purpose of conducting business outside Bermuda from a principal place in Bermuda. They may not, without the express authorization of the Bermuda legislature or under a license granted by the Bermuda Minister of Finance, participate in certain business transactions, including: in Bermuda, including the acquisition or holding of land, the taking of certain mortgages on land, and the acquisition of any bonds or debentures secured by any land and, subject to some exception, the carrying on of business of any kind for which the permit companies are not licensed in Bermuda.

Certain Other Bermuda Law Considerations

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of a permanent resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian or holder of a permanent resident's certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a policy limiting the duration of work permits to six years, with certain exemptions for key employees. We may not be able to use the services of one or more of our key employees in Bermuda if we are not able to obtain work permits for them, which could have an adverse effect on our business.

As well as having no restrictions on the degree of foreign ownership, Flagstone Suisse has received an assurance from the Ministry of Finance granting an exemption that they will not be subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda until March 28, 2016. The Minister of Finance has recently indicated that this exemption will be extended to 2035.

The Company has a secondary listing on the Bermuda Stock Exchange and is subject to regular reporting requirements, compliance with accounting standards and must disclose major events and interests.

Switzerland

Our Swiss reinsurance subsidiary, Flagstone Suisse, is a société anonyme headquartered in Martigny, Switzerland.

Regulation and Supervision

The conduct of reinsurance business by a company headquartered in Switzerland requires a license granted by FINMA. In principle, licensing and supervision requirements are imposed on Flagstone Suisse as a standalone legal entity. However, in certain circumstances FINMA may issue a decision to exercise supplementary supervision over a group of companies.

Flagstone Suisse obtained its reinsurance license from the Swiss Federal Office of Private Insurance in December 2006. On January 1, 2009, Swiss financial services regulation was reformed institutionally pursuant to the law of June 22, 2007 ("FINMALaw"), creating a single regulator (FINMA) covering all financial services and integrating the supervision of financial crime, professional audit firms and rating agencies. The function of the Swiss Federal Office of Private Insurance was replaced by this new single regulator.

In general FINMALaw is an overarching statute applying in as far as there is no contrary provision in the sectoral laws for insurance and reinsurance. Sectoral laws are those laws germane to a particular industry sector such as, for example, insurance, reinsurance and banking. Aside from some inconsequential amendments under FINMALaw unifying cross sectoral issues, the existing sectoral laws governing insurance and reinsurance continue in force, substantially unchanged.

The various legal and regulatory requirements that must be satisfied, are set forth primarily by the three following sets of rules and regulations: the Federal Insurance Supervisory Law ("ISL"); the Federal Private Insurance Supervision Ordinance ("ISO"); and the FINMA Insurance Supervision Ordinance, as well as by various implementing directives and circulars. In general, the approach is principles based and allows for consideration of a justified application by management in relation to such principles.

Under Swiss rules and regulations, Swiss reinsurance companies are generally subject to many, but not all, of the same provisions that apply to direct insurers, and include the following obligations:

Adequacy of Financial Resources

ISL Article 9 and ISO, sets out the minimum capital requirements and solvency requirements.

The minimum capital for a reinsurance firm is CHF 10 million. Firms are also obliged to constitute and maintain an organizational fund. In the case of Flagstone Suisse this was fixed at CHF 10 million by the Swiss Federal Office of Private Insurance prior to commencement of Flagstone Suisse's operations.

In addition Flagstone Suisse must keep adequate disposable and unencumbered capital resources to cover its entire activities. In calculating the solvency margin, account is taken of the risks to which the firm is exposed, the insurance classes involved, the extent of the business, the geographical scope and internationally recognized principles (ISL Article 9). Solvency is determined based on two independent methodologies:

Solvency I: This involves calculating a margin applying defined percentages to a base of the higher of gross annual premium or gross claims for the last three available years and comparing coverage in terms of admissible "own funds" as determined under ISL Article 37.

The Swiss Solvency Test or SST: Under this approach, capital adequacy is given if risk bearing capital exceeds Target Capital. This involves a more sophisticated analysis providing for a market-consistent valuation of all assets and liabilities in the firm with a methodological approach to risk categories (insurance risk, credit risk etc.) subjecting them to scenario stress tests at a basic level in the context of the standard regulatory approach but, where appropriate, permitting the use of internal models in the overall management of risk, once such models are validated. The validation of internal models is a general process which FINMA has pursued with all regulated firms over the past year and is ongoing.

The SST is very close to the "Solvency II" standard of the European Union. We expect that the Swiss regulation will achieve mutual recognition in other parts of the world. On February 1, 2010, Switzerland was formally recognized as equivalent by the EU committee of supervisors, the Committee of European Insurance and Occupational Pensions Supervisors ("CEIOPS"), firstly as regards the EU Reinsurance Directive of 2005 regulating pure reinsurers and secondly as regards its supervisory regime. This will preserve and facilitate global opportunity and market access of our offering in the reinsurance sector.

For the SST all assets of Flagstone Suisse are considered. There is no direct constraint on permitted investments since the provisions regarding assets linked to reserves in the ISL do not apply to reinsurance firms. However, the use of derivative instruments is required to be fully considered as part of the risk management processes and limited to reducing investment or insurance risk or to secure investment efficiencies.

Sound Corporate Governance, Risk Management and Internal Control System

In addition to quantitative risk measures, FINMA requires full qualitative governance and control of risk in the firm. This includes requirements as to the ongoing fitness, propriety and competence of the directors and senior management, observance of ethical standards, objective and appropriate remuneration procedures, management of conflicts of interests, the institution of a compliance function, independence and adequate resourcing of control functions (including the responsible actuary, the risk management function and the internal audit function), as well as clear terms of reference and systems of delegation and report throughout.

ISL and ISO each require the appointment of a Responsible Actuary - an independent and properly qualified actuary responsible for ensuring that solvency margins are calculated correctly, proper accounting principles are used, and adequate technical reserves are established and that he report to the Board periodically.

Insurance companies are required to implement documented procedures for risk management and internal control. While FINMA does not require a specific outcome in relation to operational risk, the firm is expected to undertake proper analysis and to account for it.

Supervisory Process

The supervisory process includes the following requirements:

Annual Reporting: Flagstone Suisse is required to prepare an annual report at the end of each financial year on the solvency margins available, as well as an annual report on the calculation of target capital and on risk bearing capital. Flagstone Suisse files a corporate report incorporating financial statements prepared and audited in accordance with Swiss accounting rules and a supervisory report in the prescribed format. The supervisory report is to be submitted to FINMA by June 30 of each year in electronic form together with the annual report.

Ad Hoc Notifications: FINMA requires ad hoc notifications of all changes to the firm's scheme of operations which include the following: any changes to company statutes, details of its organizational structure or business activities (including expansion into new jurisdictions; changes involving at least a 10% equity holding or at least 10% of votes in the Company, or where there is a change of control allowing persons to exert a significant influence on the Company's commercial activities; changes in management personnel, including the Responsible Actuary).

In addition, Flagstone Suisse is required to notify changes in levels of control of it (upstream) or by it (downstream) at 10%, 20%, 33% or 50% in terms of capital or voting rights.

There is a general duty to notify FINMA of all matters of which it might want to be advised (FINMALaw Article 29). This includes all solvency material matters, which are specified by circular to include a breach of solvency requirements, fluctuations of 10% or more in terms of assets, technical provisions, or of a significant retrocession contract of the company as well as redemption of any hybrid debt instruments; and any regulatory or criminal investigations brought against the company or the senior management or other significant events.

External Auditor Involvement

Audit firms are subjected to approval and supervision by FINMA and are a significant agent in the supervisory process applying to reinsurance companies (FINMALaw 24 et seq.). Auditors report both to the governing body of the company and to FINMA. They report to the Board on the financial statements of the company and on regulatory shortcomings with a requirement for remediation. Material shortcomings are reported directly to FINMA. A standardized audit report on these topics is prescribed by FINMA Directive. Failure to have an audit conducted in accordance with legal requirements, to fulfill the legal duty of cooperation with auditors or for the auditors to perform their role properly (including whistle blowing or failing to identify regulatory breaches) all attract criminal sanctions.

Intervention and Enforcement by the Regulator

FINMALaw provides for a wider range of supervisory intervention tools than previously provided for under the ISL such as the commencement of formal proceedings, including orders to comply with the law, leading up to withdrawal of license, declarations of unfitness for individuals, disgorgement and the appointment of independent specialists to investigate and implement remediation.

Capital Structure and Dividends

Flagstone Suisse is funded by a combination of subordinated debt (qualifying as regulatory capital under Swiss law) and equity. The equity is held in the form of paid in capital by shares and in share premium. Under Swiss corporate law as modified by insurance supervisory law, a non life insurance company is obliged to contribute to statutory legal reserves a minimum of 20% of any annual profit up to 50% of statutory capital, being paid in share capital. Flagstone Suisse has been substantially funded by share premium. We are advised currently, that as of 2011, share premium can be distributed to shareholders without being subject to withholding tax. However the repayment of subordinated debt and distribution of any special dividend to shareholders remain subject to the approval of FINMA which has regard to the maintenance of solvency and the interests of reinsureds and creditors.

United Kingdom

Lloyd's Regulation

General

We participate in the Lloyd's market through our ownership of FSML and Flagstone Corporate Name Limited ("FCNL"). FSML is the managing agent for Syndicates 1861 and 1969 (which commenced underwriting in 2010), while FCNL is a corporate member and provides underwriting capacity to Syndicate 1861.

FSML's operations are franchised by Lloyd's. The Lloyd's Franchise Board was formally constituted on January 1, 2003. The Franchise Board is responsible for setting risk management and profitability targets for the Lloyd's market and operates a business planning and monitoring process for all syndicates. The Lloyd's Franchise Board requires annual approval of FSML's business plan for the Lloyd's syndicates which it manages, including maximum underwriting capacity, and may require changes to any business plan presented to it or additional capital to be provided to support the underwriting plan. Lloyd's also imposes various charges and assessments on its members. If material changes in the business plan for Syndicates 1861 or 1969 were required by Lloyd's, or if charges and assessments payable by FCNL to Lloyd's were to increase significantly, these events could have an adverse effect on the operations and financial results of FSML and FCNL. The Group has provided capital to Lloyd's to support FCNL's underwriting business at Lloyd's. Dividends from a Lloyd's managing agent can be declared and paid provided the relevant company has sufficient profits available for distribution and has maintained the required minimum capital level. Dividends from a Lloyd's corporate member can be declared and paid provided the relevant company has sufficient profits available for distribution.

By entering into a membership agreement with Lloyd's, FCNL undertakes to comply with all Lloyd's bye-laws and regulations as well as the provisions of the Lloyd's Acts and the Financial Services and Markets Act 2000 ("FSMA") that are applicable to it.

Capital Requirements

The underwriting capacity of a member of Lloyd's must be supported by providing a deposit (referred to as "Funds at Lloyd's") in the form of cash, securities or letters of credit in an amount determined under the Individual Capital Adequacy regime of the U.K.'s financial services regulator, the Financial Services Authority ("FSA"). The amount of such deposit is calculated for each member through the completion of an annual capital adequacy exercise. Under these requirements, Lloyd's must demonstrate that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin.

Restrictions

A Reinsurance to Close ("RITC") is a contract to transfer the responsibility for discharging all the liabilities that attach to one year of account of a syndicate into a later year of account of the same or different syndicate in return for a premium. An RITC is put in place after the third year of operations of a syndicate year of account. If the managing agency concludes that an appropriate RITC for a syndicate that it manages cannot be determined or negotiated on commercially acceptable terms in respect of a particular underwriting year, it must determine that the underwriting year remain open and be placed into run-off. During this period there cannot be a release of the Funds at Lloyd's of a corporate member that is a member of that syndicate without the consent of Lloyd's and such consent will only be considered where the member has surplus Funds at Lloyd's.

Ratings

The financial security of the Lloyd's market is regularly assessed by three independent rating agencies (A.M. Best, Standard & Poor's, and Fitch Ratings). A satisfactory credit rating issued by an accredited rating agency is necessary for Lloyd's syndicates to be able to trade in certain classes of business at current levels. FSML and FCNL would be adversely affected if Lloyd's current ratings were downgraded.

Intervention Powers

The Council of Lloyd's has wide discretionary powers to regulate members' underwriting at Lloyd's. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd's or the investment criteria applicable to the provision of Funds at Lloyd's. Exercising any of these powers might affect the return on an investment of the corporate member in a given underwriting year. If a member of Lloyd's is unable to pay its debts to policyholders, such debts may be payable by the Lloyd's Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the U.S. If Lloyd's determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd's members. The Council of Lloyd's has discretion to call or assess up to 3% of a member's underwriting capacity in any one year as a Central Fund contribution.

Change of Control

Lloyd's approval is also required before any person can acquire "control" (as defined below in relation to FSMA and giving prior notification to the FSA) of a Lloyd's managing agent or Lloyd's corporate member.

FSA Regulation

General

FSML's operations are regulated by the FSA as well as being franchised by Lloyd's of London. The FSA has substantial powers of intervention in relation to the Lloyd's managing agents (such as FSML) which it regulates, including the power to remove their authorization to manage Lloyd's syndicates.

Lloyd's as a whole is authorized by the FSA and is required to implement certain rules prescribed by the FSA, which it does by the powers it has under the Lloyd's Act 1982 relating to the operation of the Lloyd's market. Lloyd's prescribes, in respect of its managing agents and corporate members, certain minimum standards relating to their management and control, solvency and various other requirements. The FSA directly monitors Lloyd's managing agents' compliance with the systems and controls prescribed by Lloyd's. If it appears to the FSA that either Lloyd's is not fulfilling its delegated regulatory responsibilities or that managing agents are not complying with the applicable regulatory rules and guidance, the FSA may intervene at its discretion.

In addition, each year the FSA requires Lloyd's to satisfy an annual solvency test which measures whether Lloyd's has sufficient assets in the aggregate to meet all outstanding liabilities of its members, both current and run-off. If Lloyd's fails this test, the FSA may require Lloyd's to cease trading and/or its members to cease or reduce underwriting.

Future regulatory changes or rulings by the FSA could interfere with FSML's business strategy or financial assumptions, possibly resulting in an adverse effect on FSML's financial condition and operating results.

Change of Control

The FSA regulates the acquisition of "control" of any Lloyd's managing agent which is authorized under FSMA. Any company or individual that (together with or any other person acting in concert) directly or indirectly acquires 10% or more of the shares in a Lloyd's managing agent or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power such Lloyd's managing agent or its parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such Lloyd's managing agent or its parent company by virtue of his shareholding or voting power in either. A purchaser of 10% or more of the ordinary shares (acting alone or in concert with other persons) would therefore be considered to have acquired "control" of FSML. Under FSMA, any person proposing to acquire "control" over a Lloyd's managing agent must give prior notification to the FSA of his intention to do so. The FSA would then have sixty working days to consider that person's application to acquire "control." Failure to make the relevant prior application could result in action being taken against FSML by the FSA. Lloyd's approval is also required before any person can acquire "control" (using the same definition as for the FSA) of a Lloyd's managing agent or Lloyd's corporate member.

Other Applicable Laws

Lloyd's worldwide insurance and reinsurance business is subject to various regulations, laws, treaties and other applicable policies of the European Union, as well as each nation, state and locality in which it operates. Material changes in governmental requirements and laws could have an adverse affect on Lloyd's and its member companies, including FSML and FCNL.

Cayman Islands

Island Heritage is an ordinary company incorporated under the laws of the Cayman Islands (registered number 63479) and maintains a Class A Insurance License.

Island Heritage holds a Class A insurance license issued in accordance with the terms of the Insurance Law (as revised) of the Cayman Islands, or the Law, and is subject to regulation by the Cayman Islands Monetary Authority, or CIMA, in terms of the Law.

As the holder of a Class A insurance license, Island Heritage is permitted to carry on insurance business generally in or from within the Cayman Islands (e.g., domestic insurance business).

Island Heritage is required to comply with the following principal requirements under the Law:

- the maintenance of a net worth (defined in the Law as the excess of assets, including any contingent or reserve fund secured to the satisfaction of CIMA, over liabilities other than liabilities to partners or shareholders) of at least 100,000 Cayman Islands dollars (which is equal to approximately US$120,000), subject to increase by CIMA depending on the type of business undertaken;
- to carry on its insurance business in accordance with the terms of the license application submitted to CIMA, to seek the prior approval of CIMA to any proposed change thereto, and annually to file a certificate of compliance with this requirement, in the prescribed form, signed by an independent auditor, or other party approved by CIMA;
- to prepare annual accounts in accordance with generally accepted accounting principles, audited by an independent auditor approved by CIMA;
- to seek the prior approval of CIMA in respect of the appointment of directors and officers and to provide CIMA with information in connection therewith and notification of any changes thereto;
- to notify CIMA as soon as reasonably practicable of any change of control of Island Heritage;
- to maintain appropriate business records in the Cayman Islands;
- to pay an annual license fee; and
- it may not issue any dividends without prior approval from CIMA. In order to obtain approval Island Heritage must demonstrate that the issuing of dividends would not render Island Heritage insolvent or affect its ability to pay any future claims.

Republic of Cyprus

Flagstone Alliance is incorporated in the Republic of Cyprus. The Superintendent of Insurance of Cyprus supervises the operation of Flagstone Alliance and its license was given pursuant to the new insurance legislation The Law on Insurance Services and Other Related Issues of 2002 ("Insurance Law") that came into force on January 1, 2003 and has since been amended to fully comply with the EU directives. Flagstone Alliance is licensed to conduct general insurance and reinsurance business.

According to the Insurance Law, as from January 1, 2003, companies are obliged to invest, on a continuous basis, in approved assets to cover their technical reserves and must submit quarterly a register of their investments, accompanied by a statement of the estimation of their technical reserves, in a prescribed form. The Minister of Finance has issued Orders determining the categories of approved investments and the percentage limits that may be invested in each category.

Flagstone Alliance is required to comply with the following principal requirements under the Law:

- Carry on its insurance business in accordance with the terms of its license.
- Must maintain adequate levels of approved investments to cover its technical reserves, in line with the approved percentages and free of any burden, and these must be expressed or liquidated in the appropriate currency according to the currency matching rules set out in the Insurance Law.
- Must submit a return of approved investments to the Superintendent of Insurance quarterly. The return must be in the prescribed format, signed by the managing director and one other director, or, if there is no managing director, by a director and the general manager. The returns for the second and fourth quarters of each financial year must be audited and signed by the auditors.
- An annual return must be submitted within six months of Flagstone Alliance's financial year end. The annual return includes detailed analyses in the prescribed form of assets, liabilities, income and expenses and must be certified by Flagstone Alliance's directors and actuary and accompanied by the auditors' report.

Flagstone Alliance may under the freedom of establishment or the freedom to provide services carry on insurance business in a Member State of the EU or the EEA. Under the freedom of establishment, such business in the Member State may start following the submission by Flagstone Alliance to the Superintendent of Insurance of Cyprus of an application supported by the prescribed by Regulations documents which are passed by the Superintendent of Insurance of Cyprus to the supervisory authority of the Member State which determines the conditions under which the Company may carry on its business in the said Member State.

Companies that are resident in Cyprus for tax purposes are subject to tax in Cyprus. Residence is determined by the locus of management and control. The income tax rate is ten per cent on its taxable profits.

South Africa

The South African insurance industry is governed primarily by the Long Term Insurance Act No. 52 of 1998 (the "Long Term Insurance"), and the Short Term Insurance Act No. 53 of 1998 (the "Short Term Insurance"). Each piece of legislation covers both insurance and reinsurance. Both the Short Term Insurance Act and the Long Term Insurance Act establish the offices of the Registrar of Long Term Insurance and Registrar of Short Term Insurance. Each office is filled by the executive officer of the Financial Services Board (the "FSB"). The relevant registrar, through the agency of the FSB, is responsible for regulating insurers and reinsurers within the particular industry grouping. The FSB regulates the South African non-banking financial services industry, which includes the insurance industry.

As a short term reinsurer Flagstone Reinsurance Africa Limited is registered with FSB as required under the Short Term Insurance Act. As with any other registered reinsurer, Flagstone Reinsurance Africa Limited must maintain its business in a financially sound condition by complying with the detailed requirements of the Short Term Insurance Act in regard to the kind and spread of assets required to be held so as to enable it to meet its liabilities determined in accordance with the criteria set out in the Short Term Insurance Act. The Short Term Insurance Act provides that reinsurers must, at all times, maintain its business in a financially sound condition by having assets, providing for its liabilities, and generally conducting its business so as to be in a position to meet its liabilities at all times. In addition, South African reinsurance companies may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency requirements.

Where You Can Find More Information

The Company's Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are available free of charge through the investor information pages of its website, located at *www.flagstonere.com.* The contents of our website are not incorporated by reference into this Annual Report and the reference is included as inactive textual reference only. Alternatively, the public may read or copy the Company's filings with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (*www.sec.gov*).

ITEM 1A. RISK FACTORS

Factors that could cause our actual results to differ materially from those in the forward-looking statements contained in this Annual Report and other documents we file with the SEC include the following:

Risks Related to the Company

Claims arising from unpredictable and severe catastrophic events could reduce our earnings and shareholders' equity and limit our ability to write new insurance policies.

Our reinsurance and insurance operations expose us to claims arising out of unpredictable natural and other catastrophic events, such as hurricanes, windstorms, tsunamis, severe winter weather, earthquakes, floods, fires and explosions. In recent years, the frequency of major weather-related catastrophes has increased.

The extent of losses from catastrophes is a function of both the number and severity of the insured events and the total amount of insured exposure in the areas affected. Increases in the value and concentrations of insured property, the effects of inflation and changes in cyclical weather patterns may increase the severity of claims from catastrophic events in the future. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could adversely affect our financial condition, possibly to the extent of eliminating our shareholders' equity.

This volatility is compounded by accounting conventions that do not permit reinsurers to reserve for such catastrophic events until they occur. We expect that increases in the values and concentration of insured property will increase the severity of such occurrences per year in the future and that climate change may increase the frequency of severe weather events. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations.

We may experience significant losses on short notice, which may require us to liquidate our investments rapidly and may limit our ability to write new reinsurance and insurance policies.

Catastrophes such as hurricanes, windstorms, tsunamis, severe winter weather, earthquakes, floods, fires and explosions are difficult to predict. By reinsuring the damages resulting from these catastrophes, we subject ourselves to large potential claims that may arise on short notice. To meet our obligations with respect to those claims, we may be forced to liquidate some of our investments rapidly, which may involve selling a portion of our investments into a depressed market. Those sales would decrease our liquidity, our returns from our investments, and our underwriting capacity.

We could face unanticipated losses from war, terrorism and political unrest, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.

We may have substantial exposure to large, unexpected losses resulting from future man-made catastrophic events, such as acts of war, acts of terrorism and political instability. Although we may attempt to exclude losses from terrorism and certain other similar risks from some coverages we write, we may not be successful in doing so.

To the extent that losses from these risks occur, our financial condition and results of operations could be materially adversely affected.

If our risk management and loss limitation methods fail to adequately manage our exposure to losses from catastrophic events, the losses we incur from a catastrophic event could be materially higher than our expectations and our financial condition and results of operations could be adversely affected.

We manage our exposure to catastrophic losses by analyzing the probability and severity of the occurrence of catastrophic events and the impact of such events on our overall reinsurance and investment portfolio. We use various tools to analyze and manage the reinsurance exposures we assume from ceding companies and risks from a catastrophic event that could impact on our investment portfolio. Among the most important of these is proprietary risk modeling software which we have developed and currently utilize, and on which we expect to rely on to an increasing extent over time. Our proprietary risk modeling software enables us to assess the adequacy of risk pricing and to monitor our overall exposure to risk in correlated geographic zones. We cannot assure you that the models and assumptions used by the software will accurately predict losses in all situations. Further, we cannot assure you that it is free of defects in the modeling logic or in the software code.

In addition, much of the information that we enter into our risk modeling software is based on third-party data that we believe but cannot be certain is reliable, and estimates and assumptions that are dependent on many variables. Assumptions relate to loss adjustment expenses, insurance-to-value, storm intensity in the aftermath of weather-related catastrophes and demand surge, which is the temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe. Accordingly, if the estimates and assumptions that we enter into our proprietary risk model are incorrect, or if our proprietary risk model proves to be an inaccurate forecasting tool, the losses we might incur from an actual catastrophe could be materially higher than our expectation of losses generated from modeled catastrophe scenarios, and our financial condition and results of operations could be adversely affected.

We also seek to limit our loss exposure through loss limitation provisions in our policies, such as limitations on the amount of losses that can be claimed under a policy, limitations or exclusions from coverage and provisions relating to choice of forum, which are intended to assure that our policies are legally interpreted as we intend. We cannot assure you that these contractual provisions will be enforceable in the manner we expect or that disputes relating to coverage will be resolved in our favor. If the loss limitation provisions in our policies are not enforceable or disputes arise concerning the application of such provisions, the losses we might incur from a catastrophic event could be materially higher than our expectations, and our financial condition and results of operations could be materially adversely affected.

We may not be able to adequately assess and reserve for the increased frequency and severity of catastrophes due to environmental factors including climate change, which may have a material adverse effect on our financial condition.

To assess our loss exposure, we rely on natural catastrophe models that are built partly on science, partly on historical data and partly on professional judgment of our employees and other industry specialists. Although the accuracy of the models has significantly improved in the last few years, they still yield significant variations in loss estimates due to the quality of underlying data and assumptions. Interpretation of modeling results remains subjective, and none of the existing models reflects our policy language, demand surges and other storm-specific factors such as where the storms will actually travel.

There is little consensus in the scientific community regarding the effect of global environmental factors on catastrophes. Climatologists concur that heat from the ocean drives hurricanes, but they cannot agree on how much it changes the annual outlook. In addition, scientists have recently recorded rising sea temperatures which may result in higher frequency and severity of windstorms. It is unclear whether rising sea temperatures are part of a longer cycle and if they are caused or aggravated by man-made pollution or other factors.

Recent scientific studies have indicated that the frequency of hurricanes has increased and may further increase in the future relative to the historical experience over the past 100 years. We continuously monitor and adjust, as we believe appropriate, our risk management models to reflect our judgment of how to interpret current developments and information, such as these studies. However, it is possible that, even after these adjustments, we have underestimated the frequency or severity of hurricanes or other catastrophes.

Given the scientific uncertainty about the causes of increased frequency and severity of catastrophes and the lack of adequate predictive tools, we may not be able to adequately model the associated losses, which would adversely affect our profitability.

If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.

Many of our contracts are generally for a one-year term. In our financial forecasting process, we make assumptions about the renewal of our prior year's contracts. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums written in future years and our future operations could be materially adversely affected. This risk is especially prevalent in the first quarter of each year when a larger number of reinsurance contracts are subject to renewal.

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity which may result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions.

The insurance and reinsurance industries have historically been cyclical businesses. Reinsurers and insurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of reinsurance and insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industries.

As a result, the reinsurance and insurance business historically has been characterized by periods of intense competition on price and policy terms due to excessive underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions. These cycles have varied by line of business as the level of supply and demand for any particular class of reinsurance and insurance risk does not always coincide with that for other classes of risk.

If we underestimate our loss reserves, so that they are inadequate to cover our ultimate liability for losses, the underestimation could materially adversely affect our financial condition and results of operations.

We are required to maintain adequate reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on actuarial and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Our success depends on our ability to accurately assess the risks associated with the businesses and properties that we reinsure. If unpredictable catastrophic events occur, or if we fail to adequately manage our exposure to losses or fail to adequately estimate our future reserve requirements, our actual loss and loss adjustment expenses may deviate, perhaps substantially, from our future reserve estimates.

Loss and loss adjustment expense reserves (or loss reserves) are typically comprised of case reserves and IBNR reserves. Our IBNR reserves include a provision for unknown future development on loss and loss adjustment expenses which are known to us. However, under U.S. GAAP, we are not permitted to establish loss reserves with respect to our property catastrophe reinsurance until an event which gives rise to a claim occurs. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside on our financial statements, with no allowance for the provision of loss reserves to account for possible other future losses with respect to our property catastrophe reinsurance. Our loss reserve estimates do not represent an exact calculation of liability. Rather, they are estimates of what we expect the ultimate settlement and administration of claims will cost. These estimates are based upon actuarial and statistical projections and on our assessment of currently available data, predictions of future developments and estimates of future trends and other variable factors such as inflation. Establishing an appropriate level of our loss reserve estimates is an inherently uncertain process. It is likely that the ultimate liability will be greater or less than these estimates and that, at times, this variance will be material. Our future reserve estimates are refined continually as experience develops and claims are reported and settled. In addition, as a broker market reinsurer, reserving for our business can involve added uncertainty. Because we depend on information from ceding companies, there is a time lag inherent in reporting information from the primary insurer to us, and ceding companies have differing reserving practices. Moreover, these uncertainties are greater for reinsurers like us than for reinsurers with a longer operating history because we do not yet have an established loss history. Because of this uncertainty, it is possible that our estimates for reserves at any given time could prove inadequate.

To the extent we determine that actual losses and loss adjustment expenses from events which have occurred exceed our expectations and loss reserves reflected in our financial statements, we will be required to immediately reflect these changes. This could cause a sudden and material increase in our liabilities and a reduction in our profitability, including operating losses and reduction of capital, which could materially restrict our ability to write new business and adversely affect our financial condition and results of operations.

A failure to attract and retain key personnel could impede the implementation of our business strategy, reduce our revenues and decrease our operational effectiveness.

Our success substantially depends upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the business lines in which we compete. We rely substantially upon the services of David Brown, our Chief Executive Officer; Patrick Boisvert, our Chief Financial Officer; Gary Prestia, our Chief Underwriting Officer North America ; Guy Swayne, our Chief Underwriting Officer International; and David Flitman, our Chief Actuary, among other key employees. Although we are not aware of any planned departures, the loss of any of their services or the services of other members of our management team or difficulty in attracting and retaining other talented personnel could impede the further implementation of our business strategy, reduce our revenues and decrease our operational effectiveness. Although we have an employment agreement with each of the above named executives, there is a possibility that these employment agreements may not be enforceable in the event any of these employees leave. The employment agreement for Mr. Brown provides that either party may terminate the agreement upon 365 days' advance written notice, the employment agreements with Messrs. Prestia, Swayne, Boisvert and Flitman provide that either party may terminate the agreement upon 180 days' advance written notice. We do not currently maintain key man life insurance policies with respect to these or any of our other employees.

Our success has and will continue to depend, in substantial part, upon our ability to attract and retain our team of underwriters in various business lines. Although we are not aware of any planned departures, the loss of one or more of our senior underwriters could adversely impact our business by, for example, making it more difficult to retain clients or other business contacts whose relationship depends in part on the service of the departing personnel. In general, the loss of key services of any members of our current underwriting teams may adversely affect our business and results of operations.

We are dependent on the policies, procedures and expertise of ceding companies; these companies may fail to accurately assess the risks they underwrite, which may lead us to inaccurately assess the risks we assume. As a result, we could face significant underwriting losses on these contracts.

Because we participate in reinsurance markets, we do not separately evaluate each of the individual risks assumed under reinsurance treaties. This is common among reinsurers. Therefore, the success of our underwriting efforts depends, in part, upon the policies, procedures and expertise of the ceding companies making the original underwriting decisions. We face the risk that these ceding companies may fail to accurately assess the risks that they underwrite initially, which, in turn, may lead us to inaccurately assess the risks we assume. If we fail to establish and receive appropriate premium rates, we could face significant underwriting losses on these contracts.

We depend on a small number of reinsurance and insurance brokers and agents for a large portion of our revenues, and the loss of business from one of these reinsurance or insurance brokers and agents could limit our ability to write new reinsurance and insurance policies and reduce our revenues.

We market our reinsurance and insurance on a worldwide basis primarily through reinsurance brokers and insurance brokers and agents, and we depend on a small number of reinsurance brokers and insurance brokers and agents for a large portion of our revenues. Since we commenced operations in December 2005, substantially all of our gross premiums written were sourced through brokers. The following brokers, [Aon Benfield (31.3%), Guy Carpenter & Company, Inc. (27.1%) and Willis Group Holdings Ltd. (11.3%)], provided a total of 69.7% of our gross premiums written for the year ended December 31, 2010. Affiliates of these and other brokers have historically co-sponsored the formation of reinsurance companies that may compete with us, and these brokers may favor their own reinsurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could limit our ability to write new reinsurance policies and reduce our revenues.

Because payments are frequently made and received through reinsurance and insurance brokers, we could incur liabilities to ceding insurers regardless of fault and lose our recourse to collect payments from ceding insurers.

In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance and insurance brokers, and these brokers, in turn, pay these amounts to the insureds and the ceding insurers that have reinsured a portion of their liabilities with us. In some jurisdictions, if a broker fails to make such a payment, we may remain liable to the ceding insurer or insured for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer or insured pays premiums to reinsurance or insurance brokers for payment to us, these premiums are considered to have been paid and the ceding insurer or insured will no longer be liable to us for those amounts, regardless of whether we have received the premiums. Consequently, consistent with industry practice, we assume a degree of credit risk associated with reinsurance and insurance brokers.

The financial strength rating of Flagstone may be revised downward which could affect our standing among brokers and customers, result in a substantial loss of business and impede our ability to conduct business.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Ratings play a significant role in the perception of a market participant's financial strength, one of the key factors in our ability to compete effectively. Our financial strength is rated by a variety of rating agencies, and these ratings are designed to reflect our ability to meet our financial obligations under our policies. These ratings do not refer to our ability to meet non-reinsurance and non-insurance obligations and are not a recommendation to purchase any policy or contract issued by us or to buy, hold or sell our securities.

Each of Flagstone Suisse's, Island Heritage's, Flagstone Alliance's and Flagstone Africa's financial strength rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, the rating agencies in response to a variety of factors, including the risk factors described in this section.

With regard to FSML, as all Lloyd's policies are ultimately backed by this common security, a single market rating can be applied across Lloyd's.

If our financial strength ratings are reduced from their current levels, our competitive position in the reinsurance and insurance industries would suffer, and it would be more difficult for us to market our products. A downgrade could result in a significant reduction in the number of reinsurance and insurance contracts we write and in a substantial loss of business as our customers, and brokers that place such business, move to other competitors with higher financial strength ratings.

A downgrade also may require us to establish trusts or post letters of credit for ceding company clients. It is common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the remaining portion of our period of obligation if the financial strength ratings of our insurance subsidiaries are downgraded below A- by A.M. Best. Currently, virtually all of our contracts permit cancellation if our financial strength rating is downgraded. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect any such cancellations would have on our financial condition or future operations, but such effect could be material.

The indentures governing our Deferrable Interest Debentures would restrict us from declaring or paying dividends on our common shares if the Company (1) is downgraded by A.M. Best to a financial strength rating below A- and fails to renew more than 51% of its net premiums written during any twelve-month period; (2) is downgraded to a financial strength rating below A- and sells more than 51% of its rights to renew net premiums written over the course of a twelve-month period; (3) is downgraded to a financial strength rating below B++; or (4) withdraws its financial strength rating from A.M. Best.

Consolidation in the insurance industry could adversely impact us.

We believe that many insurance industry participants are seeking to consolidate. These consolidated entities may try to use their enhanced market power to negotiate price reductions for our products and services. If competitive pressures reduce our prices, we would expect to write less business. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance. The number of companies offering retrocessional reinsurance may decline. Reinsurance intermediaries could also consolidate, potentially adversely impacting our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors. Any of the foregoing could adversely affect our business or our results of operation.

We may encounter difficulties maintaining the information technology systems necessary to run our business which could result in a loss or delay of revenues, higher than expected loss levels, diversion of management resources, harm to our reputation or an increase in costs.

The performance of our information technology systems is critical to our business and reputation and our ability to process transactions and provide high quality customer service. Such systems are and will continue to be a very important part of our underwriting process. We license the catastrophe modeling software of AIR Worldwide and Risk Management Solutions Inc., which are the three major vendors of industry-standard catastrophe modeling software, and we enhance the output from these models with our proprietary software. We cannot be certain that we will be able to replace these service providers or consultants, if necessary, without slowing our underwriting response time, or that our proprietary technology will operate as intended. Any defect or error in our information technology systems could result in a loss or delay of revenues, higher than expected loss levels, diversion of management resources, harm to our reputation or an increase in costs.

We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

We may acquire reinsurance purchased for our own account to mitigate the effects of large or multiple losses on our financial condition. From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. For example, following the September 11, 2001 terrorist attacks, terms and conditions in the reinsurance markets generally became less attractive to buyers of such coverage. Similar conditions occurred as a result of Hurricanes Katrina, Rita and Wilma in 2005 and Ike and Gustav in 2008, and may occur in the future, and we may not be able to purchase reinsurance in the areas and for the amounts required or desired. Even if reinsurance is generally available, we may not be able to negotiate terms that we deem appropriate or acceptable or to obtain coverage from entities with satisfactory financial resources. Our inability to obtain adequate reinsurance or other protection for our own account could have a material adverse effect on our business, results of operations and financial condition.

The impairment of financial institutions increases our counterparty risk.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial service industry, including brokers and dealers, banks and other institutions which have experienced deterioration and volatility as a result of the most recent financial crisis. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when our collateral cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to it. We also may have exposure to these financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. Any such losses or impairments to the carrying value of these assets could materially and adversely affect our business and results of operations.

Our investment portfolio may suffer reduced returns or losses which could adversely affect our results of operations and financial condition. Any change in interest rates, abrupt changes in credit markets or volatility in the equity and debt markets could result in significant losses in the fair value of our investment portfolio.

Our strategy is to derive a meaningful portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio, as well as the ability of our investment managers to effectively implement our investment strategy.

The investment income derived from our invested assets was $31.5 million for the year ended December 31, 2010. For the year ended December 31, 2010, the total return on invested assets was 4.2% compared to 4.6% for the year ended December 31, 2009. The change in the return on invested assets of (0.4)% during the year ended December 31, 2010, compared to the same period in 2009 is primarily due to lower interest rates and a lower impact of tightening credit spreads during the year. Our investment policies seek capital appreciation and thus will be subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. In particular, the volatility of our claims may force us to liquidate securities, which could impact our investment portfolio.

Our investment performance may vary substantially over time, and we cannot assure you that we will achieve our investment objectives.

Investment returns are an important part of our growth in diluted book value, and fluctuations in the fixed income or equity markets could impair our financial condition and results of operations. A significant period of time normally elapses between the receipt of insurance premiums and the disbursement of insurance claims. We cannot assure you that we will successfully match the structure of our investments with our operating subsidiaries' liabilities under their reinsurance and insurance contracts. If our calculations with respect to these reinsurance liabilities are incorrect, or if we improperly structure our investments to match such liabilities, we could be forced to liquidate investments in order to pay these liabilities.

Investment results will also be affected by general economic conditions, market volatility, interest rate fluctuations, liquidity and credit risks beyond our control. In addition, the need for liquidity may result in investment returns below our expectations. With respect to certain of our investments, we are subject to pre-payment or reinvestment risk. In particular, our fixed maturity portfolio is subject to reinvestment risk and as at December 31, 2010, 21.1% of our fixed maturity portfolio comprised mortgage-backed and asset-backed securities which are subject to prepayment risk. A significant increase in interest rates could result in significant losses, realized or unrealized, in the fair value of our investment portfolio and, consequently, could have an adverse affect on our results of operations. Further, our portfolio of fixed income securities may be adversely affected by changes in interest rates. In addition, we are generally exposed to changes in the level or volatility of equity prices that affect the value of securities or instruments that derive their value from a particular equity security, a basket of equity securities or a stock index. As of the date of this annual report, our exposure to equities and other non-investment grade fixed income investments is limited to 6.3% of assets. These conditions are outside of our control and could adversely affect the value of our investments and our financial condition and results of operations.

Profitability may be adversely impacted by claims' inflation.

The effects of claims inflation could cause the severity of claims from catastrophes or other events to rise in the future. Our calculation of reserves for losses and loss expenses includes assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatment and litigation costs. We write business in the U.S. and the U.K., where claims inflation has grown particularly strong in recent years. To the extent inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

The movement in foreign currency exchange rates could adversely affect our operating results because we enter into reinsurance and insurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar and we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar.

Through our global reinsurance and insurance operations, we conduct business in a variety of foreign (non-U.S.) currencies, the principal exposures being the Euro, the British pound sterling, the Swiss franc, the Canadian dollar and the Japanese yen. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. Our reporting currency is the U.S. dollar, and exchange rate fluctuations relative to the U.S. dollar may materially impact our results and financial position. We employ various strategies (including hedging) to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully hedged or the hedges are ineffective, our results and level of capital may be reduced by fluctuations in foreign currency exchange rates.

We may need additional capital in the future, which may not be available to us or may not be available on favorable terms, may have rights, preferences and privileges superior to those of our common shares, could dilute your ownership in the Company, and may cause the market price of our common shares to fall.

We may need to raise additional capital in the future, through public or private debt or equity financings, to repay our long term debt, comply with the terms of our letter of credit facility, write new business successfully, cover loss and loss adjustment expense reserves following losses, respond to any changes in the capital requirements that rating agencies use to evaluate us, to manage investments and preserve capital in volatile markets, to acquire new businesses or invest in existing businesses, or otherwise respond to competitive pressures in our industry. Due to the uncertainty relating to some of these items, we are not able to quantify our total future capital requirements. Our ability to obtain financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control.

Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. Any additional financing we may seek may not be available on terms favorable to us, or at all. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares. Any additional capital raised through the sale of equity will dilute your ownership percentage in our company and may decrease the market price of our common shares.

Our complex global operating platform increases our exposure to systems or human failures, which may limit our revenues, increase our costs and decrease our net income from operations.

We are subject to operational risks including fraud, employee errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, or external events. Our reliance in large part on the integration of our operations in Bermuda, the U.K., Switzerland, India, Canada, the Cayman Islands, Puerto Rico, South Africa, Luxembourg and Dubai increases the likelihood that losses from these risks, which may occur from time to time, could be significant. As our business and operations grow more complex we are exposed to a broader scope of risk in these areas. The occurrence of these types of events may limit our revenues, increase our costs and decrease our net income from operations.

We may fail at acquiring and integrating other reinsurance and insurance businesses in the future, and we may need to incur indebtedness or issue additional equity due to these future acquisition opportunities.

Part of our business strategy may involve growing the Company in the future by acquiring other reinsurance and insurance companies or parts or all of their businesses. Our ability to make these acquisitions will depend upon many factors, including the availability of suitable financing and the ability to identify and acquire businesses on a cost-effective basis. Our ability to effectively integrate acquired personnel, operations, products and technologies, to retain and motivate key personnel, and to retain the goodwill and customers of acquired companies or businesses will also be important. There can be no assurance that we can or will successfully acquire and integrate such operations in the future. Furthermore, in connection with future acquisition opportunities, we may need to incur indebtedness or issue additional equity. If and when achieved, new acquisitions may adversely affect our near-term operating results due to increased capital requirements, transitional management and operating adjustments, interest costs associated with acquisition debt, and other factors.

Some of our related parties have continuing agreements and business relationships with us and these persons could pursue business interests or exercise their voting power as shareholders in ways that are detrimental to us.

Some of our executive officers, directors, underwriters and affiliates of our principal shareholders engage in transactions with our Company.

These persons could pursue business interests or exercise their voting power as shareholders in ways that are detrimental to us, but beneficial to themselves or their affiliates or to other companies in which they invest or with whom they have a material relationship.

Unexpected industry practices and conditions could extend coverage beyond our underwriting intent or increase the number or size of claims, causing us to incur significant losses.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued reinsurance or insurance contracts that are affected by the changes. As a result, the full extent of liability under our reinsurance and insurance contracts may not be known for many years after a contract is issued.

One example involves coverage for losses arising from terrorist acts. Substantially all of the reinsurance contracts that we have written exclude coverage for losses arising from the peril of terrorism caused by nuclear, biological, chemical or radiological attack. We are unable to predict the extent to which our future reinsurance and insurance contracts will cover terrorist acts. We also are unsure how terrorist acts will be defined in our current and future contracts and cannot assure you that losses resulting from future terrorist attacks will not be incidentally or inadvertently covered. If there is a future terrorist attack, the possibility remains that losses resulting from such event could prove to be material to our financial condition and results of operations. Terrorist acts may also cause multiple claims, and there is no assurance that our policy limits will be effective.

Although the Terrorism Risk Insurance Act, or TRIA, was scheduled to expire at the end of 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law by the U.S. President on December 26, 2007. This law renews the existing terrorism risk insurance program for seven years, through December 31, 2014. Certain provisions of TRIA were modified by the 2007 reauthorization. The program was expanded to include domestic terrorism by eliminating from the definition of a certified act of terrorism the requirement that such an act be perpetrated "on behalf of any foreign person or foreign interest". The insurer deductible is now fixed at 20% of an insurer's direct earned premium, and the federal share of compensation is fixed at 85% of insured losses that exceed insurer deductibles. The U.S. Treasury Department is required to promulgate regulations to determine the pro-rata share of insured losses if they exceed the $100 billion cap. In addition, clear and conspicuous notice to policyholders of the $100 billion cap is required. Under the program reauthorization, the trigger at which federal compensation becomes available remains fixed at $100 million per year through 2014.

The effects of these and other unforeseen emerging claim and coverage issues are extremely difficult to predict. If we are required to cover losses that we did not anticipate having to cover under the terms of our reinsurance and insurance contracts, we could face significant losses and as a result, our financial condition and results of operation could be adversely affected.

The insurance and reinsurance industries are highly competitive. Competitive pressures may result in fewer contracts written, lower premium rates, increased expense for customer acquisition and retention, and less favorable policy terms and conditions.

The reinsurance and insurance industries are highly competitive. We compete with major global insurance and reinsurance companies and underwriting syndicates, many of which have extensive experience in reinsurance and insurance and may have greater financial resources available to them than us. Other financial institutions, such as banks and hedge funds, now offer products and services similar to our products and services. Alternative products, such as catastrophe bonds, compete with our products. In the future, underwriting capacity will continue to enter the market from these identified competitors and perhaps other sources. After the September 11, 2001, terrorist attacks in the U.S., and then again following the three major hurricanes of 2005 (Katrina, Rita and Wilma), new capital flowed into Bermuda, and much of these new proceeds went to a variety of Bermuda-based start-up companies. The full extent and effect of this additional capital on the reinsurance and insurance markets will not be known for some time and current market conditions could reverse. These continued increases in the supply of reinsurance and insurance may have negative consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions. Insurance company customers of reinsurers may choose to retain larger shares of risk, thereby reducing overall demand for reinsurance. Further, insureds have been retaining a greater proportion of their risk portfolios than previously, and industrial and commercial companies have been increasingly relying upon their own subsidiary insurance companies, known as captive companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than risk transferring insurance. This has put downward pressure on insurance premiums.

In addition, while we believe our global operating platform currently differentiates us among Bermuda-based reinsurance and insurance companies of comparable capital size and provides significant efficiencies in our operations, it is possible that our competitors will aim to employ a similar platform in the future, or implement their own platforms with equivalent or superior operational and cost structures to ours.

Also, insurance/risk-linked securities, catastrophe bonds and derivatives and other non-traditional risk transfer mechanism and vehicles are being developed and offered by other parties, including non-insurance company entities, which could impact the demand for traditional insurance and reinsurance. A number of new, proposed or potential legislative or industry developments could also increase competition in our industries. These developments include programs in which state-sponsored entities provide property insurance or reinsurance in catastrophe-prone areas. These legislative developments could eliminate or reduce opportunities for us and other reinsurers to write those coverages, and increase competition with our competitors for contracts not covered by such state-sponsored programs. New competition from these developments could result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

New competition could cause the demand for insurance or reinsurance to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on our growth and profitability and our results of operations.

The availability and cost of security arrangements for reinsurance transactions may impact our ability to provide reinsurance to ceding insurers.

Flagstone Suisse is required to post collateral security with respect to reinsurance liabilities it assumes from many ceding insurers, especially those in many U.S. jurisdictions. The posting of collateral security is generally required in order for these ceding companies to obtain credit on their statutory financial statements with respect to reinsurance liabilities ceded to reinsurers who are not licensed or accredited in these jurisdictions. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by third-party trustees or "funds withheld" arrangements whereby the assets are held in trust by the ceding company.

We currently have the ability to provide up to $750 million in letters of credit under our letter of credit facilities ($550 million in respect of Citibank Europe Plc and $200 million in respect of Barclays Bank Plc), the renewal of which is reviewed annually. As at December 31, 2010, $467.9 million has been drawn under these facilities. If these facilities are not sufficient or if we are unable to renew them or are unable to arrange for other types of security on commercially acceptable terms, the ability of Flagstone Suisse to provide reinsurance to some U.S.-based and international clients may be severely limited.

At a Lloyd's market level, Lloyd's is required to demonstrate to the FSA that each member's capital resources requirement is met by that member's available capital resources, which for this purpose comprises its Funds at Lloyd's, its share of member capital held at syndicate level and the funds held within the Lloyd's Central Fund.

In addition, the security arrangements may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Although the investment income derived from our assets while held in trust typically accrues to our benefit, the investment of these assets is governed by the investment regulations of the jurisdiction of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. These restrictions may result in lower investment yields on these assets, which could adversely affect our profitability.

We are a holding company and we and our subsidiaries are subject to restrictions on paying dividends, repurchasing common shares or otherwise returning capital to shareholders.

We are a holding company with no significant operations or assets other than our ownership of our subsidiaries, the most important of which is Flagstone Suisse. Dividends, distributions and other permitted payments from Flagstone Suisse, which are limited under Bermuda and Swiss law and regulations, are expected to be our primary source of funds to pay expenses and fund dividends, if any, or share repurchases.

Under the Insurance Act and related regulations, Flagstone Suisse will be required to maintain certain capital and solvency requirements and paid-up share capital levels and will be prohibited from declaring or paying dividends that would result in noncompliance with such requirement. As a Bermuda Class 4 reinsurer, Flagstone Suisse may not pay dividends in any financial year which would exceed 25% of its total statutory capital and surplus as set out in its previous year's statements, unless at least seven days before payment of those dividends it files an affidavit with the BMA signed by at least two directors and Flagstone Suisse's principal representative, which states that in their opinion, declaration of those dividends will not cause Flagstone Suisse to fail to meet its capital and solvency requirements and liquidity ratio. Further, Flagstone Suisse may not reduce by 15% or more its total statutory capital as set out in its previous year's statements without the prior approval of the BMA. This may limit the amount of funds available for distribution to us, restricting our ability to pay dividends, make distributions and repurchase any of our common shares.

Under relevant Luxembourg corporate law, each year at least one-twentieth of our net profits must be allocated to the creation of a reserve. This allocation to reserve ceases to be required when the reserve has reached an amount equal to one-tenth of our corporate capital, but once again becomes required if the reserve falls below one-tenth of our corporate capital.

In addition, certain limitations apply to the declaration of dividends from the Company. Under Luxembourg Law, our shareholders may declare dividends at a general meeting of shareholders through the passage of an ordinary resolution, but, in accordance with our Articles, the dividend may not exceed the amount recommended by our Board of Directors. Dividends may only be declared from our distributable reserves. In accordance with Luxembourg Law, no distributions to shareholders may be made when, on the closing date of the relevant financial year, the net assets as set out in the annual accounts are, or would be following such a distribution, lower than the subscribed capital plus the reserves that may not be distributed under Luxembourg Law or in accordance with our Articles. The amount of a distribution to shareholders may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and sums to be placed to reserve in accordance with the Luxembourg Law or in accordance with the Articles.

Our Articles and Luxembourg Law provide for certain restrictions on the purchase of our own shares. We may only purchase our own shares in accordance with Luxembourg Law and the provisions of our Articles. Our Articles provide that we are generally authorized to purchase our own shares provided that: (i) the maximum number of shares repurchased does not exceed the number of our paid up issued shares; (ii) the maximum price that may be paid for each share is the fair market value; (iii) the minimum price that may be paid for each share is the par value per share of US$0.01; (iv) our authority to repurchase our own shares is granted to us by our shareholders and expires on the fifth anniversary of the granting of such authority, at which point our shareholders must provide new authority for further repurchases; (v) the acquisition of shares, including shares previously acquired, may not have the effect of reducing our net assets below the amount required by Luxembourg Law; and (vi) our authority to purchase our own shares relates only to: (a) one or more open-market purchases; or (b) a purchase where we have made an offer on similar terms to repurchase up to the same number of shares from each shareholder appearing on the register of shareholders immediately before the offer was made, other than to those who have consented in writing to be excluded from the offer.

The structure of FCML, our Luxembourg investment subsidiary, provides for the equity to be provided substantially in share premium. As an investment company, FCML has been empowered and operationally equipped to repurchase shares at Net Asset Value at short notice, (subject to board approval and maintaining the minimum share capital of €1,250,000). FCML can also declare dividends (including interim dividends) out of unrealized capital gains.

Swiss law permits dividends to be declared only after profits have been allocated to the reserves required by law and to any reserves required by the articles of incorporation. The articles of incorporation of Flagstone Suisse do not require any specific reserves. Therefore, Flagstone Suisse must allocate any profits first to the reserve required by Swiss law generally, and may pay as dividends only the balance of the profits remaining after that allocation. In the case of Flagstone Suisse, Swiss law requires that 20% of the company's profits be allocated to a "general reserve" until the reserve reaches 50% of its paid-in share capital.

In addition, a Swiss reinsurance company may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency margin requirements.

Under the relevant South African insurance regulation, a short term insurer such as Flagstone Reinsurance Africa Limited will not be permitted to declare dividends unless it has sufficient assets and has conducted itself in such manner that it is able to meet its liabilities at all times.

U.K. company law prohibits FSML and FCNL from declaring a dividend to its shareholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a Lloyd's managing agent's ability to declare a dividend, the FSA's rules require maintenance of adequate resources, including each company's solvency margin within its jurisdiction. In addition, under Lloyd's rules, a managing agent must maintain a minimum level of capital based, among other things, on the amount of capacity it manages subject to a minimum of £400,000.

Island Heritage is domiciled in the Cayman Islands and is required to maintain a minimum net worth of 100,000 Cayman Islands dollars (which is equal to approximately US$120,000). In addition, Island Heritage may not issue any dividends without prior approval from the Cayman Islands Monetary Authority. In order to obtain approval Island Heritage must demonstrate that the issuing of dividends would not render Island Heritage insolvent or affect its ability to pay any future claims.

Flagstone Alliance operates under license issued by the Cyprus Insurance Superintendent to conduct general reinsurance and insurance business. Cyprus Companies law permits dividends to be declared only if there are available sufficient distributable reserves after profits have been allocated to the reserves required by law and to any reserves required by the articles of incorporation. The articles of incorporation of Flagstone Alliance do not require any specific reserves. Irrespective of the Cyprus Companies Law, Cap 113 requirements and Flagstone Alliance's articles of association, Flagstone Alliance should maintain at any time reserves and assets that meet the Solvency criteria and Orders of the Cyprus Insurance Superintendent. Flagstone Alliance complies and reports to the Superintendent of Insurance under Solvency I requirements and the Solvency II requirements will be adopted in 2012. Revenue reserves are distributable to the extent permitted by the Companies Law, and Flagstone Alliance's articles of association. The share premium account cannot be used for the distribution of dividends but can be used to issue bonus shares. The reserve arising on the conversion of share capital to Euro may be capitalized by way of a future capital increase; alternatively, Flagstone Alliance may decide at a shareholders' general meeting to distribute the decrease by way of a dividend.

Risks Related to Laws and Regulations Applicable to Us

Insurance statutes and regulations in various jurisdictions could restrict our ability to operate.

Our reinsurance and insurance intermediary subsidiaries may not be able to maintain necessary licenses, permits, authorizations or accreditations in territories where we currently engage in business or obtain them in new territories, or may be able to do so only at significant cost. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or to engage in certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business. In addition, changes in the laws or regulations to which our insurance and reinsurance subsidiaries are subject could have a material adverse effect on our business.

The insurance laws of each state in the U.S. and many non-U.S. jurisdictions regulate the sale of insurance within that jurisdiction by alien insurers, such as Flagstone Suisse, which are not authorized or admitted to do business in that jurisdiction. The laws and regulations applicable to direct insurers could indirectly affect us, such as collateral requirements in various U.S. states to enable such insurers to receive credit for reinsurance ceded to us. We expect that for so long as Flagstone Suisse follows its operating guidelines, it will conduct its activities in compliance with applicable insurance statutes and regulations. However, insurance regulators in the U.S. or other jurisdictions who review the activities of Flagstone may successfully take the position that Flagstone is subject to the jurisdiction's licensing requirements.

A number of new, proposed or potential legislative developments could further increase competition in our industry. These developments include programs in which state-sponsored entities provide property insurance or reinsurance in catastrophe-prone areas. These legislative developments could eliminate or reduce opportunities for us and other reinsurers to write those coverages, and increase competition with our competitors for contracts not covered by such state-sponsored programs. New competition from these developments could result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

The insurance and reinsurance regulatory framework of Bermuda recently has become subject to increased scrutiny in many jurisdictions, including the U.S.. In the past, there have been Congressional and other initiatives in the U.S. regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. Government regulators are generally concerned with the protection of policyholders rather than other constituencies, such as shareholders.

Moreover, our exposure to potential regulatory initiatives could be heightened by the fact that certain of our principal operating companies operate from Bermuda. Bermuda is a small jurisdiction and may be disadvantaged when participating in global or cross border regulatory matters as compared with larger jurisdictions such as the U.S. or the leading European Union countries. This disadvantage could be amplified by the fact that Bermuda, which is currently an overseas territory of the U.K., may consider changes to its relationship with the U.K. in the future, including potentially seeking independence. We are not able to predict the future impact on Flagstone's operations of changes in the laws and regulations to which we, or companies acquired by us, are or may become subject. Flagstone Suisse operates in Bermuda under a permit issued by the Bermuda Minster of Finance. If Flagstone Suisse's permit were revoked, it would not be permitted to operate its business from within Bermuda.

The attorneys general for multiple states and other insurance regulatory authorities have previously investigated a number of issues and practices within the insurance industry, and in particular insurance brokerage practices. In addition, the European Commission has clarified its approach to the application of EU competition law in the commercial insurance and reinsurance sectors. On September 25, 2007, the European Commission published a report (Sector Inquiry under Article 17 of Regulation (EC) No 1/2003 on business insurance (Final Report) COM (2007) 556) setting out its main findings. No company in the group was among the many companies to receive formal requests for information about business practices from the European Commission. We do not currently consider that the Report has implications for our business practices, but the Commission's approach may well change.

To the extent that state regulation of brokers and intermediaries becomes more onerous, costs of regulatory compliance for our insurance intermediary subsidiaries will increase. Finally, to the extent that any of the brokers with whom we do business suffer financial difficulties as a result of the investigations or proceedings, we could suffer increased credit risk. Since we depend on a few brokers for a large portion of our insurance and reinsurance revenues, loss of business provided by any one of them could adversely affect us.

These investigations of the insurance industry in general, whether involving the company specifically or not, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our business and future financial results or results of operations.

Our Indian subsidiary, Flagstone Underwriting Support Services (India) Private Limited ("Flagstone (India)"), has been duly incorporated under the Companies Act, 1956 in India and has specified as its main object the provision of business process outsourcing services, which permits it to provide us with back office information technology support services. Flagstone (India) is not considered to be engaged in the insurance or reinsurance business and is not registered with India's Insurance Development & Regulatory Authority. In the future, however, it is possible that regulators in India will take the position that Flagstone (India) is subject to the India's Insurance Development & Regulatory Authority or other insurance/reinsurance regulatory restrictions in India.

Due to various governmental investigations into contingent commission practices, various market participants have modified or eliminated acquisition expenses formerly arising from Placement Service Agreements ("PSAs"). As a result, it is possible that policy commissions or brokerage that we pay may increase in the future and/or that different forms of contingent commissions will develop in the future. It is also possible that some market participants may seek to reinsure some version of contingent commission arrangements. Any such additional expense could have a material adverse effect on our financial conditions or results.

Regulatory regimes and changes to accounting standards may adversely impact financial results irrespective of business operations.

Accounting standards and regulatory changes may require modifications to our accounting principles, both prospectively and for prior periods and such changes could have an adverse impact on our financial results. In particular, the SEC and the Financial Accounting Standards Board ("FASB") are considering whether U.S. GAAP will ultimately be replaced by or harmonized with International Financial Reporting Standards ("IFRS"). It is also possible that the adoption of IFRS would be extended to U.S. issuers on either an optional or mandatory basis. Any such change could have a significant impact on our financial reporting, impacting key matters such as our loss reserving policies and premium and expense recognition. For example, IFRS is considering adopting an accounting standard that would require all reinsurance and insurance contracts to be accounted for under a new measurement basis, current exit value, which is considered to be closely related to fair value. We cannot currently assess how the FASB and SEC staff's ultimate resolution of these initiatives will impact us, including aspects of our loss reserving policy or the effect it might have on recognizing premium revenue and policy acquisition costs. Until final guidance is issued, we intend to apply existing U.S. GAAP. There can be no certainty, however, that the SEC or the FASB will not require us to modify our current principles, either on a going-forward basis or for prior periods. Any required modification of our existing principles, either with respect to these issues or other issues in the future, could have an impact on our results of operations, including changing the timing of the recognition of underwriting income, increasing the volatility of our reported earnings and changing our overall financial statement presentation.

An EU directive covering the capital adequacy, risk management and regulatory reporting for insurers, known as Solvency II was adopted by the European Parliament in April 2009. The proposed Solvency II insurance directive is currently expected to come into force on January 1, 2013. Insurers and reinsurers are undertaking a significant amount of work to ensure that they meet the new requirements and this may divert resources from other operational roles. Final Solvency II guidelines have been published and the

Company and FSML implementation plans are well underway. There can be no assurance that future legislation will not have an adverse effect on FSML or the Company.

We could lose the services of one or more of our key employees if we are unable to obtain or renew work permits required by certain countries in which we operate.

Our success depends on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. Many of our key employees work in countries where they are not citizens, such as Bermuda or Switzerland. It is possible that we could lose the services of one or more of our key employees, or be unable to attract new qualified personnel, if we are unable to obtain or renew necessary work permits, which could have an adverse effect on our business.

Risks Related to Our Common Shares

Future sales may affect the market price of our common shares.

We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price which you deem appropriate.

As of February 22, 2011, we had 68,713,348 common shares outstanding, net of treasury shares. Up to an additional 6,328,978 common shares may be issuable upon the vesting and exercise of outstanding Performance Share Units (PSUs) and Restricted Share Units (RSUs). In addition, our principal shareholders and their transferees have the right to require us to register their common shares under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public. There is one warrant outstanding that will be exercisable for an aggregate 630,194 common shares during the month of December 2013. These shares also will be entitled to demand registration. Following any registration of this type, the common shares to which the registration relates will be freely transferable. We have also filed a registration statement on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under our PSU Plan and our RSU Plan. Subject to the exercise of issued and outstanding stock options, shares registered under the registration statement on Form S-8 will be available for sale to the public.

We have reserved 11.2 million common shares for issuance under the PSU Plan. For the RSU Plan, we annually reserve 0.2% of our outstanding common shares for issuance (or as decided by the Compensation Committee), plus the amount required to satisfy director fees paid in common shares. Subject to the settlement of PSUs, which generally vest over three years, and RSUs, which generally vest over two years, common shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of the 180-day lock-up agreements. On June 23, 2010, we filed a universal shelf registration statement with the SEC, which was declared effective on August 5, 2010 (the "2010 Shelf Registration Statement"). Under the 2010 Shelf Registration Statement, we may issue and sell up to $500 million worth of common shares, preferred shares and senior and subordinated debt, under one or more prospectus supplements. Additionally, selling stockholders are entitled to sell up to a total of 71,547,891 common shares from time to time under the 2010 Shelf Registration Statement. We have not yet completed an offering under the 2010 Shelf Registration.

U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Luxembourg companies legislation, which applies to the Company, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. The rights of shareholders under Luxembourg law, although extensive, may differ from the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Luxembourg. In addition, the Company's Articles of Incorporation (*Statutes*) also provide that shareholders waive all claims or rights of action that they may have, individually or in the Company's right, against any of the Company's directors or officers from and against all actions , costs, charges, losses, damages and expenses which they shall incur or sustain by reason of any act done, concurred or omitted in or about the execution of their duty, supposed duty, or respective offices or trusts, provided that this indemnity shall not extend to any actions resulting from fraud, dishonesty, gross degligence or willful misconduct of such director or officer. The cumulative effect of some of these differences between Luxembourg law and the laws generally applicable to U.S. corporations and their shareholders may result in shareholders having greater difficulties in protecting their interests as a shareholder of our Company than as a shareholder of a U.S. corporation. In particular, this affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights a shareholder may have to enforce specified provisions of the Luxembourg companies legislation or our articles, and the circumstances under which we may indemnify our directors and officers.

Anti-takeover provisions in our articles could diminish the value of our common shares.

Our articles contain provisions that could delay or prevent a change of control of the Company that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

Examples of provisions in our articles that could have this effect include:

- election of our directors is staggered, meaning that ordinarily the members of only one of the three classes of our directors are elected each year;
- except as otherwise specified in the Articles, directors are ordinarily elected by shareholders from persons nominated by the existing directors; and
- the affirmative vote of at least 75% of the shares represented will be required to approve any merger, amalgamation or similar transaction involving the Company.

There are regulatory limitations on the ownership and transfer of our common shares.

The transfer of ownership of our common shares may require the prior approval of certain regulators in the jurisdictions in which we operate, including Bermuda and the U.K.

Bermuda insurance law requires that any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Except in connection with the settlement of trades or transactions entered into through the facilities of the NYSE, our Board may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our articles. If any such shareholder or proposed acquirer does not provide such information, or if the Board has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the Board may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related. Although these restrictions on transfer will not interfere with the settlement of trades on the NYSE, we may decline to register transfers in accordance with our articles and Board resolutions after a settlement has taken place.

The FSA regulates the acquisition of "control" of any U.K. person, such as FSML, authorized under the FSMA. Similarly, Lloyd's approval is required prior to acquiring control of a Lloyd's managing agent. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares of a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company, would be considered to have acquired "control" for the purposes of FSMA, as would a person who had significant influence over the management of such authorized insurance company or its parent company by virtue of his shareholding or voting power in either. A purchaser of 10% or more of our ordinary shares would therefore be considered to have acquired "control" of FSML. Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must notify the FSA of his intention to do so and obtain the FSA's prior approval. The FSA would then have three months to consider that person's application to acquire "control." In considering whether to approve such application, the FSA must be satisfied both that the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control." Failure to make the relevant prior application would constitute a criminal offense; whereas a failure to obtain Lloyd's approval could result in Lloyd's taking action against the relevant managing agent.

Lloyd's also regulates the acquisition of control over Lloyd's corporate members, such as FCNL. The test for acquisition of control is the same as that described above in relation to FSMA. Accordingly, any person who proposed to acquire 10% or more of the ordinary shares in FCNL or a parent company would have to obtain the prior approval of Lloyd's.

We may repurchase your common shares without your consent.

Under our articles and subject to Luxembourg law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our Board reasonably determines, in good faith and based on the opinion of counsel, that failure to exercise our option would result in such adverse consequences or treatment.

It may be difficult to enforce a judgment or effect service of process under Luxembourg law on the Company or related persons.

We are a Luxembourg *société anonyme* and it may be difficult to enforce judgments against us or our directors and executive officers.

We are organized under the laws of Luxembourg. In addition, some of our directors and officers reside outside the U.S. and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the U.S. Therefore, it may be difficult for investors to effect service of process within the U.S. upon our non-U.S. directors and officers or to recover against our company or our non-U.S directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. Federal securities laws. Further, no claim may be brought in Luxembourg against us or our directors and officers in the first instance for violation of U.S. Federal securities laws because these laws have no extraterritorial jurisdiction under Luxembourg law and do not have force of law in Luxembourg.

We have been advised by our Luxembourg counsel that there is doubt as to whether the courts of Luxembourg would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. Federal securities laws. It may be difficult for you to recover against us based upon a judgment of a U.S. court because such judgments are not automatically enforceable in Luxembourg.

The U.S. and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. An enforceable judgment for the payment of monies rendered by any U.S. Federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However a party who received such favorable judgment in a U.S. court may institute enforcement proceedings (*exequatur*) in Luxembourg by requesting enforcement of the U.S. judgment by the District Court (*Tribunal d'Arrondissement*) pursuant to Article 678 of the New Luxembourg Code of Civil Procedure.

The District Court will authorize the enforcement of the U.S. judgment in Luxembourg if it is satisfied that all of the following conditions are met:

- the U.S. judgment is enforceable in the U.S.;
- the U.S. court awarding the judgment has jurisdiction to adjudicate the respective matter under the applicable U.S. Federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;
- the U.S. court has applied to the dispute the substantive law which would have been designated by the Luxembourg conflict of law rules;
- the principles of natural justice have been complied with;
- the U.S. judgment does not contravene international public policy (ordre public) or order as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature;
- the U.S. court has acted in accordance with its own procedural laws;
- the U.S. judgment was granted following proceedings in which the counterparty had the opportunity to appear and to present a defense; and
- the U.S. judgment was not granted pursuant to an evasion of Luxembourg law (fraude à la loi luxembourgeoise).

Subject to the above conditions, Luxembourg courts tend not to review the merits of a foreign judgment, although there is no statutory prohibition on this type of review.

Enforcement does not mean that all of the obligations resulting from the judgment are enforced in accordance with their specific terms, but only that they can be enforced if they are of a type that is recognized and enforced under Luxembourg law generally.

Risks Related to Tax Matters

U.S. persons who hold common shares may be subject to U.S. income taxation at ordinary income rates on undistributed earnings and profits.

Controlled Foreign Corporation Rules. If the Company or any of its non-U.S. subsidiaries is characterized as a controlled foreign corporation ("CFC") for an uninterrupted period of 30 days or more during a taxable year, then any U.S. person who owns, directly, indirectly through non-U.S. entities or constructively (under applicable constructive ownership rules), 10% or more of the shares of the Company or any of its non-U.S. subsidiaries (based on voting power) on the last day of the taxable year in which the Company or any of its non-U.S. subsidiaries is a CFC, whom we refer to as a "U.S. 10% shareholder," would be required to include in its U.S. federal gross income for the taxable year, as income subject to taxation at ordinary income tax rates, its pro rata share of the relevant company's undistributed earnings and profits characterized as "subpart F income." Subpart F income generally includes passive investment income (such as interest, dividends and certain rent or royalties) and subpart F insurance income, which includes certain insurance underwriting income and related investment income. Additionally, a U.S. person that was a U.S. 10% shareholder at any time during the five-year period ending on the date such U.S. person disposes of our common shares may be taxable at dividend rates on any gain realized on such sale or other disposition (including by way of repurchase or liquidation) of common shares to the extent of our current and accumulated earnings and profits attributable to such common shares.

A non-U.S. insurance company is a CFC if more than 25% of the total combined voting power of all classes of stock is owned by U.S. 10% shareholders on any day during the taxable year of such a corporation.

Following the Redomestication of the Company from Bermuda to Luxembourg in May 2010, the Company's articles do not contain a provision reducing the voting power of any shareholder owning more than 9.9% of the Company's shares to 9.9%. Accordingly, no assurance can be given that the Company or any of its subsidiaries will not be, or become, a CFC. Investors should consult their own tax advisors regarding the U.S. tax ramifications of owning shares of the Company, and in particular regarding the manner in which ownership is computed for purposes of applying the CFC rules described above, and the potential for U.S. tax ramifications of ownership of shares of the Company with an aggregate voting power of 10% or greater.

Related Person Insurance Income Rules. If (i) the gross "related person insurance income," or RPII, of any insurance subsidiary of the Company were to equal or exceed 20% of its gross insurance income in any taxable year and (ii) direct or indirect insureds (and related persons) were to own 20% or more of either the voting power or value of the common shares either directly or indirectly through entities, then a U.S. person owning any common shares directly or indirectly through non-U.S. entities on the last day of the relevant subsidiary's taxable year could be required to include in gross income for U.S. federal income tax purposes that person's share of the subsidiary's RPII for up to the entire taxable year, determined as if all such RPII were distributed proportionately only to such U.S. persons at that date, but limited by that person's share of the subsidiary's current-year earnings and profits as reduced by the person's share, if any, of certain prior-year deficits in earnings and profits attributable to the subsidiary's insurance business. Upon the sale or other disposition of any common shares, the person may also be subject to U. S. federal income tax at dividend rates to the extent of the holder's pro rata share of the subsidiary's undistributed earnings and profits, although we do not believe this should be the case since the Company will not be directly engaged in the insurance business.

We do not expect the gross RPII of any subsidiary of the Company to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future and do not expect direct or indirect insureds (and related persons) to directly or indirectly through entities own 20% or more of either the voting power or value of the common shares, but we cannot be certain that this will be the case.

The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations. Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts, or otherwise, might have retroactive effect. The Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof is uncertain.

U.S. holders of common shares may be subject to U.S. income taxation at the highest marginal income tax rates applicable to ordinary income and be required to pay an interest charge.

Passive Foreign Investment Company Rules. A non-U.S. corporation will be treated as a passive foreign investment company ("PFIC") for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year produce or are held for the production of passive income. If the Company was characterized as a PFIC for any taxable year, U.S. holders of common shares generally would be subject to adverse U.S. federal income tax consequences for such year and each subsequent year including (i) taxation of any gain attributable to the sale or other disposition (including by way of repurchase or liquidation) of their common shares or any "excess distribution" with respect to their common shares at the highest marginal income tax rates applicable to ordinary income during the holder's holding period for the common shares and (ii) an interest charge on the deemed deferral of income tax, unless the holder properly elects to have the Company treated as a qualified electing fund and thus to include in gross income each year a pro rata share of our ordinary earnings and net capital gain for any year in which we constitute a PFIC.

The Company believes that it is not a PFIC because it (through its insurance subsidiaries) will engage predominantly in the active conduct of an insurance business. We cannot be certain, however, that the IRS or a court will concur that based on our activities and the composition of our income and assets that we are not a PFIC.

U.S. tax-exempt organizations that own common shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization that owns any of our common shares will be required to treat certain subpart F insurance income, including RPII, as unrelated business taxable income. Although we do not believe that any U.S. holders, including U.S. tax-exempt organizations, should be allocated any subpart F insurance income, we cannot be certain that this will be the case. Potential U.S. tax-exempt investors are advised to consult their tax advisors.

We may be subject to taxation in the United States, which would negatively affect our results.

The Company and most of its subsidiaries are incorporated under the laws of Luxembourg, Switzerland, Bermuda and other non-U.S. jurisdictions. If the Company or any such subsidiary is considered to be engaged in a business in the U.S., such company may be subject to current U.S. corporate income and branch profits taxes on the portion of such company's earnings that are effectively connected to its U.S. business, including premium income from U.S. sources (which represents a large portion of the reinsurance written by Flagstone) and certain related investment income. With respect to any subsidiary of the Company that is an insurance company eligible to claim the benefits of a tax treaty with the U.S., income of such subsidiary would only be subject to current U.S. tax on the portion of its earnings that are attributable to a "permanent establishment" in the U.S. The Company and its subsidiaries intend to conduct substantially all of their activities outside the U.S. and, except as described below, to limit their U.S. contacts so that each of them will not be subject to material U.S. taxation on their income (other than excise taxes on reinsurance premium income attributable to reinsuring U.S. risks and U.S. withholding taxes on certain U.S. source investment income).

Any dividends you receive may be subject to Luxembourg dividend withholding tax and Luxembourg income tax.

Luxembourg dividend withholding tax (currently at a rate of 15%) may arise in respect of dividends paid on our shares. A Luxembourg withholding tax levied at a rate of 15% is due on dividends and similar non-exempt distributions to our shareholders. We will be required to withhold at such rate from distributions to the shareholder and to pay such withheld amounts to the Luxembourg tax authorities.

Dividends and similar distributions paid to our shareholders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake of at least 10% of the total issued and outstanding share capital of the Company or a stake of such share capital with an acquisition price of at least €1.2 million; and (2) has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend, or if it undertakes to continue to own such qualifying shareholding until such time as the entity has held the shares for an uninterrupted period of at least 12 months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU member states, capital companies resident in Switzerland subject to income tax and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg. Residents of countries that have concluded a treaty for avoidance of double taxation with Luxembourg might claim application of a dividend withholding tax reduced rate (or exemption) depending on the applicable tax treaty.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits generated after the Redomestication. If we have, at the time of the payment to shareholders with respect to their shares, distributable reserves or profits generated after the Redomestication, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. While it is our intention to make payments to shareholders in a way that no Luxembourg withholding tax is due, we may not be able to do so or our ability to do so could be limited.

There could be adverse tax consequences if we fail to maintain sufficient presence in Luxembourg.

If we do not maintain sufficient presence in Luxembourg, the Luxembourg tax authorities may not be willing to confirm that we are a tax resident of Luxembourg. In such case, we may not be entitled to tax treaty benefits. In addition, a foreign jurisdiction may claim the right to tax us as if we were a tax resident of that foreign jurisdiction, and ultimately double taxation may result.

Changes in U.S. tax laws may be retroactive and could subject a U.S. holder of common shares to U.S. income taxation on the Company's undistributed earnings and to other adverse tax consequences.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business, is a CFC, is a PFIC or has RPII are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC provisions to an insurance company and the regulations regarding RPII are in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We are not able to predict if, when or in what form such guidance will be provided or whether such guidance will have a retroactive effect. The tax treatment of non-U.S. insurance companies has been the subject of discussion in the U.S. Congress. We cannot assure you that future legislative action will not increase the amount of U.S. tax payable by us. If this happens, our financial condition and results of operations could be adversely affected.

We may be subject to taxation in the United Kingdom, which would negatively affect our results.

None of our companies, except for Flagstone Representatives Limited, FSML, FCNL, Flagstone Holdings (U.K.) Limited, Mosaic Underwriting Services (U.K.) Limited and Syndicate 1861 (the "Flagstone U.K. Group") are incorporated or managed in the U.K.. Accordingly, none of our other companies should be treated as being resident in the U.K. for corporation tax purposes unless the central management and control of any such company is exercised in the U.K. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intends to manage its affairs so that none of our companies, apart from the Flagstone U.K. Group, are resident in the U.K. for tax purposes or carry on a trade through a permanent establishment in the U.K. If any of our companies were treated as being resident in the U.K. for U.K. corporation tax purposes, or if any of our companies, other than the Flagstone U.K. Group, were to be treated as carrying on a trade in the U.K. through a branch or agency or of having a permanent establishment in the U.K., our results of operations could be materially adversely affected.

The Flagstone U.K. Group is subject to U.K. tax in respect of their world wide income and gains. Rates of taxation in the U.K. may change in the future. Any change in the basis or rate of U.K. corporation tax could materially affect the Company's ability to provide returns to shareholders.

Any reinsurance arrangements between FCNL and other Flagstone companies will be subject to the U.K. transfer pricing regime. Consequently, if the reinsurance is found not to be on arm's length terms and as a result a U.K. tax advantage is obtained, an adjustment will be required to compute U.K. taxable profits as if the reinsurance were on arm's length terms. Any transfer pricing adjustment could adversely impact the Company's tax charge.

In addition, possible changes to the U.K. controlled foreign companies regime are currently under active consideration. Any possible changes may impact on the Flagstone U.K. Group's tax charge.

We may be subject to taxation in Switzerland which would negatively affect our results.

None of our companies, except for Flagstone Suisse and Flagstone Management S.A. is incorporated or managed in Switzerland. Accordingly, none of our other companies should be liable for Swiss corporation taxation unless it carries on business through a permanent establishment in Switzerland. From a Swiss tax perspective, a permanent establishment is a fixed place of business through which a company performs business activities that are considered as being quantitatively and qualitatively significant by the tax authorities, and may include a branch, office, agency or place of management. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from Flagstone Suisse and Flagstone Management S.A., will carry on business through a permanent establishment in Switzerland. If any of our companies were to be treated as carrying on business in Switzerland through a branch or agency or of having a permanent establishment in Switzerland, our results of operations could be materially adversely affected.

We may be subject to taxation in Luxembourg which would negatively affect our results.

Flagstone Reinsurance Holdings, S.A., FCML and FFSA are incorporated and carry on business through a permanent establishment in Luxembourg. However, none of our other companies should be subject to taxation in Luxembourg. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from Flagstone Reinsurance Holdings, S.A., FCML and FFSA, will carry on business through a permanent establishment in Luxembourg. If any of our companies were to be treated as carrying on business in Luxembourg through a branch or agency or of having a permanent establishment in Luxembourg, our results of operations could be materially adversely affected.

We may be subject to taxation in Canada which would negatively affect our results.

None of our companies, except for Flagstone Management Services (Halifax) Limited, or Flagstone Halifax, is resident in Canada for corporate tax purposes. Accordingly, none of our other companies should be liable for Canadian corporate tax unless it is determined to be carrying on business in Canada. Canada applies both a common law test and a statutory test to determine whether a non-resident is carrying on business in Canada. The common law test looks to where the contracts of the business are made, and the location of operations from which profits arise. The statutory test extends the concept of carrying on business to include a transaction by which a non-resident solicits orders or offers anything for sale in Canada through an agent or servant, whether the contract or transaction is to be completed inside or outside Canada or partly inside or outside Canada. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from Flagstone Halifax, will be deemed to be carrying on business in Canada. If any of our companies were to be treated as carrying on business in Canada, our results of operations could be materially adversely affected.

We may be subject to taxation in India which would negatively affect our results.

None of our companies, except for Flagstone (India), should be treated as being resident in India for corporate tax purposes. Accordingly, none of our other companies should be liable for corporate tax in India unless it receives or is deemed to receive income, from whatever source derived, in India or it has income that arises or accrues (or is deemed to arise or accrue) in India. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from Flagstone (India), receives or is deemed to receive income in India or has income that arises or accrues in India for purposes of corporate tax in India, including Flagstone Suisse which has a marketing office in Mumbai, the activities of which, however, are not subject to taxation in India. If any of our companies were to be treated as receiving income in India or earning income that arises or accrues in India, our results of operations could be materially adversely affected.

Flagstone (India) is registered under the software technology park of India, or STPI, Scheme. Tax incentives associated with businesses which are registered under the STPI Scheme generally provide a complete exemption from Indian tax on business income generated through these operations, and Flagstone (India) has been granted a complete tax holiday valid through March 31, 2010 subject to compliance with the applicable requirements of the Income Tax Act, 1961 of India. Under the STPI tax holiday, the entire income of the Indian operations from services provided to Flagstone and other companies based outside India is exempt from tax in India through the fiscal year ending March 31, 2010 subject to compliance with the applicable requirements of the Income Tax Act, 1961 of India. However, Flagstone (India) is subject to Minimum Alternate Tax on its book profits, according to section 115JB of the Income Tax Act, 1961 of India.

We may be subject to taxation in the U.S. Virgin Islands which would negatively affect our results.

None of our Companies is incorporated or managed in the U.S. Virgin Islands ("USVI"), and none of our companies, except for Island Heritage, operates a trade or business in the USVI. Accordingly, none of our companies, except for Island Heritage, should be subject to taxation in the USVI. If the Company or any of its subsidiaries is considered to be engaged in a trade business in the USVI, such company may be subject to current USVI corporate or branch profits taxes on the portion of such company's earnings effectively connected to the USVI business.

We may become subject to taxation in Bermuda after March 28, 2016, which would negatively affect our results.

We have received an assurance from the Bermuda Minister of Finance under The Exempted Undertakings Tax Protection Act 1966 of Bermuda that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations or common shares, debentures or other obligations until March 28, 2016, except in so far as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. The duration of the assurance granted to us under the Exempted Undertakings Tax Protection Act, 1966 is limited and expires on March 28, 2016. Tax policy and legislation in Bermuda could change in the future (as is the case in other jurisdictions) and as such we cannot give any guarantee as to whether the current tax treatment afforded to us would continue after March 28, 2016. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

The Organization for Economic Cooperation and Development, or the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit "harmful" tax competition. These measures are largely directed at counteracting the effects of low-tax regimes in countries around the world. In the OECD's report dated April 18, 2002 and updated as at June 2004 and November 2005 via a "Global Forum", Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

We may be subject to taxation in South Africa, which would negatively affect our results.

None of our companies, except for Flagstone Africa, is incorporated or managed in South Africa. Accordingly, none of our other companies should be liable for income tax in South Africa unless it receives or is deemed to receive income, from whatever source derived, in South Africa or it has income that arises or accrues (or is deemed to arise or accrue) in South Africa. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from Flagstone Africa, receives or is deemed to receive income in South Africa or has income that arises or accrues in South Africa for purposes of income tax in South Africa. If any of our companies were to be treated as receiving income in South Africa or earning income that arises or accrues in South Africa, our results of operations could be materially adversely affected.

Profits realized by Flagstone Africa may be distributed to its shareholders by means of dividends subject of course to compliance with the relevant insurance legislation applicable in South Africa. The transfer of dividends, profits and/or income distributions from quoted companies, non-quoted companies and other entities, to non-residents in proportion to their percentage shareholding and/or ownership is permitted by the South African Reserve Bank.

South Africa requires that any subsidiary of ours which is a resident of South Africa must withhold certain taxes on any dividends made by that subsidiary to us.

We may be subject to taxation in Cyprus which would negatively affect our results.

None our companies, except for Flagstone Alliance, Alliance Insurance Agents Limited, Alliance Forfaiting Limited, Flagstone Reinsurance Agency Limited, and Limassol Power Plant Limited (the "Cyprus Group"), is incorporated or managed in Cyprus or carries on business through a permanent establishment in Cyprus. Accordingly, none of our other companies should be subject to taxation in Cyprus. Each of our companies currently intends to operate in such a manner so that none of our companies, apart from the Cyprus Group will carry on business through a permanent establishment in Cyprus. If any of our companies were to be treated as carrying on business in Cyprus through having a permanent establishment in Cyprus, our results of operations could be materially adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We currently occupy office space in Luxembourg, Luxembourg. In addition, we own office space in Hyderābād, India and lease office space in Hamilton, Bermuda; Halifax, Canada; London, England; Martigny, Switzerland; San Juan, Puerto Rico; Dubai, UAE; Johannesburg, South Africa; Limassol, Republic of Cyprus; George Town, Grand Cayman, Cayman Islands; New York, U.S.; Rio de Janeiro, Brazil; and Douglas, Isle of Man. We are constructing new office buildings in Martigny and Luxembourg. We believe that for the foreseeable future our current office spaces combined with the projects in Switzerland and Luxembourg will be sufficient for us to conduct our operations.

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2010, the Company was not a party to any litigation or arbitration that it believes could have a material adverse effect on the financial condition or business of the Company. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business of our business operations. In addition to claims litigation, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance treaties.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common shares of the Company are listed on the New York Stock Exchange under the symbol "FSR". The following table presents, for the periods indicated, the high and low prices per share of our common shares as reported for New York Stock Exchange composite transactions:

	2010		2009	
	High	Low	High	Low
First quarter	$ 11.66	$ 10.23	$ 9.87	$ 7.24
Second quarter	$ 12.29	$ 10.1	$ 10.54	$ 7.64
Third quarter	$ 11.46	$ 9.49	$ 11.47	$ 9.07
Fourth quarter	$ 13.14	$ 9.67	$ 12.45	$ 10.3

At February 18, 2011, the number of record holders of the common shares of the Company was 22.

Distributions

Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends. The Company paid four quarterly cash distributions in 2010, four in 2009 and four in 2008, at the rate of $0.04 per common share. Subject to the approval of our Board, we currently expect to continue to pay quarterly cash distributions of approximately $0.04 per common share. Any future determination to pay cash distributions will be at the discretion of our Board and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, rating agency guidelines, legal, tax, regulatory and any contractual restrictions on the payment of distributions and any other factors our Board deems relevant.

As a holding company, our principal source of income is dividends or other permissible payments from our subsidiaries. The ability of our subsidiaries to pay dividends is limited by applicable laws and regulations of the various countries in which we operate. See Item 1, "Business—Regulation."

Repurchases of Equity Securities

On September 22, 2008, the Company announced that its Board had approved the potential repurchase of company common shares, subject to market conditions, share price and other factors. The buyback program, which does not have a specific expiration date, allows the Company to purchase, from time to time, its outstanding stock up to a value $60.0 million, which was increased by an additional $50.0 million at the May 18, 2010 Board meeting. Purchases under the buyback program are made with cash, at fair market value (as defined in the Company's Articles of Incorporation). There were no share repurchases under the buyback program during the fourth quarter of 2010. As at December 31, 2010, approximately $11.2 million of repurchases remain available under the buyback program.

Shares purchased by a subsidiary

On December 14, 2010, pursuant to the Purchase Agreement between Bermuda Holdings, Mark J. Byrne ("Mr. Byrne"), and certain companies associated with Mr. Byrne, Bermuda Holdings purchased 8,005,024 shares of Flagstone from such companies in connection with the retirement of Mr. Byrne as a member of the Board at a total cost of $91.8 million.

Trading plan

On December 10, 2010, Flagstone adopted a written trading plan under Rule 10b5-1 ("the Plan") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to facilitate the continuing repurchase of its shares in accordance with Flagstone's existing share repurchase authorization. The entry into the Plan does not increase the amount of the Company's share repurchase program, nor is it related to the recent purchase of shares from companies associated with Mr. Byrne by a subsidiary of the Company, see above.

Recent Sales of Unregistered Securities

There have been no recent sales of unregistered securities.

Performance Graph

The following graph compares the cumulative return on our common shares including reinvestment of our dividends on our common shares to such return for the Standard & Poor's ("S&P") 500 Composite Stock Price Index ("S&P 500"), S&P Supercomposite Property-Casualty Index ("S&P P/C") and AM Best's Global Reinsurance Stock Index ("AM Best Global Re"), for the period commencing March 30, 2007, the date of our initial IPO, through December 31, 2010, assuming $100.00 was invested on March 30, 2007. Each measurement point on the graph below represents the cumulative shareholder return as measured by the last sale price at the end of each quarter during the period from March 30, 2007 through December 31, 2010. As depicted in the graph below, during this period, the cumulative return was (1) (6.5%) on our common shares; (2) (11.5%) for the S&P 500; (3) (26.1%) for the S&P P/C; and (4) (22.8%) for the AM Best Global Re.


Comparison of Cumulative Total Return
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10
FSR
S&P500
S&P P&C
AM Best Global Re

Equity Compensation Plans

The information required by this Item is incorporated by reference to Item 12, "Security Ownership of Certain Beneficial Owners, Management and Related Stockholders Matters" in this Annual Report.

ITEM 6. SELECTED FINANCIAL DATA

Statement of operations data for the years ended December 31, 2010, 2009 and 2008 and balance sheet data as of December 31, 2010 and 2009 are derived from our audited consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report, which have been prepared in accordance with U.S. GAAP.

The following selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes, under Item 8.

	For the years ended December 31,				
	2010	2009	2008	2007	2006
Summary Statement of Operations Data:					
Net premiums written	$ 883,854	$ 792,469	$ 694,698	$ 527,031	$ 282,498
Net income (loss) attributable to Flagstone	$ 97,084	$ 242,192	$ (187,302)	$ 167,922	$ 152,338
Net income (loss) per common share outstanding—Basic	$ 1.23	$ 2.87	$ (2.20)	$ 2.05	$ 2.17
Distributions declared per common share [(1)]	$ 0.16	$ 0.16	$ 0.16	$ 0.08	$ -

	As at December 31,				
	2010	2009	2008	2007	2006
Summary Balance Sheet Data:					
Total investments, cash and cash equivalents and restricted cash	$ 1,997,278	$ 1,945,320	$ 1,700,844	$ 1,865,698	$ 1,018,126
Total assets	$ 2,719,202	$ 2,566,768	$ 2,215,970	$ 2,103,773	$ 1,144,502
Loss and loss adjustment expense reserves	$ 721,314	$ 480,660	$ 411,565	$ 180,978	$ 22,516
Long term debt	$ 251,122	$ 252,402	$ 252,575	$ 264,889	$ 137,159
Shareholders' equity	$ 1,134,733	$ 1,211,018	$ 986,013	$ 1,210,485	$ 864,519

[(1)]Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

As of January 1, 2007, we adopted the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic on Fair Value Measurements and Disclosures and the FASB ASC Topic on Financial Instruments. As a result, substantially all of our investments are now carried at fair value with changes in fair value being reported as net realized and unrealized gains (losses) in our statement of operations and comprehensive income (loss). Prior to the adoption of these Topics, our available for sale investments were carried at fair value with changes in fair value with changes therein reported as a component of other comprehensive income.

On January 12, 2007, we began to consolidate the operations of Mont Fort in accordance with the FASB ASC Topic on Consolidation.

On July 1, 2007, we began to consolidate the operations of Island Heritage in accordance with the FASB ASC Topic on Consolidation.

On July 1, 2008, we began to consolidate the operations of Flagstone Africa, on October 1, 2008, we began to consolidate the operations of Flagstone Alliance and on November 18, 2008, we began to consolidate the operations of FSML in accordance with the FASB ASC Topic on Consolidation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition as at December 31, 2010 and 2009 and our results of operations for the years ended December 31, 2010, 2009 and 2008. All amounts in the following tables are expressed in thousands of U.S. dollars, except share amounts, per share amounts, percentages, or unless otherwise stated. This discussion should be read in conjunction with our audited consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K (this "Annual Report"). Some of the information contained in this discussion and analysis is included elsewhere in this document, including information with respect to our plans and strategy for our business, and includes forward-looking statements that involve risks and uncertainties. Please see the "Cautionary Statement Regarding Forward-Looking Statements" for more information. You should review Item 1A, "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Executive Overview

We are a global reinsurance and insurance company. Our management views us as being organized into three business segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as our Insurance segment). Through our Reinsurance segment, we write primarily property, property catastrophe and short-tail specialty and casualty insurance and reinsurance. Through our Lloyd's segment, we write primarily property and short-tail specialty and casualty insurance and reinsurance focused on the energy, hull, cargo, marine liability, engineering, and aviation business sectors. Island Heritage primarily writes property insurance for homes, condominiums, office buildings and automobiles in the Caribbean region.

We commenced operations in December 2005. On March 30, 2007, our common shares began trading on the New York Stock Exchange ("NYSE"). On May 14, 2010, the Company's shareholders approved a redomestication to change Flagstone's jurisdiction of incorporation from Bermuda to Luxembourg and thereby discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act 1981 of Bermuda and continued its existence as a *société anonyme* under the laws of Luxembourg effective May 17, 2010 (the "Redomestication"). The Redomestication has not had, and we do not expect the Redomestication to have, a material impact on the way we operate or on our financial condition or results of operations.

The various components of our operating model, including offices in Luxembourg, Luxembourg; Hamilton, Bermuda; Martigny, Switzerland; and London, England, are integrated through our use of advanced technology. Flagstone Suisse is based in Martigny in the canton of Valais, Switzerland. Through this office, we are in a position to closely follow and respond effectively to the changing needs of the various European insurance markets. Flagstone Suisse is licensed by the Swiss Financial Market Supervisory Authority, or FINMA, in Switzerland. Flagstone Suisse is also licensed as a permit company registered in Bermuda and is registered as a Class 4 insurer under the Bermuda Insurance Act and complements our Swiss based underwriters with a separately staffed Bermuda underwriting platform. Flagstone Africa writes multiple lines of reinsurance in sub-Saharan Africa. Our research and development efforts and part of our catastrophe modeling and risk analysis team, and part of finance and accounting are based in Hyderābād, India, and our international reinsurance marketing operations are conducted from London, England. Our computer data center is in our Halifax, Canada office, where we also run support services such as accounting, claims, application support, administration, risk modeling, proprietary systems development and high performance computing. The result is an operating platform which provides significant efficiencies in our operations and access to a large and highly qualified staff at a relatively low cost.

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and our fiscal year ends on December 31. Since a substantial portion of the reinsurance we write provides protection from damages relating to natural and man-made catastrophes, our results depend to a large extent on the frequency and severity of such catastrophic events, and the specific insurance coverages we offer to clients affected by these events. This may result in volatility in our results of operations and financial condition. In addition, the amount of premiums written with respect to any particular line of business may vary from quarter to quarter and year to year as a result of changes in market conditions.

We measure our financial success through long term growth in diluted book value per share plus accumulated distributions measured over intervals of three years, which we believe is the most appropriate measure of our performance, a measure that focuses on the return provided to our common shareholders. Diluted book value per share is obtained by dividing Flagstone shareholders' equity by the number of common shares and common share equivalents outstanding including all potentially dilutive securities such as a warrant, Performance Share Units ("PSUs") and Restricted Share Units ("RSUs").

We derive our revenues primarily from net premiums earned from the reinsurance and insurance policies we write, net of any retrocessional or reinsurance coverage purchased, income from our investment portfolio, and fees for services provided. Premiums are generally a function of the number and type of contracts we write, as well as prevailing market prices. Premiums are normally due in installments and earned over the contract term, which ordinarily is 12 or 24 months.

Income from our investment portfolio is primarily comprised of interest on fixed maturity, short term investments and cash and cash equivalents and dividends, net realized and unrealized gains (losses) on our investment portfolio including our derivative positions, net of investment expenses.

Our expenses consist primarily of the following types: loss and loss adjustment expenses ("LAE") incurred on the policies of reinsurance and insurance that we sell; acquisition costs which typically represent a percentage of the premiums that we write; general and administrative expenses which primarily consist of salaries, benefits and related costs, including costs associated with awards under our Performance Share Unit Plan ("PSU Plan") and Restricted Share Unit Plan ("RSU Plan"), and other general operating expenses; interest expense related to our debt obligations; and noncontrolling interest, which represents the interest of external parties with respect to the net income of Mont Fort, Island Heritage, and Flagstone Africa. We are also subject to taxes in certain jurisdictions in which we operate; however, since the majority of our income to date has been earned in Bermuda, a non-taxable jurisdiction, the tax impact on our operations has historically been minimal. The Company has become a Luxembourg tax resident entity due to the Redomestication and it will therefore be subject to Luxembourg corporate income tax, municipal business tax, withholding tax, and net wealth tax. Management will attempt to minimize the income tax impact on the Company through effective tax planning.

Despite an unprecedented number of large international events, we grew diluted book value per share by 12.1% in 2010, inclusive of distributions paid during 2010 of $0.16 per share. Since our founding five years ago, our team has worked diligently to build a platform that seeks to produce quality underwriting opportunities from around the globe. We believe that this diversification, both geographically and by business line, provides us with broad global opportunities. We believe our underwriting performance is a result of our selective underwriting approach coupled with this diversification. However, in 2010, North America experienced relatively fewer catastrophic events relative to the historical average, while the opposite was true internationally, a historical anomaly which we believe negatively impacts our diversified portfolio.

Our written premiums for the year 2010 were $1.1 billion, which is an 11.1% increase from 2009, which we believe is a result of our sourcing as much business as possible and then selecting the risks that meet our stringent pricing targets. We believe the increase in our written premiums is a testament to this strict oversight and our approach to underwriting was implemented with a close eye on cycle management. We believe we have continued to prudently manage our balance sheet and capital levels, and given the market conditions, we have exercised discipline in underwriting and instead allocated capital to share buy-backs in 2010. The Company and its affiliates repurchased $91.9 million of shares in the fourth quarter and $164.3 million of shares during the year, representing 7.6% and 13.6%, respectively, of our January 1, 2010 Flagstone shareholders' equity.

We believe we remained disciplined throughout 2010, which resulted in benefits to our North American portfolio. At January 1, 2011, North American catastrophe pricing in the market was generally down 7 to 10 percent on a risk adjusted basis, and as such we were content to reduce risk by not renewing underpriced business. The Northeast was among the more disappointing regions and we believe that at current market price levels increasing our number of programs is no longer supportable on a marginal pricing basis. The only region that saw some price increases was the Midwest, driven by programs directly affected by the high tornado and hail loss activity of the past three years. Overall, we expect cycle management to play a key role as the year progresses. The recent catastrophe model changes may partially offset this softening trend and increase demand; however, we expect the large industry loss activity to be the major catalyst for change.

Internationally, the January 1, 2011 renewals saw challenging market conditions, but we believe that the reinsurance market in general has remained disciplined. The business we write in Europe and South Africa was stable in 2010 and we were able to maintain our price levels as we continue to manage our portfolio. Furthermore, due to the recent losses in Australasia, we saw significant increases on rates in that region in 2010. Lastly, the specialty business was mixed with some areas such as the marine and energy markets as well as our engineering business showing improved pricing and good submission flow.

Critical Accounting Estimates

It is important to understand our accounting policies in order to understand our financial position and results of operations. Our audited consolidated financial statements contain certain amounts that are inherently subjective in nature and have required management to make assumptions and best estimates to determine the reported values. If events or other factors, including those described in Item 1A, "Risk Factors," cause actual events or results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

The following are the accounting estimates that, in management's judgment, are critical due to the judgments, assumptions and uncertainties underlying the application of those policies and the potential for results to differ from management's assumptions.

Loss and Loss Adjustment Expense Reserves

Because a significant amount of time can lapse between the assumption of a risk, the occurrence of a loss event, the reporting of the event to an insurance company (the primary company or the cedent), the subsequent reporting to the reinsurance company (the reinsurer) and the ultimate payment of the claim by the reinsurer, our liability for loss reserves is based largely upon estimates. We believe that the most significant accounting judgment we make is our estimate of loss reserves.

Under U.S. GAAP, we are not permitted to establish loss reserves, which include case and incurred but not reported ("IBNR") reserves, until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the establishment of loss reserves to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial loss reserves from time to time.

Our loss reserve estimates do not represent an exact calculation of liability. Rather, they represent estimates of our expectations of the ultimate settlement and administration costs of claims incurred. These estimates are based upon actuarial and statistical projections and on our assessment of currently available data, predictions of future developments and estimates of future trends in claims severity and frequency and other variable factors such as inflation. Establishing an appropriate level of our loss reserve estimates is an inherently uncertain process. It is likely that the ultimate liability will be greater or less than these estimates and that, at times, this variance will be material.

For a breakdown of reserves for losses and loss adjustment expenses refer to Note 8 "Loss and Loss Adjustment Expense Reserves" and Note 9 "Reinsurance" in Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

As we are primarily a broker market reinsurer, reserving for our business can involve added uncertainty because we depend on information from ceding companies. There is a time lag inherent in reporting information from the primary insurer to us and ceding companies have differing reserving practices. The information we receive varies by cedent and broker and may include paid losses and estimated case reserves. We may also receive an estimated provision for IBNR reserves, especially when the cedent is providing data in support of a request for collateral for loss reserves ceded. The information received from ceding companies is typically in the form of bordereaux, which are reports providing premium or loss data with respect to identified risks, broker notifications of loss and/or discussions with ceding companies or their brokers. This information can be received on a monthly, quarterly or transactional basis. As a reinsurer, our reserve estimates may be inherently less reliable than the reserve estimates of our primary insurer cedents.

Because a significant component of our business is generally characterized by loss events of low frequency and high severity reporting of claims in general tends to be prompt (as compared to reporting of claims for casualty or other "long-tail" lines of business). However, the timing of claims reporting can vary depending on various factors, including: the nature of the event (e.g., hurricane, earthquake and hail); the quality of the cedent's claims management and reserving practices; the geographic area involved; and whether the claims arise under reinsurance or insurance contracts for primary companies, or reinsurance of other reinsurance companies. Because the events from which catastrophe claims arise are typically prominent, public occurrences, we are often able to use independent reports of such events to augment our loss reserve estimation process. Because of the degree of reliance that we place on ceding companies for claims reporting, the associated time lag, the low frequency and high severity nature of the business we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management's judgment and are therefore subject to significant variability from one quarter to another. During the loss settlement period, additional facts regarding individual claims and trends may become known, and current laws and case law may change.

For reinsurance written on an excess of loss basis, which represents approximately 66.2%, 72.0% and 65.0% of the premiums we wrote for the years ended December 31, 2010, 2009 and 2008, respectively, our exposure is limited by the fact that most treaties have a defined limit of liability arising from a single loss event. Once the limit has been reached, we have no further exposure to additional losses from that relevant treaty for the same loss event. For reinsurance on a pro rata basis, we typically have event caps so these liabilities are contained.

Our actuarial group performs a quarterly loss reserve analysis. This analysis incorporates specific exposures, loss payment and reporting patterns and other relevant factors. This process involves the segregation of risks between catastrophic and non-catastrophic risks to ensure appropriate treatment.

For our property catastrophe policies which comprise 43.2%, 47.4% and 58.5% of our total gross premiums written for the years ended December 31, 2010, 2009 and 2008, respectively, and other catastrophe policies, we initially establish our loss reserves based on loss payments and case reserves reported by ceding companies. We then add to these case reserves our estimates for IBNR. To establish our IBNR estimates, in addition to the loss information and estimates communicated by cedents, we use industry information, knowledge of the business written by us, management's judgment and general market trends observed from our underwriting activities.

When a catastrophic event occurs, we first determine which treaties may be affected using our zonal monitoring of exposures. We contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use our computer-based vendor and proprietary modeling systems to measure and estimate loss exposure under the actual event scenario, if available. Although the loss modeling systems assist with the analysis of the underlying loss, and provide us with information and the ability to perform an enhanced analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty of property and other catastrophe claims and the unique characteristics of each loss.

For non-catastrophe business, we utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business and specific contracts. The actuarial methods we use to perform our quarterly contract by contract loss reserve analysis include:

- *Paid Loss Development Method.* We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. This method is a key input into the Bornheutter-Ferguson paid loss method discussed below.
- *Reported Loss Development Method.* We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than paid loss methods. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method is a key input into the Bornheutter-Ferguson reported loss method discussed below.
- *Expected Loss Ratio Method.* To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. We use this method for lines of business and contracts where there are no historical losses or where we believe past loss experience is not credible.
- *Bornheutter-Ferguson Paid Loss Method.* The Bornheutter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.
- *Bornheutter-Ferguson Reported Loss Method.* The Bornheutter-Ferguson reported loss method is similar to the Bornheutter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors. We use this method for lines of business and contracts where there are limited historical paid and reported losses.

Initially selected expected loss ratios are used while the exposure is earning. We assign payment and reporting patterns for attritional business to use with paid development, incurred development, and paid and reported Bornheutter-Ferguson methods. We maintain an expected loss ratio through the exposure earning period followed by selections of Bornheutter-Ferguson paid and reported during intermediate reporting periods. Later, through the development, we revert from Bornheutter-Ferguson paid and reported to paid and reported development methods to fully reflect account experience. This entails a reasonable evolution from initial expected loss ratios to full account experience through a tempering phase of Bornheutter-Ferguson weightings. We maintain a conservative bias toward the selection of Bornheutter-Ferguson paid and reported methods on accounts with losses paid or reported earlier while holding expected loss ratios on loss free accounts where no paid or reported losses have yet occurred early in the account's maturation.

We reaffirm the validity of the assumptions we use in the reserving process on a quarterly basis during our internal review process. During this process, our actuaries verify that the assumptions continue to form a sound basis for projection of future liabilities.

Our critical underlying assumptions are:

(i) the cedent's business practices will proceed as in the past with no material changes either in submission of accounts or cash flow receipts;

(ii) case reserve reporting practices, particularly the methodologies used to establish and report case reserves, are unchanged from historical practices;

(iii) for the expected loss ratio method, ultimate losses vary proportionately with premiums;

(iv) historical levels of claim inflation can be projected into the future;

(v) in cases where benchmarks are used, they are derived from the experience of similar business; and

(vi) we form a credible initial expectation of the ultimate loss ratios through a review of pricing information supplemented by qualitative information on market events.

All of our critical assumptions can be thought of as key assumptions in the sense that they can have a material impact on the adequacy of our reserves. In general, the various actuarial techniques we use assume that loss reporting and payment patterns in the future can be estimated from past experience. Future payment and reporting patterns could differ from historical experience. In practice it is difficult to be precise on the effect of each assumption. However, due to a greater potential for estimation error, and thus greater volatility, our reserves may be more sensitive to the effects of deviations from assumptions (iv), (v) and (vi) above than the other assumptions.

Our reserving methodology, as discussed above, uses a loss reserving model that calculates a point estimate for our ultimate losses, as opposed to a methodology that develops a range of estimates. We then use this point estimate, deducting cumulative paid claims and current case reserves, to record our estimate of IBNR.

Our reserve estimates for reported catastrophe losses are based upon industry loss estimates and our modeled loss scenarios. Because any catastrophe event loss reserve estimate is simply an insurer's estimate of its ultimate liability, and because there are numerous factors which affect reserves but cannot be determined with certainty in advance, our ultimate payments will vary, perhaps materially, from our initial estimate of reserves. Therefore, because of these inherent uncertainties, we have developed a reserving philosophy which attempts to incorporate prudent assumptions and estimates in making our loss selection based on both the potential for adverse development and historical experience among industry participants. Our reserving philosophy does not include an explicit adjustment to our point estimate of ultimate losses. There may be instances in the future in which it would be beneficial to develop a range of estimates, but at present, due to our short operating history, we have not found it necessary to do so.

For our non-catastrophe business, the key factors used to arrive at our best estimate of loss and loss adjustment expense reserves are the expected loss ratios, rate of loss cost inflation, selection of benchmarks and reported and paid loss emergence patterns. Our reporting patterns and expected loss ratios were based on either benchmarks or historical reporting patterns. The benchmarks selected are those that we believe are most similar to our underwriting business. There was no material change in any of these key factors during the year ended December 31, 2010.

Although we believe that we are prudent in our assumptions and methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period. We regularly review and update these estimates using the most current information available to us. Our estimates are reviewed annually by an independent actuary in order to provide additional insight into the reasonableness of our loss reserves.

During the year ended December 31, 2010, the losses on our catastrophe business were primarily from the Chile earthquake ($62.2 million), the Deepwater Horizon oil rig explosion ($41.3 million), the New Zealand earthquake ($75.5 million) and the Australian floods ($10.0 million). During the year ended December 31, 2009, the significant losses on our catastrophe business were primarily from a series of small catastrophe events and one significant event, floods in Ireland ($13.6 million). During the year ended December 31, 2008, the significant losses on our catastrophe business were as follows: Hurricane Ike ($158.4 million), Hurricane Gustav ($14.5 million), Chinese winter storms ($18.2 million) and the U.S. Memorial Day Weekend storms ($11.1 million). Because we expect a small volume of large claims, we believe the variability in our catastrophe related loss ratio could be relatively large. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year which could adversely affect our financial condition and liquidity position.

A significant component of our loss ratio relates to non-catastrophe business for the years ended December 31, 2010, 2009 and 2008. As we commonly write net lines of non-catastrophe business exceeding $10.0 million, we expect that the ultimate loss ratio for non-catastrophe business could vary significantly from our initial loss ratios. Thus, a 10% increase or decrease in loss ratios for non-catastrophe business is reasonably likely to occur and, for the years ended December 31, 2010, 2009 and 2008, this would have resulted in an approximate increase or decrease in our net income or shareholders' equity of approximately $29.1 million, $27.7 million and $21.4 million, respectively.

Premiums and Acquisition Costs

We recognize premiums as revenue ratably over the terms of the related contracts and policies. Our gross premiums written are based on policy and contract terms and include estimates based on information received from both insured and ceding companies. The information received is typically in the form of bordereaux, broker notifications and/or discussions with ceding companies or their brokers. This information can be received on a monthly, quarterly or transactional basis and normally includes estimates of gross premiums written (including adjustment premiums and reinstatement premiums), net premiums earned, acquisition costs and ceding commissions. Adjustment premiums are premiums due to either party when the contract's subject premium is adjusted at expiration and is recorded in subsequent periods. Reinstatement premiums are premiums charged for the restoration of a reinsurance limit of an excess of loss contract to its full amount after payment of losses as a result of an occurrence.

We write treaty and facultative reinsurance on either a non-proportional (also referred to as excess of loss) basis or a proportional (also referred to as pro rata) basis. Insurance premiums written are recorded in accordance with the terms of the underlying policies.

We book premiums on excess of loss contracts in accordance with the contract terms and earn them over the contract period. Since premiums for our excess of loss contracts are usually established with some certainty at the outset of the contract and the reporting lag for such premiums is minimal, estimates for premiums written for these contracts are usually not significant. The minimum and deposit premiums on excess of loss contracts are usually set forth in the language of the contract and are used to record premiums on these contracts. Actual premiums are determined in subsequent periods based on actual exposures and any adjustments are recorded in the period in which they are identified.

For pro rata contracts, gross premiums written and related acquisition costs are normally estimated on a quarterly basis based on discussions with ceding companies, together with historical experience and management's judgment. Premiums written on pro rata contracts are earned over the risk periods of the underlying policies issued and renewed. As a result, the earning pattern of pro rata contracts may extend up to 24 months. This is generally twice the contract period due to the fact that some of the underlying exposures may attach towards the end of our contracts (i.e., risks attaching basis), and such underlying exposures generally have a one year coverage period. Total premiums written and earned on our pro rata business for the year ended December 31, 2010 were $288.5 million (26.3%), and $222.1 million (26.1%), respectively, for the year ended December 31, 2009 were $220.6 million (22.3%), and $213.0 million (28.1%), respectively and were $195.0 million (24.9%), and $159.7 million (24.4%), respectively, for the year ended December 31, 2008. Total earned acquisition costs estimated on pro rata contracts for the year ended December 31, 2010, 2009 and 2008 were $61.8 million (37.5%), $64.2 million (47.0%) and $41.9 million (39.6%), respectively. On a quarterly basis, we track the actual premium received and acquisition costs incurred and compare this to the estimates previously booked. Such estimates are subject to adjustment in subsequent periods when actual figures are recorded.

Acquisition costs, which are primarily comprised of ceding commissions, brokerage, premium taxes, profit commissions, sliding scale commissions and other expenses that relate directly to the writing of reinsurance contracts are expensed over the underlying risk period of the related contracts. Acquisition costs relating to the unearned portion of premiums written are deferred and carried on the balance sheet as deferred acquisition costs. Deferred acquisition costs are amortized over the period of the related contract and are limited to their estimated realizable value based on the related unearned premiums, anticipated claims expenses and investment income.

Reinstatement premiums are estimated after the occurrence of a significant loss and are recorded in accordance with the contract terms based upon the amount of loss reserves expected to be paid, including IBNR. Reinstatement premiums are earned when written.

Investments

In accordance with the Financial Instruments Topic of the FASB ASC, we elect the fair value option for all fixed maturity and short term investments, equity investments (excluding investments accounted for under the equity method of accounting), investment funds, and catastrophe bonds. We also apply the Fair Value Measurements and Disclosures Topic of the FASB ASC.

We elected to use the fair value option because we focus on the total return of our portfolio. Any movement in unrealized gains and losses is recorded within net realized and unrealized gains (losses) within the consolidated statements of operations and comprehensive income (loss).

Investments are recorded on a trade date basis and realized gains and losses on sales of investments are determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, and the amortization of premiums and discounts on investments net of investment management and custody expenses.

Fair value disclosure

The valuation technique used to fair value the financial instruments is the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets. The following is a summary of valuation methodologies we used to measure our financial instruments:

Fixed maturity, short term, equity and other investments

In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, we determined that investments in U.S. government treasury securities and listed equity securities are classified as Level 1 fair value as determined by the quoted market price of these securities, as provided either by independent pricing services or exchange market prices. The U.S. government treasury securities represented 12.1% of our total fixed maturities portfolio.

Investments in U.S. government agency securities, corporate bonds, mortgage-backed securities, foreign government bonds and asset-backed securities are classified as Level 2 fair value. The fair value of these securities is derived from broker quotes based on inputs that are observable for the asset, either directly or indirectly, such as yield curves and transactional history. Catastrophe bonds are classified as Level 2 fair value as determined by reference to broker indications. Those indications are based on current market conditions, including liquidity and transactional history, recent issue price of similar catastrophe bonds and seasonality of the underlying risks.

Investments in private equity funds and mortgage-backed investment funds are classified as Level 3 in the fair value hierarchy. The fair value of the private equity funds is determined by the investment fund managers using the net asset value provided by the administrator or manager of the funds on a quarterly basis and adjusted based on analysis and discussions with the fund managers. The fair value of the mortgage-backed investment fund is determined by the net asset valuation provided by the independent administrator of the fund. These valuations are then adjusted for cash flows since the most recent valuation, which is a methodology generally employed in the investment industry.

At December 31, 2010, the fair value of the securities classified as Level 3 under the Fair Value Measurements and Disclosures Topic of the FASB ASC was $40.0 million, or approximately 2.5% of total investment assets measured at fair value. We do not carry investments accounted for under the equity method at fair value. Refer to Note 7 "Investments" in Item 8, "Financial Statements and Supplementary Data" of this Annual Report for a breakdown of the fair value measurements.

Pricing Services

At December 31, 2010, pricing for all of our fixed maturities, excluding U.S. government securities, was based on prices provided by nationally recognized independent pricing services. Generally, pricing services provide pricing for less-complex, liquid securities based on market quotations in active markets. For fixed maturities that do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-side markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. At December 31, 2010, we have not adjusted any pricing provided by independent pricing services.

Broker-Dealers

In some cases, we obtain a minimum of two quotes directly from broker-dealers who actively trade in the corresponding markets when prices are unavailable from independent pricing services. This may also be the case if the pricing from these pricing services is not reflective of current market levels. At December 31, 2010, there were no fixed maturities priced using non-binding broker quotes. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance on newly issued securities. They may also establish pricing through observing secondary trading of similar securities. All broker quotes are reviewed by the investment managers to determine if they reflect the fair value of the securities by comparing them to both internal models and the valuation of comparable securities. The evaluation of whether or not actual transactions in the current financial markets represent distressed sales requires significant management judgment. We do not believe quotes received from broker-dealers reflect distressed transactions that would warrant an adjustment to fair value.

Derivative instruments

Derivative instruments are stated at fair value as determined by the quoted market price for futures contracts within Level 1 and by observable market inputs for foreign currency forwards, total return swaps, currency swaps, interest rates swaps and "to be announced" mortgage-backed securities ("TBAs") within Level 2. We estimate the fair value of reinsurance derivative contracts by utilizing the unearned premium as the carrying value as an approximation of the present value of cash flows as these contracts are under one year in duration.

At December 31, 2010, the fair value of the derivative instruments classified as Level 3 under the Fair Value Measurements and Disclosures Topic of the FASB ASC was $(0.2) million. Refer to Note 10 "Derivatives" in Item 8, "Financial Statements and Supplementary Data" of this Annual Report for a breakdown of the fair value measurements.

Share Based Compensation

Our shareholder approved PSU Plan is the primary long term executive incentive scheme. Pursuant to the terms of the PSU Plan, at the discretion of the Compensation Committee of the Board of Directors of the Company (the "Board"), PSUs may be granted to executive officers and certain other key employees. The current series of PSUs vests over a period of approximately two or three years and vesting is contingent upon the Company meeting certain diluted return-on-equity ("DROE") goals and service period. Future series of PSUs may be granted with different terms and measures of performance.

Upon vesting, the PSU holder shall be entitled to receive a number of our common shares (or the cash equivalent, at the election of the Company) equal to the product of the number of PSUs granted multiplied by a factor. The factor will range between 50% and 150%, depending on the DROE achieved during the vesting period.

We estimate the fair value of PSUs granted under the PSU Plan on the date of grant using the closing price of our common shares on the grant date and the most probable DROE outcome and record the compensation expense in our consolidated statement of operations over the course of each two-year or three-year performance period. At the end of each quarter, we reassess the projected results for each two-year or three-year performance period as our financial results evolve. If we determine that a change in estimate is required, we recalculate the compensation expense under the PSU Plan and reflect any adjustments in the consolidated statements of operations in the period in which they are determined.

The total number of PSUs outstanding under the PSU Plan at December 31, 2010, 2009 and 2008 were 3,998,558, 3,305,713 and 2,189,982, respectively (or up to 5,751,765 common shares at December 31, 2010, should the maximum factor for each of the performance periods apply). Taking into account the results to date and the expected results for the remainder of the performance periods, we have established the most probable factor at 100%, with the exception of one series which has been established to have the most probable factor of 150%. As such, the expected number of common shares to be issued under the plan is 3,998,558 at December 31, 2010. As at December 31, 2010, 2009 and 2008, there was a total of $12.2 million, $19.4 million and $21.0 million, respectively, of unrecognized compensation cost related to non-vested PSUs, the cost of which is expected to be recognized over a period of approximately 1.5 years, 1.6 years and 2.5 years, respectively.

New Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update No. 2010-26, "Financial Services and Insurance (Topic 944) – Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"). The objective of ASU 2010-26 is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. ASU 2010-26 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2010-26 is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, "Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). This update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists, regardless of whether the carrying amount of the reporting unit is zero or negative. For public entities, this update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of ASU 2010-28 is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update No. 2010-29, "Business Combinations (Topic 805) – Disclosures of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). This update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-29 is not expected to have a material impact on the consolidated results of operations and financial condition.

Recent Developments

In January 2011, following the December 2010 Queensland floods subsequent flooding occurred in large areas of Australia; and on February 3, 2011, Cyclone Yasi hit Northern Queensland, Australia. These 2011 events are expected to have a net impact the Company's first quarter 2011 financial results of between $60 million to $80 million.

On February 22, 2011, a powerful 6.3 magnitude earthquake struck Christchurch, New Zealand, causing widespread damage and business interruption. This event is expected to cause sizeable losses to the insurance industry. The Company has commenced the estimation process for expected claims relating to its exposures from these events but believes it is too early to issue an estimate of claims given the significant unknowns and early stages of the claims reporting process.

Results of Operations

The following is a discussion and analysis of our financial condition as at December 31, 2010 and 2009 and our results of operations for the years ended December 31, 2010, 2009 and 2008.

Our reporting currency is the U.S. dollar. Our subsidiaries have one of the following functional currencies: U.S. dollar, Euro, Swiss franc, Indian rupee, British pound sterling, Canadian dollar or South African rand. As a significant portion of our operations are transacted in foreign currencies, fluctuations in foreign exchange rates may affect period-to-period comparisons. To the extent that fluctuations in foreign currency exchange rates affect comparisons, their impact has been quantified, when possible, and discussed in each of the relevant sections. See Note 2 "Significant Accounting Policies" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data", for a discussion on translation of foreign currencies.

	For the years ended December 31,	
U.S. dollar (weakened) strengthened against:	**2010**	**2009**
Canadian dollar	(5.4)%	(17.8)%
Swiss franc	(10.6)%	(3.0)%
Euro	6.9 %	(3.2)%
British pound sterling	3.5 %	(12.3)%
Indian rupee	(4.1)%	(4.7)%
South African rand	(11.8)%	(25.5)%

Summary Overview

We generated $97.1 million of net income in 2010, compared to a net income of $242.2 million and net loss of $187.3 million in 2009 and 2008, respectively. As highlighted in the tables below, the two most significant items impacting our 2010 financial performance compared to 2009 and 2009 compared to 2008 include: (1) A decrease in underwriting income due to significant catastrophe losses (net of reinsurance and reinstatements) in the year 2010 compared to 2009. The main loss events in the year ended December 31, 2010 which caused the decrease are the Chile earthquake ($62.2 million; Reinsurance segment - $57.3 million, Lloyd's segment $4.9 million), which occurred in the first quarter, the Deepwater Horizon oil rig explosion ($41.5 million; Reinsurance segment - $27.5 million, Lloyd's segment $14.0 million), which occurred in the second quarter, the New Zealand earthquake ($75.5 million; Reinsurance segment - $74.2 million, Lloyd's segment $1.3 million) which occurred during the third quarter; a number of losses in Australia during 2010 covered under an aggregate excess cover (Reinsurance segment - $25.0 million) and the Queensland floods (Reinsurance segment - $10.0 million) the first of which occurred in the fourth quarter. As described in the year to date reinsurance segment discussion below, $22.9 million of loss expenses related to the Deepwater Horizon oil rig during the second quarter relate to losses incurred by Mont Fort. Although such loss expenses are consolidated within our results, they do not impact Flagstone's net income as they are attributable to the noncontrolling interest; and (2) a significant increase in 2009 in net realized and unrealized gains (losses) - investments primarily due to recoveries from the significant declines in the global equity, bond and commodities markets in 2008, attributable to the broader deterioration and volatility in the credit markets and financial markets and the lingering impact of the sub-prime crisis, partially offset by a decrease in net investment income in 2009 resulting from lower interest rates.

The following sets forth financial highlights for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Underwriting income	$ 10,563	$ 210,813	$ (200,250)	(95.0)%
Net investment income	$ 31,482	$ 28,531	$ 2,951	10.3 %
Net realized and unrealized gains - investments	$ 43,769	$ 39,668	$ 4,101	10.3 %
Net realized and unrealized gains - other	$ 14,441	$ 11,253	$ 3,188	28.3 %
Net income attributable to Flagstone	$ 97,084	$ 242,192	$ (145,108)	(59.9)%
Net income attributable to Flagstone per common share - Basic	$ 1.23	$ 2.87	$ (1.64)	
Net income attributable to Flagstone per common share - Diluted[(1)]	$ 1.23	$ 2.87	$ (1.64)	
Loss ratio	62.2 %	37.3 %		
Expense ratio	39.4 %	37.4 %		
Combined ratio	101.6 %	74.7 %		

	As at December 31,			
	2010	2009	$ Change	% Change
Basic book value per common share	$ 16.48	$ 14.56	$ 1.92	13.2 %
Diluted book value per common share	$ 15.51	$ 13.97	$ 1.54	11.0 %
Diluted book value per common share plus accumulated distributions[(2)]	$ 16.07	$ 14.36	$ 1.71	11.9 %

The following table sets forth financial highlights for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Underwriting income	$ 210,813	$ 73,385	$ 137,428	187.3 %
Net investment income	$ 28,531	$ 51,398	$ (22,867)	(44.5)%
Net realized and unrealized gains (losses) - investments	$ 39,668	$ (272,206)	$ 311,874	(114.6)%
Net realized and unrealized gains - other	$ 11,253	$ 11,617	$ (364)	(3.1)%
Net income (loss) attributable to Flagstone	$ 242,192	$ (187,302)	$ 429,494	(229.3)%
Net income (loss) attributable to Flagstone per common share - Basic	$ 2.87	$ (2.20)	$ 5.07	
Net income (loss) attributable to Flagstone per common share - Diluted[(1)]	$ 2.87	$ (2.20)	$ 5.07	
Loss ratio	37.3 %	58.1 %		
Expense ratio	37.4 %	31.3 %		
Combined ratio	74.7 %	89.4 %		

	As at December 31,			
	2009	2008	$ Change	% Change
Basic book value per common share	$ 14.56	$ 11.61	$ 2.95	25.4 %
Diluted book value per common share	$ 13.97	$ 11.30	$ 2.67	23.6 %
Diluted book value per common share plus accumulated distributions[(2)]	$ 14.36	$ 11.53	$ 2.83	24.5 %

[(1)]Net income (loss) attributable to Flagstone per common share - Diluted for years ended December 31, 2010, 2009 and 2008 does not contain the effect of:

a. a warrant conversion as this would be anti-dilutive for U.S. GAAP purposes

b. the PSU conversion until the end of the performance period, when the number of shares issuable under the PSU Plan will be known. There were 3,998,558 PSU's expected to vest under the PSU plan as at December 31, 2010.

[(2)]Distributions paid per common share are in the form of a non-dividend return of capital. Prior to the Redomestication, such distributions were in the form of dividends.

Non-GAAP Reconciliation

In addition to the U.S. GAAP financial measures set forth in this Annual Report, we have presented "basic book value per common share" and "diluted book value per common share", which are non-GAAP financial measures. Our management uses growth in diluted book value per common share as a prime measure of the value we are generating for our common shareholders, as we believe that growth in our diluted book value per common share ultimately translates into growth in our stock price.

Basic book value per common share is defined as total Flagstone shareholders' equity divided by the number of common shares outstanding at the end of the period plus vested restricted share units, giving no effect to dilutive securities. Diluted book value per common share is defined as total Flagstone shareholders' equity divided by the number of common shares and common share equivalents outstanding at the end of the period including all potentially dilutive securities such as a warrant, PSUs and RSUs. When the effect of securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per common share. A warrant was anti-dilutive and was excluded from the calculation of diluted book value per common share as at December 31, 2010 and 2009.

While the Company and its management believe that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these non-GAAP financial measures. Basic book value per common share does not reflect the number of common shares that may be issued upon vesting or exercise of dilutive securities. On the other hand, by giving effect to dilutive securities, diluted book value per common share takes into account common share equivalents and not just the number of common shares actually outstanding. These non-GAAP financial measures are not prepared in accordance with GAAP, are not based on any comprehensive set of accounting rules or principles, are not reported by all of Flagstone's competitors and may not be directly comparable to similarly titled measures of Flagstone's competitors due to potential differences in the exact method of calculation. In light of these limitations, Flagstone uses these non-GAAP financial measures only as supplements to GAAP financial measures and provides a reconciliation of the non-GAAP financial measures to their most comparable GAAP financial measures.

	As at December 31,	
	2010	2009
Flagstone shareholders' equity	$ 1,134,733	$ 1,211,018
Potential net proceeds from assumed:		
Exercise of PSU [1]	-	-
Exercise of RSU [1]	-	-
Conversion of warrant [2]	-	-
Diluted Flagstone shareholders' equity	$ 1,134,733	$ 1,211,018
Cumulative distributions paid per outstanding common share [3]	$ 0.56	$ 0.40
Common shares outstanding - end of period	68,585,588	82,985,219
Vested RSUs	262,013	205,157
Total common shares outstanding - end of period	68,847,601	83,190,376
Potential shares to be issued:		
PSUs expected to vest	3,998,558	3,305,713
RSUs outstanding	315,200	168,000
Conversion of warrant [2]	-	-
Common shares outstanding - diluted	73,161,359	86,664,089
Basic book value per common share	$ 16.48	$ 14.56
Diluted book value per common share	$ 15.51	$ 13.97
Basic book value per common share plus accumulated distributions	$ 17.04	$ 14.96
Diluted book value per common share plus accumulated distributions	$ 16.07	$ 14.36
Distributions per common share paid during the period [3]	$ 0.16	$ 0.16

[1] No proceeds due when exercised
[2] Below strike price - not dilutive
[3] Distributions paid per common share are in the form of a non-dividend return of capital. Prior to the Redomestication, such distributions were in the form of dividends.

Comparison of Years Ended December 31, 2010, 2009 and 2008

Underwriting Results by Segment

Our management views us as being organized into three reportable segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010). The Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and FSML. Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As such, there are no comparative numbers for 2008. We regularly review our financial results and assess performance on the basis of these three reporting segments in accordance with the Segment Reporting Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Those segments are more fully described as follows:

Reinsurance

Our Reinsurance segment has three main units:

(1) **Property Catastrophe Reinsurance**. Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made

catastrophes such as tornados, wind, fires, winter storms, and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption. To date, property catastrophe reinsurance has been our most important product. We write property catastrophe reinsurance primarily on an excess of loss basis. In the event of a loss, most contracts of this type require us to cover a subsequent event and generally provide for a premium to reinstate the coverage under the contract, which is referred to as a "reinstatement premium". These contracts typically cover only specific regions or geographical areas, but may be on a worldwide basis.

(2) **Property Reinsurance**. We also provide reinsurance on a pro rata share basis and per risk excess of loss basis. Per risk reinsurance protects insurance companies on their primary insurance risks on a single risk basis, for example, covering a single large building. Generally, our property per risk and pro rata business is written with loss limitation provisions, such as per occurrence or per event caps, which serve to limit exposure to catastrophic events.

(3) **Short-tail Specialty and Casualty Reinsurance.** We also provide short-tail specialty and casualty reinsurance for risks such as aviation, energy, accident and health, satellite, marine and workers' compensation catastrophe. Generally, our short-tail specialty and casualty reinsurance is written with loss limitation provisions.

Lloyd's

Our Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and Flagstone Syndicate Management Limited ("FSML"). Syndicate 1861 primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. FSML generates fee income for the provision of services to syndicates and third parties.

Island Heritage

Island Heritage is a property and casualty insurer based in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region.

The following tables provide a summary of gross and net written and earned premiums, underwriting results, total assets, and ratios for each of our business segments for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31, 2010				
	Reinsurance	Lloyd's	Island Heritage	Inter-segment Eliminations [1]	Total
Gross premiums written	$ 861,388	$ 187,420	$ 90,896	$ (41,854)	$ 1,097,850
Premiums ceded	(150,820)	(24,450)	(80,580)	41,854	(213,996)
Net premiums written	710,568	162,970	10,316	-	883,854
Net premiums earned	$ 697,614	$ 145,246	$ 9,224	$ -	$ 852,084
Other related income	3,817	13,566	23,343	(15,598)	25,128
Loss and loss adjustment expenses	(413,005)	(115,711)	(1,420)	-	(530,136)
Acquisition costs	(127,498)	(34,818)	(18,102)	15,598	(164,820)
General and administrative expenses	(136,249)	(26,144)	(9,300)	-	(171,693)
Underwriting income (loss)	$ 24,679	$ (17,861)	$ 3,745	$ -	$ 10,563
Loss ratio [2]	59.2 %	79.7 %	4.4 %		62.2 %
Acquisition cost ratio [2]	18.3 %	24.0 %	55.6 %		19.3 %
General and administrative expense ratio [2]	19.5 %	18.0 %	28.6 %		20.1 %
Combined ratio [2]	97.0 %	121.7 %	88.6 %		101.6 %
Total assets	$ 2,351,967	$ 273,454	$ 93,781		$ 2,719,202

Reconciliation:	
Underwriting income	$ 10,563
Net investment income	31,482
Net realized and unrealized gains - investments	43,769
Net realized and unrealized gains - other	14,441
Other income	417
Interest expense	(10,352)
Net foreign exchange losses	(4,719)
Income before income taxes and interest in earnings of equity investments	$ 85,601

	For the year ended December 31, 2009				
	Reinsurance	Lloyd's	Island Heritage	Inter-segment Eliminations [1]	Total
Gross premiums written	$ 796,984	$ 145,889	$ 84,239	$ (38,621)	$ 988,491
Premiums ceded	(140,850)	(18,504)	(75,289)	38,621	(196,022)
Net premiums written	656,134	127,385	8,950	-	792,469
Net premiums earned	$ 689,544	$ 62,130	$ 6,781	$ -	$ 758,455
Other related income	3,622	8,749	20,968	(14,187)	19,152
Loss and loss adjustment expenses	(241,358)	(40,847)	(980)	-	(283,185)
Acquisition costs	(121,837)	(14,608)	(14,213)	14,187	(136,471)
General and administrative expenses	(119,555)	(15,904)	(11,679)	-	(147,138)
Underwriting income (loss)	$ 210,416	$ (480)	$ 877	$ -	$ 210,813
Loss ratio [2]	35.0 %	65.7 %	3.5 %		37.3 %
Acquisition cost ratio [2]	17.7 %	23.5 %	51.2 %		18.0 %
General and administrative expense ratio [2]	17.3 %	25.6 %	42.1 %		19.4 %
Combined ratio [2]	70.0 %	114.8 %	96.8 %		74.7 %
Total assets	$ 2,298,821	$ 177,355	$ 90,592		$ 2,566,768

Reconciliation:	
Underwriting income	$ 210,813
Net investment income	28,531
Net realized and unrealized gains - investments	39,668
Net realized and unrealized gains - other	11,253
Other income	2,576
Interest expense	(12,105)
Net foreign exchange losses	(3,231)
Income before income taxes and interest in earnings of equity investments	$ 277,505

	For the year ended December 31, 2008			
	Reinsurance	Island Heritage	Inter-segment Eliminations [1]	Total
Gross premiums written	$ 740,169	$ 76,926	$ (35,206)	$ 781,889
Premiums ceded	(46,638)	(75,759)	35,206	(87,191)
Net premiums written	693,531	1,167	-	694,698
Net premiums earned	$ 641,500	$ 12,668	$ -	$ 654,168
Other related income	305	13,247	(9,691)	3,861
Loss and loss adjustment expenses	(377,228)	(2,656)	-	(379,884)
Acquisition costs	(101,528)	(13,897)	9,691	(105,734)
General and administrative expenses	(90,026)	(9,000)	-	(99,026)
Underwriting income	$ 73,023	$ 362	$ -	$ 73,385
Loss ratio [2]	58.8 %	10.2 %		58.1 %
Acquisition cost ratio [2]	15.8 %	53.6 %		16.2 %
General and administrative expense ratio [2]	14.0 %	34.7 %		15.1 %
Combined ratio [2]	88.6 %	98.5 %		89.4 %
Total assets	$ 2,167,853	$ 48,117		$ 2,215,970

Reconciliation:	
Underwriting income	$ 73,385
Net investment income	51,398
Net realized and unrealized losses - investments	(272,206)
Net realized and unrealized gains - other	11,617
Other income	4,354
Interest expense	(18,297)
Net foreign exchange losses	(21,477)
Loss before taxes and interest in earnings of equity investments	$ (171,226)

[1]Inter-segment eliminations relate to Flagstone Suisse quota share arrangements with Island Heritage and beginning in 2009, also with Lloyd's

[2]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

Gross Premiums Written

Gross reinsurance premiums written in our reinsurance segment of $861.4 million ($819.5 million net of intercompany reinsurance with Island Heritage and Lloyd's), $797.0 million ($758.4 million net of intercompany reinsurance with Island Heritage and Lloyd's), and $740.2 million ($705.0 million net of intercompany reinsurance with Island Heritage) for the years ended December 31, 2010, 2009, and 2008, respectively, were primarily driven by excess of loss reinsurance contracts, generally with a twelve-month term, which for the years ended December 31, 2010, 2009, and 2008 accounted for $542.9 million (66.3 % of gross premiums written), $545.8 million (72.0 % of gross premiums written), and $509.9 million (65.2% of gross premiums written), respectively. Gross premiums written relating to our Island Heritage segment primarily relate to a select property insurance portfolio in the Caribbean region. Intercompany reinsurance relates to quota share and excess of loss reinsurance arrangements between Flagstone Suisse, Island Heritage and Lloyd's. As mentioned above, our Lloyd's segment began writing business for the benefit of Flagstone effective January 1, 2009, primarily providing property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation.

Renewal dates for reinsurance business tend to be concentrated at the beginning of quarters, and the timing of premiums written varies by line of business. Most property catastrophe business is written in the January 1, April 1, June 1 and July 1 renewal periods, while the property lines and the short-tail specialty and casualty lines are written throughout the year. Seasonality is inherent for most Caribbean insurers given that the storm season begins June 1 and concludes November 30. Therefore, proportionally higher volumes of insurance property business are traditionally written in the first two quarters of the year.

Our property catastrophe business is primarily on an excess of loss basis. Our property business and our short-tail specialty and casualty business are on both an excess of loss and a pro rata basis. See Item 1, "Business—Segments, Products and Operations—Reinsurance Segment and Products".

Details of consolidated gross premiums written by line of business and geographic area of risk insured are provided below:

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written[5]	Percentage of total	Gross premiums written	Percentage of total
Line of business						
Reinsurance and Lloyd's [1]						
Property catastrophe	$ 474,501	43.2 %	$ 468,158	47.4 %	$ 457,549	58.5 %
Property	259,006	23.6 %	202,378	20.5 %	94,706	12.1 %
Short-tail specialty and casualty	273,447	24.9 %	233,716	23.6 %	152,708	19.5 %
Island Heritage						
Insurance	90,896	8.3 %	84,239	8.5 %	76,926	9.9 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total[5]	Gross premiums written	Percentage of total
Geographic area of risk insured [2]						
Caribbean[3]	$ 105,327	9.6 %	$ 94,483	9.6 %	$ 88,482	11.3 %
Europe	144,217	13.1 %	123,938	12.5 %	104,185	13.4 %
Japan and Australasia	67,995	6.2 %	59,466	6.0 %	47,866	6.1 %
North America	440,728	40.1 %	391,758	39.6 %	359,684	46.0 %
Worldwide risks [4]	252,997	23.0 %	237,207	24.0 %	153,442	19.6 %
Other	86,586	8.0 %	81,639	8.3 %	28,230	3.6 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

[1]Gross premiums written relating to Lloyd's segment are primarily included in property and short-tail specialty and casualty.

[2]Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

[3]Includes gross premiums written related to Island Heritage segment.

[4]Includes contracts that cover risks in two or more geographic zones.

[5]Gross premiums written in 2009 have been reclassified to conform to current year presentation.

Reinsurance Segment

Overview

2010 versus 2009

The net underwriting income for the Reinsurance segment for the year ended December 31, 2010 amounted to $24.7 million as compared to $210.4 million for the year ended December 31, 2009. The decrease in net underwriting income for the Reinsurance segment is primarily related to incurred losses on more significant catastrophic events in 2010, such as the Queensland floods and aggregate cover losses in Australia which occurred in the fourth quarter, the New Zealand earthquake, which occurred in the third quarter, Deepwater Horizon loss, which occurred in the second quarter and the net losses on the first quarter Chile earthquake, as compared to 2009.

2009 versus 2008

On June 26, 2008 and October 1, 2008, we acquired a controlling interest in Flagstone Africa and Flagstone Alliance, respectively. As a result, the year over year results are not directly comparable. Where appropriate, the impact of the acquisitions has been quantified in the results of operations for our reinsurance segment.

The net underwriting income for the Reinsurance segment for the year ended December 31, 2009 amounted to $210.4 million ($217.2 excluding the impact of acquisitions during 2008) as compared to $73.0 million ($74.3 excluding the impact of acquisitions during 2008) for the year ended December 31, 2008. The increase in net underwriting income for the Reinsurance segment is primarily related to higher levels of premiums earned in 2009 and net losses incurred in 2008 due to Hurricanes Ike and Gustav of $158.4 million and $14.5 million, respectively, which struck the Caribbean region and the U.S. Gulf coast.

Gross Premiums Written

a. Property Catastrophe Reinsurance

Our property catastrophe reinsurance contracts provide protection for most catastrophic losses that are covered in the underlying insurance policies written by our ceding company clients. Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, fires, winter storms, and floods (where the contract specifically provides for coverage). Contracts are primarily written on the key renewal dates of January 1, April 1, June 1 and July 1. Losses on these contracts typically stem from direct property damage and business interruption.

b. Property Reinsurance

Property reinsurance contracts are written on a pro rata basis and a per risk excess of loss basis. Per risk reinsurance protects insurance companies on their primary insurance risks on a single risk basis, for example covering a single large building. All property per risk and pro rata business is written with loss limitation provisions, such as per occurrence or per event caps, in place to limit exposure to catastrophic events.

c. Short-tail Specialty and Casualty Reinsurance

Short-tail specialty and casualty reinsurance is comprised of reinsurance programs such as aviation, energy, personal accident and health, workers compensation, catastrophe, satellite and marine. Most short-tail specialty and casualty reinsurance is written with loss limitation provisions.

Premiums Ceded

In the normal course of our business, we purchase reinsurance in order to manage our exposures. The amount and type of reinsurance that we enter into is dependent on a variety of factors, including the cost of a particular reinsurance cover and the nature of our gross premiums written during a particular period.

The majority of these contracts are excess-of-loss contracts covering one or more lines of business. To a lesser extent we have also purchased quota share reinsurance with respect to specific lines of business. We also purchase protection through catastrophe bond structures, Valais Re and Montana Re, and industry loss warranty ("ILW") policies which provide coverage for certain losses provided they are triggered by events exceeding a specified industry loss size. Reinsurance purchases to date have represented prospective cover; that is, ceded reinsurance purchased to protect against the risk of future losses as opposed to covering losses that have already been incurred but have not been paid.

Various factors will continue to affect our appetite and capacity to write and retain risk. These include the impact of changes in frequency and severity assumptions used in our models and the corresponding pricing required to meet our return targets, evolving industry-wide capital requirements, increased competition, and other considerations.

Net Premiums Earned

We write the majority of our business on a losses occurring basis. A "losses occurring" contract covers claims arising from loss events that occur during the term of the reinsurance contract, although not necessarily reported during the term of the contract. The premium from a losses occurring contract is earned over the term of the contract, usually twelve months. In contrast, a "risks attaching" contract covers claims arising on underlying insurance policies that incept during the term of the reinsurance contract. The premium from a risks attaching contract generally is earned over a period longer than twelve months.

Underwriting Expenses

The underwriting results of a reinsurance company are often measured by reference to its loss ratio and expense ratios. The loss ratio is calculated by dividing loss and loss adjustment expenses (including estimates for IBNR losses) by net premiums earned. The two components of the expense ratio may be expressed as separate ratios; the acquisition cost ratio and the general and administrative expense ratio. The acquisition cost ratio is calculated by dividing acquisition costs by net premiums earned. The general and administrative expense ratio is calculated by dividing general and administrative expenses by net premiums earned. The combined ratio is the sum of these three ratios.

See the discussion below for an explanation of the fluctuations in these ratios.

a. Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses are comprised of three main components:

- losses paid, which are actual cash payments to insureds, net of recoveries, if any, from our own reinsurers;
- movement in outstanding loss or case reserves, which represent the change in management's best estimate of the likely settlement amount for reported claims, less the portion that can be recovered from reinsurers; and
- movement in IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management's experience and actuarial evaluation, less expected recoveries from reinsurers, if any.

The portion of loss and loss adjustment expenses recoverable from our reinsurers is deducted from the gross estimated loss and loss adjustment expenses in the statement of operations.

Because of our relatively short operating history, our loss experience is limited and reliable evidence of changes in trends of numbers of claims incurred, average settlement amounts, numbers of claims outstanding and average losses per claim could take years to develop. A significant portion of our business is property catastrophe reinsurance and other classes of reinsurance with high attachment points of coverage. Attachment points refer to the dollar amount of loss above which excess of loss reinsurance coverage is triggered. Reserving for losses in such programs is inherently complicated in that losses in excess of the attachment level of our policies are characterized by high severity and low frequency. In addition, as a broker market reinsurer, we must rely on loss information reported to such brokers by primary insurers who must estimate their own losses at the policy level, often based on incomplete and changing information. See *"Critical Accounting Estimates—Loss and Loss Adjustment Expense Reserves"* and Item 1A, *"Risk Factors—Risks Related to the Company."* If we underestimate our loss reserves, so that they are inadequate to cover our ultimate liability for losses, the underestimation could materially adversely affect our financial condition and results of operations.

b. Acquisition Costs

Acquisition costs consist principally of ceding commissions, brokerage, premium taxes, sliding scale and profit commissions and other expenses that relate directly to the writing of reinsurance contracts. Acquisition costs are driven by contract terms and are generally determined based upon a set percentage of premiums. Acquisition costs are expensed over the period of their related contracts.

c. General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits, and related costs, including costs associated with our PSU and RSU Plans and other general operating expenses.

Below is a summary of the underwriting results and ratios for our Reinsurance segment for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Property catastrophe reinsurance	$ 512,466	$ 503,006	$ 9,460	1.9 %
Property reinsurance	173,585	142,182	31,403	22.1 %
Short tail specialty and casualty reinsurance	175,337	151,796	23,541	15.5 %
Gross premiums written	861,388	796,984	64,404	8.1 %
Premiums ceded	(150,820)	(140,850)	(9,970)	7.1 %
Net premiums written	710,568	656,134	54,434	8.3 %
Net premiums earned	697,614	689,544	8,070	1.2 %
Other related income	3,817	3,622	195	5.4 %
Loss and loss adjustment expenses	(413,005)	(241,358)	(171,647)	71.1 %
Acquisition costs	(127,498)	(121,837)	(5,661)	4.6 %
General and administrative expenses	(136,249)	(119,555)	(16,694)	14.0 %
Underwriting income	$ 24,679	$ 210,416	$ (185,737)	(88.3)%
Loss ratio	59.2 %	35.0 %		
Acquisition cost ratio	18.3 %	17.7 %		
General and administrative expense ratio	19.5 %	17.3 %		
Combined ratio	97.0 %	70.0 %		

- The decrease in net underwriting results is primarily related to incurred losses on more significant catastrophic events in 2010, such as the Australian floods and aggregate cover, the New Zealand earthquake, Deepwater Horizon and the Chile earthquake, as compared to 2009, and to the increase in general and administrative expenses which is related to asset impairment charges.

- The increase in gross property and short tail specialty and casualty reinsurance premiums written is primarily due to increased business with existing clients and the addition of new clients.

- Premiums ceded were 17.5% of gross reinsurance premiums written compared to 17.7% for the same period in 2009.

- The increase in the loss ratio was primarily due to more significant losses from catastrophic events in the current year compared to last year, including net incurred losses related to the Queensland floods ($10.0 million), the New Zealand earthquake ($74.2 million), the Chile earthquake ($64.0 million), Deepwater Horizon oil rig ($27.5 million) and a number of events impacting an Australia aggregate cover ($25.0 million), The Deepwater Horizon loss is driven by an ILW loss of $25.0 million, approximately 91.0% of which is attributable to Mont Fort. While such loss expenses are consolidated within our results, they do not impact Flagstone's net income as they are attributable to the noncontrolling interest. The loss (net of recoveries and reinstatement premiums) to Flagstone's reinsurance segment from the Deepwater Horizon rig was $4.4 million.

- Each quarter we revisit our loss estimates for previous loss events. During the year ended December 31, 2010, based on updated estimates provided by clients and brokers, we recorded net favorable developments for prior accident years of $11.1 million. During the year ended December 31, 2009, the net favorable developments for prior catastrophe events were $6.6 million.

- The increase in general and administrative expenses is mainly attributable to charges of $15.0 million related to our decision to sell corporate aircraft ($13.6 million of impairment charge related to assets held for sale and $1.4 million loss on sale) and an impairment charge of $1.1 million for intangible assets.

Below is a summary of the underwriting results and ratios for our Reinsurance segment for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Property catastrophe reinsurance	$ 503,006	$ 492,755	$ 10,251	2.1 %
Property reinsurance	142,182	94,706	47,476	50.1 %
Short tail specialty and casualty reinsurance	151,796	152,708	(912)	(0.6)%
Gross premiums written	796,984	740,169	56,815	7.7 %
Premiums ceded	(140,850)	(46,638)	(94,212)	202.0 %
Net premiums written	656,134	693,531	(37,397)	(5.4)%
Net premiums earned	689,544	641,500	48,044	7.5 %
Other related income	3,622	305	3,317	1,087.7 %
Loss and loss adjustment expenses	(241,358)	(377,228)	135,870	(36.0)%
Acquisition costs	(121,837)	(101,528)	(20,309)	20.0 %
General and administrative expenses	(119,555)	(90,026)	(29,529)	32.8 %
Underwriting income	$ 210,416	$ 73,023	$ 137,393	188.2 %
Loss ratio	35.0 %	58.8 %		
Acquisition cost ratio	17.7 %	15.8 %		
General and administrative expense ratio	17.3 %	14.0 %		
Combined ratio	70.0 %	88.6 %		

- The increase in property catastrophe premiums written of $10.3 million, excluding the impact of acquisitions, or 2.1%, is primarily due to hardening of prices in the property catastrophe market partially offset by our non-renewal of certain treaties that no longer met our profitability objectives.

- During the year ended December 31, 2009, we recorded $11.4 million of gross reinstatement premiums on property catastrophe reinsurance compared to $28.2 million recorded for the year ended December 31, 2008, which was primarily related to Hurricanes Gustav and Ike.

- Gross property premiums written for the year ended December 31, 2009 were $142.2 million ($117.9 million excluding acquisitions in 2008), compared to $94.7 million ($89.6 million excluding acquisitions in 2008) for the year ended December 31, 2008, an increase of $28.3 million, or 31.6%, excluding the impact of acquisitions. The increase is primarily due to an increase in proportional property premiums due to new business as well as increased shares by existing clients. The acquisitions of Flagstone Africa and Flagstone Alliance during 2008, which were not subsidiaries for the full twelve month period in 2008, contributed $24.3 million for the year ended December 31, 2009 compared to $5.1 million for the year ended December 31, 2008.

- Short-tail specialty and casualty reinsurance premiums were $151.8 million ($125.6 million excluding the impact of acquisitions made in 2008) for the year ended December 31, 2009, compared to $152.7 million ($150.1 million excluding the impact of acquisitions made in 2008) for the year ended December 31, 2008, representing a decrease of $24.5 million excluding the impact of acquisitions, or 16.3% primarily driven by the non renewal of aviation treaties that did not meet our profitability targets. The acquisitions of Flagstone Africa and Flagstone Alliance during 2008, which were not subsidiaries for the full twelve month period in 2008, contributed $26.2 million for the year ended December 31, 2009 compared to $2.6 million for the year ended December 31, 2008.

- Reinsurance premiums ceded for the years ended December 31, 2009 and 2008, were $140.9 million and $46.6 million (17.7% and 6.3% of gross reinsurance premiums written), respectively, representing an increase of $94.3 million. The increase in amount of reinsurance premiums ceded for the year ended December 31, 2009 was designed to increase our underwriting capacity and to provide additional protection against potential high severity loss events.

- As the levels of net premiums written increase, the levels of net premiums earned also increase. The increase in reinsurance net premiums earned is primarily due to ongoing growth in premium writings, partially offset by the increase in premiums ceded.

- The decrease in the loss ratio of 23.8% in 2009 from 2008 was primarily due to the absence of significant losses described below.

- Loss and loss adjustment expenses for the year ended December 31, 2009 were $241.4 million, or 35.0% of net premiums earned ($230.4 million, or 34.0% of net premiums earned, excluding the impact of acquisitions made in 2008), compared to $377.2 million, or 58.8% of net premiums earned ($370.7 million, or 58.8% of net premiums earned, excluding the impact of acquisitions made in 2008), for the year ended December 31, 2008. The decrease in the loss ratio was primarily due to more severe catastrophic events during 2008 than during 2009. Significant loss events for 2008 included Hurricane Ike ($158.4 million), Hurricane Gustav ($14.5 million), Chinese winter storms ($18.2 million) and the U.S. Memorial Day weekend storms ($11.1 million). During the year ended December 31, 2009, based on updated estimates provided by clients and brokers, we recorded net favorable developments for prior period loss events of $6.6 million, related to small releases on several catastrophe events. During the year ended December 31, 2008, the net favorable developments for prior catastrophe events were $15.7 million.

- The increase in acquisition costs for the year ended December 31, 2009 is primarily related to higher levels of premium writings and also includes $14.3 million of acquisition costs in relation to the quota share arrangement with Island Heritage.

- General and administrative expenses for the year ended December 31, 2009, were $119.6 million ($108.5 million excluding acquisitions made in 2008) compared to $90.0 million ($86.8 million excluding acquisitions made in 2008) in the year ended December 31, 2008. The increase of $21.7 million, in 2009 as compared to 2008, excluding the impact of acquisitions, is primarily due to the increase in stock compensation expense of $16.3 million as a result of the net loss incurred in 2008.

2011 Outlook

North American
At January 1, 2011, we saw North American catastrophe pricing generally down 7 to 10 percent on a risk adjusted basis, and as such we were content to reduce risk by not renewing underpriced business. The Northeast was among the more disappointing regions and we believe it has reached a point where an increasing number of programs is no longer supportable on a marginal pricing basis. The only region that saw some price increases was the Midwest, driven by programs directly affected by the high tornado and hail loss activity of the past three years. Overall, we expect cycle management to play a key role as the year progresses. The recent catastrophe model changes may partially offset this softening trend and increase demand; however, large industry loss activity will likely be the major catalyst for change.

Specialty Lines
Treaty and direct and facultative specialty all remain mixed. Construction and engineering has seen increased opportunities as major construction projects return to the pre 2008 levels. Marine and energy has seen positive change following the Deep Horizon loss but capacity appears to remain plentiful so we cannot predict whether or if the terms and conditions will remain at current levels. Marine hull rates continue to soften, albeit modestly. Aviation, with the exception of treaty excess of loss, remains very challenging with significant over capacity in all aviation segments. Property facultative rates continue their decline and we expect the same to continue in 2011.

International
Internationally, the January 1, 2011 renewals saw challenging market conditions but we believe that the reinsurance market in general has remained disciplined. In line with North America, our main International catastrophe unit in Bermuda saw aggregate reduction in exposure of approximately 10%, although overall premium levels were flat due to price increases on loss affected programs. The business we write in Europe and South Africa was stable and we were able to maintain our price levels as we continue to optimize our portfolio. Latin America and Asia in general remained competitive with new capacity appearing and causing pricing and conditions to generally remain unattractive. Furthermore, due to the recent losses in Australasia, a positive development was the significant increase on rates in that region.

Lloyd's Segment

Overview

Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As a result, there are no comparative numbers for 2008. Due to the start-up nature of the 2009 year of account for Syndicate 1861, the level of earned premium income has gradually ramped up with new business writings, placing strain on the underwriting results as we have incurred expenses for the full periods.

In the normal course of our business, we purchase reinsurance in order to manage our exposures. The amount and type of reinsurance that we enter into is dependent on a variety of factors, including the cost of a particular reinsurance cover and the nature of our gross premiums written during a particular period.

Below is a summary of the underwriting results and ratios for our Lloyd's segment for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Property reinsurance	$ 83,177	$ 60,195	$ 22,982	38.2 %
Short tail specialty and casualty reinsurance	104,243	85,694	18,549	21.6 %
Gross premiums written	187,420	145,889	41,531	28.5 %
Premiums ceded	(24,450)	(18,504)	(5,946)	32.1 %
Net premiums written	162,970	127,385	35,585	27.9 %
Net premiums earned	145,246	62,130	83,116	133.8 %
Other related income	13,566	8,749	4,817	55.1 %
Loss and loss adjustment expenses	(115,711)	(40,847)	(74,864)	183.3 %
Acquisition costs	(34,818)	(14,608)	(20,210)	138.3 %
General and administrative expenses	(26,144)	(15,904)	(10,240)	64.4 %
Underwriting loss	$ (17,861)	$ (480)	$ (17,381)	3,621.0 %
Loss ratio	79.7 %	65.7 %		
Acquisition cost ratio	24.0 %	23.5 %		
General and administrative expense ratio	18.0 %	25.6 %		
Combined ratio	121.7 %	114.8 %		

- The increase in the gross property premiums written is primarily due to the growth in direct and facultative and binder business.

- Premiums ceded were 13.0% of gross premiums written compared to 12.7% of gross premiums written for the same period in 2009.

- Premiums ceded to Flagstone Suisse under our intercompany reinsurance programs were $6.1 million compared to $3.8 million for the same period in 2009. The 2009 intercompany reinsurance program began during the second quarter. This amount is eliminated upon consolidation.

- Net premiums earned growth reflects the maturing of the premiums earning pattern from its start up in 2009.

- Other related income, derived from services provided to syndicates and third parties, increased primarily as a result of the recognition of profit commission from Syndicate 1861's 2007 year of account, recorded in the first quarter in the amount of $7.0 million.

- Notable loss events recorded include:

  - Second quarter 2010 - loss of $17.3 million related to the Deepwater Horizon oil rig ($14.0 million net of reinstatement premiums), and
  - First quarter 2010 - loss of $5.3 million related to the Chile earthquake ($4.9 million net of reinstatement premiums).

- General and administrative expenses include staff and salary related costs, administration expenses and Lloyd's specific costs such as syndicate expenses. The increase is primarily related to the growth in Lloyd's operations.

2011 Outlook

The existing major lines written in London through Syndicate 1861, which includes marine, offshore energy, marine liability, cargo, marine excess of loss, technical property risks, non marine property, general aviation and engineering insurance are expected to see a modest reduction due to the current state of the market and maintenance of our underwriting discipline.

Island Heritage Segment

Overview

Island Heritage is a property and casualty insurer based in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region. We gained controlling interest of Island Heritage on July 3, 2007.

Below is a summary of the underwriting results and ratios for our Island Heritage segment for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Gross premiums written	$ 90,896	$ 84,239	$ 6,657	7.9 %
Premiums ceded	(80,580)	(75,289)	(5,291)	7.0 %
Net premiums written	10,316	8,950	1,366	15.3 %
Net premiums earned	9,224	6,781	2,443	36.0 %
Other related income	23,343	20,968	2,375	11.3 %
Loss and loss adjustment expenses	(1,420)	(980)	(440)	44.9 %
Acquisition costs	(18,102)	(14,213)	(3,889)	27.4 %
General and administrative expenses	(9,300)	(11,679)	2,379	(20.4)%
Underwriting income	$ 3,745	$ 877	$ 2,868	327.0 %
Loss ratio [(1)]	4.4 %	3.5 %		
Acquisition cost ratio [(1)]	55.6 %	51.2 %		
General and administrative expense ratio [(1)]	28.6 %	42.1 %		
Combined ratio [(1)]	88.6 %	96.8 %		

[(1)]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

- The slight increase in gross premiums written is primarily related to continued growth in the Bahamas, offset by softening of rates in the U.S. Virgin Islands and the Cayman Islands. Contracts are written on a per risk basis and consist primarily of property lines.

- Premiums ceded were 88.7% of gross premiums written compared to 89.4% of gross premiums written for the same period in 2009.

- Premiums ceded to Flagstone Suisse under our intercompany reinsurance programs were $35.7 million compared to $34.8 million for the same period in 2009. This amount is eliminated upon consolidation.

- Other related income consists primarily of quota share reinsurance ceding commissions. The other related income includes $15.5 million related to the quota share arrangement between Island Heritage and Flagstone Suisse compared to $14.3 million for the same period in 2009. This amount is eliminated upon consolidation.

Below is a summary of the underwriting results and ratios for the Island Heritage segment for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Gross premiums written	$ 84,239	$ 76,926	$ 7,313	9.5 %
Premiums ceded	(75,289)	(75,759)	470	(0.6)%
Net premiums written	8,950	1,167	7,783	666.9 %
Net premiums earned	6,781	12,668	(5,887)	(46.5)%
Other related income	20,968	13,247	7,721	58.3 %
Loss and loss adjustment expenses	(980)	(2,656)	1,676	(63.1)%
Acquisition costs	(14,213)	(13,897)	(316)	2.3 %
General and administrative expenses	(11,679)	(9,000)	(2,679)	29.8 %
Underwriting income	$ 877	$ 362	$ 515	142.3 %
Loss ratio [(1)]	3.5 %	10.2 %		
Acquisition cost ratio [(1)]	51.2 %	53.6 %		
General and administrative expense ratio [(1)]	42.1 %	34.7 %		
Combined ratio [(1)]	96.8 %	98.5 %		

[(1)]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

- The increase in gross premiums written is primarily related to continued growth in the Cayman Islands, Bahamas, and Turks and Caicos, partially offset by a reduction in premiums as a result of the cessation of business of our agents in Jamaica and Bermuda.
- Premiums ceded were 89.4% of gross premiums written compared to 98.5% of gross premiums written for the same period in 2008. Island Heritage's reinsurance program, which is an April 1 renewal, comprising excess of loss and quota share programs, was significantly changed on April 1, 2008, compared to prior years, resulting in the addition of increased net quota share reinsurance as at April 1, 2008 resulted in the addition of increased net quota share reinsurance as at April 1, 2008 and subsequent to April 1, 2009 program renewal. The change in the reinsurance program enabled Island Heritage to enter into new markets as well as increase penetration in existing markets whilst reducing its net loss exposure and results volatility due to the impact of catastrophic losses.
- Premiums ceded to Flagstone Suisse under our intercompany reinsurance programs were $34.8 million and $35.2 million for the years ended December 31, 2009 and 2008, respectively.
- Net premiums earned for 2009 were lower compared to the same period in 2008, primarily due to the difference in the reinsurance program in place for both years.
- The decrease in loss and loss adjustment expenses in the year ended December 31, 2009 is primarily related to the favorable settlement of claims incurred during 2008 in respect of Hurricanes Gustav, Hanna, Ike, Omar and Paloma.
- General and administrative expenses increased as Island Heritage continues to grow its operations including its Puerto Rico office and to enhance its underwriting and claims operating platform.

2011 Outlook

The general economic outlook for the Caribbean is expected to be neutral with little economic growth in 2011. Despite this, the market outlook for Island Heritage for 2011 is positive as we anticipate some organic volume growth throughout existing markets in the Caribbean. This growth will however be offset by continued softening pressure on primary insurance rates as a result of competition and a lack of catastrophic events in recent years.

Investment Results

Our investment portfolio is structured to preserve capital and provide us with a high level of liquidity and is managed to produce a total return. In assessing returns under this approach, we include investment income and realized and unrealized gains and losses generated by the investment portfolio.

The total return on our investment portfolio, excluding noncontrolling interests in the investment portfolio, comprises investment income and realized and unrealized gains and losses on investments.

	For the years ended December 31,				
	2010	Change	2009	Change	2008
Investment portfolio return	4.2 %	(0.4)%	4.6 %	18.5 %	(13.9)%

- The change in the return on invested assets during the year ended December 31, 2010, compared to the same period in 2009 is primarily due to lower interest rates and a lower impact of tightening credit spreads during the year.

- The change in the return on invested assets of during the year ended December 31, 2009, compared to the same period in 2008 is primarily due to the 2008 return being negatively impacted by the global financial crisis.

Net investment income

Net investment income is derived from interest earned on investments, reduced by investment management and custody fees. We allocate expenses considered to be directly related to investments to investment income.

The following table sets forth net investment income for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Cash and cash equivalents	$ 1,435	$ 3,231	$ (1,796)	(55.6)%
Fixed maturity investments	33,307	28,283	5,024	17.8 %
Short term investments	1,004	1,405	(401)	(28.5)%
Equity investments	-	76	(76)	(100.0)%
Other investments	706	415	291	70.1 %
Investment expenses	(4,970)	(4,879)	(91)	1.9 %
Net investment income	**$ 31,482**	**$ 28,531**	**$ 2,951**	10.3 %

- The increase is principally due to the increase in yield caused by the change in asset allocation, which was partially offset by lower interest rates during the year.

The following table sets forth net investment income for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Cash and cash equivalents	$ 3,231	$ 13,498	$ (10,267)	(76.1)%
Fixed maturity investments	28,283	41,784	(13,501)	(32.3)%
Short term investments	1,405	566	839	148.2 %
Equity investments	76	79	(3)	(3.8)%
Other investments	415	541	(126)	(23.3)%
Investment expenses	(4,879)	(5,070)	191	(3.8)%
Net investment income	**$ 28,531**	**$ 51,398**	**$ (22,867)**	(44.5)%

- The decrease is principally due to a significant decrease in interest rates and lower amortization on the Treasury Inflation Protected Securities ("TIPS") caused by the impact of the negative inflation index. On the TIPS, the negative amortization is offset by gains reported in net realized and unrealized gains (losses) – investments.

Net realized and unrealized gains and losses - investments

Net realized and unrealized gains and losses – investments is comprised of; fixed maturities, equities, other investments and investment portfolio derivatives. We enter into investment portfolio derivatives including global equity, global bond, commodity and real estate futures, TBAs, total return swaps and interest rate swaps. We enter into index futures contracts and total return swaps to gain or reduce our exposure to an underlying asset or index. We also purchase TBAs as part of our investing activities. We enter into interest rate swaps and interest rate futures in order to manage portfolio duration and interest rate risk. Exposure to these instruments is managed based on guidelines established by management and is approved by the Board.

The following table is the breakdown of net realized and unrealized gains (losses) - investments for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Net realized gains on fixed maturities	$ 24,665	$ 21,005	$ 3,660	17.4 %
Net unrealized gains on fixed maturities	8,730	34,582	(25,852)	(74.8)%
Net realized (losses) on equities	-	(1,927)	1,927	100.0 %
Net unrealized gains on equities	11	2,778	(2,767)	(99.6)%
Net realized and unrealized gains (losses) on derivative instruments - investments	437	(15,145)	15,582	102.9 %
Net realized and unrealized gains (losses) on other investments	9,926	(1,625)	11,551	710.8 %
Total net realized and unrealized gains - investments	**$ 43,769**	**$ 39,668**	**$ 4,101**	10.3 %

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Futures contracts	$ 14,290	$ 12,458	$ 1,832	14.7 %
Total return swaps	1,105	(4,630)	5,735	123.9 %
Foreign currency forward contracts	(15,840)	(25,375)	9,535	37.6 %
Mortgage-backed securities TBA	882	2,402	(1,520)	(63.3)%
Net realized and unrealized gains (losses) on derivatives - investments	**$ 437**	**$ (15,145)**	**$ 15,582**	102.9 %

- The change in net realized and unrealized gains on the fixed maturities are primarily due to foreign exchange on non-U.S. dollar bonds, lower interest rates, and the tightening of credit spreads. Foreign exchange gains were largely offset by losses on derivatives used for foreign exchange hedging.

- The change in net realized and unrealized gains on other investments are primarily due to net realized and unrealized gains on Catastrophe bonds and investment funds.

- The change in net realized and unrealized gains on futures contracts are primarily due to positive performance of equity and commodities markets.

- The change in net realized and unrealized losses on foreign currency forward contracts are related to currency hedges on non-U.S. dollar bonds and are offset by net realized and unrealized gains on the fixed maturities.

The following table is the breakdown of net realized and unrealized gains (losses) – investments for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Net realized gains (losses) on fixed maturities	$ 21,005	$ (9,143)	$ 30,148	329.7 %
Net unrealized gains (losses) on fixed maturities	34,582	(14,130)	48,712	344.7 %
Net realized (losses) on equities	(1,927)	(52,410)	50,483	96.3 %
Net unrealized gains (losses) on equities	2,778	(2,401)	5,179	215.7 %
Net realized and unrealized (losses) on derivative instruments - investments	(15,145)	(164,016)	148,871	90.8 %
Net realized and unrealized (losses) on other investments	(1,625)	(30,106)	28,481	94.6 %
Total net realized and unrealized gains (losses) - investments	**$ 39,668**	**$ (272,206)**	**$ 311,874**	114.6 %

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Futures contracts	$ 12,458	$ (147,493)	$ 159,951	108.4 %
Total return swaps	(4,630)	(18,431)	13,801	74.9 %
Interest rate swaps	-	(295)	295	100.0 %
Foreign currency forward contracts	(25,375)	-	(25,375)	0.0%
Mortgage-backed securities TBA	2,402	2,203	199	9.0 %
Total net realized and unrealized (losses) on derivatives- investments	**$ (15,145)**	**$ (164,016)**	**$ 148,871**	90.8 %

- The change in net realized and unrealized gains on fixed maturities were due to the tightening of the credit spreads during 2009 and also to the realized and unrealized gains on the foreign currency portfolios caused by the weakening of the U.S. dollar. Foreign exchange gains were largely offset by losses on derivatives used for foreign exchange hedging.
- The change in net realized and unrealized gains on equities were primarily due to the positive performance of the emerging equity markets during the year.
- The change in net realized and unrealized losses on other investments were due to gains on the Catastrophe Bond portfolio and losses on the investment funds held.
- Net change in realized and unrealized gains on futures contracts were primarily due to the positive performance of equity and commodities markets offset by losses on global bond futures.
- The change in net realized and unrealized losses on swap contracts were primarily due to gains on U.S. equity exposure offset by losses on global inflation bond exposure.
- The change in net realized and unrealized losses on foreign currency forward contracts were related to currency hedges on non-U.S. dollar bonds and are offset by net realized and unrealized gains on the fixed maturities.

Treasury Hedging and Other

Net realized and unrealized gains and losses – other

Our policy is to hedge the majority of our currency exposure with derivative instruments such as currency swaps and foreign currency forward contracts.

Currency swaps and foreign currency forward contracts are used to hedge the economic currency exposure of our investment in foreign subsidiaries and to hedge operational balances such as premiums receivable, loss reserves and the portion of our long term debt issued in Euros.

Reinsurance derivatives relate to ILWs that are structured as derivative transactions. The amounts shown in the tables below are premiums earned on ILWs.

The following table is the breakdown of net realized and unrealized gains - other for the years ended December 31, 2010 and 2009:

	For the years ended December 31,			
	2010	2009	$ Change	% Change
Currency swaps	$ (1,290)	$ 661	$ (1,951)	(295.2)%
Foreign currency forward contracts	13,930	8,202	5,728	69.8 %
Reinsurance derivatives	1,801	2,390	(589)	(24.6)%
Net realized and unrealized gains - other	**$ 14,441**	**$ 11,253**	**$ 3,188**	28.3 %

- The net losses associated with the currency swaps and the gains associated with the foreign currency forward contracts are due to currency fluctuation which is partially offset by losses recorded through balance sheet currency revaluations and are attributable to operational hedges on reinsurance balances.

- The decrease in net realized and unrealized gains on reinsurance derivatives was due to the decreased number of ILWs classified as derivatives written during 2010.

The following table is the breakdown of net realized and unrealized gains – other for the years ended December 31, 2009 and 2008:

	For the years ended December 31,			
	2009	2008	$ Change	% Change
Currency swaps	$ 661	$ (783)	$ 1,444	184.4 %
Interest rate swaps	-	(1,353)	1,353	100.0 %
Foreign currency forward contracts	8,202	7,095	1,107	15.6 %
Reinsurance derivatives	2,390	6,658	(4,268)	(64.1)%
Net realized and unrealized gains - other	**$ 11,253**	**$ 11,617**	**$ (364)**	(3.1)%

- The net gains associated with the currency swaps and foreign currency forward contracts are due to currency fluctuation which is partially offset by losses recorded through balance sheet currency revaluations and are attributable to Flagstone Suisse's net assets (undesignated hedge) and on operational hedges on reinsurance balances.

- The decrease in net realized and unrealized gains on reinsurance derivatives was due to the decreased number of ILWs determined to be derivatives written during 2009.

Interest Expense

Interest expense consists of interest due on outstanding debt securities and the amortization of debt offering expenses.

2010 versus 2009

Interest expense was $10.4 million for the year ended December 31, 2010, compared to $12.1 million for the year ended December 31, 2009. For the year ended December 31, 2010, compared to the same period in 2009, the decrease of $1.7 million in interest expense is primarily related to the decrease in short term interest rates.

2009 versus 2008

Interest expense was $12.1 million for the year ended December 31, 2009, compared to $18.3 million for the year ended December 31, 2008. For the year ended December 31, 2009, compared to the same period in 2008, the decrease of $6.2 million in interest expense is primarily related to the decrease in short term interest rates and the repurchase of $11.25 million of principal amount of our outstanding $100.0 million Notes during the second quarter of 2008.

Foreign Exchange

2010 versus 2009

For the year ended December 31, 2010, we experienced net foreign exchange losses of $4.7 million compared to net foreign exchange losses of $3.2 million for the year ended December 31, 2009. For the year ended December 31, 2010, the net foreign exchange losses were principally experienced on the net monetary asset and liability balances denominated in foreign currencies which generally strengthened against the U.S. dollar, during the year. Our policy is to hedge the majority of our foreign currency exposures with derivative instruments such as foreign currency swaps and foreign currency forward contracts. Net realized and unrealized gains and losses on derivatives used to hedge those balances are included in "Net realized and unrealized gains – other" in the consolidated statements of operations and comprehensive income.

We have entered into certain foreign currency forward contracts that are designated as hedges in order to hedge our net investments in foreign subsidiaries. The accounting for the gains and losses associated with changes in fair value of the designated hedge instruments were recorded in other comprehensive income as part of the cumulative translation adjustment, to the extent that they are effective as hedges. We designated foreign currency forwards with notional contractual value of $43.2 million as hedging instruments, which had a fair value of $(0.5) million as of December 31, 2010. During the year ended December 31, 2010, we recorded $0.2 million of realized and unrealized losses directly into comprehensive income as part of the cumulative translation adjustment for the effective portion of the hedge. All other derivatives are not designated as hedges, and accordingly, the realized and unrealized gains and losses arising during the year are included in income in "Net realized and unrealized gains (losses) — investments" and "Net realized and unrealized gains — other" in the consolidated statements of operations and comprehensive income.

2009 versus 2008

For the year ended December 31, 2009, we experienced net foreign exchange losses of $3.2 million compared to net foreign exchange losses of $21.5 million for the year ended December 31, 2008. For the year ended December 31, 2009, the net foreign exchange losses were principally experienced on the net monetary asset and liability balances denominated in foreign currencies which generally weakened against the U.S. dollar, especially during the third and fourth quarters of 2009. Our policy is to hedge the majority of our foreign currency exposures with derivative instruments such as foreign currency swaps and forward contracts. Net realized and unrealized gains and losses on derivatives used to hedge those balances are included in "Net realized and unrealized gains – other" in the consolidated statements of operations and comprehensive income.

We have entered into certain foreign currency forward contracts that are designated as hedges in order to hedge our net investments in foreign subsidiaries. The accounting for the gains and losses associated with changes in fair value of the designated hedge instruments were recorded in other comprehensive income as part of the cumulative translation adjustment, to the extent that it is effective as a hedge. We designated foreign currency forwards with notional contractual value of $162.0 million as hedging instruments, which had a fair value of $(0.4) million as of December 31, 2009. During the year ended December 31, 2009, we recorded $4.6 million of realized and unrealized losses directly into comprehensive income as part of the cumulative translation adjustment for the effective portion of the hedge. All other derivatives are not designated as hedges, and accordingly, the realized and unrealized gains and losses arising during the year are included in income in "Net realized and unrealized gains (losses) — investments" and "Net realized and unrealized gains — other" in the consolidated statements of operations and comprehensive income.

Income Tax Expense

We have subsidiaries that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which our subsidiaries are subject to tax are South Africa, Canada, India, Switzerland, U.S. Virgin Islands ("USVI"), United Kingdom, and the U.S. However since the majority of our income to date has been earned in Bermuda where we are exempt from income tax, the impact of income taxes to date has been minimal.

2010 versus 2009

During the year ended December 31, 2010, income tax recovery (expense) was $4.1 million compared to $(5.4) million for the year ended December 31, 2009. The decrease for the year ended December 31, 2010, compared to the same period in 2009, is primarily attributable the recognition of a deferred tax asset on tax loss carryforward in the U.K. and to lower taxable income in jurisdictions around the world that are subject to tax.

2009 versus 2008

During the year ended December 31, 2009, income tax expense was $5.4 million compared to $1.2 million for the year ended December 31, 2008. The increase for the year ended December 31, 2009, compared to the same period in 2008, is primarily attributable to higher taxable income in jurisdictions around the world that are subject to tax as well as the acquisition of Flagstone Africa in June 2008, which resulted in taxable income being earned in South Africa.

Noncontrolling Interest

2010 versus 2009

The results of Mont Fort have been included in our audited consolidated financial statements, with the portions of Mont Fort's net income and shareholders' equity attributable to the preferred shareholders recorded as noncontrolling interest since January 12, 2007 in accordance with the FASB ASC Topic on Consolidation. In relation to Mont Fort, we recorded losses attributable to noncontrolling interest of $10.5 million for the year ended December 31, 2010, compared to income of $26.3 million for the year ended December

31, 2009, an increase of $36.8 million primarily due to the losses recorded in the second quarter of 2010 of $22.9 million related to the Deepwater Horizon oil rig.

The results of operations of Island Heritage have been included in our audited consolidated financial statements from July 1, 2007, onwards, with the portions of Island Heritage's net income and shareholders' equity attributable to minority shareholders recorded as noncontrolling interest. We recorded income attributable to noncontrolling interest of $1.9 million for the year ended December 31, 2010, compared to losses of $1.7 million for the year ended December 31, 2009.

2009 versus 2008

The results of Mont Fort have been included in our audited consolidated financial statements, with the portions of Mont Fort's net income and shareholders' equity attributable to the preferred shareholders recorded as noncontrolling interest since January 12, 2007 in accordance with the FASB ASC Topic on Consolidation. In relation to Mont Fort, we recorded income attributable to noncontrolling interest of $26.3 million for the year ended December 31, 2009, compared to $14.2 million for the year ended December 31, 2008, an increase of $12.1 million due to the positive underwriting results of Mont Fort in 2009 as the 2008 results were impacted by negative investment returns and Hurricane Ike losses.

On June 30, 2009, Island Heritage, in which we hold a controlling interest, issued 2,709 shares to certain of its employees under a performance share unit plan. Prior to this transaction, we held an ownership interest in Island Heritage of 59.2% and as of December 31, 2009, we held an interest of 58.8%. The results of operations of Island Heritage have been included in our audited consolidated financial statements from July 1, 2007, onwards, with the portions of Island Heritage's net income and shareholders' equity attributable to minority shareholders recorded as noncontrolling interest. The Company recorded income attributable to noncontrolling interest of $1.7 million for the year ended December 31, 2009, compared to losses of $0.6 million for the year ended December 31, 2008.

The results of operations of Flagstone Africa have been included in the Company's audited consolidated financial statements from June 26, 2008, onwards, with the portions of Flagstone Africa's net income and shareholders' equity attributable to minority shareholders recorded as noncontrolling interest. On November 10, 2009, Flagstone Suisse became the sole shareholder of Flagstone Africa by acquiring the remaining 35% of shares owned by Imperial Holdings Limited for a purchase price of $11.4 million. We recorded a noncontrolling interest charge of $0.1 million for the year ending December 31, 2008.

Comprehensive Income (Loss)

2010 versus 2009

Comprehensive income attributable to Flagstone for the year ended December 31, 2010 was $97.9 million compared to $243.5 million for the same period in 2009. For the year ended December 31, 2010, comprehensive income included $88.4 million of net income, $0.6 million for the change in the currency translation adjustment, and $0.2 million for the change in the defined benefit pension plan obligation compared to $270.7 million of net income, $2.6 million for the change in the currency translation adjustment, and $0.1 million for the change in defined benefit pension plan transitional obligation for the year ended December 31, 2009.

The currency translation adjustment is a result of the translation of our foreign subsidiaries into U.S. dollars, net of transactions designated as hedges of net foreign investments. We have entered into certain foreign currency forward contracts that are designated as hedges in order to hedge our net investment in foreign subsidiaries. To the extent that the contract is effective as a hedge, both the realized and unrealized gains and losses associated with the designated hedge instruments are recorded in other comprehensive income as part of the cumulative translation adjustment. We designated $43.2 million and $162.0 million of foreign currency forwards contractual value as hedge instruments, which had a fair value of $(0.5) million and $(0.4) million, at December 31, 2010 and 2009, respectively. The Company recorded $0.2 million and $4.6 million of realized and unrealized foreign exchange losses on these hedges during the years ended December 31, 2010 and 2009, respectively.

2009 versus 2008

Comprehensive income (loss) attributable to Flagstone for the year ended December 31, 2009, was $243.5 million compared to $(203.0) million for the same period in 2008. For the year ended December 31, 2009, comprehensive income (loss) included $270.7 million of net income, $2.6 million for the change in the currency translation adjustment, and $0.1 million for the change in the defined benefit pension plan obligation compared to a net loss of $173.7, million, $(16.3) million for the change in the currency translation adjustment, and $(0.9) million for the change in defined benefit pension plan transitional obligation for the year ended December 31, 2008.

We designated $162.0 million and $337.7 million of foreign currency forwards contractual value as hedge instruments, which had a fair value of $(0.4) million and $(5.7) million, at December 31, 2009 and 2008, respectively. We recorded $4.6 million and $17.0 million of realized and unrealized foreign exchange losses on these hedges during the years ended December 31, 2009 and 2008, respectively.

Financial Condition, Liquidity, and Capital Resources

Financial Condition

Investments

At December 31, 2010, our total investments, cash and cash equivalents, and restricted cash was $2.0 billion, compared to $1.9 billion at December 31, 2009.

The major factors contributing to the increase in 2010, were:

- Lower net income of $182.3 million;
- Increased purchases of fixed maturity investment of $530.0 million;
- Increased sales of fixed maturity investment of $1.1 billion;
- Increased purchase of fixed asset of $18.6 million
- Decreased restricted cash of $86.0 million
- Increased common share repurchases of $139.2 million;
- Repurchase of warrant of $14.2 million, inclusive of related expenses of $0.7 million;
- Increased repurchases of Mont Fort preferred shares of $16.4 million; and
- No long term debt repayment as in 2009 of $15.0 million.

Our investment management guidelines are set by the Finance Committee of our Board. The Finance Committee establishes investment policies and guidelines for both internal and external investment managers. Our investment philosophy is to maintain a high-quality, well-balanced and liquid portfolio having the dual objectives of optimizing current investment income and achieving capital appreciation.

We have a bias against active management in favor of indexing and passive securities that are generally the most liquid. When they are part of the asset allocation, a number of our equity and other exposure implementations use futures contracts and swaps, whereas the short term investments, support the futures contracts as if those assets were pledged and not available for liquidity purposes. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. This implementation strategy gives us a low cost and efficient way, using a mixture of passive assets and outside managers, to complement our in-house capability for overall portfolio management, liquidity management and hedging.

Our investment portfolio on a risk basis, at December 31, 2010, comprised 87.1% fixed maturities, short-term investments and cash and cash equivalents, 6.0% equities and the balance in other investments. We believe our investments can be liquidated and converted into cash within a very short period of time. However, our investment funds, which represent 2.0% of our total investments and cash and cash equivalents at December 31, 2010, do not trade in active markets and are subject to redemption provisions that prevent us from converting them into cash immediately.

At December 31, 2010, all of the fixed maturity securities in our investment portfolio were rated investment-grade (BBB- or higher) by Standard & Poor's (or an equivalent rating by another rating agency) with an average rating of AA+. At December 31, 2009, all of the fixed maturity securities in our investment portfolio, with the exception of $0.5 million were rated investment-grade (BBB- or higher) by Standard & Poor's (or estimated equivalent by another rating agency) with an average rating of AA+.

At December 31, 2010 and 2009, the average duration of our investment portfolio was 2.0 years and 2.3 years, respectively. The decrease is mostly due to the interest rate futures contracts used to manage duration.

As noted above, our investment strategy allows the use of derivative instruments such as futures contracts, total return swaps, foreign exchange forward contracts, interest rate swaps, and TBAs, subject to strict limitations. Derivative instruments may be used to replicate investment positions or to manage currency and market exposures and duration risk that would be allowed under our investment policy if implemented in other ways. These derivatives seek investment results that generally correspond to the price and yield performance of the underlying markets. The fair value of our derivatives at December 31, 2010 was $(5.1) million, compared to $9.7 million at December 31, 2009.

The cost or amortized cost, gross unrealized gains and losses and carrying values of our fixed maturity, short term, equity and other investments as at December 31, 2010 and 2009, are as follows:

	As at December 31, 2010			
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. government and agency securities	$ 266,329	$ 5,882	$ (375)	$ 271,836
U.S. states and political subdivisions	90	2	-	92
Other foreign governments	267,787	18,618	(480)	285,925
Corporates	586,523	20,260	(4,239)	602,544
Mortgage-backed securities	222,171	2,910	(2,224)	222,857
Asset-backed securities	90,968	261	(621)	90,608
	1,433,868	**47,933**	**(7,939)**	**1,473,862**
Short term investments				
U.S. government and agency securities	2,998	-	-	2,998
Corporates	11,256	1	(4)	11,253
	14,254	**1**	**(4)**	**14,251**
Equity investments	7,931	4	(7,652)	283
	7,931	**4**	**(7,652)**	**283**
Other investments				
Investment funds	42,728	3,798	(6,533)	39,993
Catastrophe bonds	75,484	1,226	(19)	76,691
	118,212	**5,024**	**(6,552)**	**116,684**
Totals	**$ 1,574,265**	**$ 52,962**	**$ (22,147)**	**$ 1,605,080**

	As at December 31, 2009			
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. government and agency securities	$ 421,215	$ 12,186	$ (1,686)	$ 431,715
U.S. states and political subdivisions	1,907	11	(15)	1,903
Other foreign governments	112,119	3,426	(1,118)	114,427
Corporates	504,855	15,763	(1,376)	519,242
Mortgage-backed securities	108,652	3,969	(554)	112,067
Asset-backed securities	49,439	253	(485)	49,207
	1,198,187	**35,608**	**(5,234)**	**1,228,561**
Short term investments				
U.S. government and agency securities	145,600	6	(2)	145,604
Other foreign governments	3,877	136	-	4,013
Corporates	80,223	1,419	(738)	80,904
Asset-backed securities	1,909	4	-	1,913
	231,609	**1,565**	**(740)**	**232,434**
Equity investments	8,516	124	(8,350)	290
	8,516	**124**	**(8,350)**	**290**
Other investments				
Investment funds	13,239	-	(7,753)	5,486
Catastrophe bonds	35,777	402	(51)	36,128
	49,016	**402**	**(7,804)**	**41,614**
Totals	**$ 1,487,328**	**$ 37,699**	**$ (22,128)**	**$ 1,502,899**

Other investments do not include an investment accounted for under the equity method in which the Company is deemed to have a significant influence and accordingly is not accounted for at fair value under the FASB ASC guidance for financial instruments. This investment is recorded at $3.1 million and $4.3 million at December 31, 2010 and 2009, respectively.

Other investments

At December 31, 2010, other investments amounted to $119.8 million compared to $45.9 million at December 31, 2009. At December 31, 2010, the other investments comprised of $76.7 million in catastrophe bonds and $40.0 million in investment funds, which are recorded at fair value and our equity method investment of $3.1 million. The increase in other investments during the year ended December 31, 2010 is principally related to net purchases of catastrophe bonds and investment funds.

	As at December 31,	
	2010	**2009**
Investment funds	$ 39,993	$ 5,486
Catastrophe bonds	76,691	36,128
Equity investment	3,080	4,320
Total other investments	**$ 119,764**	**$ 45,934**

Rating Distribution

The following table presents a breakdown of the credit quality of the Company's fixed maturity and short term investments as at December 31, 2010 and 2009:

	As at December 31,			
	2010		**2009**	
	Fair value	**Percentage of total**	**Fair value**	**Percentage of total**
Rating Category				
AAA	$ 903,230	60.7 %	$ 1,043,223	71.4 %
AA	193,302	13.0 %	111,300	7.6 %
A	262,086	17.6 %	214,214	14.7 %
BBB	129,495	8.7 %	91,723	6.3 %
Below investment grade	-	0.0 %	535	0.0 %
Total	**$ 1,488,113**	100.0 %	**$ 1,460,995**	100.0 %

Maturity Distribution

The following table presents the contractual maturity dates of fixed maturity and short term investments as at December 31, 2010 and 2009:

	As at December 31,			
	2010		**2009**	
	Amortized cost	**Fair value**	**Amortized cost**	**Fair value**
Due within one year	$ 38,558	$ 39,909	$ 308,865	$ 312,253
Due after 1 through 5 years	808,954	836,825	577,634	588,707
Due after 5 through 10 years	196,683	202,136	311,819	324,095
Due after 10 years	90,788	95,778	71,478	72,753
Mortgage and asset-backed securities	313,139	313,465	160,000	163,187
Total	**$ 1,448,122**	**$ 1,488,113**	**$ 1,429,796**	**$ 1,460,995**

Actual maturities may differ from contractual maturities because certain borrowers have the right to prepay certain obligations with or without prepayment penalties.

Loss and Loss Adjustment Expense Reserves

We establish loss reserves to estimate the liability for the payment of all loss and loss adjustment expenses incurred with respect to premiums earned on our contracts. Loss reserves do not represent an exact calculation of the liability. Loss reserves represent estimates, including actuarial and statistical projections at a given point in time to reflect our expectations of the ultimate settlement and administration costs of claims incurred. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. We believe that the recorded unpaid loss and loss adjustment expenses represent management's best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2010. See "Critical Accounting Estimates — Loss and Loss Adjustment Expense Reserves" for additional information concerning loss and loss adjustment expenses.

The following table represents an analysis of paid and incurred losses and a reconciliation of the beginning and ending loss and loss adjustment expense reserves as at and for the years ended December 31, 2010 and 2009:

	As at and for the years ended December 31,			
		2010		2009
Gross liability at beginning of year	$	480,660	$	411,565
Reinsurance recoverable at beginning of year		(19,270)		(16,422)
Net liability at beginning of year		461,390		395,143
Net incurred losses related to:				
Current year		541,234		289,775
Prior year		(11,098)		(6,590)
		530,136		283,185
Net paid losses related to:				
Current year		148,592		90,964
Prior year		163,623		139,475
		312,215		230,439
Effects of foreign exchange rate changes		12,587		13,501
Other		1,233		-
Net liability at end of year		693,131		461,390
Reinsurance recoverable at end of year		28,183		19,270
Gross liability at end of year	$	721,314	$	480,660

The prior year reduction in the net incurred losses arose from the revision of our loss estimates upon receipt of updated information from our clients and brokers. During the year ended December 31, 2010, we had total net positive development of $11.1 million; $(18.3) million relating to the 2009 year and $29.4 million relating to the 2008 year and prior. The net favorable development in 2010 was primarily due to actual loss emergence in the property catastrophe, property, and the short-tail specialty and casualty lines of business being lower than the initial expected loss emergence.

The significant increase in the reserves in 2010 is primarily attributable to more severe catastrophe losses in 2010 than in 2009 resulting from the Chile earthquake, the New Zealand earthquake and the Queensland floods and the Australia aggregate cover.

Shareholders' Equity and Capital Resources Management

As at December 31, 2010, Flagstone's shareholders' equity was $1.1 billion, a 6.3% decrease compared to $1.2 billion at December 31, 2009. The decrease in shareholders' equity is principally due to net income attributable to Flagstone for the year ended December 31, 2010 of $97.1 million, offset by share repurchases of $164.3 million, distributions declared of $17.5 million and repurchase of Mont Fort ILW 2 preferred shares of $79.5 million.

We actively manage our capital to support our underwriting operations and for the benefit of our shareholders, subject to the ability to maintain strong ratings from the rating agencies and maintain our ability to pay claims as they arise. Generally, we will seek to raise additional capital when our current capital position is not sufficient to support attractive business opportunities available. Conversely, we will seek to reduce our capital, through dividends or stock repurchases, when the opportunity set is insufficient to achieve our targeted long term returns. For further information on share repurchases refer to Note 14 "Shareholders' Equity" in Item 8 – Financial Statements and Supplementary Data of this Annual Report.

Management uses growth in diluted book value per share as a prime measure of value generated for our common shareholders. Diluted book value per share is defined as total Flagstone shareholders' equity divided by the number of common shares and common share equivalents outstanding at the end of the period including all potentially dilutive securities such as the warrant, PSU and RSU. In 2010, our diluted book value per share increased from $13.97 at December 31, 2009 to $15.51 at December 31, 2010, an increase of 12.1% inclusive of distributions paid during 2010 of $0.16 per share.

Long Term Debt

On August 23, 2006, we raised gross and net proceeds of $136.7 million and $132.8 million, respectively, of Deferrable Interest Debentures. The Deferrable Interest Debentures have a floating rate of interest equal to (i) LIBOR plus 354 basis points per annum, reset quarterly for the dollar-denominated principal amount and (ii) Euro Interbank Offered Rated ("Euribor") plus 354 basis points per annum, reset quarterly for the Euro-denominated principal amount. The Deferrable Interest Debentures mature on September 15, 2036, and may be called at par by us at any time after September 15, 2011. We may defer payment of the interest for up to 20 consecutive quarterly periods, but no later than September 15, 2011. Any deferred interest payments would accrue interest quarterly on a compounded basis.

In June 2007, we, through our wholly-owned subsidiary Flagstone Finance S.A., raised gross and net proceeds of $100.0 million and $98.9 million, respectively, through a private placement of Junior Subordinated Deferrable Interest Notes. These notes have a floating rate of interest equal to LIBOR plus 300 basis points per annum, reset quarterly. These notes mature on July 30, 2037, and may be called at par by us at any time after July 30, 2012. We may defer interest payment for up to 20 consecutive quarterly periods, but no later than July 30, 2012. Any deferred interest payments would accrue interest quarterly on a compounded basis.

In September 2007, we raised gross and net proceeds of $25.0 million and $24.7 million, respectively, through a private placement of Junior Subordinated Deferrable Interest Notes. These notes have a floating rate of interest equal to LIBOR plus 310 basis points per annum, reset quarterly. These notes mature on September 15, 2037, and may be called at par by us at any time after September 15, 2012. We may defer interest payment for up to 20 consecutive quarterly periods, but no later than September 15, 2012. Any deferred interest payments would accrue interest quarterly on a compounded basis.

The indenture governing our Deferrable Interest Debentures would restrict us from declaring or paying distributions on our common shares if the Company:

- is downgraded by A.M. Best to a financial strength rating below A- and fails to renew more than 51% of its net premiums written during any twelve-month period;
- is downgraded by A.M. Best to a financial strength rating below A- and sells more than 51% of its rights to renew net premiums written over the course of a twelve-month period;
- is downgraded by A.M. Best to a financial strength rating below B++; or
- withdraws its financial strength rating from A.M. Best.

In May 2008, we repurchased, in a privately negotiated transaction, $11.25 million of principal amount of our outstanding $100.0 million notes. The purchase price paid for the notes was 81% of face value, representing a discount of 19%. The repurchase resulted in a gain of $1.8 million, net of unamortized debt issuance costs of $0.1 million that were written off. The gain has been included in other income as a gain on early extinguishment of debt.

At December 31, 2010 and 2009, we were in compliance with all required covenants, and no conditions of default existed related to our long term debt. We may incur additional indebtedness in the future if we determine that it would be an efficient component of our capital structure.

Our capital management strategy is to preserve sufficient capital to support our financial strength ratings and our future growth while maintaining conservative financial leverage and earnings coverage ratios.

The table below sets forth the capital structure of the Company as at December 31, 2010 and 2009:

	As at December 31,					
	2010			2009		
Long term debt	$	251,122	18.1 %	$	252,402	17.2 %
Common shares		845	0.0 %		850	0.1 %
Common shares held in treasury		(178,718)	(12.9)%		(19,750)	(1.3)%
Additional paid-in capital		904,235	65.3 %		912,547	62.3 %
Accumulated other comprehensive loss		(6,178)	(0.4)%		(6,976)	(0.5)%
Retained earnings		414,549	29.9 %		324,347	22.2 %
Total capital	$	1,385,855	100.0 %	$	1,463,420	100.0 %

Liquidity

Liquidity is a measure of our ability to access sufficient cash flows to meet the short term and long term cash requirements of our business operations. Management believes that our significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future. For the three years ended December 31, 2010, we have had sufficient cash flows from operations to meet our liquidity requirements. We expect that our operational needs for liquidity for at least the next twelve months will be met by our balance of cash, funds generated from underwriting activities, investment income and the proceeds from sales and maturities of our investment portfolio. In the current financial environment, it may be difficult for the insurance industry generally, and Flagstone in particular, to raise additional capital when required, on acceptable terms or at all. Cash and cash equivalents were $345.7 million as at December 31, 2010.

We are a holding company that conducts no operations of our own. We rely primarily on cash distributions and return of capital from our subsidiaries to pay our operating expenses and make principal and interest payments on our long term debt. There are restrictions on the payment of dividends from Flagstone Suisse to us, which are described in more detail below. We have paid a quarterly cash distribution of $0.04 per common share beginning in the third quarter of 2007 and for each quarter thereafter. Distributions paid per common share are in the form of a non-dividend return of capital. Prior to the Redomestication, such distributions were in the form of dividends. Our subsidiaries' sources of funds consist primarily of premium receipts net of commissions, investment income, capital raising activities including the issuance of common shares, long term debt and proceeds from sales and maturities of investments. Cash is used primarily to pay losses and loss adjustment expenses, reinsurance purchased, brokerage, general and administrative expenses and dividends, with the remainder made available to our investment managers for investment in accordance with our investment policy. In the future, we may use cash to fund any authorized share repurchases and acquisitions.

Cash flows from operations for the year ended December 31, 2010 decreased to $292.5 million from $338.4 million as compared to the same period in 2009. This decrease in cash flows from operations was primarily related to a lower net income and increased reinsurance premium receivables, offset by increased loss and loss adjustment expense reserves. Because a large portion of the coverages we provide typically can produce losses of high severity and low frequency, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

Cash used in investing activities was $25.6 million for 2010, compared with $660.0 million for 2009. The decrease for 2010 was due primarily to less net purchases and sales of fixed income securities, increased purchases of fixed assets and decreased restricted cash.

Cash flows relating to financing activities include the payment of distributions to shareholders, share related transactions and the issuance or repayment of debt. During the year ended December 31, 2010, net cash of $269.8 million was used in financing activities, compared to $110.8 million provided by financing activities for the year ended December 31, 2009. In 2010, the net cash used in financing activities related principally to the redemption of preferred shares in Mont Fort ILW 2, the repurchase of common shares held in treasury, and the repurchase of a warrant. In 2009, the net cash used in financing activities related principally to the payment of distributions, the redemption of preferred shares in Mont Fort ILW 1, the repurchase of common shares and the repayment of debt.

We may incur additional indebtedness in the future if we determine that it would be an efficient part of our capital structure.

Generally, positive cash flows from our operating and financing activities are invested in our investment portfolio. For further discussion of our investment activities, including our strategy and current durations, refer to "Business" and also Note 7 "Investments" to our consolidated financial statements included in Item 8 of this report.

We monitor our long term liquidity needs with regard to our annual aggregate Probable Maximum Loss ("PML"). Our annual aggregate PML for a given number of years is our estimate of the maximum aggregate loss and loss adjustment expenses that we are likely to incur in any one year during that number of years.

Financial strength ratings and senior unsecured debt ratings represent the opinions of rating agencies on our capacity to meet our obligations. In the event of a significant downgrade in ratings, our ability to write business and to access the capital markets could be impacted. Some of our reinsurance treaties contain special funding and termination clauses that are triggered in the event we or one of our subsidiaries is downgraded by one of the major rating agencies to levels specified in the treaties, or our capital is significantly reduced. If such an event were to occur, we would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any.

In 2011, we anticipate capital expenditures of approximately $2.0 million for our information technology infrastructure and systems enhancements, including proprietary software expenditures and $12.2 million for building costs primarily associated with the construction of our office buildings in Luxembourg and Martigny and leasehold improvements for other offices. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business.

Letter of credit facilities

On June 5, 2009, Flagstone Suisse entered into a secured $50.0 million standby letter of credit facility with BNP Paribas (the "BNP Facility"). The BNP Facility had an initial term of one year and the Company let the facility expire on June 4, 2010, as per the terms of the agreement.

On March 5, 2009, Flagstone Suisse entered into a $200.0 million secured committed letter of credit facility with Barclays Bank Plc (the "Barclays Facility"). The Barclays Facility is used to support the reinsurance obligations of the Company and its subsidiaries. As at December 31, 2010, $32.3 million had been drawn under the Barclays Facility, and the drawn amount was secured by $35.9 million of fixed maturity securities from the Company's investment portfolio.

On April 28, 2010, Flagstone Suisse and Flagstone Capital Management Luxembourg SICAF – FIS entered into a secured $450.0 million standby letter of credit facility with Citibank Europe Plc (the "Citi Facility"). The Citi Facility comprised a $225.0 million facility for letters of credit with a maximum tenor of 15 months, to be used to support reinsurance obligations of the Company and its subsidiaries, and a $225.0 million facility for letters of credit drawn in respect of Funds at Lloyd's with a maximum tenor of 60 months. On December 21, 2010, the Citi Facility was amended to increase the amount available under the facility by $100.0 million to $550.0 million, with all the terms and conditions remaining unchanged. The Citi Facility now comprises a $275.0 million facility for letters of credit with a maximum tenor of 15 months, to be used to support reinsurance obligations of the Company and its subsidiaries, and a $275.0 million facility for letters of credit drawn in respect of Funds at Lloyds's with a maximum tenor of 60 months. As at December 31, 2010, $435.6 million had been drawn under the Citi Facility, and the drawn amount of the facility was secured by $502.6 million of fixed maturity securities from the Company's investment portfolio. This facility replaced a $450.0 million credit facility with Citibank Europe Plc which commenced on January 22, 2009.

These facilities are used to provide security to reinsureds and for Funds at Lloyd's, and they are fully collateralized by the Company, to the extent of the letters of credit outstanding at any given time.

Shelf registration

On June 23, 2010, the Company filed an unallocated universal shelf registration statement with the SEC that was declared effective on August 5, 2010 (the "Registration Statement"). Under the shelf registration statement, the Company may issue up to $500 million of equity, debt, preferred shares or a combination of these securities. In addition, up to 71,547,891 common shares may be sold from time to time pursuant to this Registration Statement.

Restrictions and Specific Requirements

Luxembourg

We do not conduct the business of an insurer or reinsurer in Luxembourg and therefore are not required to be registered with the *Commissairiat aux Assurances*, which is the authority in Luxembourg that regulates insurers and reinsurers.

Under Luxembourg Law, our shareholders may declare dividends at a general meeting of shareholders through the passage of an ordinary resolution, but, in accordance with our Articles, the dividend may not exceed the amount recommended by our Board of Directors. Dividends may only be declared from our distributable reserves. In accordance with Luxembourg Law, no distributions to shareholders may be made when, on the closing date of the relevant financial year, the net assets as set out in the annual accounts are, or would be following such a distribution, lower than the subscribed capital plus the reserves that may not be distributed under

Luxembourg Law or in accordance with our Articles. The amount of a distribution to shareholders may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and sums to be placed to reserve in accordance with the Luxembourg Law or in accordance with the Articles.

Subject to Luxembourg Company Law, our Board of Directors may declare interim dividends. The declaration of interim dividends is subject to the approval of shareholders at the next general meeting. Where the payments made on account of interim dividends exceed the amount of dividends subsequently approved by shareholders at the general meeting, they shall, to the extent of the overpayment, be deemed to have been paid on account of the next dividend. Our Articles allow for the declaration of interim dividends, but any payment of interim dividends is subject to the conditions that: (i) interim accounts shall be drawn up showing that the funds available for distribution are sufficient; (ii) the amount to be distributed may not exceed total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn down from reserves available for this purpose, less losses carried forward any sums to be placed to reserve pursuant to the requirements of the law or our Articles; (iii) the decision of our Board of Directors to distribute an interim dividend may not be taken more than two months after the date at which the interim accounts have been made up; (iv) in their report, our Board of Directors and the statutory auditor shall verify whether the above conditions have been satisfied.

Certain of our investment management activities are based in Luxembourg and managed through Flagstone Capital Management Luxembourg SICAF – FIS ("FCML"). FCML is a closed ended investment fund and is regulated by the Luxembourg *Commission de Surveillance du Secteur Financier*. In accordance with the various documents governing the operation of FCML, a general meeting shall determine how the profits (including net realized capital gains) of FCML shall be disposed of and may from time to time declare, or authorize the Board of Directors of FCML to declare dividends, *provided however* that the capital of FCML including issue premiums does not fall below €1,250,000 or the equivalent thereof in any currency in which shares in FCML are issued. Dividends may also be paid out of net unrealized capital gains after deduction of realized losses. The Board of Directors of FCML is further authorized to pay interim dividends subject to the relevant provisions of Luxembourg law.

Switzerland

Flagstone Suisse is licensed to operate as a reinsurer in Switzerland and is also licensed in Bermuda through the Flagstone Suisse branch office and is not licensed in any other jurisdictions. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, we anticipate that our reinsurance clients will typically require Flagstone Suisse to post a letter of credit or other collateral.

Swiss law permits dividends to be declared only after profits have been allocated to the reserves required by law and to any reserves required by the articles of incorporation. The articles of incorporation of Flagstone Suisse do not require any specific reserves. Therefore, Flagstone Suisse must allocate any profits first to the reserve required by Swiss law generally, and may pay as dividends only the balance of the profits remaining after that allocation. In the case of Flagstone Suisse, Swiss law requires that 20% of the company's profits be allocated to a "general reserve" until the reserve reaches 50% of its paid-in share capital.

In addition, a Swiss reinsurance company may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency requirements.

Bermuda

The Bermuda Insurance Act requires Flagstone Suisse to maintain a minimum solvency margin (being the minimum amount that the statutory assets must exceed the statutory liabilities as required by the Bermuda Insurance Act) equal to the greatest of (i) $100 million, (ii) 50% of net premiums written or (iii) 15% of the reserve for losses and loss adjustment expenses. To satisfy these requirements, Flagstone Suisse was required to maintain a minimum level of statutory capital and surplus of $316.6 million as at December 31, 2009. In addition, Flagstone Suisse is required to maintain a minimum liquidity ratio. As at December 31, 2010, 2009, and 2008, Flagstone Suisse was in compliance with all of the requirements of the Bermuda Insurance Act.

In addition, each Class 4 insurer must maintain its capital at a level equal to its enhanced capital requirement ("ECR") which is established by reference to the Bermuda Solvency Capital Requirement ("BSCR") model which came into force in 2008 to assist the BMA to better assess the adequacy of a Class 4 insurer's capital.

Alternatively, under the Insurance Act, insurers may, subject to the terms of the Insurance Act and to the BMA's oversight, elect to utilize an approved internal capital model to determine regulatory capital. The BMA believes that use of an internal model to substantiate the required regulatory capital requirement may in many circumstances better reflect a specific insurer's particular business profile than a market-wide regulatory model. An insurer's internal model must satisfy certain criteria to be approved for the determination of regulatory capital. In either case, the ECR shall at all times equal or exceed the Class 4 insurer's Minimum Solvency Margin and may be adjusted in circumstances where the BMA concludes that the insurer's risk profile deviates significantly from the assumptions underlying its ECR or the insurer's assessment of its risk management policies and practices used to calculate the ECR applicable to it.

In 2009, the BMA launched its Bermuda Insurance Solvency Framework, which is designed to enable Bermuda to achieve "equivalence" with Solvency II. The impact of this initiative is currently being monitored by the Company.

Bermuda law limits the maximum amount of annual dividends or distributions payable by Flagstone Suisse to the Company and in certain cases requires the prior notification to, or the approval of, the Bermuda Monetary Authority (the "BMA"). As a Bermuda Class 4 reinsurer, Flagstone Suisse may not pay dividends in any financial year which would exceed 25% of its total statutory capital and surplus unless at least seven days before payment of those dividends it files an affidavit with the BMA signed by at least two directors and Flagstone Suisse's principal representative, which states that in their opinion, declaration of those dividends will not cause Flagstone Suisse to fail to meet its prescribed solvency margin and liquidity ratio. Further, Flagstone Suisse may not reduce by 15% or more its total statutory capital as set out in its previous year's statements, without the prior approval of the BMA. Flagstone Suisse must also maintain, as a Class 4 Bermuda reinsurer, paid-up share capital of $1 million.

Cayman Islands
Island Heritage is domiciled in the Cayman Islands and maintains a Class A Domestic Insurance License issued under the Insurance Law (as revised) of the Cayman Islands. It is thereby subject to regulation by the Cayman Islands Monetary Authority ("CIMA"), which enforces the applicable provisions of the Insurance Law and also the Monetary Authority Law.

A Class "A" Insurer's license permits an insurer to carry on insurance business generally in or from within the islands. The Insurance Law mandates that changes to the information provided upon application for a licence be approved or notified to CIMA, including director and ownership changes and the nature of the business. A relatively low capital requirement is currently prescribed in the Insurance Law, in order to accommodate the large captive insurance market in the Cayman Islands, but CIMA is able to attach conditions to licenses and thereby prescribe an appropriate capital and solvency requirement. A new law was passed in 2010 and is due to come into effect in 2011 pending the finalization of subsidiary legislation. It is expected that the 2010 Law will prescribe a risk based capital requirement comprising a minimum and a prescribed amount, which failure to meet will lead to enforcement and remedial action respectively.

South Africa
Flagstone Africa is licensed to operate as a reinsurer in South Africa and is subject to statutory minimum capital requirements under applicable legislation. In addition, a South African reinsurance company may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency requirements.

United Kingdom
FSML and Syndicate 1861 are regulated by the Financial Services Authority ("FSA") in the U.K. The FSA is an independent non-governmental body, given statutory powers by the Financial Services and Markets Act 2000. Although accountable to treasury ministers and through them to Parliament, it is funded entirely by the firms it regulates. The FSA has wide ranging powers in relation to rule-making, investigation and enforcement to enable it to meet its four statutory objectives, which are summarized as one overall aim: "to promote efficient, orderly and fair markets and to help retail consumers achieve a fair deal".

In relation to insurance business, the FSA regulates insurers, insurance intermediaries and Lloyd's itself. The FSA and Lloyd's have common objectives in ensuring that Lloyd's market is appropriately regulated and, to minimize duplication, the FSA has agreed arrangements with Lloyd's for cooperation on supervision and enforcement.

FSML's underwriting activities are therefore regulated by the FSA as well as being subject to the Lloyd's "franchise". Both FSA and Lloyd's have powers to remove their respective authorization to manage Lloyd's syndicates. Lloyd's approves annually Syndicate 1861's business plan and any subsequent material changes, and the amount of capital required to support that plan. Lloyd's may require changes to any business plan presented to it or additional capital to be provided to support the underwriting (known as Funds at Lloyd's).

Solvency II
The European Parliament passed the Solvency II directive in April 2009, to establish a revised set of European Union (EU) wide capital requirements and risk management standards. All (re)insurers, including Lloyd's and its managing agents, within the EU need to be compliant with Solvency II by January 1, 2013.

Flagstone's existing risk management framework and mechanisms closely mirror the requirements for Solvency II. Since its inception, Flagstone has invested in its internal model that generates the Group's risk profile and is currently also used to calculate the internal capital requirements for Lloyd's. Flagstone is working closely with Lloyd's to ensure full compliance with the regulations. Flagstone believes that Solvency II will have a positive impact on its operations and risk management framework.

Off-Balance Sheet Arrangements

Valais Re is a special purpose Cayman Islands exempted company licensed as a restricted Class B reinsurer in the Cayman Islands and formed solely for the purpose of entering into certain reinsurance agreements and other risk transfer agreements with subsidiaries of

Flagstone Suisse. During 2008, we entered into a reinsurance agreement with Valais Re that provides us with $104.0 million of aggregate indemnity protection for certain losses from global catastrophe events.

The Company has determined that Valais Re has the characteristics of a variable interest entity that are addressed by the Consolidation Topic of the FASB ASC. In accordance with the Consolidation Topic, Valais Re is not consolidated because the Company is not the primary beneficiary.

Montana Re is a special purpose reinsurer established in the Cayman Islands and was formed as a program structure enabling further issuance of additional series of notes in the future. During 2009, we entered into a reinsurance agreement with Montana Re that provides us with $175.0 million of protection for certain losses from global catastrophe events. During 2010, we entered into an additional reinsurance agreement with Montana Re, incepting on January 1, 2011, that provides us with $210.0 million of protection for certain losses from global catastrophe events.

The Company has determined that Montana Re has the characteristics of a variable interest entity that are addressed by the Consolidation Topic of the FASB ASC. In accordance with the Consolidation Topic, Montana Re is not consolidated because the Company is not the primary beneficiary.

We are not party to any transaction, agreement or other contractual arrangement to which a Flagstone affiliated unconsolidated entity is a party, other than those noted above with Valais Re and Montana Re, that management believes is reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For details relating to our letter of credit facilities, see "Financial Condition, Liquidity and Capital Resources - Financial Condition – Letter of Credit Facilities".

Contractual Obligations and Commitments

The following table shows our aggregate contractual obligations by time period remaining to due date as at December 31, 2010:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt - Interest[1]	$ 9,183	$ 18,366	$ 18,366	$ 202,781	$ 248,696
Long term debt - Principal	-	-	-	251,122	251,122
Operating lease obligations	5,035	8,088	4,350	5,121	22,594
Loss and loss adjustment expense reserves[2]	439,914	238,993	35,670	6,737	721,314
Capital commitments[3]	9,339	2,567	-	-	11,906
Investment commitments[4]	13,700	-	-	-	13,700
Total contractual obligations	**$ 477,171**	**$ 268,014**	**$ 58,386**	**$ 465,761**	**$ 1,269,332**

[1] The interest on the long term debt is based on a spread above LIBOR and Euribor. We have reflected interest due in the table based on the current interest rates on the facility. See "Long Term Debt" above for further details.
[2] We have based our estimate of future claim payments upon benchmark payment patterns constructed internally, drawing upon available relevant industry sources of loss and allocated loss adjustment expense development data which may include both internal and external data sources. We also supplement these benchmark payment patterns with information received from treaty submissions and periodically update them. We believe that it is likely that this benchmark data will not be predictive of our future claim payments and that material fluctuations may occur due to the nature of the losses which we insure and the coverages which we provide. Because of the nature of the coverages that we provide, the amount and timing of the cash flows associated with our policy liabilities will fluctuate, perhaps significantly, and therefore are highly uncertain. See "Critical Accounting Estimates—Loss and Loss Adjustment Expense Reserves."
[3] We have entered into commitment for the construction of office buildings located in Luxembourg and Martigny.
[4] We have made certain commitments with respect to investment funds and may receive capital call requests in 2011.

Currency

Our reporting currency is the U.S. dollar. We have exposure to foreign currency risk due to the following: our investments in foreign subsidiaries whose functional currencies are typically their national currencies; our underwriting reinsurance exposures; the collection of premiums and payment of claims and other general operating expenses denominated in currencies other than the U.S. dollar; and holding certain net assets in foreign currencies. Our most significant foreign currency exposures are to the Euro and the British pound sterling.

We designated $43.2 million of foreign currency forwards contractual value as hedge instruments, which had a fair value of $(0.5) million at December 31, 2010. During the year ended December 31, 2010, we recorded $0.2 million of realized and unrealized losses directly into comprehensive income as part of the cumulative translation adjustment for the effective portion of the hedge. The losses on forward contracts resulted from the continued weakening of the U.S. dollar against the Swiss franc.

At December 31, 2010, the value of the U.S. dollar strengthened approximately 3.5% against the British pound sterling, 6.9% against the Euro and weakened approximately 10.6% against the Swiss franc, compared to December 31, 2009. Since a large proportion of our assets and liabilities are expressed in these currencies, there was a net decrease in the U.S. dollar value of the assets and liabilities denominated in these currencies in 2010.

Net foreign exchange losses amounted to $4.7 million $3.2 million, and $21.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Effects of Inflation

The effects of inflation are considered implicitly in pricing and estimating reserves for unpaid losses and loss expenses. The actual effects of inflation on the results of operations of the Company cannot be accurately known until claims are ultimately settled.

We do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as (a) inflation may affect interest rates, and (b) losses and loss expenses may be affected by inflation. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing through the modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We measure and manage market risks and other risks as part of an enterprise-wide risk management process. The market risks described in this section relate to financial instruments, primarily in our investment portfolio, that are sensitive to changes in interest rates, credit risk premiums or spreads, foreign exchange rates and equity prices.

We are exposed principally to four types of market risk: interest rate risk, equity price risk, credit risk and foreign currency risk.

Interest Rate Risk

Our primary market risk exposure is to changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity portfolio. As interest rates rise, the market value of our fixed maturity portfolio falls and we have the risk that cash outflows will have to be funded by selling assets, which will be trading at depreciated values. As interest rates decline, the market value of our fixed maturity portfolio increases and we have reinvestment risk since funds reinvested may earn less than is necessary to match anticipated liabilities. We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield, currency and liquidity which can be tailored to the anticipated cash outflow characteristics of our reinsurance liabilities. In addition, from time-to-time, we may enter into interest rate swap contracts as protection against unexpected shifts in interest rates, which would affect the fair value of the fixed maturity portfolio. By using swaps in the portfolio, the overall duration or interest rate sensitivity of the portfolio can be altered.

As at December 31, 2010, the impact on our fixed maturity securities and cash and cash equivalents from an immediate 100 basis point increase in market interest rates would have resulted in an estimated decrease in market value of 1.9%, or approximately $32.2 million. As at December 31, 2010, the impact on our fixed maturity securities and cash and cash equivalents from an immediate 100 basis point decrease in market interest rates would have resulted in an estimated increase in market value of 1.8%, or approximately $29.3 million. As at December 31, 2009, the impact on our fixed maturity securities and cash and cash equivalents, from an immediate 100 basis point increase in market interest rates would have resulted in an estimated decrease in market value of 2.3%, or approximately $40.3 million. As at December 31, 2009, the impact on our fixed maturity securities and cash and cash equivalents, from an immediate 100 basis point decrease in market interest rates would have resulted in an estimated increase in market value of 2.3%, or approximately $40.5 million.

The Company uses interest rate futures to manage the duration of the investment portfolio. As at December 31, 2010, the total exposure of the interest rate futures contracts held was $1.1 billion and these positions had a fair value of $(2.3) million. The interest rate futures contracts held were for three month exposure to U.S. and Euro interest rates, and we held short positions which reduced the duration of our portfolio. As at December 31, 2010, the impact of these futures on our fixed maturity securities and cash and cash equivalents was a reduction of duration by 0.7 years. The impact from an immediate 100 basis point increase in market interest rates would have resulted in an estimated increase in market value of the interest rate futures contracts by approximately $10.8 million. The impact from an immediate 100 basis point decrease in market interest rates would have resulted in an estimated decrease in market value of the interest rate futures contracts by approximately $10.1 million. As at December 31, 2009, the Company did not hold any interest rates futures contracts for the purpose of duration management within the investment portfolio.

As at December 31, 2010, we held $313.5 million, or 21.1%, of our fixed maturity portfolio in asset-backed and mortgage-backed securities. As at December 31, 2009, we held $163.2 million, or 11.2%, of our fixed maturity portfolio in asset-backed and mortgage-backed securities. We did not hold any sub-prime securities at December 31, 2010 or 2009. These assets are exposed to prepayment risk, which occurs when holders of underlying loans increase the frequency with which they prepay the outstanding principal before the maturity date and refinance at a lower interest rate cost. The adverse impact of prepayment is more evident in a declining interest rate environment. As a result, we would also be exposed to reinvestment risk, as cash flows received by us could be accelerated and would be reinvested at the prevailing interest rates.

Equity Price Risk

We gain exposure to the equity, commodities and real estate markets through the use of various equity securities and index-linked futures. The total of such exposure as of December 31, 2010 and 2009 were $170.4 and $151.1 million, respectively. The fair value of these positions as at December 31, 2010 and 2009 amounted to $4.9 and $4.5 million, respectively, and were recorded in both equity investments, other assets and other liabilities with net realized and unrealized gains of $17.4 million and $6.0 million, respectively, for the years ended December 31, 2010 and 2009, and were recorded in net realized and unrealized gains – investments. The total exposure of the index-linked futures was $170.1 million as at December 31, 2010 compared to $150.8 million at December 31, 2009.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed maturity securities. Our risk management strategy and investment guidelines have been defined to ensure we invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. As at December 31, 2010, our fixed maturity investments consisted of investment grade securities with an average rating of AA+. We believe this high-quality portfolio reduces our exposure to credit risk on fixed income investments to an acceptable level. We have included credit rating information with respect to our investment portfolio because it enhances the reader's understanding of its composition and consistency with our investment philosophy.

To a lesser extent, we also have credit risk exposure as a party to over-the-counter derivative instruments. These derivative instruments include foreign currency forward contracts, currency swaps, total return swaps, and reinsurance derivatives. To mitigate this risk, we monitor our exposure by counterparty and ensure that counterparties to these contracts are high-credit-quality international banks or counterparties.

In addition, we have exposure to credit risk as it relates to our insurance and reinsurance balances receivable. Premium balances receivable from our clients at December 31, 2010 and 2009, were $318.5 million and $279.0 million, respectively, including balances both currently due and accrued. We believe that credit risk exposure related to these balances is mitigated by several factors, including but not limited to credit checks performed as part of the underwriting process, monitoring of aged receivable balances, our right to cancel the cover for non-payment of premiums, and our right to offset premiums yet to be paid against losses due to the cedent. Since our inception in October 2005, we have recorded $4.0 million in bad debt expenses related to our insurance and reinsurance balances receivable.

We purchase retrocessional reinsurance and we require our reinsurers to have adequate financial strength. We evaluate the financial condition of our reinsurers and monitor our concentration of credit risk on an ongoing basis.

In addition, consistent with industry practice, we assume a degree of credit risk associated with reinsurance and insurance brokers. We frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts to the ceding insurers that have reinsured a portion of their liabilities with us. In some jurisdictions, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums to reinsurance brokers for payment to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, regardless of whether we have received the premiums.

For risk management purposes, we use catastrophe bonds to manage our reinsurance risk and treat the catastrophe risks related to Catastrophe bonds as part of our underwriting risks. Catastrophe bonds are selected by our reinsurance underwriters however they are held in our investment portfolio as floating rate bonds for performance purposes.

Foreign Currency Risk

We and our subsidiaries use foreign currency forward contracts and currency swaps to manage currency exposure. The net notional exposure of foreign currency forward contracts in U.S. dollars as of December 31, 2010 and 2009, was $854.2 million and $373.7 million, respectively. These contracts had a fair value of $(5.2) million and $5.8 million, respectively. The change results from an increased allocation to our non-U.S. dollar strategy, which we hedge back to U.S. dollars. For the years ended December 31, 2010 and 2009, we recorded net realized and unrealized losses of $1.9 million and $17.2 million, respectively, on foreign currency forward contracts.

Premiums, Reserves, and Claims

The U.S. dollar is our principal reporting currency and the functional currencies of our operating subsidiaries are generally their national currencies, except for our Bermuda, Cayman Islands, Luxembourg, Gibraltar, FSML subsidiaries and Flagstone Suisse, each of whose functional currency is the U.S. dollar. We enter into reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. When we incur a loss in a non-U.S. dollar currency, we carry the liability on our books in the original currency. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates between the time premiums are collected and the time claims are paid.

With respect to loss reserves denominated in non-U.S. dollar currencies, our policy is to hedge our non-U.S. dollar foreign currency exposure with foreign exchange forward contracts.

Investments

A large portion of the securities held in our investment portfolios are measured in U.S. dollars, with a portion of our fixed maturities portfolio invested in non-U.S. dollar currencies. At the time of purchase, each investment is identified as either a hedged investment, to be maintained with an appropriate currency hedge to U.S. dollars or an unhedged investment, one not to be maintained with a hedge. Generally, fixed income investments will be hedged, listed equity investments may or may not be hedged, and other investments such as investment funds will not be hedged.

Financing

Certain of our subsidiaries have a functional currency other than U.S. dollar. Our practice is to hedge the net investment in those subsidiaries and designate foreign currency forward contracts as hedging instruments. The contractual amount of these contracts as at December 31, 2010 and 2009 was $43.2 million and $88.3 million, respectively, and the contracts had a fair value of $(0.5) million and $(0.4) million, respectively. During the years ended December 31, 2010 and December 31, 2009, we recorded $0.2 million and $4.6 million, respectively, of realized and unrealized losses directly into comprehensive income as part of the cumulative translation adjustment for the effective portion of the hedge.

We entered into a currency swap agreement to hedge the Euro-denominated deferrable interest debentures recorded as long term debt. Under the terms of the foreign currency swap, we exchanged €13.0 million for $18.4 million, and will receive Euribor plus 354 basis points and pay LIBOR plus 367 basis points. The swap expires on September 15, 2011 and had a fair value of $1.0 million as at December 31, 2010.

Foreign currency exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time. Of our business written in the years ended December 31, 2010 and 2009, approximately 32.5% and 32.1%, respectively, was written in currencies other than the U.S. dollar. For the year ended December 31, 2010, we had net foreign exchange losses of $4.7 million compared to $3.2 million for the same period in 2009.

We do not hedge currencies for which our asset or liability exposures are not material or where we are unable or it is impractical to do so. In such cases, we are exposed to foreign currency risk. However, we do not believe that the foreign currency risks corresponding to these unhedged positions are material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Flagstone Reinsurance Holdings, S.A.
Luxembourg, Luxembourg

We have audited the accompanying consolidated balance sheets of Flagstone Reinsurance Holdings, S.A. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flagstone Reinsurance Holdings, S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche
Hamilton, Bermuda
March 2, 2011

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2010 and 2009
(Expressed in thousands of U.S. dollars, except share data)

	As at December 31, 2010	As at December 31, 2009
ASSETS		
Investments:		
Fixed maturities, at fair value (Amortized cost: 2010 - $1,433,868; 2009 - $1,198,187)	$ 1,473,862	$ 1,228,561
Short term investments, at fair value (Amortized cost: 2010 - $14,254; 2009 - $231,609)	14,251	232,434
Equity investments, at fair value (Amortized cost: 2010 - $7,931; 2009 - $8,516)	283	290
Other investments	119,764	45,934
Total investments	1,608,160	1,507,219
Cash and cash equivalents	345,705	352,185
Restricted cash	43,413	85,916
Premium balances receivable	318,455	278,956
Unearned premiums ceded	68,827	52,690
Reinsurance recoverable	28,183	19,270
Accrued interest receivable	15,599	11,223
Receivable for investments sold	1,795	5,160
Deferred acquisition costs	65,917	54,637
Funds withheld	25,934	22,168
Goodwill	16,381	16,533
Intangible assets	31,549	35,790
Asset held for sale	2,300	-
Other assets	146,984	125,021
Total assets	$ 2,719,202	$ 2,566,768
LIABILITIES		
Loss and loss adjustment expense reserves	$ 721,314	$ 480,660
Unearned premiums	378,804	330,416
Insurance and reinsurance balances payable	82,134	62,864
Payable for investments purchased	3,106	11,457
Long term debt	251,122	252,402
Other liabilities	86,127	63,155
Total liabilities	1,522,607	1,200,954
EQUITY		
Common voting shares, 300,000,000 authorized, $0.01 par value, issued (2010 - 84,474,758; 2009 - 84,985,219) and outstanding (2010 - 68,585,588; 2009 - 82,985,219)	845	850
Common shares held in treasury, at cost (2010 -15,889,170; 2009 - 2,000,000)	(178,718)	(19,750)
Additional paid-in capital	904,235	912,547
Accumulated other comprehensive loss	(6,178)	(6,976)
Retained earnings	414,549	324,347
Total Flagstone shareholders' equity	1,134,733	1,211,018
Noncontrolling interest in subsidiaries	61,862	154,796
Total equity	1,196,595	1,365,814
Total liabilities and equity	$ 2,719,202	$ 2,566,768

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,		
	2010	2009	2008
REVENUES			
Gross premiums written	$ 1,097,850	$ 988,491	$ 781,889
Premiums ceded	(213,996)	(196,022)	(87,191)
Net premiums written	883,854	792,469	694,698
Change in net unearned premiums	(31,770)	(34,014)	(40,530)
Net premiums earned	852,084	758,455	654,168
Net investment income	31,482	28,531	51,398
Net realized and unrealized gains (losses) - investments	43,769	39,668	(272,206)
Net realized and unrealized gains - other	14,441	11,253	11,617
Other income	25,545	21,728	8,215
Total revenues	967,321	859,635	453,192
EXPENSES			
Loss and loss adjustment expenses	530,136	283,185	379,884
Acquisition costs	164,820	136,471	105,734
General and administrative expenses	171,693	147,138	99,026
Interest expense	10,352	12,105	18,297
Net foreign exchange losses	4,719	3,231	21,477
Total expenses	881,720	582,130	624,418
Income (loss) before income taxes and interest in earnings of equity investments	85,601	277,505	(171,226)
Recovery (provision) for income tax	4,053	(5,412)	(1,178)
Interest in earnings of equity investments	(1,240)	(1,356)	(1,299)
Net income (loss)	88,414	270,737	(173,703)
Less: Loss (income) attributable to noncontrolling interest	8,670	(28,545)	(13,599)
NET INCOME (LOSS) ATTRIBUTABLE TO FLAGSTONE	$ 97,084	$ 242,192	$ (187,302)
Net income (loss)	$ 88,414	$ 270,737	$ (173,703)
Change in currency translation adjustment	607	2,600	(16,251)
Change in defined benefit pension plan obligation	191	136	(887)
Comprehensive income (loss)	89,212	273,473	(190,841)
Less: Comprehensive loss (income) attributable to noncontrolling interest	8,670	(29,986)	(12,158)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO FLAGSTONE	$ 97,882	$ 243,487	$ (202,999)
Weighted average common shares outstanding—Basic	78,656,688	84,279,777	85,328,704
Weighted average common shares outstanding—Diluted	78,880,590	84,503,792	85,328,704
Net income (loss) attributable to Flagstone per common share—Basic	$ 1.23	$ 2.87	$ (2.20)
Net income (loss) attributable to Flagstone per common share—Diluted	$ 1.23	$ 2.87	$ (2.20)
Distributions declared per common share [(1)]	$ 0.16	$ 0.16	$ 0.16

[(1)] Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2010
(Expressed in thousands of U.S. dollars)

			Flagstone Shareholders' Equity					
For the year ended December 31, 2010	**Total equity**	**Comprehensive income**	**Retained earnings**	**Accumulated other comprehensive loss**	**Common voting shares**	**Treasury shares**	**Additional paid-in capital**	**Noncontrolling interest in subsidiaries**
Beginning balance	$ 1,365,814	$ -	$ 324,347	$ (6,976)	$ 850	$ (19,750)	$ 912,547	$ 154,796
Repurchase of preferred shares	(79,529)							(79,529)
Comprehensive income:								
Net income	88,414	88,414	97,084					(8,670)
Other comprehensive income:								
Change in currency translation adjustment	607	607		607				
Defined benefit pension plan obligation	191	191		191				
	798	798						
Comprehensive income	89,212	$ 89,212						
Stock based compensation	18,130						18,130	
Subsidiary stock based compensation	(274)							(274)
Purchase of noncontrolling interest	(750)						(411)	(339)
Warrant repurchase	(14,200)						(14,200)	
Shares repurchased and cancelled	(5,375)				(5)		(5,370)	
Shares repurchased and held in treasury	(158,968)					(158,968)		
Distributions declared per common share [1]	(17,465)		(6,882)				(6,461)	(4,122)
Ending balance	$ 1,196,595		$ 414,549	$ (6,178)	$ 845	$ (178,718)	$ 904,235	$ 61,862

[1] Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2009
(Expressed in thousands of U.S. dollars)

			Flagstone Shareholders' Equity					
For the year ended December 31, 2009	Total equity	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Common voting shares	Treasury shares	Additional paid-in capital	Noncontrolling interest in subsidiaries
Beginning balance	$ 1,183,463	$ -	$ 96,092	$ (8,271)	$ 848	$ -	$ 897,344	$ 197,450
Repurchase of preferred shares	(63,117)							(63,117)
Comprehensive income:								
Net loss	270,737	270,737	242,192					28,545
Other comprehensive income:								
Change in currency translation adjustment	2,600	2,600		1,159				1,441
Defined benefit pension plan obligation	136	136		136				
	2,736	2,736						
Comprehensive income	273,473	$ 273,473						
Stock based compensation	15,814						15,814	
Subsidiary stock based compensation	105							105
Subsidiary stock issuance	-						(184)	184
Purchase of noncontrolling interest	(10,989)						(771)	(10,218)
Sale of noncontrolling interest	750						344	406
Issue of shares, net	2				2			
Shares repurchased and held in treasury	(19,750)					(19,750)		
Dividends declared	(13,937)		(13,937)					
Ending balance	$ 1,365,814		$ 324,347	$ (6,976)	$ 850	$ (19,750)	$ 912,547	$ 154,796

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2008
(Expressed in thousands of U.S. dollars)

			Flagstone Shareholders' Equity				
For the year ended December 31, 2008	Total equity	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Common voting shares	Additional paid-in capital	Noncontrolling interest in subsidiaries
Beginning balance	$ 1,395,263	$ -	$ 296,890	$ 7,426	$ 853	$ 905,316	$ 184,778
Repurchase of preferred shares	(6,639)						(6,639)
Acquisition of subsidiaries	7,567						7,567
Comprehensive income:							
Net income	(173,703)	(173,703)	(187,302)				13,599
Other comprehensive income:							
Change in currency translation adjustment	(16,251)	(16,251)		(14,810)			(1,441)
Defined benefit pension plan obligation	(887)	(887)		(887)			
	(17,138)	(17,138)					
Comprehensive income	(190,841)	$ (190,841)					
Stock based compensation	(4,020)					(4,020)	
Subsidiary stock based compensation	(449)						(449)
Subsidiary stock issuance	-					(126)	126
Fair value of issued warrant	3,565					3,565	
Issue of shares, net	(748)				2	(750)	
Shares repurchased and cancelled	(6,648)				(7)	(6,641)	
Dividends declared	(13,496)		(13,496)				
Other	(91)						(91)
Ending balance	$ 1,183,463		$ 96,092	$ (8,271)	$ 848	$ 897,344	$ 197,450

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009, and 2008
(Expressed in thousands of U.S. dollars)

	For the years ended December 31,		
	2010	2009	2008
Cash flows provided by (used in) operating activities:			
Net income (loss)	$ 88,414	$ 270,737	$ (173,703)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net realized and unrealized (gains) losses	(58,210)	(50,921)	260,589
Net unrealized foreign exchange (gains) losses	(2,060)	710	30,792
Depreciation and amortization expense	7,400	7,125	4,797
Share based compensation expense (recovery)	17,345	15,932	(325)
Interest in earnings of equity investments	1,240	1,356	1,299
Accretion/amortization on fixed maturity investments	5,290	3,194	(11,560)
Asset impairment charge	15,883	-	-
Changes in assets and liabilities, excluding net assets acquired:			
Premium balances receivable	(35,907)	(59,999)	(42,773)
Unearned premiums ceded	(16,170)	(21,050)	(13,799)
Reinsurance recoverable	(9,666)	(1,523)	(6,615)
Deferred acquisition costs	(11,352)	(9,316)	(6,834)
Funds withheld	(3,982)	(7,561)	(7,677)
Loss and loss adjustment expense reserves	241,253	60,093	165,926
Unearned premiums	48,365	53,815	61,038
Insurance and reinsurance balances payable	18,472	35,884	5,157
Other changes in assets and liabilities, net	(13,781)	39,973	(37,905)
Net cash provided by operating activities	292,534	338,449	228,407
Cash flows (used in) provided by investing activities:			
Net cash paid in acquisition/disposal of subsidiaries	(750)	(12,354)	(37,344)
Purchases of fixed maturity investments	(3,000,458)	(2,470,554)	(1,313,953)
Sales and maturities of fixed maturity investments	2,998,971	1,887,700	1,610,242
Purchases of equity investments	-	(37,679)	(121,901)
Sales of equity investments	-	43,851	143,505
Purchases of other investments	(76,906)	(31,460)	(579,832)
Sales and maturities of other investments	39,032	15,737	592,083
Purchases of fixed assets	(31,480)	(12,831)	(21,420)
Sales of fixed asset	3,477	1,101	1,550
Change in restricted cash	42,503	(43,513)	(39,571)
Net cash (used in) provided by investing activities	(25,611)	(660,002)	233,359
Cash flows (used in) provided by financing activities:			
Issue of common shares, net of issuance costs paid	-	(586)	(878)
Shares repurchased and cancelled	(5,375)	-	(6,648)
Shares repurchased and held in treasury	(158,968)	(19,750)	-
Warrant repurchased	(14,200)	-	-
Contribution (distribution) of noncontrolling interest	-	289	(415)
Repurchase of noncontrolling interest	(79,529)	(63,117)	(6,639)
Distributions paid on common shares [(1)]	(12,571)	(13,414)	(13,496)
Repayment of long term debt	-	(15,042)	(9,167)
Other	852	827	(3,311)
Net cash used in financing activities	(269,791)	(110,793)	(40,554)
Effect of foreign exchange rate on cash	(3,612)	826	(129)
(Decrease) increase in cash and cash equivalents	(6,480)	(431,520)	421,083
Cash and cash equivalents - beginning of year	352,185	783,705	362,622
Cash and cash equivalents - end of year	**$ 345,705**	**$ 352,185**	**$ 783,705**
Supplemental cash flow information:			
Receivable for investments sold	$ 1,795	$ 5,160	$ 9,634
Payable for investments purchased	$ 3,106	$ 11,457	$ 7,776
Interest paid	$ 9,327	$ 11,716	$ 17,863

[(1)]Distributions paid per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

1. ORGANIZATION

Flagstone Reinsurance Holdings, S.A ("Flagstone" or the "Company") is a holding company incorporated as a *société anonyme* under the laws of Luxembourg. On May 14, 2010, the Company's shareholders approved the redomestication to change the Company's jurisdiction of incorporation from Bermuda to Luxembourg and the Company thereby discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act 1981 of Bermuda and continued its existence as a *société anonyme* under the laws of Luxembourg effective May 17, 2010 (the "Redomestication"). As a result of the Redomestication, the Company changed its name from Flagstone Reinsurance Holdings Limited to Flagstone Reinsurance Holdings, S.A. The Company was originally incorporated on October 4, 2005 under the laws of Bermuda.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company and its subsidiaries, including those that meet the consolidation requirements of variable interest entities ("VIEs"). The Company assesses the consolidation of VIEs based on whether the Company is the primary beneficiary of the entity in accordance with the Consolidation Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Entities in which the Company has an ownership of more than 20% and less than 50% of the voting shares are accounted for using the equity method. All inter-company accounts and transactions have been eliminated on consolidation.

Prior to 2009, the Company operated through two reportable segments: Reinsurance and Insurance. Following a review of its operating segments in 2009, the Company revised its reportable business segments and is currently organized into three reportable business segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010).

These financial statements contain certain reclassifications of prior period amounts to be consistent with the current period presentation with no effect on net income or loss.

Use of Estimates in Financial Statements

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's principal estimates are for loss and loss adjustment expenses ("LAE"), estimates of premiums written, premiums earned, acquisition costs, fair value of investments and share based compensation. The Company reviews and revises these estimates as appropriate based on current information. Any adjustments made to these estimates are reflected in the period the estimates are revised.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves, including losses incurred but not reported ("IBNR") and provisions for settlement expenses, include amounts determined from loss reports on individual cases, independent actuarial determinations and amounts based on the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry data and management estimates.

A significant portion of the Company's business is property catastrophe and programs with high attachment points of coverage. Reserving for losses in such programs is inherently judgmental in that losses in excess of the attachment level on those programs are characterized as high severity and low frequency and losses are impacted by other factors which could vary significantly as claims are settled. This limits the volume of relevant industry claims experience available from which to reliably predict ultimate losses following a loss event. In addition, the Company has limited past loss experience due to its relatively short operating history, which increases the inherent uncertainty in estimating ultimate loss levels.

Loss and loss adjustment expense reserves include a component for outstanding case reserves for which claims have been reported and a component for IBNR. Case reserve estimates are initially set on the basis of loss reports received from insureds and ceding companies. Estimated IBNR reserves consist of a provision for additional development in excess of the case reserves reported by insureds and ceding companies as well as a provision for claims which have occurred but which have not yet been reported to the

Company's insureds and by ceding companies. IBNR reserves are estimated by management using various actuarial methods as well as a combination of the Company's loss experience, insurance industry loss experience, underwriters' experience, general market trends, and management's judgment. The Company's internal actuaries review the reserving assumptions and methodologies on a quarterly basis.

While management believes the reserves for case and IBNR reserves are sufficient, the uncertainties inherent in the reserving process, delays in insureds and ceding companies reporting losses to the Company together with the potential for unforeseen adverse developments, may result in loss and loss adjustment expense reserves significantly greater or less than the reserve provided at the time of the loss event. Loss and loss adjustment expense reserve estimates are regularly reviewed and updated as new information becomes known. Any resulting adjustments are reflected in the period in which they become known.

Premiums and Acquisition Costs

Premiums are first recognized as written as at the date that the contract is bound. The Company writes both excess of loss and pro rata reinsurance contracts, and also writes a select property insurance portfolio.

For excess of loss contracts, premiums written are based on the deposit premium as defined in the contract, which is generally based on an estimate at the inception of the contract of the underlying exposure (e.g., values of properties insured) during the contract period. At the end of the policy term, a final premium is calculated based on the actual underlying exposure during the contract period and an adjustment to the deposit premium, if any, is recognized in the period in which it is determined. For pro rata contracts where no deposit premium is specified in the contract, premiums written are based on estimates of ultimate premiums provided by the ceding companies. Initial estimates of premiums written are reflected quarterly from the period in which the underlying risks incept. Subsequent adjustments, based on reports of actual premiums written by the ceding companies, or revisions in estimates, are recorded in the period in which they are determined.

The Company has entered into industry loss warranty ("ILW") transactions that are structured as reinsurance or derivatives. The Company evaluates each contract in accordance with Derivatives Implementation Group B26, "Dual Trigger Property and Casualty Contracts" to determine if the amounts received from these contracts should be recorded as reinsurance transactions or as derivatives. When the transactions are determined to be reinsurance, the consideration received is recorded as premiums written and earned over the contract period.

Premiums receivable are recorded as amounts due less any required provision for doubtful accounts.

Premiums are earned over a period that is consistent with the risks covered under the terms of the contract, which is generally one to two years. For contracts written on a policies attaching basis, the risk period is based on the terms of the underlying contracts and is generally assumed to be two years. The portion of the premium related to the unexpired portion of the risk period is reflected in unearned premiums. Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are recorded as written and are recognized as premiums earned when the loss event occurs.

Reinsurance and insurance premiums ceded are expensed over the period the reinsurance coverage is provided. Unearned ceded premiums represent the portion of premiums ceded related to the unexpired portion of the risk period.

Acquisition costs are comprised of ceding commissions, brokerage, premium taxes, profit commissions and other expenses that relate directly to the writing of reinsurance contracts. Deferred acquisition costs are amortized over the underlying term of the related contracts and are limited to their estimated realizable value based on the related unearned premiums, anticipated loss and loss adjustment expenses and investment income.

Investments, Cash and Cash Equivalents

In accordance with the Financial Instruments Topic of the FASB ASC, the Company elects the fair value option for all fixed maturity and short term investments, equity investments (excluding investments accounted for under the equity method of accounting), investment funds, and catastrophe bonds. In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, any movement in unrealized gains and losses has been recorded within net realized and unrealized gains (losses) on investments within the consolidated statements of operations and comprehensive income (loss). Investments are recorded on a trade date basis and realized gains and losses on sales of investments are determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, the amortization of premiums and discounts on investments, using the effective interest rate method and investment management related expenses.

The Company's U.S. government treasury securities and listed equity securities are classified as Level 1 fair value as determined by the quoted market price of these securities, as provided either by independent pricing services or exchange market prices.

Investments in U.S. government agency securities, corporate bonds, mortgage-backed securities, other foreign government bonds and asset-backed securities are classified as Level 2 fair value. The fair value of these securities is derived from broker quotes based on inputs that are observable for the asset, either directly or indirectly, such as yield curves and transactional history. Catastrophe bonds are classified as Level 2 fair value as determined by reference to broker indications. Those indications are based on current market conditions, including liquidity and transactional history, recent issue price of similar catastrophe bonds and seasonality of the underlying risks.

Investments in private equity funds and mortgage-backed investment funds are classified as Level 3 in the fair value hierarchy. The fair value of the private equity funds is determined by the investment fund managers using the net asset value provided by the administrator or manager of the funds on a quarterly basis and adjusted based on analysis and discussions with the fund managers. The fair value of the mortgage-backed investment fund is determined by the net asset valuation provided by the independent administrator of the fund. These valuations are then adjusted for cash flows since the most recent valuation, which is a methodology generally employed in the investment industry.

Short term investments comprise fixed maturity investments with a maturity greater than three months but less than one year from the date of purchase. Cash and cash equivalents and restricted cash include amounts held in banks, money market funds and time deposits with maturities of less than three months at the date of purchase.

Investments in preferred or voting common shares in which the Company has significant influence over the operating and financial policies of the investee are classified as other investments and are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in interest in earnings of equity investments for the period. Any decline in value of the equity method investments considered by management to be other-than-temporary is charged to income in the period in which it is determined.

Net investment income is stated net of investment management and custody fees. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premiums and the accretion of discounts calculated under the interest method on fixed maturity investments purchased at amounts different from their par value.

Share Based Compensation

The Company accounts for share based compensation in accordance with the Compensation – Stock Compensation Topic of the FASB ASC which requires entities to measure the cost of services received from employees and directors in exchange for an award of equity instruments based on the grant date fair value of the award. The cost of such services will be recognized as compensation expense over the period during which an employee or director is required to provide service in exchange for the award.

The Company's share based compensation plans consists of Performance Share Units ("PSUs") and Restricted Share Units ("RSUs"). The PSUs are designed to maximize shareholder value over long periods of time by aligning the financial interests of the Company's management with those of its shareholders. The Company estimates the fair value of PSUs granted under the PSU Plan on the date of grant using the grant date fair value and the most probable performance factor for the two-year and three-year performance period and records the compensation expense in its consolidated statements of operations and comprehensive income (loss) over the course of such period. At the end of each quarter, the Company reassesses the projected results for each two-year and three-year performance period as its financial results evolve. The Company recalculates the compensation expense under the PSU Plan and reflects any adjustments in the consolidated statements of operations and comprehensive income (loss) in the period in which they are determined.

The RSUs are granted to employees and directors of the Company. RSUs granted to employees generally vest two years after the date of grant and RSUs granted to directors vest on the date of grant. The company estimates the fair value of RSUs on the date of grant and records the compensation expense in its consolidated statements of operations and comprehensive income (loss) over the vesting period.

Derivative Instruments

The Company accounts for its derivative instruments using the Derivatives and Hedging Topic of the FASB ASC which requires an entity to recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value, with the fair value recorded in other assets or liabilities. The accounting for realized and unrealized gains and losses associated with changes in the fair value of derivatives depends on its hedge designation and if designated as a hedging instrument whether the hedge is effective in achieving offsetting changes in the fair value of the asset or liability being hedged. The realized and unrealized gains and losses on derivatives not designated as hedging instruments are included in net realized and unrealized gains and losses in the consolidated statements of operations and comprehensive income (loss). Gains and losses associated with changes in fair value of the designated hedge instruments are recorded with the gains and losses on the hedged items, to the extent that the hedge is effective. Derivative instruments are stated at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC based on a quoted market price for futures contracts and based on observable market inputs (such as currency spot and forward rates, underlying exchange traded securities yield curves and transactional history) for foreign currency forwards, total return swaps, currency swaps, interest rates swaps and "to be announced" mortgage-backed securities ("TBAs"). The Company estimates the fair value of reinsurance derivative contracts using internal valuation models, with the significant inputs to the valuation models being the underlying risk exposure and remaining contract duration.

Derivatives used in hedging activities

The Company utilizes foreign currency forward contracts to manage its foreign currency exposure. On the date the Company enters into a forward contract, it designates whether the derivative is to be used as a hedge of an identified foreign currency exposure (a designated hedge). As part of the overall currency risk management strategy, the Company uses forward contracts to hedge the currency exposure of their investments and loans to subsidiaries (hedged items).

The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company specifically identifies the investments in or loans to subsidiaries that have been designated as hedged items and states how the hedging instruments are expected to hedge the risks related to the hedged items. The Company formally measures effectiveness of its designated hedging relationships, both at the hedge inception and at least once every three months. The Company assesses the effectiveness of its designated foreign currency hedges, using the spot method, based on the value of the investment in and loans to subsidiaries and the currency translation adjustment recorded upon consolidation. The time value component of the designated fair value hedges is excluded from the assessment of hedge effectiveness.

The Company will discontinue hedge accounting prospectively if management determines that a derivative no longer qualifies as an effective hedge in offsetting changes in the foreign currency exposure of a hedged item. If hedge accounting is discontinued for foreign currency hedging of investment in and loans to subsidiaries, the derivative would continue to be carried in the consolidated balance sheets at fair value, with changes in fair value recognized in current period net income.

Other derivative instruments

The Company generally uses currency swaps and foreign currency forward contracts to manage its duration and currency exposures. The Company may acquire TBAs and for the period between the purchase of the TBAs and the issuance of the underlying securities, the Company's position is accounted for as a derivative. The Company also uses futures contracts and total return swaps for the purpose of replicating investment positions, managing market exposure and enhancing investment performance.

Reinsurance derivative contracts

The Company has entered into ILW transactions that are structured as reinsurance or derivatives. When ILW transactions are determined to be derivatives, they are recorded at fair value in other assets or liabilities with the changes in fair value reported in realized gains and losses in the consolidated statements of operations and comprehensive income (loss).

The Company has entered into futures options contracts, both purchased and written, on major hurricane indexes that are traded on the Chicago Mercantile Exchange. The Company uses these futures options contracts to manage exposures as part of its reinsurance activities. These derivatives are recorded at fair value in other assets or liabilities with changes in fair value recorded in net realized and unrealized gains and losses in the consolidated statements of operations and comprehensive income (loss).

Goodwill and Intangible Assets

The Company accounts for intangible assets that arise from business combinations in accordance with the Business Combinations Topic of the FASB ASC. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired by the Company. Goodwill is recorded as an asset and is not amortized.

In accordance with the Intangibles – Goodwill and Other Topic of the FASB ASC, the Company performs, at a minimum, an annual valuation of its goodwill and intangible assets to test for impairment or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of annual impairment evaluation, goodwill is assigned to the applicable reporting unit of the acquired entities giving rise to the goodwill. Fair value is determined using widely acceptable valuation techniques, such as discounted cash flows and market multiple models. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is the Company's policy to conduct impairment testing based on the Company's current business strategy in light of present industry and economic conditions, as well as the Company's future expectations. If, as a result of the assessment, the Company determines that the value of its goodwill and intangible assets are impaired, the Company will record an impairment charge in the period in which the determination is made.

Equity method investments will be reviewed annually, at a minimum, for potential impairment in accordance with FASB ASC Topic on Investments – Equity Method and Joint Ventures. If it is determined the Company would be unable to recover the carrying amount of its equity investment or if its equity investment would be unable to sustain an earning capacity to justify its carrying amount, the Company would record an impairment charge in the period the determination is made by lowering the carrying value recorded on the equity method investment.

The Company conducted its annual reviews and determined that the recorded goodwill, intangible assets and the equity method investment were not impaired and the fair values were significantly greater than the carrying values.

Funds Withheld

The Company, from time to time, writes business on a funds held basis. Under these contractual arrangements the cedent holds the net funds that would otherwise be remitted to the Company for a mutually agreed period. Generally, the Company earns investment income on these balances while held by the cedent.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currencies of the Company's operating subsidiaries are generally their national currencies. In translating the financial statements of subsidiaries that have a functional currency other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the weighted average foreign exchange rates for the period. The cumulative translation adjustment is reported in the consolidated balance sheets as a separate component of accumulated other comprehensive income (loss).

In recording foreign currency transactions, revenues and expense items are converted at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses. The exchange gains and losses are reported in the consolidated statements of operations and comprehensive income (loss) as net foreign exchange losses.

Earnings (Loss) Per Common Share

The calculation of basic earnings (loss) per common share is based on weighted average common shares and weighted average vested RSUs outstanding and excludes any dilutive effects of warrants and share equivalents. Diluted earnings (loss) per common share assume the exercise of all dilutive warrant and share equivalents.

The issuance of shares with respect to the PSUs is contingent upon the attainment of certain levels of diluted return-on-equity ("DROE"). Because the number of common shares contingently issuable under the Performance Share Unit Plan ("PSU Plan") depends on the geometric average DROE over a two-year or three year period, the PSUs are excluded from the calculation of diluted earnings per share until the end of the performance period, when the number of shares issuable under the PSU Plan will be known.

Taxation

Certain subsidiaries of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to net income based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes realizable. Deferred income taxes are provided for all temporary differences between the bases of assets and

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

liabilities used in the consolidated balance sheets and those used in the various jurisdictional tax returns. When management's assessment indicates that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance is recorded against the deferred tax assets. In accordance with the FASB ASC Topic on Income Taxes, the tax benefits of uncertain tax positions may only be recognized when the position is more-likely-than-not to be sustained upon audit by the relevant taxing authorities.

New Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update No. 2010-26, "Financial Services and Insurance (Topic 944) – Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"). The objective of ASU 2010-26 is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. ASU 2010-26 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2010-26 is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, "Intangibles – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). This update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists, regardless of whether the carrying amount of the reporting unit is zero or negative. For public entities, this update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of ASU 2010-28 is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update No. 2010-29, "Business Combinations (Topic 805) – Disclosures of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). This update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-29 is not expected to have a material impact on the consolidated results of operations and financial condition.

3. ACQUISITIONS AND DISPOSITIONS

Flagstone Africa

On November 10, 2009, Flagstone Réassurance Suisse SA ("Flagstone Suisse") purchased 1,999,998 shares (representing the remaining 35% noncontrolling interest) in Flagstone Africa for a purchase price of $11.4 million. The acquisition of the noncontrolling interest did not result in a change of control of Flagstone Africa. As a result, the transaction was accounted for as an equity transaction using the Consolidation Topic of the FASB ASC, resulting in the elimination of the related minority interest and $0.8 million recorded to additional paid-in capital.

Flagstone Africa is domiciled in South Africa and writes multiple lines of reinsurance in sub-Saharan Africa.

Flagstone Alliance

On June 30, 2009, Flagstone Alliance Insurance & Reinsurance PLC ("Flagstone Alliance") disposed of 100% of the share capital in Uni-Alliance Holdings Limited, a subsidiary of Flagstone Alliance since January 1, 2007. The transaction was completed with Mr. Khader Hemsi, Chief Executive Officer of Flagstone Alliance, who retired from Flagstone Alliance during the third quarter of 2009. The sale was completed to eliminate conflict with existing broker relationships and resulted in a net loss of $1.2 million, which has been recorded in other income.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

4. GOODWILL AND INTANGIBLES

The following tables detail goodwill and intangible assets at December 31, 2010 and 2009:

Goodwill relates to the following reportable segments:	Reinsurance	Lloyd's	Island Heritage	Unallocated	Total
Balance as at December 31, 2008	$ 4,118	$ -	$ 10,050	$ 2,973	$ 17,141
Allocated to Lloyd's segment	-	2,973	-	(2,973)	-
Purchase price allocation finalized [1]	(1,043)	-	-	-	(1,043)
Purchase of noncontrolling interest	36	-	-	-	36
Impact of foreign exchange	33	366	-	-	399
Balance as at December 31, 2009	3,144	3,339	10,050	-	16,533
Impact of foreign exchange	(36)	(116)	-	-	(152)
Balance as at December 31, 2010	$ 3,108	$ 3,223	$ 10,050	$ -	$ 16,381

	As at December 31, 2010				
	Carrying value at beginning of period	Impairment loss	Accumulated amortization [2]	Impact of foreign exchange	Carrying value at end of period
Finite life intangibles					
Tradename	$ 1,308	$ (1,173)	$ -	$ (135)	$ -
Software	3,924	-	(406)	(150)	3,368
Distribution network	3,356	-	(300)	(128)	2,928
	8,588	(1,173)	(706)	(413)	6,296
Indefinite life intangibles					
Lloyd's syndicate capacity	$ 25,353	$ -	$ -	$ (875)	$ 24,478
Licenses	1,849	(1,074)	-	-	775
	$ 27,202	$ (1,074)	$ -	$ (875)	$ 25,253
Aggregate amortization expenses [2]					
For the year ended December 31, 2010					$ 784

	As at December 31, 2009				
	Carrying value at beginning of period	Impairment loss	Accumulated amortization [2]	Impact of foreign exchange	Carrying value at end of period
Finite life intangibles					
Tradename	$ 1,294	$ -	$ (145)	$ 159	$ 1,308
Software	3,882	-	(436)	478	3,924
Distribution network	3,306	-	(358)	408	3,356
	$ 8,482	$ -	$ (939)	$ 1,045	$ 8,588
Indefinite life intangibles					
Lloyd's syndicate capacity	$ 22,573	$ -	$ -	$ 2,780	$ 25,353
Licenses	1,818	-	-	31	1,849
	$ 24,391	$ -	$ -	$ 2,811	$ 27,202
Aggregate amortization expenses [2]					
For the year ended December 31, 2009					$ 917

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Estimated amortization expense	For the years ending December 31,	Amount
	2011	$ 703
	2012	676
	2013	651
	2014	629
	2015	609

(1) The purchase price allocation for Flagstone Alliance Insurance and Reinsurance Plc "Flagstone Alliance" was finalized in the first quarter of 2009.
(2) Accumulated amortization is converted at the end of period foreign exchange rate and amortization expense is converted at an average foreign exchange rate for the period.

During the year ended December 31, 2010, the Company recognized an impairment charge of $1.1 million related to a license no longer being used by Flagstone Alliance, which was included in the Reinsurance segment and classified as an indefinite life intangible. Also recognized, was an impairment charge of $1.2 million related to a tradename no longer used within our Lloyd's segment, which was classified as a finite life intangible. The impairment charges are included in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

5. ASSET HELD FOR SALE

During the year ended December 31, 2010, the Company decided to dispose of certain corporate aircraft that it leased and owned. As a result, the Company terminated all operational lease agreements at the casualty value stipulated under the lease agreements. As at December 31, 2010, the Company had disposed of two aircraft and has reflected one as an asset held for sale on the consolidated balance sheet as at December 31, 2010. The Company recorded impairment charges in its Reinsurance segment of $13.6 million and loss on sale of assets of $1.4 million during the year ended December 31, 2010, which are included in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

6. MONT FORT RE LIMITED

Mont Fort Re Limited ("Mont Fort") is a Bermuda insurer registered under the Segregated Accounts Companies Act 2000, which gives Mont Fort the power to allocate assets and liabilities to segregated accounts. Assets allocated to a segregated account may only be used to meet the liabilities of that segregated account. Mont Fort enables third party investors to participate in insurance risk. To date Mont Fort has formed three segregated accounts, which have been capitalized by third party investors. The Company cedes industry loss warranty policies risks to the cells and charges a ceding commission on those ceded premiums. The Company also charges the cells investment management fees and a performance fee of 15% of the increase, if any, in the net asset value of each cell during the year.

Because the Company is the primary beneficiary of Mont Fort, the results of Mont Fort are included in the Company's consolidated financial statements. Net income and shareholders' equity attributable to segregated account beneficiaries are recorded in the consolidated financial statements as noncontrolling interest.

In 2009, Mont Fort repurchased 43.6 million preferred shares relating to its first cell, Mont Fort ILW for $63.1 million.

Mont Fort has repurchased 55.0 million (2010 - 50.0 million, 2008 - 5.0 million) preferred shares relating to its second cell, Mont Fort ILW 2 for $86.1 million (2010 – $79.5 million, 2008 – $6.6 million).

Included in the Company's assets as at December 31, 2010 and December 31, 2009 were cash and cash equivalents, short term investments and fixed maturity investments of $52.1 million and $150.4 million, respectively, held for the sole benefit of preferred shareholders of each specific Mont Fort cell and available to settle the specific current and future liabilities of each cell.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

7. INVESTMENTS

Fixed maturity, short term, equity and other investments

The cost or amortized cost, gross unrealized gains and losses, and carrying values as at December 31, 2010 and 2009 are as follows:

	As at December 31, 2010			
	Amortized cost or cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
Fixed maturity investments				
U.S. government and agency securities	$ 266,329	$ 5,882	$ (375)	$ 271,836
U.S. states and political subdivisions	90	2	-	92
Other foreign governments	267,787	18,618	(480)	285,925
Corporates	586,523	20,260	(4,239)	602,544
Mortgage-backed securities	222,171	2,910	(2,224)	222,857
Asset-backed securities	90,968	261	(621)	90,608
	1,433,868	**47,933**	**(7,939)**	**1,473,862**
Short term investments				
U.S. government and agency securities	2,998	-	-	2,998
Corporates	11,256	1	(4)	11,253
	14,254	**1**	**(4)**	**14,251**
Equity investments	7,931	4	(7,652)	283
	7,931	**4**	**(7,652)**	**283**
Other investments				
Investment funds	42,728	3,798	(6,533)	39,993
Catastrophe bonds	75,484	1,226	(19)	76,691
	118,212	**5,024**	**(6,552)**	**116,684**
Totals	**$ 1,574,265**	**$ 52,962**	**$ (22,147)**	**$ 1,605,080**

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	As at December 31, 2009			
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. government and agency securities	$ 421,215	$ 12,186	$ (1,686)	$ 431,715
U.S. states and political subdivisions	1,907	11	(15)	1,903
Other foreign governments	112,119	3,426	(1,118)	114,427
Corporates	504,855	15,763	(1,376)	519,242
Mortgage-backed securities	108,652	3,969	(554)	112,067
Asset-backed securities	49,439	253	(485)	49,207
	1,198,187	**35,608**	**(5,234)**	**1,228,561**
Short term investments				
U.S. government and agency securities	145,600	6	(2)	145,604
Other foreign governments	3,877	136	-	4,013
Corporates	80,223	1,419	(738)	80,904
Asset-backed securities	1,909	4	-	1,913
	231,609	**1,565**	**(740)**	**232,434**
Equity investments	8,516	124	(8,350)	290
	8,516	**124**	**(8,350)**	**290**
Other investments				
Investment funds	13,239	-	(7,753)	5,486
Catastrophe bonds	35,777	402	(51)	36,128
	49,016	**402**	**(7,804)**	**41,614**
Totals	**$ 1,487,328**	**$ 37,699**	**$ (22,128)**	**$ 1,502,899**

Other investments do not include an investment accounted for under the equity method in which the Company is deemed to have a significant influence and accordingly is not accounted for at fair value under the FASB ASC guidance for financial instruments. This investment is recorded at $3.1 million and $4.3 million at December 31, 2010 and 2009, respectively.

Proceeds from the sale and maturity of fixed maturity, short term and equity investments during the year ended December 31, 2010 and 2009 amounted to $3.0 billion and $1.9 billion, respectively.

The following table presents the contractual maturity dates of fixed maturity and short term investments as at December 31, 2010 and 2009:

	As at December 31,			
	2010		2009	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	$ 38,558	$ 39,909	$ 308,865	$ 312,253
Due after 1 through 5 years	808,954	836,825	577,634	588,707
Due after 5 through 10 years	196,683	202,136	311,819	324,095
Due after 10 years	90,788	95,778	71,478	72,753
Mortgage and asset-backed securities	313,139	313,465	160,000	163,187
Total	**$ 1,448,122**	**$ 1,488,113**	**$ 1,429,796**	**$ 1,460,995**

Actual maturities may differ from contractual maturities because certain borrowers have the right to prepay certain obligations with or without prepayment penalties.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following table presents a breakdown of the credit quality of the Company's fixed maturity and short term investments as at December 31, 2010 and 2009:

	As at December 31,			
	2010		2009	
	Fair value	Percentage of total	Fair value	Percentage of total
Rating Category				
AAA	$ 903,230	60.7 %	$ 1,043,223	71.4 %
AA	193,302	13.0 %	111,300	7.6 %
A	262,086	17.6 %	214,214	14.7 %
BBB	129,495	8.7 %	91,723	6.3 %
Below investment grade	-	0.0 %	535	0.0 %
Total	$ **1,488,113**	100.0 %	$ **1,460,995**	100.0 %

We have included credit rating information with respect to our investment portfolio because it enhances the reader's understanding of its composition and consistency with our investment philosophy.

Fair value disclosure

The valuation technique used to determine the fair value of the financial instruments is the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets.

In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, the Company has classified its investments in U.S. government treasury securities and listed equity securities as Level 1 in the fair value hierarchy. The fair value of these securities is the quoted market price of these securities, as provided either by independent pricing services or exchange market prices.

Investments in U.S. government agency securities, corporate bonds, mortgage-backed securities, foreign government bonds and asset-backed securities are classified as Level 2 in the fair value hierarchy. The fair value of these securities is derived from broker quotes based on inputs that are observable for the asset, either directly or indirectly, such as yield curves and transactional history. Catastrophe bonds are classified as Level 2 fair value as determined by reference to broker indications. Those indications are based on current market conditions, including liquidity and transactional history, recent issue price of similar catastrophe bonds and seasonality of the underlying risks.

Investments in private equity funds and mortgage-backed investment funds are classified as Level 3 in the fair value hierarchy. The fair value of the private equity funds is determined by the investment fund managers using the net asset value provided by the administrator or manager of the funds on a quarterly basis and adjusted based on analysis and discussions with the fund managers. The fair value of the mortgage-backed investment fund is determined by the net asset valuation provided by the independent administrator of the fund. These valuations are then adjusted for cash flows since the most recent valuation, which is a methodology generally employed in the investment industry.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

As at December 31, 2010 and 2009, the Company's investments are allocated among fair value levels as follows:

	Fair Value Measurement at December 31, 2010 using:			
	Fair value measurements	**Quoted prices in active markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant other unobservable inputs (Level 3)**
Fixed maturity investments				
U.S. government and agency securities	$ 271,836	$ 176,831	$ 95,005	$ -
U.S. states and political subdivisions	92	-	92	-
Other foreign governments	285,925	-	285,925	-
Corporates	602,544	-	602,544	-
Commercial mortgage-backed securities	1,064	-	1,064	-
Residential mortgage-backed securities	221,793	-	221,793	-
Asset-backed securities	90,608	-	90,608	-
	1,473,862	176,831	1,297,031	-
Short term investments				
U.S. government and agency securities	2,998	2,998	-	-
Corporates	11,253	-	11,253	-
	14,251	2,998	11,253	-
Equity investments				
Financial services	283	283	-	-
	283	283	-	-
Other investments				
Investment funds	39,993	-	-	39,993
Catastrophe bonds	76,691	-	76,691	-
	116,684	-	76,691	39,993
Totals	**$ 1,605,080**	**$ 180,112**	**$ 1,384,975**	**$ 39,993**

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	Fair Value Measurement at December 31, 2009 using:			
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Fixed maturity investments				
U.S. government and agency securities	$ 431,715	$ 380,843	$ 50,872	$ -
U.S. States and political subdivisions	1,903	-	1,903	-
Other foreign governments	114,427	-	114,427	-
Corporates	519,242	-	519,242	-
Mortgage-backed securities	112,067	-	111,290	777
Asset-backed securities	49,207	-	47,686	1,521
	1,228,561	**380,843**	**845,420**	**2,298**
Short term investments				
U.S. government and agency securities	145,604	125,755	19,849	-
Other foreign governments	4,013	-	4,013	-
Corporates	80,904	-	80,904	-
Asset-backed securities	1,913	-	1,913	-
	232,434	**125,755**	**106,679**	**-**
Equity investments				
Financial services	290	290	-	-
	290	**290**	**-**	**-**
Other investments				
Investment funds	5,486	-	-	5,486
Catastrophe bonds	36,128	-	36,128	-
	41,614	**-**	**36,128**	**5,486**
Totals	**$ 1,502,899**	**$ 506,888**	**$ 988,227**	**$ 7,784**

Other investments do not include an investment accounted for under the equity method in which the Company is deemed to have a significant influence and accordingly is not accounted for at fair value under the FASB ASC guidance for financial instruments. This investment is recorded at $3.1 million and $4.3 million at December 31, 2010 and 2009, respectively.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The reconciliation of the fair value for the Level 3 investments for the years ended December 31, 2010 and 2009, including purchases and sales and change in realized and unrealized gains (losses) in earnings, is set out below:

	For the years ended December 31, 2010 and 2009			
	Fixed maturity investments	Investment funds	Catastrophe bonds	Total
Fair value, December 31, 2008	$ 926	$ 9,158	$ 39,174	$ 49,258
Total realized losses included in earnings	(148)	-	-	(148)
Total unrealized gains (losses) included in earnings	675	(4,493)	899	(2,919)
Net purchases and sales	(676)	821	(27,075)	(26,930)
Total investment income included in earnings	-	-	406	406
Transfers in (out) of Level 3	1,521	-	(13,404)	(11,883)
Fair value, December 31, 2009	**$ 2,298**	**$ 5,486**	**$ -**	**$ 7,784**
Total realized losses included in earnings	(226)	-	-	(226)
Total unrealized gains included in earnings	512	5,018	-	5,530
Purchases	-	29,489	-	29,489
Sales	(2,584)	-	-	(2,584)
Fair value, December 31, 2010	**$ -**	**$ 39,993**	**$ -**	**$ 39,993**

For the Level 3 items still held as of December 31, 2010, the total change in fair value for the year was $5.0 million. Transfers between levels, if necessary, are done as of the actual date of the event or change in circumstance that caused the transfer. There were no transfers between levels during the year ended December 31, 2010.

Other investments

The Catastrophe bonds held pay a variable and fixed interest coupon and generate investment return, and their performance is contingent upon climatological and geological events.

The Company's investment funds consist of investments in private equity and mortgage-backed investment funds. As at December 31, 2010 and 2009, the Company had total outstanding investment commitments of $13.7 million and $3.4 million, respectively. Redemptions from these investments occur at the discretion of the general partner, board of directors or, in other cases, subject to a majority vote by the investors. The Company is not able to redeem a significant portion of these investments prior to 2017.

The following table presents the fair value of the Company's investments funds as at December 31, 2010 and 2009:

	As at December 31,	
	2010	2009
Private equity funds	$ 8,143	$ 5,486
Mortgage-backed investment funds	31,850	-
Total	**$ 39,993**	**$ 5,486**

Net investment income

Net investment income for the years ended December 31, 2010, 2009, and 2008 was $31.5 million, $28.5 million, and $51.4 million, respectively. The components are set out below:

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	For the years ended December 31,		
	2010	2009	2008
Cash and cash equivalents	$ 1,435	$ 3,231	$ 13,498
Fixed maturity investments	33,307	28,283	41,784
Short term investments	1,004	1,405	566
Equity investments	-	76	79
Other investments	706	415	541
Investment expenses	(4,970)	(4,879)	(5,070)
Net investment income	**$ 31,482**	**$ 28,531**	**$ 51,398**

The following table is a breakdown of the total net realized and unrealized gains (losses) for the years ended December 31, 2010, 2009and 2008:

	For the years ended December 31,		
	2010	2009	2008
Net realized gains (losses) on fixed maturities	$ 24,665	$ 21,005	$ (9,143)
Net unrealized gains (losses) on fixed maturities	8,730	34,582	(14,130)
Net realized (losses) on equities	-	(1,927)	(52,410)
Net unrealized gains (losses) on equities	11	2,778	(2,401)
Net realized and unrealized gains (losses) on derivative instruments - investments	437	(15,145)	(164,016)
Net realized and unrealized gains on derivative instruments - other	14,441	11,253	11,617
Net realized and unrealized gains (losses) on other investments	9,926	(1,625)	(30,106)
Total net realized and unrealized gains (losses)	**$ 58,210**	**$ 50,921**	**$ (260,589)**

Realized investment gains (losses) on the sale of fixed maturity, short term and equity investments for the years ended December 31, 2010, 2009 and 2008 are as follows:

	For the years ended December 31,		
	2010	2009	2008
Fixed maturity and short term investments			
Gross realized gains	$ 28,302	$ 38,051	$ 29,178
Gross realized losses	(3,637)	(17,046)	(38,321)
Equity investments			
Gross realized gains	-	1,394	39
Gross realized losses	-	(3,321)	(52,449)
Net realized gains (losses)	**$ 24,665**	**$ 19,078**	**$ (61,553)**

Pledged assets

The Company holds cash and cash equivalents and fixed maturity securities that were deposited or pledged in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions, Lloyd's of London requirements and insurance laws.

The total amount of such cash and cash equivalents and fixed maturity securities as at December 31, 2010 and 2009 are as follows:

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	As at December 31,	
	2010	2009
Cash and cash equivalents	$ 43,413	$ 85,916
Fixed maturity securities	539,738	425,109
Total	**$ 583,151**	**$ 511,025**

8. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Loss and loss adjustment expense reserves consist of:

	As at December 31,	
	2010	2009
Case reserves	$ 388,470	$ 232,334
IBNR reserves	332,844	248,326
Loss and loss adjustment expense reserves	**$ 721,314**	**$ 480,660**

The following table represents an analysis of paid and incurred losses and a reconciliation of the beginning and ending loss and loss adjustment expense reserves for the years ended December 31, 2010 and 2009:

	As at and for the years ended December 31,	
	2010	2009
Gross liability at beginning of year	$ 480,660	$ 411,565
Reinsurance recoverable at beginning of year	(19,270)	(16,422)
Net liability at beginning of year	461,390	395,143
Net incurred losses related to:		
Current year	541,234	289,775
Prior year	(11,098)	(6,590)
	530,136	283,185
Net paid losses related to:		
Current year	148,592	90,964
Prior year	163,623	139,475
	312,215	230,439
Effects of foreign exchange rate changes	12,587	13,501
Other	1,233	-
Net liability at end of year	693,131	461,390
Reinsurance recoverable at end of year	28,183	19,270
Gross liability at end of year	$ 721,314	$ 480,660

Certain business written by the Company has loss experience generally characterized as low frequency and high severity in nature. This may result in volatility in the Company's financial results. Actuarial assumptions used to establish the liability for losses and loss adjustment expenses are periodically adjusted to reflect comparisons to actual losses and loss adjustment expenses development, inflation and other considerations. Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves first reported in the previous calendar year. These reserve changes were made as part of the Company's regular quarterly reserving process and primarily arose from better than expected emergence of actual claims relative to the Company's prior year estimates.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

During the year ended December 31, 2010, the Company had total net positive development of $11.1 million; $(18.3) million relating to the 2009 loss year and $29.4 million relating to the 2008 and prior loss years. The positive development was primarily due to actual loss emergence in the property catastrophe, property, and the short-tail specialty and casualty lines of business being lower than the initial expected loss emergence.

For the year ended December 31, 2009, the Company had total net positive development of $6.6 million; $(7.6) million relating to the 2008 loss year and $14.2 million relating to the 2007 and prior loss years. The favorable development was primarily due to actual loss emergence in the property catastrophe, property, and the short-tail specialty and casualty lines of business being lower than the initial expected loss emergence.

9. REINSURANCE

The Company purchases reinsurance to reduce its net exposure to losses. Reinsurance provides for recovery by the Company of a portion of gross losses and loss adjustment expenses from its reinsurers. The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The reinsurance claims recoverable as at December 31, 2010 and 2009 was $28.2 million and $19.3 million, respectively, against which the Company has determined that no provision for doubtful debt is required.

Assumed and ceded net premiums written and earned and loss and loss adjustment expenses for the years ended December 31, 2010, 2009 and 2008 are as follows:

	For the years ended December 31,								
	2010			2009			2008		
	Premiums written	Premiums earned	Loss and LAE	Premiums written	Premiums earned	Loss and LAE	Premiums written	Premiums earned	Loss and LAE
Assumed	$ 1,097,850	$ 1,050,915	$ 548,358	$ 988,491	$ 934,151	$ 294,582	$ 781,889	$ 730,411	$ 392,535
Ceded	(213,996)	(198,831)	(18,222)	(196,022)	(175,696)	(11,397)	(87,191)	(76,243)	(12,651)
Net	$ 883,854	$ 852,084	$ 530,136	$ 792,469	$ 758,455	$ 283,185	$ 694,698	$ 654,168	$ 379,884

As at December 31, 2010, 2009 and 2008, the provision for doubtful accounts was $1.9 million, $2.0 million, and $2.1 million, respectively, which has been recorded in premiums receivable on the balance sheet.

10. DERIVATIVES

The Company accounts for its derivative instruments using the Derivatives and Hedging Topic of the FASB ASC, which requires an entity to recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value, with the fair value recorded in other assets or liabilities. The accounting for realized and unrealized gains and losses associated with changes in the fair value of derivatives depends on the hedge designation and, if designated as a hedging instrument, whether the hedge is effective in achieving offsetting changes in the fair value of the asset or liability being hedged. The realized and unrealized gains and losses on derivatives not designated as hedging instruments are included in net realized and unrealized gains and losses in the consolidated financial statements. Gains and losses associated with changes in fair value of the designated hedge instruments are recorded with the gains and losses on the hedged items, to the extent that the hedge is effective.

The Company enters into derivative instruments such as interest rate futures contracts, interest rate swaps, foreign currency forward contracts and currency swaps in order to manage portfolio duration and interest rate risk, borrowing costs and foreign currency exposure. The Company enters into index futures contracts and total return swaps to gain exposure to the underlying asset or index. The Company also purchases TBAs as part of its investing activities. The Company manages the exposure to these instruments based on guidelines established by management and approved by the Company's Board of Directors (the "Board").

The Company has entered into certain foreign currency forward contracts in order to hedge its net investments in foreign subsidiaries, and has designated these as hedging instruments. These foreign currency forward contracts are carried at fair value and the realized and unrealized gains and losses are recorded in other comprehensive income as part of the cumulative translation adjustment, to the extent that these are effective as hedges. All other derivatives are not designated as hedges, and accordingly, these instruments are

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

carried at fair value, with the fair value recorded in other assets or liabilities with the corresponding realized and unrealized gains and losses included in net realized and unrealized gains and losses.

The details of the derivatives held by the Company as at December 31, 2010 and 2009 are as follows:

	As at December 31, 2010			
	Asset derivatives recorded in other assets	Liability derivatives recorded in other liabilities	Total derivatives	
	Fair value	Fair value	Net notional exposure	Fair value
Derivatives designated as hedging instruments				
Foreign currency forward contracts [1]	$ -	$ 534	$ 43,201	$ (534)
	-	534		(534)
Derivatives not designated as hedging instruments				
Purpose - risk management				
Currency swaps	$ -	$ 1,020	$ 17,375	$ (1,020)
Foreign currency forward contracts	14,701	19,396	820,114	(4,695)
Futures contracts	1,822	4,125	1,100,498	(2,303)
	16,523	24,541		(8,018)
Purpose - exposure				
Futures contracts	$ 4,866	$ 223	$ 170,105	$ 4,643
Mortgage-backed securities TBA	4	17	4,275	(13)
Other reinsurance derivatives	-	241	-	(241)
	4,870	481		4,389
	21,393	25,022		(3,629)
Total derivatives	$ 21,393	$ 25,556		$ (4,163)

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	As at December 31, 2009			
	Asset derivatives recorded in other assets	Liability derivatives recorded in other liabilities	Total derivatives	
	Fair value	Fair value	Net notional exposure	Fair value
Derivatives designated as hedging instruments				
Foreign currency forward contracts[1]	$ 148	$ 512	$ 88,312	$ (364)
	148	512		(364)
Derivatives not designated as hedging instruments				
Purpose - risk management				
Currency swaps	$ 260	$ -	$ 18,655	$ 260
Foreign currency forward contracts	12,532	6,386	288,832	6,146
	12,792	6,386		6,406
Purpose - exposure				
Futures contracts	$ 3,847	$ -	$ 150,770	$ 3,847
Total return swaps	409	436	45,948	(27)
Mortgage-backed securities TBA	-	399	41,496	(399)
Other reinsurance derivatives	-	1,596		(1,596)
	4,256	2,431		1,825
	17,048	8,817		8,231
Total derivatives	$ 17,196	$ 9,329		$ 7,867

Designated

Derivatives designated as hedging instruments	Amount of Gain or (Loss) on Derivatives Recognized in						
	Comprehensive loss (Effective portion) For the years ended December 31,				Net income (loss) (Ineffective portion) For the years ended December 31,		
	2010	2009	2008	Location	2010	2009	2008
Foreign currency forward contracts[1]	$ (178)	$ (4,586)	$ (16,989)	Net realized and unrealized (losses) gain - other	$ (744)	$ (1,665)	$ 5,996
	$ (178)	$ (4,586)	$ (16,989)		$ (744)	$ (1,665)	$ 5,996

[1]Recognized as a foreign currency hedge under the Derivatives and Hedging Topic of the ASC

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Non Designated

Derivatives not designated as hedging instruments	Gain or (Loss) on Derivatives Recognized in Net Income			
		For the years ended December 31,		
	Location	2010	2009	2008
Futures contracts	Net realized and unrealized gains (losses) - investments	$ 14,290	$ 12,458	$ (147,493)
Total return swaps	Net realized and unrealized gains (losses) - investments	1,105	(4,630)	(18,431)
Currency swaps	Net realized and unrealized (losses) gains - other	(1,290)	661	(783)
Interest rate swaps	Net realized and unrealized losses - investments	-	-	(295)
Interest rate swaps	Net realized and unrealized losses - other	-	-	(1,353)
Foreign currency forward contracts	Net realized and unrealized losses - investments	(15,840)	(25,375)	-
Foreign currency forward contracts	Net realized and unrealized gains - other	14,674	9,867	1,099
Mortgage-backed securities TBA	Net realized and unrealized gains - investments	882	2,402	2,203
Other reinsurance derivatives	Net realized and unrealized gains - other	1,801	2,390	6,658
		$ **15,622**	$ **(2,227)**	$ **(158,395)**

Foreign currency forward contracts

The Company enters into foreign currency forward contracts for the purpose of hedging its net investment in foreign subsidiaries which are recorded as designated hedges. All other foreign currency forward contracts are not designated as hedges and are entered into for the purpose of hedging our foreign currency fixed maturities investments and our net foreign currency operational assets and liabilities.

Futures contracts

The Company uses futures contracts to gain exposure to US equity, global equity, emerging market equity and commodities. The Company uses interest rate futures contracts to manage the duration of the fixed maturities investments.

Total return swaps

The Company uses total return swaps to gain exposure to a global inflation linked bond index and a global equity index. The total return swaps allow the Company to earn the return of the underlying index while paying floating interest plus a spread to the counterparty.

Currency swaps

The Company uses currency swaps to minimize the effect of fluctuating foreign currencies. The currency swaps relate to the Company's Euro denominated debentures.

To be announced mortgage-backed securities

The Company also purchases TBAs as part of its investing activities. By acquiring a TBA, the Company makes a commitment to purchase a future issuance of mortgage-backed securities.

Other reinsurance derivatives

The Company writes certain reinsurance contracts that are classified as derivatives in accordance with the FASB ASC Topic for Derivatives and Hedging. The Company has entered into ILW transactions that may be structured as reinsurance or derivatives.

Fair value disclosure

In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, the fair value of derivative instruments held as at December 31, 2010 and 2009 is allocated between levels as follows:

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	Fair Value Measurement at December 31, 2010, using:			
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Description				
Futures contracts	$ 2,340	$ 2,340	$ -	$ -
Swaps	(1,020)	-	(1,020)	-
Foreign currency forward contracts	(5,229)	-	(5,229)	-
Mortgage-backed securities TBA	(13)	-	(13)	-
Other reinsurance derivatives	(241)	-	-	(241)
Total derivatives	**$ (4,163)**	**$ 2,340**	**$ (6,262)**	**$ (241)**

For the Level 3 items still held as of December 31, 2010, the total change in fair value for the year, recorded in net realized and unrealized gains (losses) – other, is $nil.

	Fair Value Measurement at December 31, 2009, using:			
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Description				
Futures contracts	$ 3,847	$ 3,847	$ -	$ -
Swaps	233	-	233	-
Foreign currency forward contracts	5,782	-	5,782	-
Mortgage-backed securities TBA	(399)	-	(399)	-
Other reinsurance derivatives	(1,596)	-	-	(1,596)
Total derivatives	**$ 7,867**	**$ 3,847**	**$ 5,616**	**$ (1,596)**

The reconciliation of the fair value for the Level 3 derivative instruments, including net purchases and sales, realized gains and changes in unrealized gains, is as follows:

	For the years ended December 31,	
	2010	2009
Other reinsurance derivatives		
Beginning balance	$ (1,596)	$ (541)
Total unrealized gains included in earnings	1,892	2,299
Net purchases	(537)	(3,354)
Closing fair value	**$ (241)**	**$ (1,596)**

Transfers between levels, if necessary, are done as of the actual date of the event or change in circumstance that caused the transfer. There were no transfers between levels during these periods.

11. TAXATION

On May 17, 2010, the Company became a Luxembourg tax resident and therefore became subject to corporate income tax and municipal business tax on its worldwide income at the Luxembourg statutory tax rate, currently of 28.6% (for companies registered in Luxembourg City). Qualifying dividend income and net capital gains on the sale of qualifying investments in subsidiaries generally are exempt from corporate income tax and municipal business tax under Luxembourg's "participation exemption". Consequently, qualifying dividends received by the Company from subsidiaries and capital gains from the sale by the Company of investments in subsidiaries should be exempt from corporate income tax and municipal business tax.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

In addition, the Company is subject to net wealth tax on its worldwide wealth. Qualifying investments in subsidiaries generally are exempt from net wealth tax.

The Company has subsidiaries that operate in various other jurisdictions around the world that are subject to tax and examination by taxing authorities in the jurisdictions in which they operate. The significant jurisdictions in which the Company's subsidiaries are subject to tax are South Africa, Canada, India, Switzerland, U.S. Virgin Islands ("USVI"), the U.K. and the U.S.

In Switzerland, Flagstone Suisse has been granted a partial tax holiday from the cantonal tax administration of the canton of Valais providing an exemption from cantonal and municipal corporate income and capital taxes for a period of 10 years. Operations of Flagstone Suisse's branch office in Bermuda are not subject to Bermuda income or capital gains tax under current Bermuda law.

Income tax returns open for examination are as follows: tax years 2009-2010 in South Africa, Switzerland and the U.K.; tax years 2006-2010 in Canada; tax years 2007-2010 in India and the USVI; and tax years 2008-2010 in the U.S.

As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. Management has deemed all material tax positions to have a greater than 50% likelihood of being fully sustained on technical merits if challenged.

The Company does not expect any material unrecognized tax benefits within 12 months of December 31, 2010.

Income tax expense for the years ended December 31, 2010, 2009 and 2008 is as follows:

	For the years ended December 31,		
	2010	**2009**	**2008**
Current income tax (recovery) expense			
Luxembourg	$ -	$ 107	$ 4
Non-Luxembourg	2,584	2,917	1,862
Deferred income tax (recovery) expense			
Non-Luxembourg	(6,637)	2,388	(688)
Total income tax (recovery) expense	**$ (4,053)**	**$ 5,412**	**$ 1,178**

	As at December 31,		
	2010	**2009**	**2008**
Net current tax (liabilities) assets	$ (104)	$ (1,741)	$ 118
Net deferred tax assets (liabilities)	4,424	(2,478)	(1,774)
Net tax assets (liabilities)	**$ 4,320**	**$ (4,219)**	**$ (1,656)**

Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets (liabilities) as of December 31, 2010 and 2009 are as follows:

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	As at December 31,	
Deferred tax inventory	**2010**	**2009**
Deferred tax assets		
Tax loss carryforward	$ 36,733	$ 22,855
Other	1,678	-
Valuation allowance	(29,798)	(22,009)
Deferred tax assets net of valuation allowance	$ 8,613	$ 846
Deferred tax liabilities		
Property and fixed assets	(3,990)	-
Other	(199)	(3,324)
	(4,189)	(3,324)
Net deferred tax assets (liabilities)	**$ 4,424**	**$ (2,478)**

Realization of deferred tax assets is dependent on generating sufficient taxable income in the future periods. Although realization is not assured, management believes it is more likely than not that the tax benefit of the deferred tax assets net of valuation allowance will be realized.

The valuation allowance relates to operating and capital losses of the Company's foreign subsidiaries in Cyprus, Luxembourg, Switzerland and the U.S. Local tax laws allow tax losses to be carried forward and offset against future taxable income. However, the Company believes it is necessary to establish a valuation allowance against these operating loss and capital loss deferred tax assets due to the Company's short operating history and uncertainty regarding its ability to generate sufficient future taxable income to utilize the loss carried forward and realize the deferred tax asset.

As of December 31, 2010, the company had deferred tax assets net of valuation allowance of $6.9 million ($nil as of December 31, 2009) relating to operating and capital losses, primarily relating to operating loss in the U.K., where local tax laws allow tax losses to be carried forward for an unlimited period of time.

The following table is a reconciliation of the difference between the actual tax rate and the Luxembourg statutory rate of 28.59%. For the years ended December 31, 2009 and 2008, the Company was a Bermuda domiciled company subject to a 0% statutory rate under Bermuda law. As a result, the reconciliation has been presented starting with a 0% rate for these periods.

	For the years ended December 31,		
	2010	**2009**	**2008**
Tax rate reconciliation			
Expected statutory tax rate	28.6 %	0.0 %	0.0 %
Foreign taxes at local expected rates	(27.0)%	2.2 %	(0.6)%
Net expected statutory tax rate pre-tax benefits	1.6 %	2.2 %	(0.6)%
Gross tax benefits	(10.8)%	(3.9)%	3.7 %
Valuation allowance	4.1 %	3.9 %	(3.7)%
Tax exempt income and expenses not deductible	1.4 %	0.0 %	0.0 %
Prior years tax adjustments	(0.8)%	0.0 %	0.0 %
Other	0.1 %	0.0 %	0.0 %
	(4.4)%	2.2 %	(0.6)%

12. RETIREMENT BENEFIT ARRANGEMENTS

For employee retirement benefits, the Company maintains active defined-contribution plans and a defined benefit plan.

Defined Contribution Plans

Contributions are made by the Company, and these contributions are supplemented by the local plan participants. Contributions are based on a percentage of the participant's base salary depending upon competitive local market practice. Vesting provisions meet legal compliance standards and market trends; the accumulated benefits for the majority of these plans vest immediately or over a two year period.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The Company incurred expenses for these defined contribution arrangements of $3.5 million, $2.0 million, and $0.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Defined Benefit Plan

Under Swiss pension law, the Company is required to maintain a pension plan for its employees in Switzerland, which is classified and accounted for as a defined benefit plan. As at December 31, 2010 and 2009, the net unfunded status at the end of the year was $1.2 million and $1.4 million, respectively and was included in other liabilities in the Consolidated Balance Sheets. The fair value of plan assets as at December 31, 2010, and 2009 was $4.3 million and $4.4 million, respectively.

13. DEBT AND FINANCING ARRANGEMENTS

Long term debt

The Company's debt outstanding as at December 31, 2010 and 2009 is as follows:

Issue Type	Issued In	Notional Amount	Interest Rate	First Call In	Maturity In	Outstanding balance as at December 31, 2010	2009
Deferrable Interest Debentures	2006	$ 120,000	LIBOR + 3.54%	2011	2036	$ 120,000	120,000
Junior Subordinated Deferrable Interest Notes	2006	€ 13,000	Euribor + 3.54%	2011	2036	17,372	18,652
Junior Subordinated Deferrable Interest Notes	2007	$ 100,000	LIBOR + 3.00%	2012	2037	88,750	88,750
Junior Subordinated Deferrable Interest Notes	2007	$ 25,000	LIBOR + 3.10%	2012	2037	25,000	25,000
						$ 251,122	$ 252,402

The FASB ASC Topic on Financial Instruments requires disclosure of fair value information of financial instruments. For financial instruments where quoted market prices are not available, the fair value of these financial instruments is estimated by discounting future cash flows or by using similar recent transactions. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. The Company does not carry its long term debt at fair value on its consolidated balance sheets. As at December 31, 2010 and 2009, the Company estimated the fair value of its long term debt to be approximately $220.5 million and $203.9 million, respectively.

The Note Indentures contain various covenants, including limitations on liens on the stock restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. The Company was in compliance with all the covenants contained in the Note Indentures at December 31, 2010 and 2009.

Interest expense includes interest payable and amortization of debt offering expenses. The debt offering expenses are amortized over the period from the issuance of the Deferrable Interest Debentures to the earliest date that they may be called by the Company. For the years ended December 31, 2010, 2009 and 2008, the Company incurred interest expense of $10.4 million, $11.1 million and $18.3 million, respectively, on the Deferrable Interest Debentures. Also, at December 31, 2010 and 2009, the Company had $0.8 million and $0.8 million, respectively, of interest payable included in other liabilities.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Future principal and interest payments on long term debt are expected to be as follows:

Year	Estimated future principal and interest payments
2011	$ 9,183
2012	9,183
2013	9,183
2014	9,183
2015	9,183
Later years	453,903
Total	$ 499,818

Letter of credit facilities

On June 5, 2009, Flagstone Suisse entered into a secured $50.0 million standby letter of credit facility with BNP Paribas (the "BNP Facility"). The BNP Facility had an initial term of one year and the Company let the facility expire on June 4, 2010, as per the terms of the agreement.

On March 5, 2009, Flagstone Suisse entered into a $200.0 million secured committed letter of credit facility with Barclays Bank Plc (the "Barclays Facility"). The Barclays Facility is used to support the reinsurance obligations of the Company and its subsidiaries. As at December 31, 2010, $32.3 million had been drawn under the Barclays Facility, and the drawn amount was secured by $35.9 million of fixed maturity securities from the Company's investment portfolio.

On April 28, 2010, Flagstone Suisse and Flagstone Capital Management Luxembourg SICAF – FIS entered into a secured $450.0 million standby letter of credit facility with Citibank Europe Plc (the "Citi Facility"). The Citi Facility comprised a $225.0 million facility for letters of credit with a maximum tenor of 15 months, to be used to support reinsurance obligations of the Company and its subsidiaries, and a $225.0 million facility for letters of credit drawn in respect of Funds at Lloyd's with a maximum tenor of 60 months. On December 21, 2010, the Citi Facility was amended to increase the amount available under the facility by $100.0 million to $550.0 million, with all the terms and conditions remaining unchanged. The Citi Facility now comprises a $275.0 million facility for letters of credit with a maximum tenor of 15 months, to be used to support reinsurance obligations of the Company and its subsidiaries, and a $275.0 million facility for letters of credit drawn in respect of Funds at Lloyds's with a maximum tenor of 60 months. As at December 31, 2010, $435.6 million had been drawn under the Citi Facility, and the drawn amount of the facility was secured by $502.6 million of fixed maturity securities from the Company's investment portfolio. This facility replaced a $450.0 million credit facility with Citibank Europe Plc which commenced on January 22, 2009.

These facilities are used to provide security to reinsureds and for Funds at Lloyd's, and they are fully collateralized by the Company, to the extent of the letters of credit outstanding at any given time.

14. SHAREHOLDERS' EQUITY

Common shares

At December 31, 2010 and 2009, the total authorized common voting shares of the Company were 300,000,000 and 300,000,000, respectively, with a par value of $0.01 per common share.

The holders of common voting shares are entitled to receive distributions (previously in the form of dividends prior to the Redomestication) as declared from time to time and are entitled to one vote per common share, subject to certain restrictions.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following table is a summary of common shares issued and outstanding:

	For the years ended December 31,		
	2010	**2009**	**2008**
Common voting shares:			
Balance at beginning of period	82,985,219	84,801,732	85,309,107
Conversion of performance share units [(1)]	-	42,000	-
Conversion of restricted share units [(1)]	10,499	141,487	190,224
Shares repurchased and cancelled	(520,960)	-	(697,599)
Shares repurchased and held in treasury	(13,889,170)	(2,000,000)	-
Balance at end of period	**68,585,588**	**82,985,219**	**84,801,732**

(1) Conversion of performance share units and restricted share units are net of shares withheld for the payment of tax on the employee's behalf.

Share buyback

On September 22, 2008, the Company announced that its Board had approved the repurchase of company common shares, subject to market conditions, share price and other factors. The buyback program allows the Company to purchase, from time to time, its outstanding stock up to a value of $60.0 million. During the year ended December 31, 2009, the Company entered into a private placement purchase agreement to repurchase 2.0 million common shares at a total cost of $19.8 million.

On March 11, 2010, the Company entered into a private purchase agreement to repurchase 2,984,146 common shares pursuant to its buyback program at a total cost of $33.6 million.

On May 18, 2010, the Company announced that its Board had approved an increase in its share buyback program allowing the Company to purchase, from time to time, subject to market conditions, share price and other factors, its outstanding common shares up to a value of $50.0 million.

On May 21, 2010, in connection with the resignation of Mr. Byrne as Executive Chairman of the Company's Board, the Company entered into a General Release and Settlement Agreement for the repurchase of 2,000,000 common shares from Limestone Business Limited, a company controlled and capitalized by Mr. Byrne. These shares were repurchased pursuant to the Company's buyback program on May 25, 2010, at a total cost of $24.0 million.

During the third quarter of 2010, the Company repurchased 1,420,960 common shares pursuant to its buyback program at a total cost of $14.8 million. Of the common shares repurchased, 900,000 common shares were purchased on August 20, 2010, under a private purchase agreement for the employee share compensation plans (PSU Plan and Restricted Share Unit Plan ("RSU Plan")), while the remaining 520,960 common shares were purchased on the open market. As of December 31, 2010, authority to repurchase up to $11.2 million of common shares remained available under the buyback program.

Shares purchased by a subsidiary

On December 14, 2010, pursuant to the Purchase Agreement between Bermuda Holdings, Mr. Byrne, and certain companies associated with Mr. Byrne, Bermuda Holdings purchased 8,005,024 shares of Flagstone from such companies in connection with the retirement of Mr. Byrne as a member of the Board at a total cost of $91.9 million.

Warrant

In connection with the initial closing of the private placement for the Company's common shares in December 2005, the Company issued the Warrant to Haverford for its role in these capital raising activities. The Warrant has been classified as an equity instrument, in accordance with the FASB ASC Subtopic on Derivatives and Hedging – Contracts in Entity's Own Equity. The Company has determined the Warrant to be compensatory and has recorded its fair value as compensation in the issuance period as there is no required service period. The Warrant granted the holder the right, at any time during the period commencing on December 1, 2010 and ending December 31, 2010, to purchase from the Company up to 12.0% of the issued share capital of the Company at the consummation of the initial private placements of the Company at an exercise price of $14.00 per common share.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Subsequently, in connection with the February 1 and February 23, 2006, additional closings of the private placement of 1,957,008 common shares, the Warrant was amended such that the number of common shares that could be issuable upon exercise of the Warrant would be 8,585,747, being 12.0% of the issued share capital as at February 23, 2006.

At the Company's Board meeting held on November 14, 2008, the Warrant was amended to change the exercise date from December 1, 2010 to December 31, 2010, to December 1, 2013 to December 31, 2013, to change the strike price to $14.80 from $14.00 and to include a provision that amends the strike price for all dividends paid by the company from the issuance of the Warrant to its exercise date. As a result of the amendments additional compensation expense of $3.6 million was recognized in general and administrative expenses and in additional paid-in capital in the consolidated financial statements for the year ended December 31, 2008. This value was calculated using the Black-Scholes option pricing model. The assumptions used were: risk-free interest rate 2.8%; expected life 5.05 years; volatility 38.6%; dividend yield 1.59%. The volatility assumption was based on the average historical volatility of a group of comparable companies over a period equal to the expected life of the Warrant.

On June 25, 2010, the Warrant was amended and restated so that Haverford could transfer the Leyton Warrant to Leyton Limited., a company associated with Flagstone's chief executive officer David Brown. Haverford continued to hold the Haverford Warrant and all other terms of each Warrant remained unchanged.

On December 14, 2010, in connection with the retirement of Mr. Byrne as a member of the Board of the Company and pursuant to the Purchase Agreement between Bermuda Holdings, Mr. Byrne and Haverford and Limestone, companies associated with Mr. Byrne, Bermuda Holdings purchased the Haverford Warrant at a total cost of $14.2 million, which includes $0.7 million of transaction costs. In accordance with Compensation – Stock Compensation Topic of the FASB ASC, as the Haverford Warrant purchase price was based on an estimate of the Haverford Warrant purchase date fair value, additional paid-in capital was charged for the amount of the Haverford Warrant purchase price and related transaction expenses .

On December 14, 2010, the Company purchased the Haverford Warrant from Bermuda Holdings. The Company subsequently cancelled the Haverford Warrant. The Leyton Warrant, exercisable at maturity for 630,194 common shares of the Company, remains outstanding.

15. SHARE BASED COMPENSATION

The Company accounts for share based compensation in accordance with the Compensation – Stock Compensation Topic of the FASB ASC which requires entities to measure the cost of services received from employees and directors in exchange for an award of equity instruments based on the grant date fair value of the award. The cost of such services will be recognized as compensation expense over the period during which an employee or director is required to provide service in exchange for the award. The Company's share based compensation plans consist of PSUs and RSUs.

Performance Share Units

The Company's PSU Plan is the Company's shareholder approved primary executive long term incentive scheme. Pursuant to the terms of the PSU Plan, at the discretion of the Compensation Committee of the Board, PSUs may be granted to executive officers and certain other key employees and vesting is contingent upon the Company meeting certain DROE goals.

At the Company's Compensation Committee meeting on November 13, 2008, the PSU Plan was amended. Considering the net loss incurred in the nine months ended September 30, 2008, and the subsequent impact on the value of the existing PSUs (2006-2008, 2007-2009 and 2008-2010 series) the Committee resolved to cancel all unvested PSUs and issued 2009-2010 and 2009-2011 series grants as replacements.

Upon vesting, the PSU holder shall be entitled to receive a number of common shares of the Company (or the cash equivalent, at the election of the Company) equal to the product of the number of PSUs granted multiplied by a factor based on the Company's DROE during the vesting period. The factor will range between 0.5 and 1.5, depending on the DROE achieved during the vesting period. This factor was amended on November 13, 2008, from the previous factor which ranged between 0.0 and 2.0. PSUs vest over a period of two or three years. The fair value of PSUs granted under the PSU Plan is estimated on the date of grant using the fair value on the grant date and the most probable DROE outcome.

At the Company's Annual General Meeting of shareholders held on May 14, 2010, the PSU Plan was amended to modify the

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

treatment of PSUs upon the retirement of an employee and to cancel PSUs if (a) the Company is required to make a financial restatement due to a material misstatement and (b) those PSUs were granted based upon the erroneous financial information.

A summary of the activity under the PSU Plan as at December 31, 2010, 2009 and 2008, and changes during the years ended December 31, 2010, 2009, and 2008, is as follows:

	For the years ended December 31,											
	2010				2009				2008			
	Number expected to vest		Weighted average grant date fair value	Weighted average remaining contractual term	Number expected to vest		Weighted average grant date fair value	Weighted average remaining contractual term	Number expected to vest		Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at beginning of period	3,305,713	$	10.04	1.6	2,189,982	$	10.13	2.5	1,658,700	$	12.07	1.7
Granted	878,000		11.05		1,357,143		9.93		3,004,940		11.09	
Forfeited	(185,155)		10.28		(181,412)		10.14		(105,000)		12.35	
Exercised in the period	-		-		(60,000)		10.25		-		-	
Cancelled	-		-		-		-		(2,368,658)		12.61	
Outstanding at end of period	**3,998,558**		**10.25**	**0.9**	**3,305,713**		**10.04**	**1.6**	**2,189,982**		**10.13**	**2.5**

The Company reviews its assumptions in relation to the PSUs on a quarterly basis. Taking into account the results to date and the expected results for the remainder of the performance periods, we have established the most probable factor at 100%, with the exception of one series which has been established to have a probable factor of 150%. For the years ended December 31, 2010, 2009 and 2008, respectively, $14.9 million, $13.2 million and $(6.9) million has been recorded in general and administrative expenses in relation to the PSU Plan. Considering the net loss incurred in the nine months ended September 30, 2008, the Company reviewed its DROE estimates for the applicable performance periods and accordingly revised the number of PSUs expected to vest, resulting in the reversal of related compensation expense at December 31, 2008. The issuance of shares with respect to the PSUs is contingent upon the attainment of certain levels of average DROE over a two or three year period. As at December 31, 2010, 2009 and 2008, there was a total of $12.2 million, $19.4 million and $21.0 million, respectively, of unrecognized compensation cost related to non-vested PSUs; that cost is expected to be recognized over a period of approximately 1.5 years, 1.6 years and 2.5 years, respectively.

Since the inception of the PSU Plan, 60,000 PSUs have vested and 2,368,658 PSUs have been cancelled.

Restricted Share Units

The purpose of the Company's Amended and Restated Employee Restricted Share Unit Plan (the "RSU Plan") is to encourage employees and directors of the Company to further the development of the Company and to attract and retain key employees for the Company's long term success. The RSUs granted to employees vest over a period of approximately two years while RSUs granted to directors vest on the grant date.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

A summary of the activity under the RSU Plan as at December 31, 2010, 2009 and 2008, and changes during the years ended December 31, 2010, 2009, and 2008, is as follows:

	For the years ended December 31,								
	2010			2009			2008		
	Number expected to vest	Weighted average grant date fair value	Weighted average remaining contractual term	Number expected to vest	Weighted average grant date fair value	Weighted average remaining contractual term	Number expected to vest	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at beginning of period	373,157	$ 10.89	0.5	282,876	$ 13.13	0.5	326,610	$ 12.45	0.6
Granted	272,836	11.11		307,797	10.00		286,361	13.25	
Forfeited	(60,740)	10.16		(43,985)	11.26		(74,500)	13.65	
Exercised in the period	(8,040)	10.51		(173,531)	12.85		(255,595)	12.24	
Outstanding at end of period	**577,213**	11.08	**0.3**	**373,157**	**10.89**	**0.5**	**282,876**	**13.13**	**0.5**

As at December 31, 2010, 2009 and 2008, there was a total of $0.9 million, $0.9 million and $1.0 million, respectively, of unrecognized compensation cost related to non-vested RSUs; that cost is expected to be recognized over a period of approximately 1.0 year, 1.0 year, and 1.0 year, respectively. A compensation expense of $2.4 million, $2.7 million and $3.0 million has been recorded in general and administrative expenses for the years ended December 31, 2010, 2009 and 2008, respectively, in relation to the RSU Plan.

Since the inception of the RSU Plan in July 2006, 400,842 RSUs granted to employees have vested and no RSUs granted to employees have been cancelled. During the years ended December 31, 2010, 2009 and 2008, 64,896, 72,666, and 55,715 RSUs, respectively, were granted to the directors. During the years ended December 31, 2010, 2009 and 2008, 8,040, 2,985, and 25,299 RSUs, respectively, granted to directors were converted into common shares of the Company as elected by the directors.

The Company uses a nil forfeiture assumption for its PSUs and RSUs. The intrinsic value of the PSUs and RSUs outstanding as of December 31, 2010 was $50.4 million and $7.3 million, respectively.

16. EARNINGS (LOSS) PER COMMON SHARE

The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2010, 2009, and 2008 is as follows:

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	For the years ended December 31,		
	2010	2009	2008
Basic earnings per common share			
Net income (loss) attributable to Flagstone	$ 97,084	$ 242,192	$ (187,302)
Weighted average common shares outstanding	78,391,591	84,074,056	85,175,484
Weighted average vested restricted share units	265,097	205,721	153,220
Weighted average common shares outstanding—Basic	78,656,688	84,279,777	85,328,704
Basic earnings (loss) per common share	$ 1.23	$ 2.87	$ (2.20)
Diluted earnings per common share			
Net income (loss) attributable to Flagstone	$ 97,084	$ 242,192	$ (187,302)
Weighted average common shares outstanding	78,391,591	84,074,056	85,175,484
Weighted average vested restricted share units outstanding	265,097	205,721	153,220
	78,656,688	84,279,777	85,328,704
Share equivalents:			
Weighted average unvested restricted share units	223,902	224,015	-
Weighted average unvested performance share units	-	-	-
Weighted average common shares outstanding—Diluted	78,880,590	84,503,792	85,328,704
Diluted earnings (loss) per common share	$ 1.23	$ 2.87	$ (2.20)

Dilutive share equivalents have been excluded in the weighted average common shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive. The number of anti-dilutive share equivalents that were excluded in the computation of diluted earnings per share for the year ended December 31, 2008, was 243,124. Also at December 31, 2010, 2009, and 2008, there was a warrant outstanding which would result in the issuance of 630,194, 8,585,747 and 8,585,747 common shares, respectively, that were excluded from the computation of diluted earnings per common share because the effect would be anti-dilutive. Because the number of shares contingently issuable under the PSU Plan depends on the average DROE over a two or three year period, the PSUs are excluded from the calculation of diluted earnings per common share until the end of the performance period, at which time the number of shares issuable under the PSU Plan will be known. As at December 31, 2010, 2009, and 2008, there were 3,998,558, 3,305,713, and 2,189,982 PSUs, respectively, which were expected to vest. The maximum number of common shares that could be issued under the PSU Plan at December 31, 2010, 2009, and 2008, was 5,751,765, 4,712,498, and 3,284,973 respectively.

Also at December 31, 2010, 2009, and 2008, there was a warrant outstanding which would result in the issuance of common shares that were excluded from the computation of diluted earnings per common share because the effect would be anti-dilutive. These securities were as follows:

	For the years ended December 31,		
	2010	2009	2008
Warrant	630,194	8,585,747	8,585,747

17. NONCONTROLLING INTEREST

At December 31, 2010, the Company's consolidated results include the results of Mont Fort from January 12, 2007 onwards (see Note 6). The portions of Mont Fort's net income and shareholders' equity attributable to holders of the preferred shares for the years ended December 31, 2010, 2009 and 2008 are recorded in the consolidated financial statements of the Company as noncontrolling interest. On February 8, 2008, Mont Fort repurchased 5.0 million preferred shares relating to its second cell, Mont Fort ILW 2 for $6.6 million. On August 10, 2009, Mont Fort repurchased 43.6 million preferred shares relating to its first cell, Mont Fort ILW for $63.1 million. On June 3, 2010 and July 27, 2010, Mont Fort repurchased 17.3 million and 32.7 million preferred shares relating to its second cell, Mont Fort ILW 2, for $32.0 million and $47.5 million, respectively. In relation to Mont Fort, the Company recorded income (loss) attributable to noncontrolling interest of $10.5 million, $(26.3) million, and $(14.2) million, respectively, for the years ended December 31, 2010, 2009 and 2008 and $45.9 million and $135.9 million, respectively, was included in noncontrolling interest on the consolidated balance sheets as at December 31, 2010, 2009.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

At December 31, 2010, the Company's consolidated results include the results of Island Heritage from July 1, 2007 onwards. The portions of Island Heritage's net income and shareholders' equity attributable to the minority shareholders for the years ended December 31, 2010, 2009 and 2008 are recorded in the consolidated financial statements of the Company as noncontrolling interest. In relation to Island Heritage, the Company recorded income (loss) attributable to noncontrolling interest of $(1.9) million, $(1.7) million, and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $15.9 million and $18.4 million, respectively, was included in noncontrolling interest on the consolidated balance sheets as at December 31, 2010, 2009.

On October 1, 2009, the Company sold 25% of the common shares of IAL King Air Limited for proceeds of $0.8 million, maintaining a controlling interest. As a result, $0.4 million was recorded as noncontrolling interest on the consolidated balance sheet as at December 31, 2009. On July 1, 2010, the Company repurchased the 25% of common shares sold on October 1, 2009, for a purchase price of $0.8 million. On October 27, 2010, IAL King Air Limited was subsequently sold for total proceeds of $2.0 million.

The Company's consolidated results include the results of Flagstone Africa from June 30, 2008 onwards. On November 10, 2009, Flagstone Suisse became the sole shareholder of Flagstone Africa by acquiring the remaining 35% of shares owned by Imperial Holdings Limited for a purchase price of $11.4 million (see Note 3). In accordance with the Consolidation Topic of the FASB ASC, Flagstone Africa has been fully consolidated in the Company's financial statements for the years ending December 31, 2010 and 2009. The portions of Flagstone Africa's net income and shareholders' equity attributable to minority shareholders for the year ended December 31, 2008 was recorded in the consolidated financial statements of the Company as noncontrolling interest. In relation to Flagstone Africa, the Company recorded income attributable to noncontrolling interest of $0.5 million for the year ended December 31, 2009, and $nil was included in noncontrolling interest on the consolidated balance sheets as at December 31, 2010 and 2009.

18. RELATED PARTY TRANSACTIONS

On March 6, 2009, the Company entered into a Share Purchase Agreement ("IAL 7X Agreement") with Mr. Byrne to acquire 100% of the issued and outstanding common voting shares of IAL 7X Leasing Limited ("IAL 7X") for a cash purchase price of $10,000. IAL 7X owned, as its principal asset, a delivery slot for a Dassault Falcon 7X aircraft ("7X Purchase Agreement"). Mr. Byrne and the Company agreed that upon delivery of the aircraft, the Company would either sell the aircraft or retain it as determined by the Board according to the Company's needs at that time. The parties further agreed that any gain on disposition or delivery would be split 85% to Mr. Byrne and 15% to the Company, and any loss would be borne 100% by Mr. Byrne.

On July 29, 2009, the Company elected to sell the aircraft back to Dassault Falcon Jet Corp ("DFJ") by terminating the 7X Purchase Agreement. Thereafter on August 11, 2009, IAL 7X entered into a Termination Agreement with DFJ to terminate the 7X Purchase Agreement. In accordance with the agreement between Mr. Byrne and the Company, the Company paid Mr. Byrne $0.3 million, representing 85% of the gain on disposition of $0.35 million.

On November 24, 2009, Flagstone Suisse entered into a senior unsecured loan agreement with Star and Shield Holdings LLC ("Star and Shield"), a member owned insurance company in which the Company holds a 43.3% equity investment interest. Under the terms of the agreement, the Company agreed to a revolving basis commitment of $2.5 million with an interest rate of LIBOR plus 8.5% per annum, adjusted and compounded quarterly on any unpaid balance of principal and interest until the maturity of the loan which is no later than November 24, 2012. On December 21, 2010, the agreement was amended to increase the commitment to $3.5 million. As at December 31, 2010 and December 31, 2009, the Company had advanced $2.5 million and $0.4 million, respectively, as a loan receivable from Star and Shield on its Consolidated Balance Sheet.

On May 21, 2010, Mr. Byrne stepped down as Executive Chairman of the Board. In connection with his resignation, Mr. Byrne and Bermuda Holdings entered into a General Release and Settlement Agreement (the "Release Agreement") which was filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2010, and filed with the SEC on August 3, 2010.

Under the terms of the Release Agreement, Bermuda Holdings paid Mr. Byrne a lump-sum cash severance payment of $1.1 million on May 24, 2010, and agreed to pay a second lump-sum cash severance payment of $1.1 million on May 20, 2012, in respect of amounts payable to Mr. Byrne pursuant to the terms of his employment agreement and other compensation rights. All equity, equity-based, bonus or incentive compensation awards (including performance share units under the PSU Plan) held by Mr. Byrne have been forfeited without payment. The Release Agreement also provides Mr. Byrne with continuation of certain benefits, including medical insurance. Pursuant to the Release Agreement, Mr. Byrne and Bermuda Holdings mutually released one another from, amongst other things, any and all existing liabilities and agreements relating to Mr. Byrne's employment with the Company.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

On December 8, 2010 Bermuda Holdings entered into a Share and Warrant Purchase Agreement (the "Purchase Agreement") with Mr. Byrne, Limestone, and Haverford pursuant to which Bermuda Holdings (i) purchased from Limestone 5,155,156 shares of the Company at a price of $11.4823 per share, (ii) purchased from Haverford 2,849,868 shares of Flagstone at a price of $11.4823 per share, and (iii) purchased from Haverford, at a price of $13,500,000, the Haverford Warrant. The transactions contemplated by the Purchase Agreement were completed on December 14, 2010. For further information on these purchases, refer to Note 14 "Shareholders' Equity".

On December 14, 2010, Mr. Byrne retired as a member of the Board. In connection with his retirement, the Company, Mr. Byrne, Limestone and Haverford entered into a letter agreement dated December 8, 2010 (the "Letter Agreement"), pursuant to which the Company agreed to continue to indemnify Mr. Byrne for actions taken by him while an employee or a director of the Company to the same extent as other former employees and directors of the Company.

On May 17, 2010, the Company entered into a commitment agreement to purchase $25.0 million of Marathon Legacy Securities Public-Private Investment Funds, Ltd. On September 30, 2010, the Company entered into a further commitment agreement to purchase $9.0 million of the fund. A member of the Company's Board is also a managing director of Marathon Asset Management, L.P., the investment manager of the fund. As of December 31, 2010, the market value of the Company's investment in this fund was $31.9 million and the remaining capital commitment was $6.8 million.

Three of the Company's subsidiaries have investment management agreements in place with Neuberger Berman Fixed Income LLC, which owns shares in the Company. Investment management fees under these agreements during 2010 were $0.3 million.

Flagstone Suisse has cash and cash equivalent investments in money market funds that are managed by the BlackRock group, which owns shares in the Company. As of December 31, 2010, the Company held $4.3 million in these investments.

19. COMMITMENTS AND CONTINGENCIES

Concentrations of credit risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company's foreign exchange forward contracts, currency swaps and interest rate swaps. However, because the counterparties to these agreements are high credit quality international banks, the Company does not anticipate any non-performance. The Company also holds counterparty collateral or posts collateral with the derivative counterparties, as allowed for in the International Swaps and Derivatives Association ("ISDA") agreements, in order to mitigate the counterparty exposure risk related to the fair value of the derivatives. The difference between the contract amounts and collateral held or posted is the Company's credit exposure with these counterparties.

As at December 31, 2010 and 2009, substantially all of the Company's portfolio cash and investments were held with one custodian bank.

The Company's investment portfolio is managed in accordance with the diversification strategy outlined in the Company's investment policy guidelines. Specific provisions limit the allowable holdings of a single issue or issuer. The Company believes that there are no significant concentrations of credit risk associated with its investments.

Brokers

The Company also underwrites the majority of its reinsurance business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of reinsurance balances to the Company. Concentrations of credit risk with respect to reinsurance balances are as described in Note 21 "Segment Reporting".

For the year ended December 31, 2010, two brokers accounted for approximately 59% of gross premiums written and for the year ended December 31, 2009, two brokers accounted for approximately 61% of gross premiums written.

Lease commitments

The Company and its subsidiaries lease office space and guest accommodations in the countries in which they operate under operating leases which expire at various dates. The Company renews and enters into new leases in the ordinary course of business as required.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Total rent expense with respect to these operating leases for the years ended December 31, 2010 and 2009 and 2008 was approximately $3.8 million, $4.2 million, and $2.6 million.

Future minimum rental lease payments under the leases are expected to be as follows:

For the years ending December 31,		Rental Leases
2011	$	5,035
2012		4,201
2013		3,887
2014		2,524
2015		1,826
2016 and thereafter		5,121
Total minimum future lease commitments	$	22,594

Capital Commitments

During 2008, the Company entered into an agreement to acquire an office building in Luxembourg. The building is currently under construction and is expected to be completed in 2011. During 2009, the Company, entered into an agreement to acquire an office building in Martigny. The building is currently under construction and is expected to be completed in 2012. The remaining balance of $1.6 million and $10.3 million, respectively, for Luxemburg and Martigny is to be paid as specific milestones are reached in the construction.

Investment commitments

The Company has made certain commitments with respect to investments in a private equity fund and a mortgage backed investment fund. As at December 31, 2010 and 2009, the total outstanding investment commitment was $13.7 million and $3.4 million, respectively.

Legal proceedings

In the normal course of business, the Company may become involved in various claims litigation and legal proceedings.

As at December 31, 2010 and 2009, the Company was not a party to any material litigation or arbitration proceedings.

20. DIVIDEND RESTRICTIONS AND STATUTORY REQUIREMENTS

Luxembourg

The shareholders may declare dividends at a general meeting of shareholders, but, in accordance with the Articles of Incorporation of the Company, the dividend may not exceed the amount recommended by the Board. Dividends may only be declared from the distributable reserves of the Company. In accordance with the provisions of Luxembourg law, no distributions to shareholders may be made when on the closing date of the financial year of the Company, the net assets as set out in the annual accounts are, or would following such a distribution, be lower than the subscribed capital plus the reserves which may not be distributed under the Luxembourg law or by virtue of the Articles. The amount of a distribution to shareholders may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and sums to be placed to reserve in accordance with the Luxembourg law or in accordance with the Articles.

Shareholders may declare dividends at a general meeting by means of ordinary resolution, being a resolution passed by a simple majority of shareholders present at a general meeting, with a quorum of at least two shareholders present.

Share premium will be available for repayment to the shareholders in the discretion of the Board.

Dividends may be paid in (1) cash in the form a check, or by warrant, or (2) wholly or partly in kind by the distribution of assets (in particular, paid up shares, debentures or debenture stock) to shareholders.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

No dividend or other monies payable in respect of a share in the Company will bear interest against the Company unless otherwise provided by the rights attached to the share.

Subject to the Luxembourg Company law, interim dividends may be declared by the Board. The declaration of interim dividends is subject to the approval of shareholders at the next general meeting. Where the payments made on account of interim dividends exceed the amount of dividends subsequently approved by shareholders at the general meeting, they shall, to the extent of the overpayment, be deemed to have been paid on account of the next dividend. The Articles of Incorporation of the Company allow for the declaration of interim dividends, but any payment of interim dividends shall be subject to the conditions that: (i) interim accounts shall be drawn up showing that the funds available for distribution are sufficient; (ii) the amount to be distributed may not exceed total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn down from reserves available for this purpose, less losses carried forward any sums to be placed to reserve pursuant to the requirements of the law or the Articles of Incorporation; (iii) the decision of the Board to distribute an interim dividend may not be taken more than two months after the date at which the interim accounts (before mentioned) have been made up; (iv) in their report, the Board and the statutory auditor shall verify whether the above conditions have been satisfied.

Since the Redomestication of the Company from Bermuda to Luxembourg in May 2010, the Company has, on September 15 and December 15, 2010, paid two distributions to shareholders in the amount of $0.04 per share, which are subject to the provisions of article 72-2 of the Law of 10 August 1915 on commercial companies, as amended.

Switzerland
Flagstone Suisse is licensed to operate as a reinsurer in Switzerland and is also licensed in Bermuda through the Flagstone Suisse Branch office and is not licensed in any other jurisdictions. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, the Company anticipates that the Company's reinsurance clients will typically require Flagstone Suisse to post a letter of credit or other collateral.

Swiss law permits dividends to be declared only after profits have been allocated to the reserves required by law and to any reserves required by the articles of incorporation. The articles of incorporation of Flagstone Suisse do not require any specific reserves. Therefore, Flagstone Suisse must allocate any profits first to the reserve required by Swiss law generally, and may pay as dividends only the balance of the profits remaining after that allocation. In the case of Flagstone Suisse, Swiss law requires that 20% of the company's profits be allocated to a "general reserve" until the reserve reaches 50% of its paid-in share capital. In addition, a Swiss reinsurance company may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency requirements.

Bermuda
While Mont Fort is a registered as Class 3 insurer in Bermuda the following disclosure focuses on Flagstone Suisse operating through its Bermuda branch as it is subject to the most onerous regulation and supervision.

Bermuda law limits the maximum amount of annual dividends or distributions that can be paid by Flagstone Suisse to the Company and in certain cases requires the prior notification to, or the approval of, the Bermuda Monetary Authority (the "BMA"). As a Bermuda Class 4 reinsurer, Flagstone Suisse may not pay dividends in any financial year which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least seven days before payment of those dividends, it files an affidavit with the BMA signed by at least two directors and Flagstone Suisse's principal representative, which states that in their opinion, declaration of those dividends will not cause Flagstone Suisse to fail to meet its prescribed solvency margin and liquidity ratio. Further, Flagstone Suisse may not reduce by 15% or more its total statutory capital as set out in its previous year's financial statements, without the prior approval of the BMA. This may limit the amount of funds available for distribution to the Company, restricting the Company's ability to pay dividends, make distributions and repurchase any of its common shares. Flagstone Suisse was required to maintain a minimum level of statutory capital and surplus of $345.8 million (unaudited) and $316.6 million (unaudited), as at December 31, 2010 and 2009, respectively. Actual statutory capital and surplus as at December 31, 2010 and 2009 was $1.7 billion (unaudited) and $1.6 billion (unaudited), respectively.

In 2008, new statutory legislation was enacted in Bermuda, which included, among other things, the Bermuda Solvency Capital Requirement ("BSCR") which is a standard mathematical model designed to give the BMA more advanced methods for determining an insurer's capital adequacy. Underlying the BSCR is the belief that all insurers should operate on an ongoing basis with a view to maintaining their capital at a prudent level in excess of the minimum solvency margin otherwise prescribed under the Bermuda Insurance Act. Effective December 31 2008, the BMA required all Class 4 insurers to maintain their capital at a target level which is set at 120% of the minimum amount calculated in accordance with the BSCR or an approved in-house model. The Company is currently completing the 2010 BSCR for its Class 4 insurers and at this time believes that Flagstone Suisse will exceed the target level of capital.

Cayman Islands
Island Heritage is domiciled in the Cayman Islands and is required to maintain a Class A Domestic Insurance License issued under the Insurance Law (as revised) of the Cayman Islands. It is thereby subject to regulation by the Cayman Islands Monetary Authority ("CIMA") which enforces the applicable provisions of the Insurance Law and also the Monetary Authority Law. Whilst there is no general requirement to prohibit dividend payments in the law, if a dividend policy has been previously agreed and filed with the regulator then any change must be approved. Furthermore, once the 2010 capital requirements are applied, assuming subsidiary legislation as drafted on February 7, 2011 is implemented, insurers must notify the regulator where its capital falls below the prescribed amount and will then be subject to remedial action and thus proposed dividend payments could be restricted.

United Kingdom
U.K. company law prohibits Flagstone Syndicate Management Limited ("FSML") and Flagstone Corporate Name Limited from declaring a dividend to its shareholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a Lloyd's managing agent's ability to declare a dividend, the Financial Services Authority's ("FSA") rules require maintenance of adequate resources, including each company's solvency margin within its jurisdiction. In addition, under Lloyd's rules, a managing agent must maintain a minimum level of capital based, among other things, on the amount of capacity it manages subject to a minimum of £400,000.

The financial services industry in the U.K. is regulated by the FSA. The FSA is an independent non-governmental body, given statutory powers by the Financial Services and Markets Act 2000. Although accountable to treasury ministers and through them to Parliament, it is funded entirely by the firms it regulates. The FSA has wide ranging powers in relation to rule-making, investigation and enforcement to enable it to meet its four statutory objectives, which are summarized as one overall aim: "to promote efficient, orderly and fair markets and to help retail consumers achieve a fair deal".

In respect of the Lloyd's market, while the FSA regulates all insurers, insurance intermediaries and Lloyd's itself, the FSA and Lloyd's have common objectives in ensuring that the Lloyd's market is appropriately regulated. To minimize duplication, the FSA has agreed arrangements with Lloyd's by which the Council of Lloyd's undertakes primary supervision of Lloyd's managing agents in relation to certain aspects of the FSA's regulatory regime.

Accordingly, as a Lloyd's managing agent, FSML is not only regulated by the FSA but is also bound by the rules of the Society of Lloyd's, which are prescribed by Byelaws and requirements made by the Council of Lloyd's under powers conferred by the Lloyd's Act 1982. Both FSA and Lloyd's have powers to withdraw their respective authorization of any person to manage Lloyd's syndicates. Lloyd's approves annually Syndicate 1861's business plan and any subsequent material changes, and the amount of capital required to support that plan. Lloyd's may require changes to any business plan presented to it or additional capital to be provided to support the underwriting (known as Funds at Lloyd's).

South Africa
Flagstone Africa is licensed to operate as a reinsurer in South Africa and is subject to statutory minimum capital requirements under applicable legislation. In addition, a South African reinsurance company may pay a dividend only if, after payment of the dividend, it will continue to comply with regulatory requirements regarding minimum capital, special reserves and solvency requirements.

Reserve

The Company is required by Luxembourg law to allocate a sum of at least one twentieth of the net profits of the Company to the creation of a legal reserve. This allocation ceases to be compulsory when the reserve has reached an amount equal to one-tenth of the corporate capital, but shall again be compulsory if the reserve falls below such one-tenth.

The Company has reserves in excess of one-tenth of the corporate capital of the Company.

Flagstone Capital Management Luxembourg – SICAF FIS ("FCML")

In accordance with the Private Placement Memorandum of FCML, the general meeting of FCML shall determine how the profits (including net realized capital gains) of FCML shall be disposed of and may from time to time declare, or authorize the board of directors of FCML to declare dividends, provided however that the capital of FCML including issue premiums does not fall below

€1,250,000 or the equivalent thereof in any currency in which shares in FCML are issued. Dividends may also be paid out of net unrealized capital gains after deduction of realized losses. Dividends declared will be paid in the applicable sub-funds base currency and may be paid at such places and times as may be determined by the board of directors of FCML.

The board of directors of FCML is further authorized to pay interim dividends subject to the relevant provisions of the Luxembourg law and any conditions or procedures as resolved by the board of directors.

21. SEGMENT REPORTING

As a result of the acquisition of FSML, the managing agency for Lloyd's Syndicate 1861, the Company revised its segment structure, effective January 1, 2009, to include a new Lloyd's segment. As a result of this process, the Company now reports its results to the chief operating decision maker based on three reporting segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010). The Company regularly reviews its financial results and assesses performance on the basis of these three reporting segments in accordance with the Segment Reporting Topic of the FASB ASC.

The comparative information below reflects the Company's current segment structure.

Those segments are more fully described as follows:

Reinsurance

The Company's Reinsurance segment has three main units:

1) ***Property Catastrophe Reinsurance.*** Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, wind, fires, winter storms, and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption. To date, property catastrophe reinsurance has been the Company's most important product. The Company writes property catastrophe reinsurance primarily on an excess of loss basis. In the event of a loss, most contracts of this type require us to cover a subsequent event and generally provide for a premium to reinstate the coverage under the contract, which is referred to as a "reinstatement premium". These contracts typically cover only specific regions or geographical areas, but may be on a worldwide basis.

2) ***Property Reinsurance.*** The Company also provides reinsurance on a pro rata share basis and per risk excess of loss basis. Per risk reinsurance protects insurance companies on their primary insurance risks on a single risk basis, for example, covering a single large building. All property per risk and pro rata business is written with loss limitation provisions, such as per occurrence or per event caps, which serve to limit exposure to catastrophic events.

3) ***Short-tail Specialty and Casualty Reinsurance.*** The Company also provides short-tail specialty and casualty reinsurance for risks such as aviation, energy, personal accident and health, satellite, marine and workers' compensation catastrophe. Most short-tail specialty and casualty reinsurance is written with loss limitation provisions.

Lloyd's

The Company's Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and FSML. Syndicate 1861, based in London, primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As such, there are no comparative numbers for the Lloyd's segment for the prior year. FSML generates fee income for the provision of services to syndicates and third parties.

Island Heritage

Island Heritage is a property and casualty insurer based in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region.

FLAGSTONE REINSURANCE HOLDINGS, S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following tables provide a summary of gross and net written and earned premiums, underwriting results, a reconciliation of underwriting income to income before income taxes, and interest in earnings of equity investments, total assets and ratios for each reportable segment for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31, 2010				
	Reinsurance	**Lloyd's**	**Island Heritage**	**Inter-segment Eliminations [1]**	**Total**
Gross premiums written	$ 861,388	$ 187,420	$ 90,896	$ (41,854)	$ 1,097,850
Premiums ceded	(150,820)	(24,450)	(80,580)	41,854	(213,996)
Net premiums written	710,568	162,970	10,316	-	883,854
Net premiums earned	$ 697,614	$ 145,246	$ 9,224	$ -	$ 852,084
Other related income	3,817	13,566	23,343	(15,598)	25,128
Loss and loss adjustment expenses	(413,005)	(115,711)	(1,420)	-	(530,136)
Acquisition costs	(127,498)	(34,818)	(18,102)	15,598	(164,820)
General and administrative expenses	(136,249)	(26,144)	(9,300)	-	(171,693)
Underwriting income (loss)	$ 24,679	$ (17,861)	$ 3,745	$ -	$ 10,563
Loss ratio [2]	59.2 %	79.7 %	4.4 %		62.2 %
Acquisition cost ratio [2]	18.3 %	24.0 %	55.6 %		19.3 %
General and administrative expense ratio [2]	19.5 %	18.0 %	28.6 %		20.1 %
Combined ratio [2]	97.0 %	121.7 %	88.6 %		101.6 %
Total assets	$ 2,351,967	$ 273,454	$ 93,781		$ 2,719,202

Reconciliation:	
Underwriting income	$ 10,563
Net investment income	31,482
Net realized and unrealized gains - investments	43,769
Net realized and unrealized gains - other	14,441
Other income	417
Interest expense	(10,352)
Net foreign exchange losses	(4,719)
Income before income taxes and interest in earnings of equity investments	$ 85,601

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	For the year ended December 31, 2009				
	Reinsurance	Lloyd's	Island Heritage	Inter-segment Eliminations [1]	Total
Gross premiums written	$ 796,984	$ 145,889	$ 84,239	$ (38,621)	$ 988,491
Premiums ceded	(140,850)	(18,504)	(75,289)	38,621	(196,022)
Net premiums written	656,134	127,385	8,950	-	792,469
Net premiums earned	$ 689,544	$ 62,130	$ 6,781	$ -	$ 758,455
Other related income	3,622	8,749	20,968	(14,187)	19,152
Loss and loss adjustment expenses	(241,358)	(40,847)	(980)	-	(283,185)
Acquisition costs	(121,837)	(14,608)	(14,213)	14,187	(136,471)
General and administrative expenses	(119,555)	(15,904)	(11,679)	-	(147,138)
Underwriting income (loss)	$ 210,416	$ (480)	$ 877	$ -	$ 210,813
Loss ratio [2]	35.0 %	65.7 %	3.5 %		37.3 %
Acquisition cost ratio [2]	17.7 %	23.5 %	51.2 %		18.0 %
General and administrative expense ratio [2]	17.3 %	25.6 %	42.1 %		19.4 %
Combined ratio [2]	70.0 %	114.8 %	96.8 %		74.7 %
Total assets	$ 2,298,821	$ 177,355	$ 90,592		$ 2,566,768

Reconciliation:	
Underwriting income	$ 210,813
Net investment income	28,531
Net realized and unrealized gains - investments	39,668
Net realized and unrealized gains - other	11,253
Other income	2,576
Interest expense	(12,105)
Net foreign exchange losses	(3,231)
Income before income taxes and interest in earnings of equity investments	$ 277,505

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	For the year ended December 31, 2008			
	Reinsurance	Island Heritage	Inter-segment Eliminations [1]	Total
Gross premiums written	$ 740,169	$ 76,926	$ (35,206)	$ 781,889
Premiums ceded	(46,638)	(75,759)	35,206	(87,191)
Net premiums written	693,531	1,167	-	694,698
Net premiums earned	$ 641,500	$ 12,668	$ -	$ 654,168
Other related income	305	13,247	(9,691)	3,861
Loss and loss adjustment expenses	(377,228)	(2,656)	-	(379,884)
Acquisition costs	(101,528)	(13,897)	9,691	(105,734)
General and administrative expenses	(90,026)	(9,000)	-	(99,026)
Underwriting income	$ 73,023	$ 362	$ -	$ 73,385
Loss ratio [2]	58.8 %	10.2 %		58.1 %
Acquisition cost ratio [2]	15.8 %	53.6 %		16.2 %
General and administrative expense ratio [2]	14.0 %	34.7 %		15.1 %
Combined ratio [2]	88.6 %	98.5 %		89.4 %
Total assets	$ 2,167,853	$ 48,117		$ 2,215,970

Reconciliation:	
Underwriting income	$ 73,385
Net investment income	51,398
Net realized and unrealized losses - investments	(272,206)
Net realized and unrealized gains - other	11,617
Other income	4,354
Interest expense	(18,297)
Net foreign exchange losses	(21,477)
Loss before taxes and interest in earnings of equity investments	$ (171,226)

[1]Inter-segment eliminations relate to Flagstone Suisse quota share arrangements with Island Heritage and beginning in 2009, also with Lloyd's

[2]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following tables set forth a breakdown of the Company's gross premiums written by line of business and geographic area of risks insured for the periods indicated:

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written[5]	Percentage of total	Gross premiums written	Percentage of total
Line of business						
Reinsurance and Lloyd's [1]						
Property catastrophe	$ 474,501	43.2 %	$ 468,158	47.4 %	$ 457,549	58.5 %
Property	259,006	23.6 %	202,378	20.5 %	94,706	12.1 %
Short-tail specialty and casualty	273,447	24.9 %	233,716	23.6 %	152,708	19.5 %
Island Heritage						
Insurance	90,896	8.3 %	84,239	8.5 %	76,926	9.9 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total[5]	Gross premiums written	Percentage of total
Geographic area of risk insured [2]						
Caribbean[3]	$ 105,327	9.6 %	$ 94,483	9.6 %	$ 88,482	11.3 %
Europe	144,217	13.1 %	123,938	12.5 %	104,185	13.4 %
Japan and Australasia	67,995	6.2 %	59,466	6.0 %	47,866	6.1 %
North America	440,728	40.1 %	391,758	39.6 %	359,684	46.0 %
Worldwide risks [4]	252,997	23.0 %	237,207	24.0 %	153,442	19.6 %
Other	86,586	8.0 %	81,639	8.3 %	28,230	3.6 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

[1]Gross premiums written relating to Lloyd's segment are primarily included in property and short-tail specialty and casualty.

[2]Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

[3]Includes gross premiums written related to Island Heritage segment.

[4]Includes contracts that cover risks in two or more geographic zones.

[5]Gross premiums written in 2009 have been reclassified to conform to current year presentation.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

For the years ended December 31, 2010, 2009 and 2008, gross premiums written by brokers were as follows:

	For the years ended December 31,					
	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total
Name of broker						
Aon Benfield	$ 343,234	31.3 %	$ 366,088	37.0 %	$ 369,037	47.2 %
Guy Carpenter	297,429	27.1 %	231,627	23.4 %	162,236	20.7 %
Willis Group	123,771	11.3 %	95,800	9.7 %	56,997	7.3 %
Other brokers [(1)]	333,416	30.3 %	294,976	29.9 %	193,619	24.8 %
Total	**$ 1,097,850**	**100.0 %**	**$ 988,491**	**100.0 %**	**$ 781,889**	**100.0 %**

[(1)]Other brokers includes the gross premiums related to Island Heritage segment

22. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through to the date the financial statements were available to be issued.

In January 2011, following the December 2010 Queensland floods subsequent flooding occurred in large areas of Australia; and on February 3, 2011, Cyclone Yasi hit Northern Queensland, Australia. These 2011 events are expected to have a net impact the Company's first quarter 2011 financial results of between $60 million to $80 million.

On February 22, 2011, a powerful 6.3 magnitude earthquake struck Christchurch, New Zealand, causing widespread damage and business interruption. This event is expected to cause sizeable losses to the insurance industry. The Company has commenced the estimation process for expected claims relating to its exposures from these events but believes it is too early to issue an estimate of claims given the significant unknowns and early stages of the claims reporting process.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

23. UNAUDITED QUARTERLY FINANCIAL INFORMATION

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2010				
Net premiums written	$ 106,855	$ 159,376	$ 293,842	$ 323,781
Net premiums earned	204,496	198,694	232,079	216,815
Net investment income	8,490	7,488	8,219	7,285
Net realized and unrealized investment gains (losses)	9,536	47,842	(14,637)	15,469
Other income	6,188	1,785	6,531	11,041
Total revenues	228,710	255,809	232,192	250,610
Loss and loss adjustment expenses	131,805	119,089	151,863	127,379
Acquisition costs	45,784	30,615	45,584	42,837
General and administrative expenses	38,458	49,338	42,722	41,175
Interest expense	2,603	2,690	2,545	2,514
Net foreign exchange (gains) losses	(541)	17,072	(7,856)	(3,956)
Total expenses	218,109	218,804	234,858	209,949
Income (loss) before income taxes and interest in earnings of equity investments	10,601	37,005	(2,666)	40,661
Provision (recovery) for income tax	8,309	(966)	(438)	(2,852)
Interest in earnings of equity investments	(334)	(364)	(283)	(259)
Net income (loss)	18,576	35,675	(3,387)	37,550
Less: (Income) loss attributable to noncontrolling interest	(3,526)	1,586	16,656	(6,046)
NET INCOME ATTRIBUTABLE TO FLAGSTONE	**$ 15,050**	**$ 37,261**	**$ 13,269**	**$ 31,504**
Net income attributable to Flagstone per common share - Basic	$ 0.20	$ 0.48	$ 0.17	$ 0.38
Net income attributable to Flagstone per common share - Diluted	$ 0.20	$ 0.48	$ 0.17	$ 0.38
Distributions declared per common share[(1)]	$ 0.04	$ 0.04	$ 0.04	$ 0.04

[(1)]Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Redomestication, such distributions were in the form of dividends.

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2009				
Net premiums written	$ 102,877	$ 134,809	$ 268,967	$ 285,816
Net premiums earned	203,127	195,517	186,976	172,835
Net investment income	8,859	10,779	10,646	(1,753)
Net realized investment gains	13,179	22,659	9,552	5,531
Other income	9,957	4,269	2,333	5,169
Total revenues	235,122	233,224	209,507	181,782
Loss and loss adjustment expenses	68,775	80,175	57,641	76,594
Acquisition costs	37,007	35,224	36,203	28,037
General and administrative expenses	42,994	35,266	34,578	34,300
Interest expense	2,615	2,814	3,119	3,557
Net foreign exchange losses (gains)	106	2,390	(362)	1,097
Total expenses	151,497	155,869	131,179	143,585
Income before income taxes and interest in earnings of equity investments	83,625	77,355	78,328	38,197
(Recovery) provision for income tax	(5,336)	(532)	(250)	706
Interest in earnings of equity investments	(308)	(370)	(300)	(378)
Net income	77,981	76,453	77,778	38,525
Less: (Income) attributable to noncontrolling interest	(6,476)	(9,323)	(9,964)	(2,782)
NET INCOME ATTRIBUTABLE TO FLAGSTONE	**$ 71,505**	**$ 67,130**	**$ 67,814**	**$ 35,743**
Net income attributable to Flagstone per common share - Basic	$ 0.86	$ 0.80	$ 0.80	$ 0.42
Net income attributable to Flagstone per common share - Diluted	$ 0.86	$ 0.80	$ 0.80	$ 0.42
Dividends declared per common share	$ 0.04	$ 0.04	$ 0.04	$ 0.04

FLAGSTONE REINSURANCE HOLDINGS, S.A.

REPORT ON SCHEDULES I-IV

All other schedules specified in Regulation S-X are omitted for the reason that they are not required, are not applicable, or that equivalent information has been included in the consolidated financial statements, and notes thereto.

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE I

SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES

As At December 31, 2010

(Expressed in thousands of U.S. dollars)

Type of investments	Amortized cost or cost	Fair value	Balance sheet amount
Fixed maturity:			
Bonds:			
United States Government and government agencies and authorities	$ 266,329	$ 271,836	$ 271,836
States, municipalities and political subdivisions	90	92	92
Foreign government	267,787	285,925	285,925
Public utilities	-	-	-
Convertible and bonds with warrants attached	-	-	-
All other corporate bonds	899,662	916,009	916,009
Certificates of deposit	-	-	-
Redeemable preferred stock	-	-	-
Total fixed maturity investments	**1,433,868**	**1,473,862**	**1,473,862**
Equity:			
Common stock			
Public utilities	-	-	-
Banks, trust and insurance companies	-	-	-
Industrial, miscellaneous and all other	7,931	283	283
Nonredeemable preferred stocks	-	-	-
Total equity investments	**7,931**	**283**	**283**
Mortgage loans on real estate	-	-	-
Real estate	-	-	-
Policy loans	-	-	-
Other long term investments	121,292	119,764	119,764
Short term investments	14,254	14,251	14,251
Total investments	**$ 1,577,345**	**$ 1,608,160**	**$ 1,608,160**

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

FLAGSTONE REINSURANCE HOLDINGS, S.A.
BALANCE SHEETS
As at December 31, 2010 and 2009
(PARENT COMPANY)

(Expressed in thousands of U.S. dollars)

	2010	2009
ASSETS		
Cash and cash equivalents	$ 7	$ 4,376
Investment in subsidiaries	1,372,254	1,341,844
Goodwill	-	2,000
Intercompany loans receivable	-	201,368
Due from subsidiaries	916	
Other assets	982	3,202
Total assets	**$ 1,374,159**	**$ 1,552,790**
LIABILITIES		
Due to subsidiaries	$ -	$ 4,978
Long term debt	162,372	163,652
Accrued interest payable	1,092	-
Intercompany loans payable	72,647	171,415
Other liabilities	3,315	1,727
Total liabilities	239,426	341,772
SHAREHOLDERS' EQUITY		
Common voting shares, 300,000,000 authorized, $0.01 par value, issued (2010 - 84,474,758; 2009 - 84,985,219) and outstanding (2010 - 68,585,588; 2009 - 82,985,219)	845	850
Common shares held in treasury, at cost (2010 - 15,889,170; 2009 - 2,000,000)[1]	(178,718)	(19,750)
Additional paid-in capital	904,235	912,547
Accumulated other comprehensive loss	(6,178)	(6,976)
Retained earnings	414,549	324,347
Total shareholders' equity	1,134,733	1,211,018
Total liabilities and shareholders' equity	**$ 1,374,159**	**$ 1,552,790**

[1] 10,905,024 treasury shares are held in a subsidiary of Flagstone and are included in the consolidated balance sheet as at December 31, 2010.

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT - CONTINUED

FLAGSTONE REINSURANCE HOLDINGS, S.A.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2010, 2009 and 2008
(PARENT COMPANY)

(Expressed in thousands of U.S. dollars)

	2010	2009	2008
REVENUES			
Net investment income	$ 140	$ 1,479	$ 3,047
Net realized and unrealized (losses) gains - investments	(926)	2,385	(2,539)
Dividend income	-	-	327,853
Total revenues	(786)	3,864	328,361
EXPENSES			
General and administrative expenses	51,024	7,629	6,876
Share based compensation expense	17,333	15,879	(325)
Interest expense	8,246	9,195	12,579
Net foreign exchange (gains) losses	(770)	16,824	4,273
Total expenses	75,833	49,527	23,403
(Loss) income before income taxes, noncontrolling interest and interest in earnings of equity investments	(76,619)	(45,663)	304,958
Interest in earnings of equity investments	173,703	287,855	(492,260)
NET INCOME (LOSS)	$ 97,084	$ 242,192	$ (187,302)

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT - CONTINUED

FLAGSTONE REINSURANCE HOLDINGS, S.A.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(PARENT COMPANY)

(Expressed in thousands of U.S. dollars)

	2010	2009	2008
Cash flows (used in) provided by operating activities:			
Net income (loss)	$ 97,084	$ 242,192	$ (187,302)
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized and unrealized losses (gains)	926	(2,385)	2,539
Net unrealized (gains) losses foreign exchange	(1,280)	581	(2,579)
Share based compensation expense	17,333	15,879	(325)
Interest in (earnings) loss of equity investments	(173,703)	(287,855)	492,260
Changes in assets and liabilities, excluding net assets acquired:			
Due to subsidiaries	(5,894)	64,772	(159,674)
Other	21,298	(1,900)	(2,005)
Net cash (used in) provided by operating activities	(44,236)	31,284	142,914
Cash flows (used in) provided by investing activities:			
Net cash (paid) received in acquisitions of subsidiaries	(20)	352	(119,280)
Other	1,090	1,303	247
Net cash (used in) provided by investing activities	1,070	1,655	(119,033)
Cash flows (used in) provided by financing activities:			
Issue of common shares, net of issuance costs paid	-	(586)	(885)
Shares repurchased and held in treasury	(67,051)	(19,750)	-
Shares repurchased and cancelled	(5,376)	-	(6,641)
Warrant repurchase	(14,200)	-	-
Intercompany financing	137,142	-	-
Distributions paid on common shares	(12,571)	(13,414)	(13,496)
Other	853	826	1,447
Net cash provided by (used in) financing activities	38,797	(32,924)	(19,575)
(Decrease) increase in cash and cash equivalents	(4,369)	15	4,306
Cash and cash equivalents - beginning of year	4,376	4,361	55
Cash and cash equivalents - end of year	$ 7	$ 4,376	$ 4,361
Supplemental cash flow information:			
Interest paid	$ 6,325	$ 11,716	$ 11,604
Dividends received from subsidiaries	$ 9,727	$ -	$ 327,853

FLAGSTONE REINSURANCE HOLDINGS, S.A.
NOTE TO CONDENSED FINANCIAL STATEMENTS

(PARENT COMPANY)

(Expressed in thousands of U.S. dollars)

DEBT AND FINANCING ARRANGEMENTS

Long term debt

The Company's debt outstanding as at December 31, 2010 and 2009 is as follows:

Issue Type	Issued In	Notional Amount		Interest Rate	First Call In	Maturity In	Outstanding balances as at December 31, 2010		Outstanding balances as at December 31, 2009	
Deferrable Interest Debentures	2006	$	120,000	LIBOR + 3.54%	2011	2036	$	120,000	$	120,000
Junior Subordinated Deferrable Interest Notes	2006	€	13,000	Euribor + 3.54%	2011	2036		17,372		18,652
Junior Subordinated Deferrable Interest Notes	2007	$	25,000	LIBOR + 3.10%	2012	2037		25,000		25,000
							$	162,372	$	163,652

The FASB ASC Topic on Financial Instruments requires disclosure of fair value information of financial instruments. For financial instruments where quoted market prices are not available, the fair value of these financial instruments is estimated by discounting future cash flows or by using similar recent transactions. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. The Company does not carry its long term debt at fair value on its consolidated balance sheets. As at December 31, 2010, the Company estimated the fair value of its long term debt to be approximately $146.0 million and as at December 31, 2009, the Company estimated the fair value of its long term debt to be approximately $135.1 million.

The Notes indentures contain various covenants, including limitations on liens on the stock restricted subsidiaries, restrictions as to the disposition of the stock of restricted subsidiaries and limitations on mergers and consolidations. The Company was in compliance with all the covenants contained in the Notes indentures at December 31, 2010.

Interest expense includes interest payable and amortization of debt offering expenses. The debt offering expenses are amortized over the period from the issuance of the Notes to the earliest they may be called by the Company. For the years ended December 31, 2010, 2009, and 2008, the Company incurred interest expense and amortization of debt offering expenses of $7.2 million, $8.3 million, and $11.5 million on the Notes. Also, at December 31, 2010 and 2009, the Company had $0.3 million and $0.3 million, respectively, of interest payable included in other liabilities in the consolidated balance sheets.

Future principal and interest payments on long term debt are expected to be as follows:

Year		Estimated future principal and interest payments
2011	$	6,252
2012		6,252
2013		6,252
2014		6,252
2015		6,252
Later years		305,451
Total	$	336,711

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION
As at and For the Years Ended December 31, 2010, 2009 and 2008

(Expressed in thousands of U.S. dollars)

	As at December 31, 2010			For the years ended December 31, 2010					
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Premium revenue	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
Reinsurance	$ 39,924	$ 583,267	$ 246,256	$ 697,614	$ -	$ 413,005	$ 127,498	$ 136,249	$ 861,388
Lloyd's	19,495	133,489	91,499	145,246	-	115,711	34,818	26,144	187,420
Island Heritage [1]	6,498	4,558	41,049	9,224	-	1,420	18,102	9,300	90,896
Inter-segment eliminations	-	-	-	-	-	-	(15,598)	-	(41,854)
Unallocated	-	-	-	-	31,482	-	-	-	-
	$ 65,917	$ 721,314	$ 378,804	$ 852,084	$ 31,482	$ 530,136	$ 164,820	$ 171,693	$ 1,097,850

	As at December 31, 2009			For the years ended December 31, 2009					
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Premium revenue	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
Reinsurance	$ 32,570	$ 436,193	$ 219,865	$ 689,544	$ -	$ 241,358	$ 121,837	$ 119,555	$ 796,984
Lloyd's	16,950	39,782	74,017	62,130	-	40,847	14,608	15,904	145,889
Island Heritage [1]	5,194	4,685	36,534	6,781	-	980	14,213	11,679	84,239
Inter-segment eliminations	(77)	-	-	-	-	-	(14,187)	-	(38,621)
Unallocated	-	-	-	-	28,531	-	-	-	-
	$ 54,637	$ 480,660	$ 330,416	$ 758,455	$ 28,531	$ 283,185	$ 136,471	$ 147,138	$ 988,491

	As at December 31, 2008			For the years ended December 31, 2008					
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Premium revenue	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
Reinsurance	$ 40,086	$ 400,957	$ 239,529	$ 641,500	$ -	$ 377,228	$ 101,528	$ 90,026	$ 740,169
Island Heritage [1]	4,515	10,608	31,362	12,668	-	2,656	13,897	9,000	76,926
Inter-segment elimination	-	-	-	-	-	-	(9,691)	-	(35,206)
Unallocated	-	-	-	-	51,398	-	-	-	-
	$ 44,601	$ 411,565	$ 270,891	$ 654,168	$ 51,398	$ 379,884	$ 105,734	$ 99,026	$ 781,889

[1] Previously referred to as the Insurance segment until January 1, 2010.

FLAGSTONE REINSURANCE HOLDINGS, S.A.

SCHEDULE IV

REINSURANCE
As at and For the Years Ended December 31, 2010, 2009 and 2008

(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2010 - Property and casualty	$ -	$ 213,996	$ 1,097,850	$ 883,854	124 %
2009 - Property and casualty	$ -	$ 196,022	$ 988,491	$ 792,469	125 %
2008 - Property and casualty	$ -	$ 87,191	$ 781,889	$ 694,698	113 %

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management has performed an evaluation pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), with the participation of our Chief Executive Officer and Chief Financial Officer, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, as amended). Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and to reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed. Because of the inherent limitations in all control systems, no evaluation of controls can provide an absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fiscal year of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Flagstone Reinsurance Holdings, S.A.
Luxembourg, Luxembourg

We have audited the internal control over financial reporting of Flagstone Reinsurance Holdings, S.A. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — *Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 2, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche
Hamilton, Bermuda
March 2, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference in a definitive proxy statement ("the Proxy Statement") that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A under the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference in the Proxy Statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A under the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference in the Proxy Statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A under the Exchange Act.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference in the Proxy Statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A under the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference in the Proxy Statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2010 pursuant to Regulation 14A under the Exchange Act.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits.

1. Financial Statements

Included in Part II – See Item 8 of this report.

2. Financial Statement Schedules

Report of Independent Registered Public Accounting Firm
Schedule I - Summary of Investments
Schedule II - Condensed Financial Information of Registrant
Schedule III - Supplementary Insurance Information
Schedule IV - Supplementary Reinsurance Information

Included in Part II – See Item 8 of this report. Schedules V and VI have been omitted as the information is provided in Item 8, Consolidated Financial Statements, or in the above schedules.

3. Exhibits – see Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 2, 2011.

FLAGSTONE REINSURANCE HOLDINGS, S.A.

By: /s/ David A. Brown

Name: David A. Brown
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Brown David A. Brown	Chief Executive Officer (Principal Executive Officer) and Director	March 2, 2011
/s/ Patrick Boisvert Patrick Boisvert	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 2, 2011
/s/ E. Daniel James E. Daniel James	Non-Executive Chairman and Director	March 2, 2011
/s/ Gary Black Gary Black	Director	March 2, 2011
/s/ Stephen Coley Stephen Coley	Director	March 2, 2011
/s/ Thomas Dickson Thomas Dickson	Director	March 2, 2011
/s/ Stewart Gross Stewart Gross	Director	March 2, 2011
/s/ Tony Knap Tony Knap	Director	March 2, 2011

Signature	Title	Date
/s/ Anthony Latham Anthony Latham	Director	March 2, 2011
/s/ Jan Spiering Jan Spiering	Director	March 2, 2011
/s/ Wray T. Thorn Wray T. Thorn	Director	March 2, 2011
/s/ Peter Watson Peter Watson	Director	March 2, 2011

EXHIBIT INDEX
Pursuant to Item 601 of Regulation S-K

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Flagstone Reinsurance Holdings, S.A. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed May 19, 2010).
4.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.4 to Current Report on Form 8-K filed May 19, 2010).
4.2*	Amended and Restated Share Purchase Warrant, dated June 25, 2010.
4.3	Junior Subordinated Indenture dated as of August 23, 2006 between Flagstone Reinsurance Holdings Limited and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement filed December 8, 2006)
4.4	First Supplemental Indenture dated as of May 17, 2010, among Flagstone Reinsurance Holdings, S.A., Flagstone Reinsurance Holdings Limited and The Bank of New York Mellon Trust, successor in interest to JPMorgan Chase Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 19, 2010).
4.5	Indenture, dated as of June 8, 2007, between Flagstone Finance S.A., as Issuer, Flagstone Reinsurance Holdings Limited, as Guarantor, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 14, 2007)
4.6	First Supplemental Indenture dated as of May 17, 2010, among Flagstone Finance S.A., a Luxembourg Company, Flagstone Reinsurance Holdings, S.A., and Wilmington Trust Company, a Delaware banking corporation, as Trustee (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed May 19, 2010).
10.1	Amended and Restated Shareholders' Agreement dated as of May 17, 2010 among Flagstone Reinsurance Holdings, S.A. and the shareholders listed therein (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed May 19, 2010).
10.2	Flagstone Reinsurance Holdings, S.A. Performance Share Unit Plan, dated May 17, 2010 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed May 19, 2010).
10.3	Flagstone Reinsurance Holdings, S.A. Restricted Share Unit Plan, dated May 19, 2010 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed May 19, 2010).
10.4	Insurance Letters of Credit - Master Agreement dated as of April 28, 2010 between Flagstone Réassurance Suisse SA, Flagstone Capital Management Luxembourg SICAF - FIS and Citibank Europe plc (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed May 4, 2010).
10.5	Pledge Agreement dated as of April 28, 2010 between Flagstone Capital Management Luxembourg SICAF – FIS and Citibank Europe plc (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed May 4, 2010).
10.6	Account Control Agreement dated as of April 28, 2010 among Citibank Europe plc, Flagstone Capital Management Luxembourg SICAF – FIS and JP Morgan Bank Luxembourg S.A. (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed May 4, 2010).
10.7	Amendment Letter and Revised Summary of Terms relating to the Insurance Letters of Credit – Master Agreement between Flagstone Réassurance Suisse SA, Flagstone Capital Management Luxembourg SICAF – FIS and Citibank Europe SA dated as of December 21, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed December 23, 2010).
10.8	$200,000,000 Multi-Currency Letter of Credit Facility Agreement dated as of March 6, 2009 between Flagstone Réassurance Suisse SA, as Borrower, and Barclays Bank plc, as Issuing Bank (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed March 11, 2009).

10.9	Security Agreement dated as of March 5, 2009 between Flagstone Réassurance Suisse SA, as Grantor, and Barclays Bank plc, as Secured Party (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed March 11, 2009).
10.10	Deed of Charge Over Securities dated March 5, 2009 granted by Flagstone Réassurance Suisse SA in favor of Barclays Bank plc (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed March 11, 2009).
10.11	Deed of Charge Over Credit Balances dated March 5, 2009 granted by Flagstone Réassurance Suisse SA in favor of Barclays Bank plc (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K filed March 11, 2009).
10.12	Securities Account Control Agreement dated as of March 6, 2009 between Flagstone Réassurance Suisse SA and JP Morgan Chase Bank, National Association (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K filed March 11, 2009).
10.13	Side Letter Agreement dated March 5, 2009 in respect of the $200,000,000 Multicurrency Letter of Credit Facility Agreement dated on or about the date hereof between Flagstone Réassurance Suisse SA and Barclays Bank plc (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K filed March 11, 2009).
10.14	Employment Agreement dated October 15, 2006 between David Brown and Flagstone Reinsurance Holdings Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement filed October 24, 2006).
10.15*	Amended and Restated Employment Agreement dated March 31, 2009 between Gary Prestia and Flagstone Réassurance Suisse SA – Bermuda Branch and Amendment Letter, dated as of January 1, 2011, to the Amended and Restated Employment Agreement between Gary Prestia and Flagstone Réassurance Suisse SA – Bermuda Branch..
10.16*	Amended and Restated Employment Agreement dated June 24, 2009 between Guy Swayne and Flagstone Réassurance Suisse SA – Bermuda Branch and Amendment Letter, dated as of January 1, 2011, to the Amended and Restated Employment Agreement between Guy Swayne and Flagstone Réassurance Suisse SA – Bermuda Branch.
10.17*	Amended and Restated Employment Agreement dated April 24, 2009 between Patrick Boisvert and Flagstone Réassurance Suisse SA and Amendment Letter, dated as of January 1, 2011, to the Amended and Restated Employment Agreement between Patrick Boisvert and Flagstone Réassurance Suisse SA.
10.18*	Amended and Restated Employment Agreement dated March 31, 2009 between David Flitman and Flagstone Réassurance Suisse SA – Bermuda Branch and Amendment Letter, dated as of January 1, 2011, to the Amended and Restated Employment Agreement between David Flitman and Flagstone Réassurance Suisse SA – Bermuda Branch.
10.19	Charter agreement dated December 20, 2005 with Longtail Aviation Ltd. (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.20	Quota Share Reinsurance Treaty dated August 28, 2006 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW Cell (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.21	Operational Support Agreement dated as of December 20, 2005 between Flagstone Reinsurance Limited and West End Capital Management (Bermuda) Limited (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.22	Letter Agreement dated February 23, 2006 between Lightyear Fund II (Cayman) L.P. and Flagstone Reinsurance Holdings, S.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.23	2006 Residential Property Catastrophe Excess of Loss Reinsurance Agreement between Flagstone Reinsurance Limited and Island Heritage Insurance Company Limited (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.24	2006 Umbrella Property Catastrophe Excess of Loss Reinsurance Agreement between Flagstone Reinsurance Limited and Island Heritage Insurance Company Limited (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.25	Lease of Office Space dated July 26, 2005 between Crombie Developments Limited and West End Capital Services (Halifax) Limited (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.26	Agreement to Lease Amendment dated October 30, 2007 between Crombie Developments Limited, as Landlord and Flagstone Management Services (Halifax) Limited, as Tenant (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed March 13, 2009).

10.27	Amending Agreement dated February 26, 2008 between Crombie Developments Limited, as Landlord, and Flagstone Management Services (Halifax) Limited, as Tenant (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed March 13, 2009).
10.28	Facultative Obligatory Surplus Reinsurance Contract effective June 5, 2006 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW Cell (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement filed December 8, 2006).
10.29	Quota Share Reinsurance Treaty dated January 4, 2007 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW 2 Cell (incorporated by reference to Exhibit 10.30 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.30	Facultative Obligatory Surplus Reinsurance Contract effective January 1, 2007 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW 2 Cell (incorporated by reference to Exhibit 10.31 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.31	Quota Share Reinsurance Treaty dated January 12, 2007 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as High Layer Cell (incorporated by reference to Exhibit 10.32 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.32	Facultative Obligatory Surplus Reinsurance Contract effective January 1, 2007 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as High Layer Cell (incorporated by reference to Exhibit 10.33 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.33	Quota Share Reinsurance Treaty dated January 4, 2007 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW Cell (incorporated by reference to Exhibit 10.30 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.34	Facultative Obligatory Surplus Reinsurance Contract effective June 5, 2006 between Flagstone Reinsurance Limited and Mont Fort Re Ltd. in respect of its segregated account, designated as ILW Cell (incorporated by reference to Exhibit 10.31 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.35	Discretionary Investment Management Agreement dated as of June 5, 2006 between West End Capital Management (Bermuda) Limited and Mont Fort Re Ltd. ILW Cell (incorporated by reference to Exhibit 10.34 to Amendment No. 4 to the Registration Statement filed February 14, 2007).
10.36	Discretionary Investment Management Agreement dated as of January 1, 2007 between West End Capital Management (Bermuda) Limited and Mont Fort Re Ltd. ILW 2 Cell (incorporated by reference to Exhibit 10.35 to Amendment No. 6 to the Registration Statement filed March 14, 2007).
10.37	Discretionary Investment Management Agreement dated as of January 1, 2007 between West End Capital Management (Bermuda) Limited and Mont Fort Re Ltd. High Layer Cell (incorporated by reference to Exhibit 10.35 to Amendment No. 6 to the Registration Statement filed March 14, 2007).
10.38	Merger Agreement dated September 25, 2008 between Flagstone Reinsurance Limited and Flagstone Réassurance Suisse SA (incorporated by reference to Exhibit 10.54 to Annual Report on Form 10-K filed March 13, 2009).
10.39	Share Purchase Agreement between Flagstone Leasing Services Limited and Mark Byrne dated as of August 22, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed September 15, 2009).
10.40	Share Purchase Agreement among Flagstone Leasing Services Limited, Mark Byrne, Haverford (Bermuda) Limited, West End Capital Management (Bermuda) Limited and Flagstone Leasing Services Limited dated as of August 23, 2007 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed September 15, 2009).
10.41	Amalgamation Agreement between Longtail Aviation International Limited and Longtail Aviation Limited dated as of August 29, 2007 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 15, 2009).
10.42	Lease Agreement among Gibbons Management Services Limited, West End Capital Management (Bermuda) Limited and Eyepatch Holdings Limited dated as of February 10, 2006 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed September 15, 2009).
10.43	Compensation Philosophy dated June 15, 2006 (incorporated by reference to Exhibit 10.55 to Annual Report on Form 10-K filed March 13, 2009).
10.44*	Share and Warrant Purchase Agreement, dated December 8, 2010, between Flagstone (Bermuda) Holdings, Mr. Byrne, Haverford (Bermuda) Limited, and Limestone Business Limited.
10.45*	Letter Agreement, dated December 8, 2010, between Flagstone Reinsurance Holdings, S.A., Mr. Byrne, Limestone Business Limited and Haverford (Bermuda) Limited.

21.1*	Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche, Independent Registered Public Accounting Firm.
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
32.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
32.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

* Filed herewith.

Exhibit 21.1

Flagstone Reinsurance Holdings, S.A.
List of Subsidiaries

Subsidiary	Jurisdiction	Ownership Interest Held By Immediate Parent
Flagstone (Gibraltar) Limited	Gibraltar	100.0 %
Flagstone Finance SA	Luxembourg	100.0 %
Flagstone Réassurance Suisse SA	Switzerland	100.0 %
Island Heritage Holdings Limited	Cayman Islands	58.8 %
Flagstone Reinsurance Africa Limited	South Africa	100.0 %
Flagstone Alliance Insurance and Reinsurance Plc	Cyprus	100.0 %
Haute Route Re Ltd	Bermuda	100.0 %
Flagstone Capital Management Luxembourg SICAF-FIS SA	Luxembourg	100.0 %
Flagstone Leasing Services Limited	Bermuda	100.0 %
Flagstone King Air Holdings Limited	Bermuda	100.0 %
IAL Leasing Ltd.	Bermuda	100.0 %
Longtail Aviation International Limited	Bermuda	100.0 %
Flagstone Holdings (UK) Limited	England and Wales	100.0 %
Flagstone Corporate Name Limited	England and Wales	100.0 %
Flagstone Syndicate Management Limited (formerly Marlborough Underwriting Agency Limited)	England and Wales	100.0 %
Flagstone Capital Management (Bermuda) Limited	Bermuda	100.0 %
Flagstone Capital Management (Cayman) Limited	Cayman Islands	100.0 %
Flagstone Underwriters Middle East Limited	Dubai	100.0 %
Flagstone Underwriters Latin America Limited	Puerto Rico	100.0 %
Flagstone Management Services (Halifax) Limited	Canada	100.0 %
Flagstone (Mauritius) Limited	Mauritius	100.0 %
Flagstone Underwriting Support Services (India) Private Limited	India	100.0 %
Flagstone Representatives Limited	England and Wales	100.0 %
Mont Fort Re Limited	Bermuda	100.0 %
Flagstone Reinsurance (Luxembourg), SARL	Luxembourg	100.0 %
Flagstone (Bermuda) Holdings Limited	Bermuda	100.0 %

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-146425 and 333-153348 on Form S-8 and Registration Statements No. 333-156456 and 333-167693 on Form S-3 of our reports dated March 2, 2011, relating to the consolidated financial statements and financial statement schedules of Flagstone Reinsurance Holdings, S.A. and subsidiaries, and the effectiveness of Flagstone Reinsurance Holdings, S.A.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Flagstone Reinsurance Holdings, S.A. and subsidiaries for the year ended December 31, 2010.

/s/ Deloitte & Touche
Hamilton, Bermuda
March 2, 2011

Exhibit 31.1

CERTIFICATION

I, David Brown, certify that:

1. I have reviewed this Annual Report on Form 10-K of Flagstone Reinsurance Holdings, S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ David Brown

David Brown
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Patrick Boisvert, certify that:

1. I have reviewed this Annual Report on Form 10-K of Flagstone Reinsurance Holdings, S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ Patrick Boisvert
Patrick Boisvert
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Section 1350 Certification

In connection with the Annual Report on Form 10-K of Flagstone Reinsurance Holdings, S.A. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Brown, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted by § 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 2, 2011

/s/ David Brown
David Brown
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Section 1350 Certification

In connection with the Annual Report on Form 10-K of Flagstone Reinsurance Holdings, S.A. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick Boisvert, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted by § 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 2, 2011

/s/ Patrick Boisvert
Patrick Boisvert
Chief Financial Officer



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GLOBAL DIVERSE
Words we live by
QUALITY
SERVICE VALUE

2010 ANNUAL REPORT

Table of Contents

Letter to Shareholders



We are pleased to report that 2010 was a positive year for Flagstone. Despite unprecedented losses caused by a series of global events that took place outside North America, we were able to grow book value by 12.1 percent during the year, and increase premiums by 11.1 percent to $1.1 billion.

Since Flagstone was founded five years ago, we have worked diligently to build a platform that produces quality underwriting opportunities from around the world. We celebrated the Company's fifth anniversary in December and as we look back on our first five years, we are very proud of what we have achieved and more than satisfied with the build-out of the global platform we envisioned when the company was formed in 2005. We have seen strong business growth and diversification and are excited about the prospects for the future.

Going into our sixth year we remain committed to leveraging our existing business and operations to the best of our ability. We will continue to refine our platform, to look at ways of extracting the best value from its potential and to remain nimble in order to take advantage of compelling opportunities, should they arise.

One such opportunity was the redomestication of Flagstone Reinsurance Holdings from Bermuda to Luxembourg, which was completed in May 2010. As expected, the change has had no material external effect on our operations but internally it increased our strategic and capital flexibility, while maintaining our operating model and long-term strategy.

Flagstone was built on a set of basic operating principles to which we have remained true throughout 2010. Diversification, both by line of business and geographically, has been a key element of our strategy since inception. Flagstone began as a property catastrophe underwriter, but our goal was always to attain the 50:50 mix of property cat and specialty business, which we have now achieved. This mix allows us to participate fully in the best priced sectors of the market. While the non-cat lines have a higher loss ratio, they are generally less volatile and will result in a more consistent long term loss ratio.

While this diversification has many benefits, it also at times exposes us to likely losses from major global events outside of North America. However, despite the unprecedented activity this year, we remain confident that this strategy continues to provide sustainable opportunities for our business over the long term.

In terms of business type, we write predominantly reinsurance, but have also established a profitable insurance book of business that accounted in 2010 for 8.3 percent of our total written premiums. We are also diversified geographically, having established operations in key markets around the world enabling us to leverage our global platform to source the best business and local talent from around the world.

Our current underwriting portfolio consists of 40.1 percent of business derived from North America; 13.1 percent from Europe; 9.6 percent from the Caribbean; 6.2 percent from Japan and Australasia and the balance from worldwide and other risks. This spread of risk, together with our strict zonal limits, reduces peak zone risk, and imposes operational discipline on our underwriters. We can grow our book of business where it makes sense to do so and reduce our underwriting in specific areas when we would not otherwise be able to achieve the necessary level of comfort with particular risks.

Underpinning our underwriting ability is the need to manage Flagstone's capital in an efficient and prudent manner. In times of softening insurance and reinsurance markets, such as we experienced largely throughout 2010, capital management becomes of paramount importance.

As part of our capital management program, we took advantage of generally sluggish market conditions and low market valuations for companies in our industry to repurchase $164.3 million of Flagstone's shares during the year, representing 13.6 percent of shareholders' equity at the start of the year. These actions reduced our excess capital and were simultaneously accretive to book value. Additionally, nearer the end of the year, we successfully purchased additional protection from Montana Re, our fourth catastrophe bond transaction, further optimizing our capital structure and increasing the efficiency of our portfolio.

We are committed to a conservative investment portfolio and currently hold 87 percent of our invested assets in high grade bonds and cash. We are satisfied that, although our expectations for the overall return level may in some years be less dramatic than some of our peers, we will be able to achieve a more predictable and less volatile return on our investments. This, in turn, allows us to focus our energies on the underwriting side of our business.

All of us at Flagstone were thrilled to be named Reinsurance Company of the Year by the international trade journal *The Review* for "enhancing the stability and security of the industry". The judging panel highlighted our "innovative approach" and "nimble response" to market change in making its selection. We feel this award recognized the hard work of all the staff at Flagstone and it is a testament to the service we offer clients, our underwriting discipline, our agility in adapting to changing market conditions, and the strong financial performance we have shown during the past five years. In short, it is a testament to the success of Flagstone's initial vision.

Five years after its formation, Flagstone is a high-quality, mature multi-line insurance and reinsurance company. The company is a balanced international company, modern in outlook but allied to the time-tested principles of prudence and discipline, diversification and selectivity in risk adoption, based on the application of cutting-edge analytics.

None of this would have been possible without a dedicated staff, devoted to the company's success. To each of them, and to our clients, intermediaries, shareholders and other partners around the world: thank you.

David Brown
Chief Executive Officer

Operations Review

Our Strategy

During Flagstone's first five years our efforts to build the company have been in pursuit of a single goal: to build a profitable and sustainable franchise for the benefit of our shareholders and clients.

Reinsurance and insurance is, by definition, a long-term business. Volatility is inherently greater in our industry than it is in some others, but we have always aimed to manage this volatility with a diverse book of business and disciplined underwriting. Despite the unprecedented level of international losses sustained during 2010, we remain confident our methods will continue to provide the best opportunities for our business and shareholders over the long term.

Disciplined Underwriting

Our principal underwriting objective is to create a balanced and profitable portfolio of business. To do so, our underwriting approach has always been to source a large volume of business and devote significant time and resources to comprehensive data evaluation and risk analysis, allowing us to write selectively and allocate capital to only the best of these opportunities. As such, our underwriting focuses on diversification, strict zonal limits and maximum aggregate exposures. Internal guidelines govern the maximum levels of risk the Company will assume including the size of individual risks and the geographic concentrations of those risks.

A diversified portfolio, both geographically and by line of business, has always been a significant part of our underwriting strategy since inception.

Flagstone began by writing mostly property catastrophe, an approach we believed offered the best opportunity at the time, given the significant market dislocation and capital shortage due to Hurricanes Katrina, Rita and Wilma. Over the past 5 years, we have increased the percentage of non-property catastrophe business to bring our book to the desired target of a 50:50 mix of property catastrophe and specialty lines. That has now been achieved, and it is our intention to maintain that ratio in the future, subject as always to changes in market conditions. It is this diversification, coupled with our selective underwriting approach that has resulted in our strong underwriting performance, proven by our 5 year average loss ratio of 44 percent.

Strategic Diversification
Gross Premiums Written by Line of Business


100%
80%
60%
40%
20%
0%
2006
2007
2008
2009
2010
Property Cat
Short-tail Specialty & Casualty
Property
Insurance

Loss Ratio Amongst Close Peers
Average Accident Year Loss Ratio (2006–2010)


80%
60%
40%
20%
0%
LRE
FSR
RNR
VR
MRH
AHL
ENH
AXS
PTP
PRE
AWH

Source: Company reports based on public company data.

Quality Underwriting

Our belief in strong risk management and creating opportunity through diversification continues to prove itself and we remain focused on our goal of producing strong results through technical underwriting.

Capital Management

Capital levels are paramount to our ability to underwrite quality business at the right time – allowing the company to stay selective and nimble.

We have managed our balance sheet and capital levels prudently throughout 2010 and responded to market conditions, demonstrating our discipline and agility by allocating capital to the best opportunities. Throughout 2010 we repurchased $164.3 million shares during the year, representing 13.6 percent of our January 1, 2010 Flagstone shareholders' equity. Buying back shares addresses excess capital and provides book value accretion that turns the undervaluation of the shares to Flagstone's advantage. Following our repurchases, we continue to maintain conservative capital margins and manage a significant cushion on our rating threshold.

The very low interest environment, the number of international loss events and generally rising combined ratios, also reaffirms our resolve to maintain underwriting discipline and pricing.

Additionally, Flagstone has always lead the way in the Insurance Linked Securities market utilizing Cat Bonds and Sidecars to manage our capital structure and further optimize our reinsurance portfolio. As such, at the end of the fourth quarter, we successfully purchased additional protection from Montana Re. We are very pleased with the result of this transaction which exemplifies our ability to utilize capital markets effectively to lower our costs and generate incremental revenue where possible. Montana Re also illustrates our commitment to technical and modeling excellence as it is the first ever transaction to use the Paradex trigger for U.S. hurricanes, U.S. earthquakes and Japanese typhoons, in addition to being the first ever transaction to cover Cayman Islands hurricane events.

Managing Investments

At Flagstone we believe that Underwriting comes first. With this in mind, our focus is on taking risk and producing profits through our reinsurance and insurance business, not in taking risk on the assets we have on our balance sheet. Our current investment portfolio is conservatively positioned with approximately 87 percent of our portfolio investments in high grade, low duration fixed maturities and cash. The remainder is in a diversified mix of equities and other asset classes. Although the expected return of this portfolio is modest, we believe it places us in a more preferred position, one that benefits our clients and counterparties and enables us to concentrate on our primary business of underwriting.




Investment Portfolio Allocation
As at December 31st, 2010


Others 4.3%
Commodities 2.6%
ABS 4.6%
Global Equities 6.0%
Corporate Bonds 30.7%
US Govt Bonds 11.0%
MBS 12.8%
Cash 13.5%
Foreign Govt Bonds 14.5%

Average duration 2.0 years.

Average credit rating AA+

Value for Shareholders

Our management team's considerable experience enables Flagstone to use capital alternatives to both manage risk and optimize our risk and asset portfolios.

Risk Management & Analytics

Successful modern underwriting is an amalgam of quantitative analysis and the experience of the underwriters and management team supporting them. Risk analysis and cutting-edge analytics have always been a key element in our approach to risk management. We apply sophisticated and comprehensive risk analysis to Flagstone's underwriting and have invested heavily over the years in the necessary research and development to build proprietary systems that meet our needs and those of our clients. This methodology is adopted in order to provide more detailed, richer and faster data analysis, enabling us to offer exemplary service to clients and brokers. It is this service that fosters strong broker and client relationships, which is the bedrock for success in our industry.

Our innovative MOSAIC system provides our underwriters with a unique view of each risk that is assessed. CYCLONE, our high-performance computing platform, and QUARTZ, our proprietary catastrophe modeling system, enable our underwriters to analyze more risks, faster, and with more comprehensive results. These analytics also enable real-time portfolio simulation and analysis, as well as marginal pricing analysis and underwriting. Our systems allow us to assess large volumes of submissions and select only those of the highest quality that match our desired risk profile.

A Global Business

Flagstone has steadily built a truly global underwriting platform from which it can write a diversified book of business. We are international in our outlook, but use local talent and expertise in our 12 offices around the world to source the most attractive business.

Our global operations are managed by knowledgeable and experienced staff who are solidly grounded in the company's philosophy and bound by the company's risk management framework. By leveraging our mid-size and global reach, we can source more business and be selective on the risks we write, choosing only the highest quality business for our portfolio. While we like and have maintained profitable growth, we have no pressure for top-line growth at the expense of profitability.

In 2010, we reduced the volume of business that we wrote in North America, as we actively managed the cycle. Pricing in other markets remained at more consistent levels and Flagstone was able to continue to grow – without compromising the quality of underwriting. Flagstone is focused on the bottom line rather than sustaining market share, as such business only makes its way into our book if pricing and conditions meet our strict criteria.

Strategic Diversification
Gross Premiums Written by Geographic Area


100%
80%
60%
40%
20%
0%
2006
2007
2008
2009
2010
North America
Caribbean
Europe
Worldwide risks
Japan & Australasia
Other

Analytical Approach

At Flagstone, we are constantly striving to perform the most comprehensive risk analysis possible so we can make more informed underwriting decisions.

Reinsurance Company of the Year

In September 2010, Flagstone was voted Reinsurance Company of the Year at a ceremony in London. The award was made by the international trade journal *The Review*.

The award is given to the company that, in *The Review*'s opinion, best enhances the stability and security of the insurance industry. Other factors that are considered include offering consistent service and security to clients, the ability to adapt to market and industry changes, and the achievement of consistently strong financial performance.

The award recognized the hard work of all the staff at Flagstone and is, we believe, a testament to the service we offer clients, the underwriting discipline we have maintained, our ability to adapt to changing market conditions, and the strong financial performance Flagstone has shown in the past five years.

The judging panel at *The Review* highlighted Flagstone's "innovative approach" and "nimble response" to market change in making its selection. "Flagstone's strategy has focused on world class underwriting, exemplary client service and building its expertise and reputation to secure its place as an industry leader," the judges said. "Flagstone's efforts push the boundaries of traditional modeling through in-house solutions that provide more detailed, richer and faster data analysis."

Flagstone's leadership in the area of identifying and responding to potential market changes was also highlighted by the panel of judges.

Looking Ahead

Much of management's efforts in the early years of Flagstone have gone into creating a company structure that will endure. Writing global business requires a sophisticated corporate infrastructure. With Flagstone's reach, great consideration has gone into putting in place the correct building blocks for our organization.

After five years, Flagstone has been built in what we believe to be the best possible way to support the company's operations. Changes will no doubt occur as the company grows, and we are always alert to improvements in the model, but we believe that the attention we have given to the detailed way in which the company operates will provide a solid basis on which Flagstone will build as we approach the future.

Going forward, we will continue to concentrate on assessing and optimizing the business we write in a disciplined manner, in addition to focusing on increasing productivity, enhancing efficiencies, and remaining agile in this challenging market. It is our ongoing goal to find ways to leverage our platform and provide value to shareholders.



Revenue History
Gross Premiums Written and Net Premiums Earned
Ex-reinstatement premiums ($ millions)


3 Year CAGR – 23%
4 Year CAGR – 37%
$1,100
$880
$660
$440
$220
$0
2006
2007
2008
2009
2010
GPW
NPE

Best in Class Service

By leveraging our technical platform, we are able to analyze more risks, faster and with informed decisions, offering great service to clients and brokers.

Flagstone 5 Year Timeline

2005

December 2005
Flagstone was incorporated in Bermuda as a Class 4 licenced insurer with $550 million in capital, in response to dislocation in the global insurance markets following an unusually active and expensive Atlantic hurricane season.

2006

February 2006
Flagstone completed its initial capitalization of more than $715 million through a private placement of its equity securities.

September 2006
Flagstone Réassurance Suisse SA was formed in Switzerland as an indirect wholly owned subsidiary of Flagstone, to serve as its European underwriting platform.

September 2006
Flagstone raised $136 million through a private sale of junior subordinated deferrable interest debentures.

2007

March 2007
Flagstone successfully completes its initial public offering, raising $175.5 million, giving the company an initial market capitalization of $1.1 billion. Flagstone's shares trade on the New York Stock Exchange under the symbol FSR.

June 2007
Flagstone raised an additional $100 million through two private sales of junior subordinated deferrable interest debentures.

July 2007
Flagstone acquired a majority interest in Island Heritage Insurance Company Ltd., domiciled in the Cayman Islands, which specializes in insurance and insurance services in the Caribbean.

September 2007
Flagstone formed Flagstone Underwriters Latin-America Limited A.I., to expand the global underwriting platform and further expand reinsurance opportunities in the Caribbean and Latin America.

October 2007
Flagstone Underwriters Middle East Ltd., a Flagstone subsidiary, was granted authorized status by the Dubai Financial Services Authority and began operations in the Dubai International Financial Centre. The office focuses on regional property, property catastrophe and specialty line business in the region.

June 2008

Flagstone bought three-year, fully collateralized retrocessional coverage on an indemnity basis from Valais Re Ltd. Cat Bond, a special purpose reinsurer established in the Cayman Islands.

August 2008

Flagstone restructured its global reinsurance operations by merging its two wholly owned subsidiaries, Flagstone Reinsurance Limited of Bermuda and Flagstone Réassurance Suisse SA into one operating platform, Flagstone Réassurance Suisse SA with its existing Bermuda branch.

September/October 2009

Flagstone's Lloyd's operation was extended through the opening of two new offices: Marlborough do Brasil Marketing Limitada in Rio de Janeiro and Mosaic Underwriting Services Inc. in New York.

May 2010

Flagstone Reinsurance Holdings Limited redomiciled from Bermuda to Luxembourg.

May 2010

Marlborough Underwriting Agency Limited renamed as Flagstone Syndicate Management Limited.

2008

2009

2010

June 2008

Flagstone Suisse bought 65% of Imperial Reinsurance Company Limited, which is domiciled in South Africa and writes multiple lines of reinsurance in sub-Saharan Africa. Flagstone later acquired the remaining shares of Imperial Re and the company was subsequently rebranded as Flagstone Reinsurance Africa Limited.

November 2008

Flagstone bought from the Berkshire Hathaway Group 100% of the common shares of Marlborough Underwriting Agency Limited, the managing agency for Lloyd's Syndicate 1861, which underwrites a specialist portfolio of short-tail insurance and reinsurance.

November 2009

Flagstone Réassurance Suisse SA purchased three years of fully collateralized retrocessional coverage from Montana Re Ltd. Cat Bond (tranches A & B), a special purpose reinsurer established in the Cayman Islands.

September 2010

Flagstone was named Reinsurance Company of the Year by the international trade publication *The Review* at an awards presentation in London.

December 2010

Flagstone Réassurance Suisse SA purchased three years of fully collateralized retrocessional coverage from the second Montana Re Ltd. Cat Bond (tranches C, D & E).

Growth and Innovation
5 Years of Delivering Results

2005
Founded in Bermuda

$1.09B
2010 Gross Premiums Written

400+
Employees Worldwide

44%
5 Year Average Accident Year Loss Ratio

#1
Reinsurance Company of the Year 2010

12
Offices Worldwide

$1.1B
2010 Shareholders' Equity

Financial Highlights

(Expressed in thousands of U.S. dollars, except share data)

	2006	2007	2008	2009	**2010**
Gross premiums written	$ 302,489	$ 577,150	$ 781,889	$ 988,491	$ **1,097,850**
Net premiums earned	192,063	477,137	654,168	758,455	**852,084**
Net operating income	138,012	155,280	96,484	194,502	**43,593**
Net investment income	34,212	73,808	51,398	28,531	**31,482**
Net income (loss)	$ 152,338	$ 167,922	$ (187,302)	$ 242,192	$ **97,084**
Loss ratio	13.9%	40.4%	58.1%	37.3%	**62.2%**
Expense ratio	33.7%	32.4%	31.3%	37.4%	**39.4%**
Combined ratio	47.6%	72.8%	89.4%	74.7%	**101.6%**
Investments & cash[1]	$ 1,018,525	$ 1,833,863	$ 1,709,928	$ 1,950,246	$ **2,011,565**
Premiums receivable	68,940	136,555	218,287	278,956	**318,455**
Reinsurance recoverables	–	1,355	16,422	19,270	**28,183**
Deferred acquisition costs	11,909	30,607	44,601	54,637	**65,917**
Unearned premiums ceded	8,224	14,608	31,119	52,690	**68,827**
Total assets	$ 1,144,502	$ 2,103,773	$ 2,215,970	$ 2,566,768	$ **2,719,202**
Loss reserves	$ 22,516	$ 180,978	$ 411,565	$ 480,660	$ **721,314**
Unearned premiums	98,659	175,607	270,891	330,416	**378,804**
Long term debt	137,159	264,889	252,575	252,402	**251,122**
Shareholders' equity	$ 864,519	$ 1,210,485	$ 986,013	$ 1,211,018	$ **1,134,733**
Basic book value per share	$ 12.08	$ 14.17	$ 11.61	$ 14.56	$ **16.48**
Diluted book value per share	$ 11.94	$ 13.87	$ 11.30	$ 13.97	$ **15.51**
Diluted earnings (loss) per share	$ 2.16	$ 2.05	$ (2.20)	$ 2.87	$ **1.23**

[1]Cash and investments represents the total cash and cash equivalents, restricted cash, fixed maturity investments, short term investments, equities, other investments, accrued interest receivable, and net payable for investments purchased.

Strong Financial Position

Our robust balance sheet and strong liquidity position give us a stable capital base with which to underwrite.

Excerpts from Financial Statements

For complete financial statements including auditors' opinion and notes please refer to our 2010 10-K which can be found on our website at www.flagstonere.com

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share data)

As at December 31,	2010	2009
Assets		
Investments:		
Fixed maturities, at fair value (Amortized cost: 2010 – $1,433,868; 2009 – $1,198,187)	$ 1,473,862	$ 1,228,561
Short term investments, at fair value (Amortized cost: 2010 – $14,254; 2009 – $231,609)	14,251	232,434
Equity investments, at fair value (Amortized cost: 2010 - $7,931; 2009 – $8,516)	283	290
Other investments	119,764	45,934
Total investments	1,608,160	1,507,219
Cash and cash equivalents	345,705	352,185
Restricted cash	43,413	85,916
Premium balances receivable	318,455	278,956
Unearned premiums ceded	68,827	52,690
Reinsurance recoverable	28,183	19,270
Accrued interest receivable	15,599	11,223
Receivable for investments sold	1,795	5,160
Deferred acquisition costs	65,917	54,637
Funds withheld	25,934	22,168
Goodwill	16,381	16,533
Intangible assets	31,549	35,790
Asset held for sale	2,300	–
Other assets	146,984	125,021
Total assets	**$ 2,719,202**	**$ 2,566,768**
Liabilities		
Loss and loss adjustment expense reserves	$ 721,314	$ 480,660
Unearned premiums	378,804	330,416
Insurance and reinsurance balances payable	82,134	62,864
Payable for investments purchased	3,106	11,457
Long term debt	251,122	252,402
Other liabilities	86,127	63,155
Total liabilities	1,522,607	1,200,954
Equity		
Common voting shares, 300,000,000 authorized, $0.01 par value, issued (2010 – 84,474,758; 2009 – 84,985,219) and outstanding (2010 – 68,585,588; 2009 – 82,985,219)	845	850
Common shares held in treasury, at cost (2010 –15,889,170; 2009 – 2,000,000)	(178,718)	(19,750)
Additional paid-in capital	904,235	912,547
Accumulated other comprehensive loss	(6,178)	(6,976)
Retained earnings	414,549	324,347
Total Flagstone shareholders' equity	1,134,733	1,211,018
Noncontrolling interest in subsidiaries	61,862	154,796
Total equity	1,196,595	1,365,814
Total liabilities and equity	**$ 2,719,202**	**$ 2,566,768**

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars, except share and per share data)

For the years ended December 31,	**2010**	2009	2008
Revenues			
Gross premiums written	$ 1,097,850	$ 988,491	$ 781,889
Premiums ceded	(213,996)	(196,022)	(87,191)
Net premiums written	883,854	792,469	694,698
Change in net unearned premiums	(31,770)	(34,014)	(40,530)
Net premiums earned	852,084	758,455	654,168
Net investment income	31,482	28,531	51,398
Net realized and unrealized gains (losses) – investments	43,769	39,668	(272,206)
Net realized and unrealized gains – other	14,441	11,253	11,617
Other income	25,545	21,728	8,215
Total revenues	**967,321**	**859,635**	**453,192**
Expenses			
Loss and loss adjustment expenses	530,136	283,185	379,884
Acquisition costs	164,820	136,471	105,734
General and administrative expenses	171,693	147,138	99,026
Interest expense	10,352	12,105	18,297
Net foreign exchange losses	4,719	3,231	21,477
Total expenses	**881,720**	**582,130**	**624,418**
Income (loss) before income taxes and interest in earnings of equity investments	85,601	277,505	(171,226)
Recovery (provision) for income tax	4,053	(5,412)	(1,178)
Interest in earnings of equity investments	(1,240)	(1,356)	(1,299)
Net income (loss)	88,414	270,737	(173,703)
Less: Loss (income) attributable to noncontrolling interest	8,670	(28,545)	(13,599)
Net income (loss) attributable to Flagstone	**$ 97,084**	**$ 242,192**	**$ (187,302)**
Net income (loss)	$ 88,414	$ 270,737	$ (173,703)
Change in currency translation adjustment	607	2,600	(16,251)
Change in defined benefit pension plan obligation	191	136	(887)
Comprehensive income (loss)	89,212	273,473	(190,841)
Less: Comprehensive loss (income) attributable to noncontrolling interest	8,670	(29,986)	(12,158)
Comprehensive income (loss) attributable to Flagstone	**$ 97,882**	**$ 243,487**	**$ (202,999)**
Weighted average common shares outstanding—basic	78,656,688	84,279,777	85,328,704
Weighted average common shares outstanding—diluted	78,880,590	84,503,792	85,328,704
Net income (loss) attributable to Flagstone per common share—basic	$ 1.23	$ 2.87	$ (2.20)
Net income (loss) attributable to Flagstone per common share—diluted	$ 1.23	$ 2.87	$ (2.20)
Distributions declared per common share[1]	$ 0.16	$ 0.16	$ 0.16

[1]Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31, 2010

			Flagstone Shareholders' Equity					
	Total equity	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Common voting shares	Treasury shares	Additional paid-in capital	Noncontrolling interest in subsidiaries
Beginning balance	$1,365,814	$ –	$ 324,347	$ (6,976)	$ 850	$ (19,750)	$ 912,547	$ 154,796
Repurchase of preferred shares	(79,529)							(79,529)
Comprehensive income:								
Net income	88,414	88,414	97,084					(8,670)
Other comprehensive income:								
Change in currency translation adjustment	607	607		607				
Defined benefit pension plan obligation	191	191		191				
	798	798						
Comprehensive income	**89,212**	**$ 89,212**						
Stock based compensation	18,130						18,130	
Subsidiary stock based compensation	(274)							(274)
Purchase of noncontrolling interest	(750)						(411)	(339)
Warrant repurchase	(14,200)						(14,200)	
Shares repurchased and cancelled	(5,375)				(5)		(5,370)	
Shares repurchased and held in treasury	(158,968)					(158,968)		
Distributions declared per common share[1]	(17,465)		(6,882)				(6,461)	(4,122)
Ending balance	**$1,196,595**		**$ 414,549**	**$ (6,178)**	**$ 845**	**$ (178,718)**	**$ 904,235**	**$ 61,862**

[1]Distributions declared per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

For the year ended December 31, 2009

			Flagstone Shareholders' Equity					
	Total equity	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Common voting shares	Treasury shares	Additional paid-in capital	Noncontrolling interest in subsidiaries
Beginning balance	$ 1,183,463	$ –	$ 96,092	$ (8,271)	$ 848	$ –	$ 897,344	$ 197,450
Repurchase of preferred shares	(63,117)							(63,117)
Comprehensive income:								
Net loss	270,737	270,737	242,192					28,545
Other comprehensive income:								
Change in currency translation adjustment	2,600	2,600		1,159				1,441
Defined benefit pension plan obligation	136	136		136				
	2,736	2,736						
Comprehensive income	**273,473**	**$ 273,473**						
Stock based compensation	15,814						15,814	
Subsidiary stock based compensation	105							105
Subsidiary stock issuance	–						(184)	184
Purchase of noncontrolling interest	(10,989)						(771)	(10,218)
Sale of noncontrolling interest	750						344	406
Issue of shares, net	2				2			
Shares repurchased and held in treasury	(19,750)					(19,750)		
Dividends declared	(13,937)		(13,937)					
Ending balance	**$1,365,814**		**$ 324,347**	**$ (6,976)**	**$ 850**	**$ (19,750)**	**$ 912,547**	**$ 154,796**

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31, 2008

		Flagstone Shareholders' Equity					
	Total equity	Comprehensive income	Retained earnings	Accumulated other comprehensive loss	Common voting shares	Additional paid-in capital	Noncontrolling interest in subsidiaries
Beginning balance	$ 1,395,263	$ –	$ 296,890	$ 7,426	$ 853	$ 905,316	$ 184,778
Repurchase of preferred shares	(6,639)						(6,639)
Acquisition of subsidiaries	7,567						7,567
Comprehensive income:							
Net income	(173,703)	(173,703)	(187,302)				13,599
Other comprehensive income:							
Change in currency translation adjustment	(16,251)	(16,251)		(14,810)			(1,441)
Defined benefit pension plan obligation	(887)	(887)		(887)			
	(17,138)	(17,138)					
Comprehensive income	**(190,841)**	**$ (190,841)**					
Stock based compensation	(4,020)					(4,020)	
Subsidiary stock based compensation	(449)						(449)
Subsidiary stock issuance	–					(126)	126
Fair value of issued warrant	3,565					3,565	
Issue of shares, net	(748)				2	(750)	
Shares repurchased and cancelled	(6,648)				(7)	(6,641)	
Dividends declared	(13,496)		(13,496)				
Other	(91)						(91)
Ending balance	**$1,183,463**		**$ 96,092**	**$ (8,271)**	**$ 848**	**$ 897,344**	**$ 197,450**

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the years ended December 31,	2010	2009	2008
Cash flows provided by (used in) operating activities:			
Net income (loss)	$ 88,414	$ 270,737	$ (173,703)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net realized and unrealized (gains) losses	(58,210)	(50,921)	260,589
Net unrealized foreign exchange (gains) losses	(2,060)	710	30,792
Depreciation and amortization expense	7,400	7,125	4,797
Share based compensation expense (recovery)	17,345	15,932	(325)
Interest in earnings of equity investments	1,240	1,356	1,299
Accretion/amortization on fixed maturity investments	5,290	3,194	(11,560)
Asset impairment charge	15,883	–	–
Changes in assets and liabilities, excluding net assets acquired:			
Premium balances receivable	(35,907)	(59,999)	(42,773)
Unearned premiums ceded	(16,170)	(21,050)	(13,799)
Reinsurance recoverable	(9,666)	(1,523)	(6,615)
Deferred acquisition costs	(11,352)	(9,316)	(6,834)
Funds withheld	(3,982)	(7,561)	(7,677)
Loss and loss adjustment expense reserves	241,253	60,093	165,926
Unearned premiums	48,365	53,815	61,038
Insurance and reinsurance balances payable	18,472	35,884	5,157
Other changes in assets and liabilities, net	(13,781)	39,973	(37,905)
Net cash provided by operating activities	292,534	338,449	228,407
Cash flows (used in) provided by investing activities:			
Net cash paid in acquisition/disposal of subsidiaries	(750)	(12,354)	(37,344)
Purchases of fixed maturity investments	(3,000,458)	(2,470,554)	(1,313,953)
Sales and maturities of fixed maturity investments	2,998,971	1,887,700	1,610,242
Purchases of equity investments	–	(37,679)	(121,901)
Sales of equity investments	–	43,851	143,505
Purchases of other investments	(76,906)	(31,460)	(579,832)
Sales and maturities of other investments	39,032	15,737	592,083
Purchases of fixed assets	(31,480)	(12,831)	(21,420)
Sales of fixed asset	3,477	1,101	1,550
Change in restricted cash	42,503	(43,513)	(39,571)
Net cash (used in) provided by investing activities	(25,611)	(660,002)	233,359
Cash flows (used in) provided by financing activities:			
Issue of common shares, net of issuance costs paid	–	(586)	(878)
Shares repurchased and cancelled	(5,375)	–	(6,648)
Shares repurchased and held in treasury	(158,968)	(19,750)	–
Warrant repurchased	(14,200)	–	–
Contribution (distribution) of noncontrolling interest	–	289	(415)
Repurchase of noncontrolling interest	(79,529)	(63,117)	(6,639)
Distributions paid on common shares[1]	(12,571)	(13,414)	(13,496)
Repayment of long term debt	–	(15,042)	(9,167)
Other	852	827	(3,311)
Net cash used in financing activities	(269,791)	(110,793)	(40,554)
Effect of foreign exchange rate on cash	(3,612)	826	(129)
(Decrease) increase in cash and cash equivalents	(6,480)	(431,520)	421,083
Cash and cash equivalents – beginning of year	352,185	783,705	362,622
Cash and cash equivalents – end of year	**$ 345,705**	**$ 352,185**	**$ 783,705**
Supplemental cash flow information:			
Receivable for investments sold	**$ 1,795**	**$ 5,160**	**$ 9,634**
Payable for investments purchased	**$ 3,106**	**$ 11,457**	**$ 7,776**
Interest paid	**$ 9,327**	**$ 11,716**	**$ 17,863**

[1]Distributions paid per common share are in the form of a non-dividend return of capital. Prior to the Company's Redomestication to Luxembourg on May 17, 2010, such distributions were in the form of dividends.

For complete financial statements including auditors' opinion and notes please refer to our 2010 10-K which can be found on our website at www.flagstonere.com

Investments

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Fixed maturity, short term, equity and other investments

The cost or amortized cost, gross unrealized gains and losses, and carrying values as at December 31, 2010 and 2009 are as follows:

As at December 31, 2010

	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. government and agency securities	$ 266,329	$ 5,882	$ (375)	$ 271,836
U.S. states and political subdivisions	90	2	–	92
Other foreign governments	267,787	18,618	(480)	285,925
Corporates	586,523	20,260	(4,239)	602,544
Mortgage-backed securities	222,171	2,910	(2,224)	222,857
Asset-backed securities	90,968	261	(621)	90,608
	1,433,868	**47,933**	**(7,939)**	**1,473,862**
Short term investments				
U.S. government and agency securities	2,998	–	–	2,998
Corporates	11,256	1	(4)	11,253
	14,254	**1**	**(4)**	**14,251**
Equity investments	7,931	4	(7,652)	283
	7,931	**4**	**(7,652)**	**283**
Other investments				
Investment funds	42,728	3,798	(6,533)	39,993
Catastrophe bonds	75,484	1,226	(19)	76,691
	118,212	**5,024**	**(6,552)**	**116,684**
Totals	**$ 1,574,265**	**$ 52,962**	**$ (22,147)**	**$ 1,605,080**

As at December 31, 2009

	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. government and agency securities	$ 421,215	$ 12,186	$ (1,686)	$ 431,715
U.S. states and political subdivisions	1,907	11	(15)	1,903
Other foreign governments	112,119	3,426	(1,118)	114,427
Corporates	504,855	15,763	(1,376)	519,242
Mortgage-backed securities	108,652	3,969	(554)	112,067
Asset-backed securities	49,439	253	(485)	49,207
	1,198,187	**35,608**	**(5,234)**	**1,228,561**
Short term investments				
U.S. government and agency securities	145,600	6	(2)	145,604
Other foreign governments	3,877	136	–	4,013
Corporates	80,223	1,419	(738)	80,904
Asset-backed securities	1,909	4	–	1,913
	231,609	**1,565**	**(740)**	**232,434**
Equity investments	8,516	124	(8,350)	290
	8,516	**124**	**(8,350)**	**290**
Other investments				
Investment funds	13,239	–	(7,753)	5,486
Catastrophe bonds	35,777	402	(51)	36,128
	49,016	**402**	**(7,804)**	**41,614**
Totals	**$ 1,487,328**	**$ 37,699**	**$ (22,128)**	**$ 1,502,899**

Investments

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Other investments do not include an investment accounted for under the equity method in which the Company is deemed to have a significant influence and accordingly is not accounted for at fair value under the FASB ASC guidance for financial instruments. This investment is recorded at $3.1 million and $4.3 million at December 31, 2010 and 2009, respectively.

Proceeds from the sale and maturity of fixed maturity, short term and equity investments during the year ended December 31, 2010 and 2009 amounted to $3.0 billion and $1.9 billion, respectively.

The following table presents the contractual maturity dates of fixed maturity and short term investments as at December 31, 2010 and 2009:

As at December 31,	**2010**		2009	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	**$ 38,558**	**$ 39,909**	$ 308,865	$ 312,253
Due after 1 through 5 years	**808,954**	**836,825**	577,634	588,707
Due after 5 through 10 years	**196,683**	**202,136**	311,819	324,095
Due after 10 years	**90,788**	**95,778**	71,478	72,753
Mortgage and asset-backed securities	**313,139**	**313,465**	160,000	163,187
Total	**$ 1,448,122**	**$ 1,488,113**	**$ 1,429,796**	**$ 1,460,995**

Actual maturities may differ from contractual maturities because certain borrowers have the right to prepay certain obligations with or without prepayment penalties.

The following table presents a breakdown of the credit quality of the Company's fixed maturity and short term investments as at December 31, 2010 and 2009:

As at December 31,	**2010**		2009	
	Fair value	Percentage of total	Fair value	Percentage of total
Rating category				
AAA	**$ 903,230**	**60.7%**	$ 1,043,223	71.4%
AA	**193,302**	**13.0%**	111,300	7.6%
A	**262,086**	**17.6%**	214,214	14.7%
BBB	**129,495**	**8.7%**	91,723	6.3%
Below investment grade	**–**	**0.0%**	535	0.0%
Total	**$ 1,488,113**	**100.0%**	**$ 1,460,995**	**100.0%**

We have included credit rating information with respect to our investment portfolio because it enhances the reader's understanding of its composition and consistency with our investment philosophy.

Fair value disclosure

The valuation technique used to determine the fair value of the financial instruments is the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets.

In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, the Company has classified its investments in U.S. government treasury securities and listed equity securities as Level 1 in the fair value hierarchy. The fair value of these securities is the quoted market price of these securities, as provided either by independent pricing services or exchange market prices.

Investments in U.S. government agency securities, corporate bonds, mortgage-backed securities, foreign government bonds and asset-backed securities are classified as Level 2 fair value. The fair value of these securities is derived from broker quotes based on inputs that are observable for the asset, either directly or indirectly, such as yield curves and transactional history. Catastrophe bonds are classified as Level 2 fair value as determined by reference to broker indications. Those indications are based on current market conditions, including liquidity and transactional history, recent issue price of similar catastrophe bonds and seasonality of the underlying risks.

Investments in private equity funds and mortgage-backed investment funds are classified as Level 3 in the fair value hierarchy. The fair value of the private equity funds is determined by the investment fund managers using the net asset value provided by the administrator or manager of the funds on a quarterly basis and adjusted based on analysis and discussions with the fund managers. The fair value of the mortgage-backed investment fund is determined by the net asset valuation provided by the independent administrator of the fund. These valuations are then adjusted for cash flows since the most recent valuation, which is a methodology generally employed in the investment industry.

Investments

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

As at December 31, 2010 and 2009, the Company's investments are allocated among fair value levels as follows:

	Fair Value Measurement at December 31, 2010 using:			
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Fixed maturity investments				
U.S. government and agency securities	$ 271,836	$ 176,831	$ 95,005	$ –
U.S. states and political subdivisions	92	–	92	–
Other foreign governments	285,925	–	285,925	–
Corporates	602,544	–	602,544	–
Commercial mortgage-backed securities	1,064	–	1,064	–
Residential mortgage-backed securities	221,793	–	221,793	–
Asset-backed securities	90,608	–	90,608	–
	1,473,862	**176,831**	**1,297,031**	**–**
Short term investments				
U.S. government and agency securities	2,998	2,998	–	–
Corporates	11,253	–	11,253	–
	14,251	**2,998**	**11,253**	**–**
Equity investments				
Financial services	283	283	–	–
	283	**283**	**–**	**–**
Other investments				
Investment funds	39,993	–	–	39,993
Catastrophe bonds	76,691	–	76,691	–
	116,684	**–**	**76,691**	**39,993**
Totals	**$ 1,605,080**	**$ 180,112**	**$ 1,384,975**	**$ 39,993**

	Fair Value Measurement at December 31, 2009 using:			
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Fixed maturity investments				
U.S. government and agency securities	$ 431,715	$ 380,843	$ 50,872	$ –
U.S. States and political subdivisions	1,903	–	1,903	–
Other foreign governments	114,427	–	114,427	–
Corporates	519,242	–	519,242	–
Mortgage-backed securities	112,067	–	111,290	777
Asset-backed securities	49,207	–	47,686	1,521
	1,228,561	**380,843**	**845,420**	**2,298**
Short term investments				
U.S. government and agency securities	145,604	125,755	19,849	–
Other foreign governments	4,013	–	4,013	–
Corporates	80,904	–	80,904	–
Asset-backed securities	1,913	–	1,913	–
	232,434	**125,755**	**106,679**	**–**
Equity investments				
Financial services	290	290	–	–
	290	**290**	**–**	**–**
Other investments				
Investment funds	5,486	–	–	5,486
Catastrophe bonds	36,128	–	36,128	–
	41,614	**–**	**36,128**	**5,486**
Totals	**$ 1,502,899**	**$ 506,888**	**$ 988,227**	**$ 7,784**

Investments

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Other investments do not include an investment accounted for under the equity method in which the Company is deemed to have a significant influence and accordingly is not accounted for at fair value under the FASB ASC guidance for financial instruments. This investment is recorded at $3.1 million and $4.3 million at December 31, 2010 and 2009, respectively.

The reconciliation of the fair value for the Level 3 investments for the years ended December 31, 2010 and 2009, including purchases and sales and change in realized and unrealized gains (losses) in earnings, is set out below:

For the years ended December 31, 2010 and 2009

	Fixed maturity investments	Investment funds	Catastrophe bonds	Total
Fair value, December 31, 2008	$ 926	$ 9,158	$ 39,174	$ 49,258
Total realized losses included in earnings	(148)	–	–	(148)
Total unrealized gains (losses) included in earnings	675	(4,493)	899	(2,919)
Net purchases and sales	(676)	821	(27,075)	(26,930)
Total investment income included in earnings	–	–	406	406
Transfers in (out) of Level 3	1,521	–	(13,404)	(11,883)
Fair value, December 31, 2009	**$ 2,298**	**$ 5,486**	**$ –**	**$ 7,784**
Total realized losses included in earnings	(226)	–	–	(226)
Total unrealized gains included in earnings	512	5,018	–	5,530
Purchases	–	29,489	–	29,489
Sales	(2,584)	–	–	(2,584)
Fair value, December 31, 2010	**$ –**	**$ 39,993**	**$ –**	**$ 39,993**

For the Level 3 items still held as of December 31, 2010, the total change in fair value for the year was $5.0 million. Transfers between levels, if necessary, are done as of the actual date of the event or change in circumstance that caused the transfer. There were no transfers between levels during the year ended December 31, 2010.

Other investments

The Catastrophe bonds held pay a variable and fixed interest coupon and generate investment return, and their performance is contingent upon climatological and geological events.

The Company's investment funds consist of investments in private equity and mortgage-backed investment funds. As at December 31, 2010 and 2009, the Company had total outstanding investment commitments of $13.7 million and $3.4 million, respectively. Redemptions from these investments occur at the discretion of the general partner, board of directors or, in other cases, subject to a majority vote by the investors. The Company is not able to redeem a significant portion of these investments prior to 2017.

The following table presents the fair value of the Company's investments funds as at December 31, 2010 and 2009:

As at December 31,	**2010**	2009
Private equity funds	$ 8,143	$ 5,486
Mortgage-backed investment funds	31,850	–
Total	**$ 39,993**	**$ 5,486**

Investments

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Net investment income

Net investment income for the years ended December 31, 2010, 2009 and 2008 was $31.5 million, $28.5 million, and $51.4 million, respectively. The components are set out below:

For the years ended December 31,	2010	2009	2008
Cash and cash equivalents	$ 1,435	$ 3,231	$ 13,498
Fixed maturity investments	33,307	28,283	41,784
Short term investments	1,004	1,405	566
Equity investments	–	76	79
Other investments	706	415	541
Investment expenses	(4,970)	(4,879)	(5,070)
Net investment income	**$ 31,482**	**$ 28,531**	**$ 51,398**

The following table is a breakdown of the total net realized and unrealized gains (losses) for the years ended December 31, 2010, 2009 and 2008:

For the years ended December 31,	2010	2009	2008
Net realized gains (losses) on fixed maturities	$ 24,665	$ 21,005	$ (9,143)
Net unrealized gains (losses) on fixed maturities	8,730	34,582	(14,130)
Net realized (losses) on equities	–	(1,927)	(52,410)
Net unrealized gains (losses) on equities	11	2,778	(2,401)
Net realized and unrealized gains (losses) on derivative instruments – investments	437	(15,145)	(164,016)
Net realized and unrealized gains on derivative instruments – other	14,441	11,253	11,617
Net realized and unrealized gains (losses) on other investments	9,926	(1,625)	(30,106)
Total net realized and unrealized gains (losses)	**$ 58,210**	**$ 50,921**	**$ (260,589)**

Realized investment gains (losses) on the sale of fixed maturity, short term and equity investments for the years ended December 31, 2010, 2009 and 2008 are as follows:

For the years ended December 31,	2010	2009	2008
Fixed maturity and short term investments			
Gross realized gains	$ 28,302	$ 38,051	$ 29,178
Gross realized losses	(3,637)	(17,046)	(38,321)
Equity investments			
Gross realized gains	–	1,394	39
Gross realized losses	–	(3,321)	(52,449)
Net realized gains (losses)	**$ 24,665**	**$ 19,078**	**$ (61,553)**

Pledged assets

The Company holds cash and cash equivalents and fixed maturity securities that were deposited or pledged in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions, Lloyd's of London requirements and insurance laws.

The total amount of such cash and cash equivalents and fixed maturity securities as at December 31, 2010 and 2009 are as follows:

As at December 31,	2010	2009
Cash and cash equivalents	$ 43,413	$ 85,916
Fixed maturity securities	539,738	425,109
Total	**$ 583,151**	**$ 511,025**

Derivatives

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The Company accounts for its derivative instruments using the Derivatives and Hedging Topic of the FASB ASC, which requires an entity to recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value, with the fair value recorded in other assets or liabilities. The accounting for realized and unrealized gains and losses associated with changes in the fair value of derivatives depends on the hedge designation and, if designated as a hedging instrument, whether the hedge is effective in achieving offsetting changes in the fair value of the asset or liability being hedged. The realized and unrealized gains and losses on derivatives not designated as hedging instruments are included in net realized and unrealized gains and losses in the consolidated financial statements. Gains and losses associated with changes in fair value of the designated hedge instruments are recorded with the gains and losses on the hedged items, to the extent that the hedge is effective.

The Company enters into derivative instruments such as interest rate futures contracts, interest rate swaps, foreign currency forward contracts and currency swaps in order to manage portfolio duration and interest rate risk, borrowing costs and foreign currency exposure. The Company enters into index futures contracts and total return swaps to gain exposure to the underlying asset or index. The Company also purchases TBAs as part of its investing activities. The Company manages the exposure to these instruments based on guidelines established by management and approved by the Company's Board of Directors (the "Board").

The Company has entered into certain foreign currency forward contracts in order to hedge its net investments in foreign subsidiaries, and has designated these as hedging instruments. These foreign currency forward contracts are carried at fair value and the realized and unrealized gains and losses are recorded in other comprehensive income as part of the cumulative translation adjustment, to the extent that these are effective as hedges. All other derivatives are not designated as hedges, and accordingly, these instruments are carried at fair value, with the fair value recorded in other assets or liabilities with the corresponding realized and unrealized gains and losses included in net realized and unrealized gains and losses.

The details of the derivatives held by the Company as at December 31, 2010 and 2009 are as follows:

As at December 31, 2010

	Asset derivatives recorded in other assets	Liability derivatives recorded in other liabilities	Total derivatives	
	Fair value	Fair value	Net notional exposure	Fair value
Derivatives designated as hedging instruments				
Foreign currency forward contracts[1]	$ –	$ 534	$ 43,201	$ (534)
	–	534		(534)
Derivatives not designated as hedging instruments				
Purpose – risk management				
Currency swaps	$ –	$ 1,020	$ 17,375	$ (1,020)
Foreign currency forward contracts	14,701	19,396	820,114	(4,695)
Futures contracts	1,822	4,125	1,100,498	(2,303)
	16,523	24,541		(8,018)
Purpose – exposure				
Futures contracts	$ 4,866	$ 223	$ 170,105	$ 4,643
Mortgage-backed securities TBA	4	17	4,275	(13)
Other reinsurance derivatives	–	241	–	(241)
	4,870	481		4,389
	21,393	25,022		(3,629)
Total derivatives	$ 21,393	$ 25,556		$ (4,163)

Derivatives

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

As at December 31, 2009

	Asset derivatives recorded in other assets	Liability derivatives recorded in other liabilities	Total derivatives	
	Fair value	Fair value	Net notional exposure	Fair value
Derivatives designated as hedging instruments				
Foreign currency forward contracts[1]	$ 148	$ 512	$ 88,312	$ (364)
	148	512		(364)
Derivatives not designated as hedging instruments				
Purpose – risk management				
Currency swaps	$ 260	$ –	$ 18,655	$ 260
Foreign currency forward contracts	12,532	6,386	288,832	6,146
	12,792	6,386		6,406
Purpose – exposure				
Futures contracts	$ 3,847	$ –	$ 150,770	$ 3,847
Total return swaps	409	436	45,948	(27)
Mortgage-backed securities TBA	–	399	41,496	(399)
Other reinsurance derivatives	–	1,596		(1,596)
	4,256	2,431		1,825
	17,048	8,817		8,231
Total derivatives	**$ 17,196**	**$ 9,329**		**$ 7,867**

Designated

Derivatives designated as hedging instruments	Amount of Gain or (Loss) on Derivatives Recognized in: Comprehensive loss (Effective portion) For the years ended December 31,			Location	Net income (loss) (Ineffective portion) For the years ended December 31,		
	2010	2009	2008		**2010**	2009	2008
Foreign currency forward contracts[1]	$ (178)	$ (4,586)	$ (16,989)	Net realized and unrealized (losses) gain–other	$ (744)	$ (1,665)	$ 5,996
	$ (178)	**$ (4,586)**	**$ (16,989)**		**$ (744)**	**$ (1,665)**	**$ 5,996**

[1]Recognized as a foreign currency hedge under the Derivatives and Hedging Topic of the ASC.

Derivatives

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Non designated

Derivatives not designated as hedging instruments	Location	Gain or (Loss) on Derivatives Recognized in Net Income – For the years ended December 31, 2010	2009	2008
Futures contracts	Net realized and unrealized gains (losses) – investments	$ 14,290	$ 12,458	$ (147,493)
Total return swaps	Net realized and unrealized gains (losses) – investments	1,105	(4,630)	(18,431)
Currency swaps	Net realized and unrealized (losses) gains – other	(1,290)	661	(783)
Interest rate swaps	Net realized and unrealized losses – investments	–	–	(295)
Interest rate swaps	Net realized and unrealized losses – other	–	–	(1,353)
Foreign currency forward contracts	Net realized and unrealized losses – investments	(15,840)	(25,375)	–
Foreign currency forward contracts	Net realized and unrealized gains – other	14,674	9,867	1,099
Mortgage-backed securities TBA	Net realized and unrealized gains – investments	882	2,402	2,203
Other reinsurance derivatives	Net realized and unrealized gains – other	1,801	2,390	6,658
		$ 15,622	$ (2,227)	$ (158,395)

Foreign currency forward contracts

The Company enters into foreign currency forward contracts for the purpose of hedging its net investment in foreign subsidiaries which are recorded as designated hedges. All other foreign currency forward contracts are not designated as hedges and are entered into for the purpose of hedging our foreign currency fixed maturities investments and our net foreign currency operational assets and liabilities.

Futures contracts

The Company uses futures contracts to gain exposure to U.S. equity, global equity, emerging market equity and commodities. The Company uses interest rate futures to manage the derivatives of the fixed maturities investments.

Total return swaps

The Company uses total return swaps to gain exposure to a global inflation linked bond index and a global equity index. The total return swaps allow the Company to earn the return of the underlying index while paying floating interest plus a spread to the counterparty.

Currency swaps

The Company uses currency swaps to minimize the effect of fluctuating foreign currencies. The currency swaps relate to the Company's Euro denominated debentures.

To be announced mortgage-backed securities

The Company also purchases TBAs as part of its investing activities. By acquiring a TBA, the Company makes a commitment to purchase a future issuance of mortgage-backed securities.

Other reinsurance derivatives

The Company writes certain reinsurance contracts that are classified as derivatives in accordance with the FASB ASC Topic for Derivatives and Hedging. The Company has entered into ILW transactions that may be structured as reinsurance or derivatives.

Derivatives

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

Fair value disclosure

In accordance with the Fair Value Measurements and Disclosures Topic of the FASB ASC, the fair value of derivative instruments held as at December 31, 2010 and 2009 is allocated between levels as follows:

		Fair Value Measurement at December 31, 2010, using:		
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Description				
Futures contracts	$ 2,340	$ 2,340	$ –	$ –
Swaps	(1,020)	–	(1,020)	–
Foreign currency forward contracts	(5,229)	–	(5,229)	–
Mortgage-backed securities TBA	(13)	–	(13)	–
Other reinsurance derivatives	(241)	–	–	(241)
Total derivatives	**$ (4,163)**	**$ 2,340**	**$ (6,262)**	**$ (241)**

For the Level 3 items still held as of December 31, 2010, the total change in fair value for the year, recorded in net realized and unrealized gains (losses) – other, is $nil.

		Fair Value Measurement at December 31, 2009, using:		
	Fair value measurements	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Description				
Futures contracts	$ 3,847	$ 3,847	$ –	$ –
Swaps	233	–	233	–
Foreign currency forward contracts	5,782	–	5,782	–
Mortgage-backed securities TBA	(399)	–	(399)	–
Other reinsurance derivatives	(1,596)	–	–	(1,596)
Total derivatives	**$ 7,867**	**$ 3,847**	**$ 5,616**	**$ (1,596)**

The reconciliation of the fair value for the Level 3 derivative instruments, including net purchases and sales, realized gains and changes in unrealized gains, is as follows:

For the years ended December 31,	**2010**	2009
Other reinsurance derivatives		
Beginning balance	$ (1,596)	$ (541)
Total unrealized gains included in earnings	1,892	2,299
Net purchases	(537)	(3,354)
Closing fair value	**$ (241)**	**$ (1,596)**

Transfers between levels, if necessary, are done as of the actual date of the event or change in circumstance that caused the transfer. There were no transfers between levels during these periods.

Segment Reporting

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

As a result of the acquisition of FSML, the managing agency for Lloyd's Syndicate 1861, the Company revised its segment structure, effective January 1, 2009, to include a new Lloyd's segment. As a result of this process, the Company now reports its results to the chief operating decision maker based on three reporting segments: Reinsurance, Lloyd's and Island Heritage (previously referred to as the Insurance segment until January 1, 2010). The Company regularly reviews its financial results and assesses performance on the basis of these three reporting segments in accordance with the Segment Reporting Topic of the FASB ASC.

The comparative information below reflects the Company's current segment structure.

Those segments are more fully described as follows:

Reinsurance

The Company's Reinsurance segment has three main units:

1) **Property Catastrophe Reinsurance**. Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, wind, fires, winter storms, and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption. To date, property catastrophe reinsurance has been the Company's most important product. The Company writes property catastrophe reinsurance primarily on an excess of loss basis. In the event of a loss, most contracts of this type require us to cover a subsequent event and generally provide for a premium to reinstate the coverage under the contract, which is referred to as a "reinstatement premium". These contracts typically cover only specific regions or geographical areas, but may be on a worldwide basis.
2) **Property Reinsurance**. The Company also provides reinsurance on a pro rata share basis and per risk excess of loss basis. Per risk reinsurance protects insurance companies on their primary insurance risks on a single risk basis, for example, covering a single large building. All property per risk and pro rata business is written with loss limitation provisions, such as per occurrence or per event caps, which serve to limit exposure to catastrophic events.
3) **Short-tail Specialty and Casualty Reinsurance.** The Company also provides short-tail specialty and casualty reinsurance for risks such as aviation, energy, personal accident and health, satellite, marine and workers' compensation catastrophe. Most short-tail specialty and casualty reinsurance is written with loss limitation provisions.

Lloyd's

The Company's Lloyd's segment includes the business generated through the Lloyd's Syndicate 1861 and FSML. Syndicate 1861, based in London, primarily provides property and short-tail specialty and casualty insurance and reinsurance for risks such as energy, hull and cargo, marine liability, engineering and aviation. Syndicate 1861 began writing business for the benefit of Flagstone effective January 1, 2009. As such, there are no comparative numbers for the Lloyd's segment for the prior year. FSML generates fee income for the provision of services to syndicates and third parties.

Island Heritage

Island Heritage is a property and casualty insurer based in the Cayman Islands which is primarily in the business of insuring homes, condominiums, office buildings and automobiles in the Caribbean region.

Segment Reporting

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following tables provide a summary of gross and net written and earned premiums, underwriting results, a reconciliation of underwriting income to income before income taxes, and interest in earnings of equity investments, total assets and ratios for each reportable segment for the years ended December 31, 2010, 2009 and 2008:

For the year ended December 31, 2010

	Reinsurance	Lloyd's	Island Heritage	Inter-segment Eliminations[1]	Total
Gross premiums written	$ 861,388	$ 187,420	$ 90,896	$ (41,854)	$ 1,097,850
Premiums ceded	(150,820)	(24,450)	(80,580)	41,854	(213,996)
Net premiums written	710,568	162,970	10,316	–	883,854
Net premiums earned	$ 697,614	$ 145,246	$ 9,224	$ –	$ 852,084
Other related income	3,817	13,566	23,343	(15,598)	25,128
Loss and loss adjustment expenses	(413,005)	(115,711)	(1,420)	–	(530,136)
Acquisition costs	(127,498)	(34,818)	(18,102)	15,598	(164,820)
General and administrative expenses	(136,249)	(26,144)	(9,300)	–	(171,693)
Underwriting income (loss)	**$ 24,679**	**$ (17,861)**	**$ 3,745**	**$ –**	**$ 10,563**
Loss ratio[2]	59.2%	79.7%	4.4%		62.2%
Acquisition cost ratio[2]	18.3%	24.0%	55.6%		19.3%
General and administrative expense ratio[2]	19.5%	18.0%	28.6%		20.1%
Combined ratio[2]	97.0%	121.7%	88.6%		101.6%
Total assets	**$ 2,351,967**	**$ 273,454**	**$ 93,781**		**$ 2,719,202**

Reconciliation

Underwriting income	$ 10,563
Net investment income	31,482
Net realized and unrealized gains – investments	43,769
Net realized and unrealized gains – other	14,441
Other income	417
Interest expense	(10,352)
Net foreign exchange losses	(4,719)
Income before income taxes and interest in earnings of equity investments	**$ 85,601**

[1]Inter-segment eliminations relate to Flagstone Suisse quota share arrangements with Island Heritage and beginning in 2009, also with Lloyd's.

[2]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

Segment Reporting

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

For the year ended December 31, 2009

	Reinsurance	Lloyd's	Island Heritage	Inter-segment Eliminations[1]	Total
Gross premiums written	$ 796,984	$ 145,889	$ 84,239	$ (38,621)	$ 988,491
Premiums ceded	(140,850)	(18,504)	(75,289)	38,621	(196,022)
Net premiums written	656,134	127,385	8,950	–	792,469
Net premiums earned	$ 689,544	$ 62,130	$ 6,781	$ –	$ 758,455
Other related income	3,622	8,749	20,968	(14,187)	19,152
Loss and loss adjustment expenses	(241,358)	(40,847)	(980)	–	(283,185)
Acquisition costs	(121,837)	(14,608)	(14,213)	14,187	(136,471)
General and administrative expenses	(119,555)	(15,904)	(11,679)	–	(147,138)
Underwriting income (loss)	**$ 210,416**	**$ (480)**	**$ 877**	**$ –**	**$ 210,813**
Loss ratio[2]	35.0%	65.7%	3.5%		37.3%
Acquisition cost ratio[2]	17.7%	23.5%	51.2%		18.0%
General and administrative expense ratio[2]	17.3%	25.6%	42.1%		19.4%
Combined ratio[2]	70.0%	114.8%	96.8%		74.7%
Total assets	**$ 2,298,821**	**$ 177,355**	**$ 90,592**		**$ 2,566,768**

Reconciliation

Underwriting income	$ 210,813
Net investment income	28,531
Net realized and unrealized gains – investments	39,668
Net realized and unrealized gains – other	11,253
Other income	2,576
Interest expense	(12,105)
Net foreign exchange losses	(3,231)
Income before income taxes and interest in earnings of equity investments	**$ 277,505**

For the year ended December 31, 2008

	Reinsurance	Island Heritage	Inter-segment Eliminations[1]	Total
Gross premiums written	$ 740,169	$ 76,926	$ (35,206)	$ 781,889
Premiums ceded	(46,638)	(75,759)	35,206	(87,191)
Net premiums written	693,531	1,167	–	694,698
Net premiums earned	$ 641,500	$ 12,668	$ –	$ 654,168
Other related income	305	13,247	(9,691)	3,861
Loss and loss adjustment expenses	(377,228)	(2,656)	–	(379,884)
Acquisition costs	(101,528)	(13,897)	9,691	(105,734)
General and administrative expenses	(90,026)	(9,000)	–	(99,026)
Underwriting income	**$ 73,023**	**$ 362**	**$ –**	**$ 73,385**
Loss ratio[2]	58.8%	10.2%		58.1%
Acquisition cost ratio[2]	15.8%	53.6%		16.2%
General and administrative expense ratio[2]	14.0%	34.7%		15.1%
Combined ratio[2]	88.6%	98.5%		89.4%
Total assets	**$ 2,167,853**	**$ 48,117**		**$ 2,215,970**

Reconciliation

Underwriting income	$ 73,385
Net investment income	51,398
Net realized and unrealized losses – investments	(272,206)
Net realized and unrealized gains – other	11,617
Other income	4,354
Interest expense	(18,297)
Net foreign exchange losses	(21,477)
Loss before taxes and interest in earnings of equity investments	**$ (171,226)**

[1]Inter-segment eliminations relate to Flagstone Suisse quota share arrangements with Island Heritage and beginning in 2009, also with Lloyd's.
[2]For Island Heritage segment all ratios calculated using expenses divided by net premiums earned plus other related income.

Segment Reporting

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The following tables set forth a breakdown of the Company's gross premiums written by line of business and geographic area of risks insured for the periods indicated:

For the year ended December 31,	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written[5]	Percentage of total	Gross premiums written	Percentage of total
Line of business						
Reinsurance and Lloyd's[1]						
Property catastrophe	$ 474,501	43.2%	$ 468,158	47.4%	$ 457,549	58.5%
Property	259,006	23.6%	202,378	20.5%	94,706	12.1%
Short-tail specialty and casualty	273,447	24.9%	233,716	23.6%	152,708	19.5%
Island Heritage						
Insurance	90,896	8.3%	84,239	8.5%	76,926	9.9%
Total	**$ 1,097,850**	**100.0%**	**$ 988,491**	**100.0%**	**$ 781,889**	**100.0%**

For the year ended December 31,	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total[5]	Gross premiums written	Percentage of total
Geographic area of risk insured[2]						
Caribbean[3]	$ 105,327	9.6%	$ 94,483	9.6%	$ 88,482	11.3%
Europe	144,217	13.1%	123,938	12.5%	104,185	13.4%
Japan and Australasia	67,995	6.2%	59,466	6.0%	47,866	6.1%
North America	440,728	40.1%	391,758	39.6%	359,684	46.0%
Worldwide risks[4]	252,997	23.0%	237,207	24.0%	153,442	19.6%
Other	86,586	8.0%	81,639	8.3%	28,230	3.6%
Total	**$ 1,097,850**	**100.0%**	**$ 988,491**	**100.0%**	**$ 781,889**	**100.0%**

[1]Gross premiums written relating to Lloyd's segment are primarily included in property and short-tail specialty and casualty.
[2]Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.
[3]Includes gross premiums written related to Island Heritage segment.
[4]Includes contracts that cover risks in two or more geographic zones.
[5]Gross premiums written in 2009 have been reclassified to conform to current year presentation.

For the years ended December 31, 2010, 2009 and 2008, gross premiums written by brokers were as follows:

For the year ended December 31,	2010		2009		2008	
	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total	Gross premiums written	Percentage of total
Name of broker						
Aon Benfield	$ 343,234	31.3%	$ 366,088	37.0%	$ 369,037	47.2%
Guy Carpenter	297,429	27.1%	231,627	23.4%	162,236	20.7%
Willis Group	123,771	11.3%	95,800	9.7%	56,997	7.3%
Other brokers[1]	333,416	30.3%	294,976	29.9%	193,619	24.8%
Total	**1,097,850**	**100.0%**	**$ 988,491**	**100.0%**	**$ 781,889**	**100.0%**

[1]Other brokers includes the gross premiums related to Island Heritage segment.

Earnings (Loss) Per Common Share

(Amounts in tables expressed in thousands of U.S. dollars, except for share amounts, per share amounts and percentages)

The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2010, 2009, and 2008 is as follows:

	For the years ended December 31,		
	2010	2009	2008
Basic earnings per common share			
Net income (loss) attributable to Flagstone	$ 97,084	$ 242,192	$ (187,302)
Weighted average common shares outstanding	78,391,591	84,074,056	85,175,484
Weighted average vested restricted share units	265,097	205,721	153,220
Weighted average common shares outstanding—Basic	78,656,688	84,279,777	85,328,704
Basic earnings (loss) per common share	$ 1.23	$ 2.87	$ (2.20)
Diluted earnings per common share			
Net income (loss) attributable to Flagstone	$ 97,084	$ 242,192	$ (187,302)
Weighted average common shares outstanding	78,391,591	84,074,056	85,175,484
Weighted average vested restricted share units outstanding	265,097	205,721	153,220
	78,656,688	84,279,777	85,328,704
Share equivalents:			
Weighted average unvested restricted share units	223,902	224,015	–
Weighted average unvested performance share units	–	–	–
Weighted average common shares outstanding—Diluted	78,880,590	84,503,792	85,328,704
Diluted earnings (loss) per common share	**$ 1.23**	**$ 2.87**	**$ (2.20)**

Dilutive share equivalents have been excluded in the weighted average common shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive. The number of anti-dilutive share equivalents that were excluded in the computation of diluted earnings per share for the year ended December 31, 2008, was 243,124. Also at December 31, 2010, 2009, and 2008, there was a warrant outstanding which would result in the issuance of 630,194, 8,585,747 and 8,585,747 common shares, respectively, that were excluded from the computation of diluted earnings per common share because the effect would be anti-dilutive. Because the number of shares contingently issuable under the PSU Plan depends on the average DROE over a two or three year period, the PSUs are excluded from the calculation of diluted earnings per common share until the end of the performance period, at which time the number of shares issuable under the PSU Plan will be known. As at December 31, 2010, 2009, and 2008, there were 3,998,558, 3,305,713, and 2,189,982 PSUs, respectively, which were expected to vest. The maximum number of common shares that could be issued under the PSU Plan at December 31, 2010, 2009, and 2008, was 5,751,765, 4,712,498, and 3,284,973 respectively.

Also at December 31, 2010, 2009, and 2008, there was a warrant outstanding which would result in the issuance of common shares that were excluded from the computation of diluted earnings per common share because the effect would be anti-dilutive. These securities were as follows:

	For the years ended December 31,		
	2010	2009	2008
Warrant	**630,194**	**8,585,747**	**8,585,747**

Shareholder Information

NYSE: FSR

BSX: FSR BH

Compliance with NYSE Governance Requirements

The Company has filed the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's ("NYSE") Corporate Governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual with the NYSE. In addition, the Company has filed as exhibits to the annual report on Form 10-K for the year ended December 31, 2010, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Phone: 1 (201) 680 6578 /
1 (866) 203 6175
Fax: 1 (201) 680 4606

shrrelations@bnymellon.com

www.bnymellon.com/shareowner/equityaccess

Shareholder Inquiries

Shareholder Services

Flagstone Réassurance Suisse SA – Bermuda Branch
23 Church Street
Hamilton HM 11
Bermuda

Phone: 1 (441) 278 4300
Fax: 1 (441) 296 9879

shareholders@flagstonere.com

Investor Relations Inquiries

Brenton Slade

Flagstone Réassurance Suisse SA – Bermuda Branch
23 Church Street
Hamilton HM 11
Bermuda

Phone: 1 (441) 278 4303

ir@flagstonere.com

Directors & Committees

Board of Directors

E. Daniel James
Non-executive Chairman
Founding Partner & Head of North America
Trilantic Capital Partners

David Brown
Chief Executive Officer
Flagstone Reinsurance Holdings S.A.

Gary Black
Former Chief Claims Executive
& Senior Vice President
OneBeacon Insurance Company

Stephen Coley
Director Emeritus
McKinsey & Company

Thomas Dickson
CEO & Founder
Meetinghouse LLC

Stewart Gross
Managing Director
Lightyear Capital LLC

Dr. Anthony Knap
President, Director & Senior Research Scientist
Bermuda Institute of Ocean Sciences

Anthony Latham
Chairman of the Board of Directors
Pool Reinsurance Limited

Jan Spiering
Former Chairman & Managing Partner
Ernst & Young Bermuda

Wray T. Thorn
Senior Managing Director
Marathon Asset Management, LP

Peter F. Watson
Former Chief Executive Officer
Attorney's Liability Assurance Society (Bermuda) Ltd.

Audit Committee

Jan Spiering, *Chairman*
Stephen Coley
Thomas Dickson
Dr. Anthony Knap
Anthony Latham
Peter F. Watson

Compensation Committee

Stewart Gross, *Chairman*
Gary Black
E. Daniel James
Dr. Anthony Knap
Anthony Latham
Wray T. Thorn

Finance Committee

Wray T. Thorn, *Chairman*
David Brown
Stewart Gross
E. Daniel James
Jan Spiering

Governance Committee

Stephen Coley, *Chairman*
Stewart Gross
E. Daniel James
Jan Spiering
Wray T. Thorn

Underwriting Committee

Thomas Dickson, *Chairman*
Gary Black
David Brown
Dr. Anthony Knap
Anthony Latham
Peter F. Watson

Executive Officers



David Brown
Chief Executive Officer



Patrick Boisvert
Chief Financial Officer



Gary Prestia
Chief Underwriting Officer
North America



Guy Swayne
Chief Underwriting Officer
International



David Flitman
Chief Actuary



Frédéric Traimond
Chief Operating Officer



Brenton Slade
Chief Marketing Officer



William Fawcett
General Counsel



Venkateswara Rao Mandava
Chief Information Officer

Global Offices

Europe

Flagstone Reinsurance Holdings S.A.

37, Val St. Andre
L-1128
Luxembourg
Phone: +352 250 750 223
infoch@flagstonere.com

Flagstone Réassurance Suisse SA

Rue du Collège, 1
CH-1920 Martigny
Switzerland
Phone: +41 27 721 00 10
infoch@flagstonere.com

Flagstone Representatives Limited

4th Floor, 1 Minster Court
Mincing Lane
London EC3R 7AA
United Kingdom
Phone: +44 (0)20 7456 1800
inforep@flagstonere.com

Flagstone Syndicate Management Limited

(registered number 00747594)

Lloyd's Syndicate 1861
4th Floor, 1 Minster Court
Mincing Lane
London EC3R 7AA
United Kingdom
Phone: +44 (0)20 7456 1800

Flagstone Capital Management Luxembourg SICAF-FIS SA

37, Val St. Andre
L-1128
Luxembourg
Phone: +352 250 750 223
infoch@flagstonere.com

Bermuda

Flagstone Réassurance Suisse SA – Bermuda Branch

23 Church Street
Hamilton HM 11
Bermuda
Phone: 1 (441) 278 4300
info@flagstonere.com

Middle East

Flagstone Underwriters Middle East Ltd.

Regulated by DFSA

DIFC/Dubai International Financial Centre
The Gate Building
West Wing, Suite 403
Dubai, UAE
Phone: +971 (4) 362 0870
fume@flagstonere.com

Mosaic Underwriting Services (Dubai) Limited

DIFC/Dubai International Financial Centre
The Gate Building
West Wing, Suite 403
Dubai, UAE
Phone: +971 (4) 362 0870

Americas

Flagstone Underwriters Latin-America Limited A.I.

Western Bank World Plaza
Suite 1900
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918
Phone: 1 (787) 993 1062
infopr@flagstonere.com

Flagstone Management Services (Halifax) Limited

Suite 700, Cogswell Tower
2000 Barrington Street
Halifax, NS B3J 3K1
Canada
Phone: 1 (902) 482 6847

Flagstone do Brasil Marketing Limitada

Avenida Almirante Barroso 52,
Sala 2401
CEP 20031-918
Rio de Janeiro, RJ – Brazil
Phone: +55 (21) 3266 1942

Mosaic Underwriting Services Inc.

One Grand Central Place
Suite 2140
60 East 42nd Street
New York, NY 10165
USA
Phone: 1 (212) 324 5627

Asia

Flagstone Underwriting Support Services (India) Pvt. Ltd.

Plot #36 & 37
Gachibowli Financial District
Nanakramguda (V)
Serilingrampaaly, Hyderabad
500 032, India
Phone: +91 040 6612 8680
hydinfo@flagstonere.com

Africa

Flagstone Reinsurance Africa Limited

Office 102, 1st Floor
The Firs
Cnr. Cradock & Biermann Avenues
Rosebank, 2196
Johannesburg, South Africa
Phone: +27 (0)11 447 7388

Caribbean

Island Heritage Insurance Company, Ltd.

Atlantic Star House
128 Lawrence Boulevard
Grand Cayman KY1-1104
Phone: 1 (345) 949 7280
info@islandheritage.com.ky

Island Heritage Insurance Company, Ltd.

Suite 12, First Floor
Thomas Daniel Building
Hincks Street, Bridgetown
Barbados
Phone: 1 (246) 426 2218

www.flagstonere.com